As filed with the Securities and Exchange Commission on August 24, 2007
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MedAssets, Inc.
(Exact name of registrant as specified in its charter)

DELAWARE	7374	51-0391128
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

100 North Point Center East, Suite 200
Alpharetta, Georgia 30022
(678) 323-2500
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Jonathan H. Glenn, Esq.
Executive Vice President and Chief Legal and Administrative Officer
MedAssets, Inc.
100 North Point Center East, Suite 200
Alpharetta, Georgia 30022
(678) 323-2500
(Name, address, including zip code and telephone number, including area code, of agent for service)

Steven J. Gartner, Esq. Morgan D. Elwyn, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 (212) 728-8000	Patrick O’Brien, Esq. Michael D. Beauvais, Esq. Ropes & Gray LLP One International Place Boston, Massachusetts 02110 (617) 951-7000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate
Securities to be Registered	Offering Price(1)(2)	Amount of Registration Fee
Common stock, $0.01 par value per share	$230,000,000	$7,061.00

(1)	Includes shares to cover over-allotments, if any, pursuant to an over-allotment option granted to the underwriters.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS (SUBJECT TO COMPLETION)
Issued August 24, 2007

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

           Shares

MedAssets, Inc. is offering           shares of its common stock. This is our initial public offering, and no public market currently exists for our common stock. We anticipate that the initial public offering price per share will be between $      and $     .

We have applied to list our common stock on the Nasdaq Global Select Market under the symbol “MDAS.”

Investing in our common stock involves risks.  See “Risk Factors” beginning on page 10.

Price $      Per Share

Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	Company

Per Share	$	$	$
Total	$	$	$

To the extent that the underwriters sell more than          shares of common stock, the underwriters have the option to purchase up to an additional           shares from MedAssets, Inc. at the initial public offering price less the underwriting discount within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver shares to purchasers on or about          , 2007.

Morgan Stanley	Lehman Brothers

Deutsche Bank Securities	Goldman, Sachs & Co.

Piper Jaffray	William Blair & Company	Wachovia Securities

          , 2007

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including          , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

In this prospectus, unless the context indicates otherwise, references to:

•	“MedAssets,” the “Company,” “we,” “our” and “us” mean MedAssets, Inc. and its subsidiaries and predecessor entities;

•	the “2006 Financing” means the $170 million senior secured term loan and $60 million revolving credit facility established pursuant to a credit agreement dated as of October 23, 2006;

•	the “2007 Financing” means the $150 million increase in the senior secured term loan pursuant to an amendment to our credit agreement as of July 2, 2007;

•	the “2007 Dividend” means the special dividend payable on August 30, 2007 to the holders of our common stock and preferred stock of $70 million in the aggregate;

•	“MD-X” means, collectively, MD-X Solutions, Inc., MD-X Services, Inc., MD-X Strategies, Inc., MD-X Systems, Inc., which we acquired on July 2, 2007;

•	“pro forma” means MedAssets after giving effect to the acquisitions of MD-X and XactiMed, the 2006 Financing, the 2007 Financing and the 2007 Dividend as of the beginning of the applicable period or as of the applicable date; and

•	“XactiMed” means XactiMed, Inc., which we acquired on May 18, 2007.

PROSPECTUS SUMMARY

This summary highlights selected information more fully described elsewhere in this prospectus. Because it is a summary, it is not complete and does not contain all of the information you should consider before buying shares of our common stock in this offering. You should read the entire prospectus carefully, including “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and our consolidated financial statements and the notes to those financial statements appearing elsewhere in this prospectus, before deciding to invest in our common stock.

MedAssets, Inc.

Our Business

We provide technology-enabled products and services which together deliver solutions designed to improve operating margin and cash flow for hospitals and health systems. We believe implementation of our full suite of solutions has the potential to improve customer operating margins by 1.5% to 5.0% of revenues through increasing revenue capture and decreasing supply costs. The sustainable financial improvements provided by our solutions occur in the near-term and can be quantified and confirmed by our customers. Our solutions integrate with our customers’ existing operations and enterprise software systems and require minimal upfront costs or capital expenditures.

Our solutions help mitigate the increasing financial pressures facing hospitals and health systems, such as the increasing complexity of healthcare reimbursement, rising levels of bad debt and uncompensated care and significant increases in supply utilization and operating costs. According to the American Hospital Association, average community hospital operating margins were 3.7% in 2005, and approximately 25% of community hospitals had negative total margins. Bad debt and charity care, or uncompensated care, have had a significant impact on operating margins, costing community hospitals $28.8 billion, or 5.6% of total expenses in 2005. We believe that hospital and health system operating margins will remain under long-term and continual financial pressure due to shortfalls in available government reimbursement, managed care pricing leverage and continued escalation of supply utilization and operating costs.

Our success in improving our customers’ ability to increase revenue and manage supply expense has driven substantial growth in our customer base and has allowed us to expand sales of our products and services to existing customers. These factors have contributed to our compound annual revenue growth rate of 41.4% over our last four fiscal years. Our Revenue Cycle Management segment currently has more than 1,000 hospital customers, which makes us one of the largest providers of revenue cycle management solutions to hospitals. Our Spend Management segment manages approximately $15 billion of supply spending by healthcare providers, has more than 1,700 hospital customers and includes the third largest group purchasing organization, or GPO, in the United States.

For the twelve months ended December 31, 2006, we generated net revenue of $146.2 million, net income of $8.6 million and Adjusted EBITDA of $50.8 million. On a pro forma basis, we generated net revenue of $177.9 million, net loss of $6.6 million and Adjusted EBITDA of $56.2 million. We define Adjusted EBITDA as net income (loss) before net interest expense, income tax expense (benefit), depreciation and amortization and other non-recurring or non-cash items. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Use of Non-GAAP Financial Measures.”

Our Solutions

Our technology-enabled solutions are delivered primarily through company-hosted, or ASP-based, software supported by enterprise-wide sales, account management, implementation services and consulting. This integrated, customer-centric approach to delivering our solutions, combined with the ability to deliver measurable financial improvement, has resulted in high retention of our large health system customers, and, in turn, a predictable base of stable, recurring revenue. Our ability to expand the breadth and value of our solutions over time has allowed us to develop strong relationships with our customers’ senior management teams.

We deliver our solutions through two business segments, Revenue Cycle Management and Spend Management:

•	Revenue Cycle Management. Our Revenue Cycle Management segment provides a comprehensive suite of software and services spanning the hospital revenue cycle workflow – from patient admission, charge capture, case management and health information management through claims processing and accounts receivable management. Our workflow solutions, together with our data management and business intelligence tools, increase revenue capture and cash collections, reduce accounts receivable balances and increase regulatory compliance. Based on our analysis of certain customers that have implemented a portion of our products and services, we estimate that implementation of our full suite of revenue cycle management solutions has the potential to increase a typical health system’s net patient revenue by 1.0% to 3.0%.

•	Spend Management. Our Spend Management segment provides a comprehensive suite of technology-enabled services that help our customers manage their non-labor expense categories. Our solutions lower supply and medical device pricing and utilization by managing the procurement process through our group purchasing organization’s portfolio of contracts, consulting services and business intelligence tools. Based on our analysis of certain customers that have implemented a portion of our products and services, we estimate that implementation of our full suite of spend management solutions has the potential to decrease a typical health system’s supply expenses by 3% to 10%, which equates to an increase in operating margin of 0.5% to 2.0% of revenue.

Our solutions are primarily focused on acute care hospitals, whether operating on their own or as part of large health systems consisting of multiple hospitals and other non-hospital healthcare providers. The U.S. healthcare market has approximately 5,700 acute care hospitals, of which approximately 2,700 are part of health systems. Our customer base currently includes over 125 health systems and, including those that are part of our health system customers, more than 2,500 acute care hospitals and approximately 30,000 ancillary or non-acute provider locations. We estimate the total addressable market for our revenue cycle management and spend management solutions to be $6.5 billion.

Our Competitive Strengths

We are uniquely positioned to execute on our strategy. Our competitive strengths include:

•	Comprehensive and flexible suite of solutions. The breadth and depth of our product and service offering is unique and our ability to combine our offerings enables us to deliver value-based, customer-specific solutions that differentiate us from our competitors.

•	Superior proprietary data. Our solutions are supported by proprietary databases that we believe are the industry’s most comprehensive, including our master item file that contains approximately 4 million products and our chargemaster that contains over 160,000 distinct charges.

•	Large and experienced sales force. We employ a highly-trained and focused sales team of more than 110 people, one of the largest among our competitors, providing national sales coverage for establishing and managing customer relationships.

•	Long-term and expanding customer relationships. Our collaborative approach and ability to deliver measurable and sustainable financial improvement have resulted in high retention of our large health system customers.

•	Proven management team and dynamic culture. Our senior management team has an average of 17 years experience in the healthcare industry, an average of six years of service with us and a proven track record of delivering measurable financial improvement for healthcare providers.

•	Successful history of growing our business and integrating acquired businesses. Since inception in 1999, we have successfully acquired and integrated multiple companies that have substantially increased the breadth and value of our revenue cycle management and spend management solutions.

Our Strategy

Our mission is to partner with hospitals and health systems to enhance their financial strength through improved operating margin and cash flow. Key elements of our strategy include:

•	Continually improving and expanding our suite of solutions,

•	Further penetrating our existing customer base,

•	Attracting new customers,

•	Leveraging operating efficiencies and economies of scale, and

•	Maintaining an internal environment that fosters a strong and dynamic culture.

Corporate Information

Our principal executive offices are located at 100 North Point Center East, Suite 200, Alpharetta, Georgia 30022. Our telephone number is (678) 323-2500. Our Internet address is www.medassets.com. Information on our website does not constitute part of this prospectus. We were incorporated in Delaware in 1999.

The Offering

Common stock offered by us in this offering	shares

Over-allotment option	shares

Common stock to be outstanding after the offering	shares

Use of proceeds	We plan to use the net proceeds of the offering to repay approximately $ million of outstanding indebtedness and for general corporate purposes, including for further development and expansion of our technology-enabled solutions as well as for possible acquisitions of complementary businesses, technologies or other assets.

Proposed Nasdaq Global Select Market symbol	“MDAS”

Risk factors	Please read the section entitled “Risk Factors” beginning on page 10 for a discussion of some of the factors you should carefully consider before deciding to invest in shares of our common stock.

The number of shares of common stock outstanding after the offering is based on 14,346,521 shares outstanding as of July 31, 2007 and the issuance of 21,645,933 shares of common stock issuable upon the automatic conversion of all of the outstanding shares of our preferred stock upon the closing of this offering. The number of shares of common stock to be outstanding after this offering excludes:

•	7,348,297 shares of common stock issuable upon the exercise of stock options outstanding as of July 31, 2007, with a weighted average exercise price of $3.84;

•	234,358 shares of common stock issuable in connection with the exercise of warrants outstanding as of July 31, 2007, with a weighted average exercise price of $5.85; and

•	shares of common stock reserved for issuance under incentive compensation plans.

Unless otherwise indicated, the information presented in this prospectus:

•	reflect a -for-1 common stock split, which we will effect prior to the offering;

•	assume the conversion of all of the outstanding shares of our preferred stock to shares of our common stock;

•	assume that the underwriters’ over-allotment option, which entitles the underwriters to purchase up to additional shares of our common stock from us, is not exercised; and

•	assume an initial public offering price of $ per share, the midpoint of the range set forth on the cover of this prospectus.

Summary Historical Consolidated and Pro Forma Financial Data

Our historical financial data as of and for the fiscal years ended December 31, 2004, 2005 and 2006 have been derived from the audited consolidated financial statements included elsewhere in this prospectus. The historical financial data as of June 30, 2007 and for the six-month periods ended June 30, 2006 and 2007 have been derived from the unaudited consolidated financial statements included elsewhere in this prospectus. These unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of our financial position as of such dates and our results of operations for such periods. The results for periods of less than a full year are not necessarily indicative of the results to be expected for any other interim period or for a full year. The summary historical consolidated financial data and notes should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those financial statements included elsewhere in this prospectus.

The unaudited pro forma consolidated statement of operations data for the fiscal year ended December 31, 2006 give effect to the acquisitions of MD-X and XactiMed, the 2006 Financing and the 2007 Financing as if they had occurred at the beginning of such period. The unaudited pro forma consolidated statement of operations data for the six months ended June 30, 2007 give effect to the acquisitions of MD-X and XactiMed and the 2007 Financing as if they had occurred at the beginning of such period. The unaudited pro forma consolidated balance sheet data as of June 30, 2007 give effect to the acquisition of MD-X, the 2007 Financing and the 2007 Dividend as if they occurred on June 30, 2007. The unaudited pro forma consolidated financial data below is based upon available information and assumptions that we believe are reasonable; however, we can provide no assurance that the assumptions used in the preparation of the unaudited pro forma consolidated financial data are correct. The unaudited pro forma consolidated financial data is for illustrative and informational purposes only and is not intended to represent or be indicative of what our financial condition or results of operations would have been if, in the case of pro forma statement of operations data, the acquisitions of MD-X and XactiMed, the 2006 Financing or the 2007 Financing had occurred at the beginning of such periods, or in the case of pro forma balance sheet data, the acquisition of MD-X, the 2007 Financing and the 2007 Dividend had occurred on June 30, 2007. The unaudited pro forma consolidated financial data also should not be considered representative of our future financial condition or results of operations.

See our unaudited pro forma financial statements included elsewhere in this prospectus for a complete description of the adjustments made to derive the pro forma statement of operations data and pro forma balance sheet data.

The unaudited pro forma as adjusted consolidated balance sheet data as of June 30, 2007 include the following adjustments as if they occurred on June 30, 2007: (i) the acquisition of MD-X, the 2007 Financing and the 2007 Dividend, (ii) the conversion of all of the outstanding shares of our preferred stock to shares of our common stock, (iii) the receipt by us of the net proceeds from the sale of shares of common stock at an assumed initial public offering price of $      per share, which is the midpoint of the price range listed on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and (iv) the repayment of approximately $      of indebtedness upon the closing of this offering.

	Fiscal Year Ended December 31,				Six Months Ended June 30,
	2004	2005	2006(1)	2006	2006	2007(2)	2007
				Pro forma
				(Unaudited)			Pro forma
					(Unaudited)

	(In thousands)
Consolidated Statement of Operations Data:
Net revenue:
Revenue Cycle Management	$13,844	$20,650	$48,834	$80,542	$22,665	$30,008	$51,037
Spend Management	61,545	77,990	97,401	97,401	49,204	55,316	55,316

Total net revenue(3)	75,389	98,640	146,235	177,943	71,869	85,324	106,353
Operating expenses:(4)
Cost of revenue	4,881	7,444	14,960	24,504	6,945	9,039	15,374
Product development expenses	2,864	3,078	7,176	9,018	3,767	3,691	4,411
Selling and marketing expenses	16,798	23,740	32,293	36,397	16,110	18,696	20,475
General and administrative expenses	26,758	39,146	55,556	68,486	29,906	26,367	34,292
Depreciation	1,797	3,257	4,907	5,132	2,184	3,476	3,758
Amortization of intangibles	8,374	7,827	12,398	19,494	6,137	6,368	9,552
Impairment of PP&E and intangibles(5)	743	368	4,522	5,717	4,000	1,195	1,195

Total operating expenses	62,215	84,860	131,812	168,748	69,049	68,832	89,057

Operating income	13,174	13,780	14,423	9,195	2,820	16,492	17,296
Other income (expense):
Interest expense	(7,915)	(6,995)	(10,921)	(27,342)	(4,700)	(7,387)	(13,335)
Other income (expense)	(2,070)	(837)	(3,917)	(3,853)	(3,174)	912	949

Income (loss) before income taxes	3,189	5,948	(415)	(22,000)	(5,054)	10,017	4,910
Income tax (benefit)	914	(10,517)	(9,026)	(15,366)	(9,670)	3,854	3,236

Income (loss) from continuing operations	2,275	16,465	8,611	(6,634)	4,616	6,163	1,674
Loss from discontinued operations	(191)	—	—	—	—	—	—

Net income (loss)	2,084	16,465	8,611	(6,634)	4,616	6,163	1,674
Preferred stock dividends and accretion	(13,499)	(14,310)	(14,713)	(17,173)	(7,521)	(7,647)	(8,644)

Net (loss) income attributable to common stockholders	$(11,415)	$2,155	$(6,102)	$(23,807)	$(2,905)	$(1,484)	$(6,970)

Other Financial Data:
Gross fees(3)	$103,199	$137,434	$185,659	$217,367	$90,742	$108,042	$129,071
Adjusted EBITDA(6)	$24,910	$31,286	$50,753	$56,162	$19,364	$29,835	$34,996

(1)	Amounts include the results of operations of Avega Health Systems Inc. (Revenue Cycle Management segment), or Avega, from January 1, 2006, the date of acquisition.

(2)	Amounts include the results of operations of XactiMed (Revenue Cycle Management segment) from May 18, 2007, the date of acquisition.

(3)	Total net revenue reflects our gross fees net of our revenue share obligation. Gross fees include all administrative fees we receive pursuant to our group purchasing organization vendor contracts and all other fees we receive from customers. Our revenue share obligation represents the portion of the administrative fees we are contractually obligated to share with certain of our group purchasing organization customers. The following details the adjustments to gross fees to derive total net revenue:

	Fiscal Year Ended December 31,				Six Months Ended June 30,
	2004	2005	2006	2006	2006	2007	2007
				Pro forma			Pro forma
				(Unaudited)	(Unaudited)
				(In thousands)
Gross administrative fees	$80,928	$106,963	$125,202	$125,202	$61,206	$71,042	$71,042
Other fees	22,271	30,471	60,457	92,165	29,536	37,000	58,029

Gross fees	103,199	137,434	185,659	217,367	90,742	108,042	129,071
Revenue share obligation	(27,810)	(38,794)	(39,424)	(39,424)	(18,873)	(22,718)	(22,718)

Total net revenue	$75,389	$98,640	$146,235	$177,943	$71,869	$85,324	$106,353

(4)	We adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123(R), on January 1, 2006. Amounts include share-based compensation expense as follows:

	Fiscal Year Ended December 31,				Six Months Ended June 30,
	2004	2005	2006	2006	2006	2007	2007
				Pro forma			Pro forma
				(Unaudited)	(Unaudited)
				(In thousands)
Cost of revenue	—	—	$938	$938	$193	$311	$311
Product development	—	—	530	530	186	143	143
Selling and marketing	—	—	685	685	128	367	367
General and administrative	$200	$423	1,502	2,909	373	885	1,500

Total share-based compensation expense	$200	$423	$3,655	$5,062	$880	$1,706	$2,321

(5)	Impairment of intangibles primarily relates to the write off of in-process research and development assets of Avega and XactiMed.

(6)	We define Adjusted EBITDA as net income (loss) before net interest expense, income tax expense (benefit), depreciation and amortization and other non-recurring or non-cash items. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis from period to period that, when viewed in combination with our GAAP results and the following reconciliation, provides a more complete understanding of factors and trends affecting our business than GAAP measures alone. We believe Adjusted EBITDA assists our management and investors in comparing our operating performance on a consistent basis because they remove the impact of our capital structure (primarily interest charges and amortization of debt issuance costs), asset base (primarily depreciation and amortization) and items outside the control of our management team (taxes), as well as other non-cash (impairment of intangibles, purchase accounting adjustments, share-based compensation expense and imputed rental income) and non-recurring (litigation expenses and failed acquisition charges) items, from our operations.

Adjusted EBITDA is not a measurement of financial performance under GAAP and should not be considered in isolation or as an alternative to income from operations, net income (loss), cash flows from continuing operating activities or any other measure of performance or liquidity derived in accordance with GAAP.

We strongly urge you to review the reconciliation of net income (loss) to Adjusted EBITDA, along with our consolidated financial statements included elsewhere in this prospectus. In addition, because Adjusted EBITDA is not a measure of financial performance under GAAP and is susceptible to varying calculations, the Adjusted EBITDA measure, as presented in this prospectus, may differ from and may not be comparable to similarly titled measures used by other companies. See “Management’s Discussion and Analysis of

Financial Condition and Results of Operations — Use of Non-GAAP Financial Measures.” The table below shows the reconciliation of net income (loss) to Adjusted EBITDA for the periods presented.

	Fiscal Year Ended December 31,				Six Months Ended June 30,
	2004	2005	2006	2006	2006	2007	2007
				Pro forma			Pro forma
				(Unaudited)	(Unaudited)

	(In thousands)
Net income (loss)	$2,084	$16,465	$8,611	$(6,634)	$4,616	$6,163	$1,674
Depreciation	1,797	3,257	4,907	5,132	2,184	3,476	3,758
Amortization of intangibles	8,374	7,827	12,398	19,494	6,137	6,368	9,552
Interest expense, net of interest income(1)	7,762	6,279	9,545	25,965	4,343	6,708	12,656
Income tax (benefit)	914	(10,517)	(9,026)	(15,366)	(9,670)	3,854	3,236
Loss from discontinued operations	191	—	—	—	—	—	—

EBITDA	21,122	23,311	26,435	28,591	7,610	26,569	30,876
Impairment of intangibles(2)	743	368	4,522	5,717	4,000	1,195	1,195
Share-based compensation(3)	200	423	3,655	5,062	880	1,706	2,321
Debt issuance cost extinguishment(4)	2,681	1,924	2,158	2,158	—	—	—
Rental income from capitalized building lease(5)	(438)	(438)	(438)	(438)	(219)	(219)	(219)
Litigation expenses(6)	602	5,698	8,629	8,629	4,550	—	—
Avega & XactiMed purchase accounting adjustments(7)	—	—	4,906	5,557	2,543	584	823
Failed acquisition charges(8)	—	—	886	886	—	—	—

Adjusted EBITDA	$24,910	$31,286	$50,753	$56,162	$19,364	$29,835	$34,996

(1)	Interest income is included in other income (expense) and is not netted against interest expense in our consolidated statement of operations.

(2)	Impairment of intangibles primarily relates to the write off of in-process research and development assets of Avega and XactiMed.

(3)	Represents non-cash share-based compensation to both employees and directors. The significant increase in 2006 is due to the adoption of SFAS No. 123(R). We believe excluding this non-cash expense allows us to compare our operating performance without regard to the impact of share-based compensation, which varies from period to period based on amount and timing of grants.

(4)	These charges were incurred to expense unamortized debt issuance costs upon refinancing our credit facilities. We believe this expense relating to our financing and investing activities does not relate to our continuing operating performance.

(5)	The imputed rental income recognized with respect to a capitalized building lease is deducted from net income (loss) due to its non-cash nature. We believe this income is not a useful measure of continuing operating performance. See Note 6 to our Consolidated Financial Statements for further discussion of this rental income.

(6)	These litigation expenses relate to litigation that was brought against one of our subsidiaries and settled in May 2006. This litigation, and associated litigation expense, is considered by management to be outside the ordinary course of business.

(7)	These adjustments include the non-recurring effect on revenue of adjusting acquired deferred revenue balances to fair value at each acquisition date. The reduction of the deferred revenue balances materially effects period-to-period financial performance comparability and revenue and earnings growth in periods subsequent to the acquisition and is not indicative of the changes in underlying results of operations.

(8)	These charges reflect due diligence and acquisition expenses related to an acquisition that did not occur. We consider this an infrequent charge that are not representative of underlying results of operations.

	December 31,			June 30,
	2004	2005	2006	2007	2007	2007
						Pro forma
					Pro Forma	As Adjusted
				(Unaudited)
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$28,145	$68,331	$23,459	$23,036	$22,024
Working capital(1)	(956)	46,020	(9,993)	(1,887)	(1,875)
Total assets	161,756	219,713	277,356	322,629	418,223
Total notes payable (including current portion)(2)	59,337	90,523	170,764	179,899	319,899
Total liabilities	107,773	150,803	248,532	257,504	412,405
Redeemable convertible preferred stock	158,234	169,644	196,030	232,816	243,801
Total stockholder’s deficit	(104,251)	(100,734)	(167,206)	(167,691)	(237,983)

(1)	Working capital is defined as total current assets less total current liabilities.

(2)	Notes payable are exclusive of capital lease obligations.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks described below in addition to the other information presented in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus, before making your decision to invest in shares of our common stock. If any of the following risks actually occurs, our business, results of operations, financial condition, cash flows and future prospects could be materially and adversely affected. If that were to happen, the market price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business

We face intense competition, which could limit our ability to maintain or expand market share within our industry, and if we do not maintain or expand our market share, our business and operating results will be harmed.

The market for our products and services is fragmented, intensely competitive and characterized by the frequent introduction of new products and services and by rapidly evolving industry standards, technology and customer needs. Our revenue cycle management products and services compete with products and services provided by well-financed and technologically-sophisticated entities, including: information technology providers such as McKesson Corporation, Siemens Corporation, Medical Information Technology, Inc. and Eclipsys Corporation; consulting firms such as Accenture Ltd., The Advisory Board Company, Deloitte & Touche LLP, Ernst & Young LLP, and Navigant Consulting, Inc.; and providers of niche products and services such as CareMedic Systems, Inc., Accuro Healthcare Solutions Inc. and The SSI Group, Inc. The primary competitors to our spend management products and services are other large GPOs, such as Novation, LLC, Premier, Inc., Broadlane, HealthTrust LLC and Amerinet.

With respect to both our revenue cycle management and spend management products and services, we compete on the basis of several factors, including breadth, depth and quality of product and service offerings, ability to deliver financial improvement through the use of products and services, quality and reliability of services, ease of use and convenience, brand recognition, ability to integrate services with existing technology and price. Many of our competitors are more established, benefit from greater name recognition, have larger customer bases and have substantially greater financial, technical and marketing resources. Other of our competitors have proprietary technology that differentiates their product and service offerings from ours. As a result of these competitive advantages, our competitors and potential competitors may be able to respond more quickly to market forces, undertake more extensive marketing campaigns for their brands, products and services and make more attractive offers to customers. In addition, many GPOs are owned by the provider-customers of the GPO, which enables our competitors to distinguish themselves on that basis.

We cannot be certain that we will be able to retain our current customers or expand our customer base in this competitive environment. If we do not retain current customers or expand our customer base, our business and results of operations will be harmed. Moreover, we expect that competition will continue to increase as a result of consolidation in both the information technology and healthcare industries. If one or more of our competitors or potential competitors were to merge or partner with another of our competitors, the change in the competitive landscape could also adversely affect our ability to compete effectively and could harm our business. Many healthcare providers are consolidating to create integrated healthcare delivery systems with greater market power. As the healthcare industry consolidates, competition to provide services to industry participants will become more intense and the importance of existing relationships with industry participants will become greater.

We face pricing pressures that could limit our ability to maintain or increase prices for our products and services.

We may be subject to pricing pressures with respect to our future sales arising from various sources, including, without limitation, competition within the industry, consolidation of healthcare industry participants, practices of managed care organizations and government action affecting reimbursement. If our competitors are able to offer products and services that result, or that are perceived to result, in customer financial improvement that is substantially similar to or better than the financial improvement generated by our products and services, we may be forced to compete on the basis of additional attributes, such as price, to remain competitive. In addition, as healthcare providers consolidate to create integrated healthcare delivery systems with greater market power, these providers may try to use their market power to negotiate fee reductions for our products and services. Our customers and the other entities with which we have a business relationship are affected by changes in regulations and limitations in governmental spending for Medicare and Medicaid programs. Government actions could limit government spending for the Medicare and Medicaid programs, limit payments to healthcare providers, and increase emphasis on competition and other programs that could have an adverse effect on our customers and the other entities with which we have a business relationship.

If our pricing experiences significant downward pressure, our business will be less profitable and our results of operations will be adversely affected. In addition, because cash flow from operations funds our working capital requirements, reduced profitability could require us to raise additional capital sooner than we would otherwise need.

If we are not able to offer new and valuable products and services, we may not remain competitive and our revenue and results of operations may suffer.

Our success depends on providing products and services that healthcare providers use to improve financial performance. Our competitors are constantly developing products and services that may become more efficient or appealing to our customers. In addition, certain of our existing products may become obsolete in light of rapidly evolving industry standards, technology and customer needs, including changing regulations and customer reimbursement policies. As a result, we must continue to invest significant resources in research and development in order to enhance our existing products and services and introduce new high-quality products and services that customers and potential customers will want. Many of our customer relationships are non-exclusive or terminable on short notice, or otherwise terminable after a specified term. If our new or modified product and service innovations are not responsive to user preferences or industry or regulatory changes, are not appropriately timed with market opportunity, or are not effectively brought to market, we may lose existing customers and be unable to obtain new customers and our results of operations may suffer.

We may experience significant delays in generating, or an inability to generate, revenues if potential customers take a long time to evaluate our products and services.

A key element of our strategy is to market our products and services directly to large healthcare providers, such as health systems and acute care hospitals, to increase the number of our products and services utilized by existing health system and acute care hospital customers. We do not control many of the factors that will influence the decisions of these organizations regarding the purchase of our products and services. The evaluation process is often lengthy and involves significant technical evaluation and commitment of personnel by these organizations. The use of our products and services may also be delayed due to reluctance to change or modify existing procedures. If we are unable to sell additional products and services to existing health system and hospital customers, or enter into and maintain favorable relationships with other large healthcare providers, our revenue could grow at a slower rate or even decrease.

Unsuccessful implementation of our products and services with our customers may harm our future financial success.

Some of our new-customer projects are complex and require lengthy and significant work to implement our products and services. Each customer’s situation may be different, and unanticipated difficulties and delays may arise as a result of failure by us or by the customer to meet respective implementation responsibilities. If the customer implementation process is not executed successfully or if execution is delayed, our relationships with some of our customers may be adversely impacted and our results of operations will be impacted negatively. In addition, cancellation of any implementation of our products and services after it has begun may involve loss to us of time, effort and resources invested in the cancelled implementation as well as lost opportunity for acquiring other customers over that same period of time. These factors may contribute to substantial fluctuations in our quarterly operating results, particularly in the near term and during any period in which our sales volume is relatively low.

We expect that our quarterly results of operations will fluctuate as a result of factors that impact our ability to recognize revenue, some of which may be outside of our control.

Certain of our customer contracts contain terms that result in revenue that is deferred and cannot be recognized until the occurrence of certain events. For example, accounting principles do not allow us to recognize revenue associated with the implementation of products and services until the implementation has been completed, at which time we begin to recognize revenue over the life of the contract or the estimated customer relationship period, whichever is longer. In addition, subscription-based fees generally commence only upon completion of implementation. As a result, the period of time between contract signing and recognition of associated revenue may be lengthy, and we are not able to predict with certainty the period in which implementation will be completed.

Certain of our contracts provide that some portion or all of our fees are at risk and refundable if our products and services do not result in the achievement of certain financial performance targets. To the extent that any revenue is subject to contingency for the non-achievement of a performance target, we only recognize revenue upon customer confirmation that the financial performance targets have been achieved. If a customer fails to provide such confirmation in a timely manner, our ability to recognize revenue will be delayed.

Our Spend Management segment relies on participating vendors to provide periodic reports of their sales volumes to our customers and resulting administrative fees to us. If a vendor fails to provide such reporting in a timely and accurate manner, our ability to recognize administrative fee revenue will be delayed or prevented.

Certain of our fees are based on timing and volume of customer invoices processed and payments received, which are often dependent on factors outside of our control.

If the protection of our intellectual property is inadequate, our competitors may gain access to our technology or confidential information and we may lose our competitive advantage.

Our success as a company depends in part upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including trade secrets, copyrights and trademarks, as well as customary contractual protections. We are also seeking patent protection on certain of our technology.

We utilize a combination of internal and external measures to protect our proprietary software and confidential information. Such measures include contractual protections with employees, contractors, customers, and partners, as well as U.S. copyright laws.

We protect the intellectual property in our software pursuant to customary contractual protections in our agreements that impose restrictions on our customers’ ability to use such software, such as prohibiting reverse engineering and limiting the use of copies. We also seek to avoid disclosure of our intellectual property by relying on non-disclosure and intellectual property assignment agreements with our employees and consultants that acknowledge our ownership of all intellectual property developed by the individual during the course of his or her work with us. The agreements also require each person to maintain the confidentiality of all proprietary information disclosed to them. Other parties may not comply with the terms of their agreements with us, and we may not be able to enforce our rights adequately against these parties. The disclosure to, or independent development by, a competitor of any trade secret, know-how or other technology not protected by a patent could materially adversely affect any competitive advantage we may have over any such competitor.

We cannot assure you that the steps we have taken to protect our intellectual property rights will be adequate to deter misappropriation of our rights or that we will be able to detect unauthorized uses and take timely and effective steps to enforce our rights. If unauthorized uses of our proprietary products and services were to occur, we might be required to engage in costly and time-consuming litigation to enforce our rights. We cannot assure you that we would prevail in any such litigation. If others were able to use our intellectual property, our business could be subject to greater pricing pressure.

As of June 30, 2007, we have three pending U.S. patent applications. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to modify the scope of our claims. We may not receive competitive advantages from any rights granted under our pending patents and other intellectual property. Any patents granted to us may be contested, and held invalid or unenforceable as a result of legal challenges by third parties. We may not be successful in prosecuting third-party infringers or in preventing design-arounds of these patents. Therefore, the precise extent of the protection afforded by these patents cannot be predicted with certainty.

Our failure to license and integrate third-party technologies could harm our business.

We depend upon licenses from third-party vendors for some of the technology and data used in our applications, and for some of the technology platforms upon which these applications operate, including Microsoft and Oracle. We also use third-party software to maintain and enhance, among other things, content generation and delivery, and to support our technology infrastructure. Some of this software is proprietary and some is open source. These technologies might not continue to be available to us on commercially reasonable terms or at all. Most of these licenses can be renewed only by mutual consent and may be terminated if we breach the terms of the license and fail to cure the breach within a specified period of time. Our inability to obtain any of these licenses could delay development until equivalent technology can be identified, licensed and integrated, which will harm our business, financial condition and results of operations.

Most of our third-party licenses are non-exclusive and our competitors may obtain the right to use any of the technology covered by these licenses to compete directly with us. Our use of third-party technologies exposes us to increased risks, including, but not limited to, risks associated with the integration of new technology into our solutions, the diversion of our resources from development of our own proprietary technology and our inability to generate revenue from licensed technology sufficient to offset associated acquisition and maintenance costs. In addition, if our vendors choose to discontinue support of the licensed technology in the future, we might not be able to modify or adapt our own solutions.

If we are alleged to have infringed on the proprietary rights of third parties, we could incur unanticipated costs and be prevented from providing our products and services.

We could be subject to intellectual property infringement claims as the number of our competitors grows and our applications’ functionality overlaps with competitor products. While we do not believe that we have infringed or are infringing on any proprietary rights of third parties, we cannot assure you that infringement claims will not be asserted against us or that those claims will be unsuccessful. Any intellectual property rights claim against us or our customers, with or without merit, could be expensive to litigate, cause us to incur substantial costs and divert management resources and attention in defending the claim. Furthermore, a party making a claim against us could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief that could effectively block our ability to provide products or services. In addition, we cannot assure you that licenses for any intellectual property of third parties that might be required for our products or services will be available on commercially reasonable terms, or at all. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense.

In addition, a number of our contracts with our customers contain indemnity provisions whereby we indemnify them against certain losses that may arise from third-party claims that are brought in connection with the use of our products.

Our exposure to risks associated with the use of intellectual property may be increased as a result of acquisitions, as we have a lower level of visibility into the development process with respect to such technology or the care taken to safeguard against infringement risks. In addition, third parties may make infringement and similar or related claims after we have acquired technology that had not been asserted prior to our acquisition.

Our use of “open source” software could adversely affect our ability to sell our products and subject us to possible litigation.

A significant portion of the products or technologies acquired, licensed or developed by us may incorporate so-called “open source” software, and we may incorporate open source software into other products in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses, including, for example, the GNU General Public License, the GNU Lesser General Public License, “Apache-style” licenses, “Berkeley Software Distribution,” “BSD-style” licenses and other open source licenses. We attempt to monitor our use of open source software in an effort to avoid subjecting our products to conditions we do not intend; however, there can be no assurance that our efforts have been or will be successful. There is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses, and therefore the potential impact of these terms on our business is somewhat unknown and may result in unanticipated obligations regarding our products and technologies. For example, we may be subjected to certain conditions, including requirements that we offer our products that use particular open source software at no cost to the user; that we make available the source code for modifications or derivative works we create based upon, incorporating or using the open source software; and/or that we license such modifications or derivative works under the terms of the particular open source license.

If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal costs defending ourselves against such allegations. If our defenses were not successful, we could be subject to significant damages; be enjoined from the distribution of our products that contained the open source software; and be required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our products. In addition, if we combine our proprietary software with open source software in a certain manner, under some open source licenses we could be required to release the source code of our proprietary software, which could substantially help our competitors develop products that are similar to or better than ours.

If our products fail to perform properly due to undetected errors or similar problems, our business could suffer.

Complex software such as ours may contain errors or failures that are not detected until after the software is introduced or updates and new versions are released. We continually introduce new software and updates and enhancements to our software. Despite testing by us, from time to time we have discovered defects or errors in our software, and such defects or errors may appear in the future. Defects and errors that are not timely detected and remedied could expose us to risk of liability to customers and the government and could cause delays in the introduction of new products and services, result in increased costs and diversion of development resources, require design modifications, decrease market acceptance or customer satisfaction with our products and services or cause harm to our reputation. If any of these events occur, it could materially adversely affect our business, financial condition or results of operations.

Furthermore, our customers might use our software together with products from other companies. As a result, when problems occur, it might be difficult to identify the source of the problem. Even when our software does not cause these problems, the existence of these errors might cause us to incur significant costs, divert the attention of our technical personnel from our product development efforts, impact our reputation and lead to significant customer relations problems.

If our security is breached, we could be subject to liability, and customers could be deterred from using our services.

The difficulty of securely transmitting confidential information has been a significant issue when engaging in sensitive communications over the Internet. Our business relies on using the Internet to transmit confidential information. We believe that any well-publicized compromise of Internet security may deter companies from using the Internet for these purposes.

Unauthorized disclosure of confidential information provided to us by our customers or third parties, whether through breach of our secure network by an unauthorized party, employee theft or misuse, or otherwise, could harm our business. If there were a disclosure of confidential information, or if a third party were to gain unauthorized access to the confidential information we possess, our operations could be seriously disrupted, our reputation could be harmed and we could be subject to claims pursuant to our agreements with our customers or other liabilities. In addition, if this were to occur, we may also be subject to regulatory action. We will need to devote significant financial and other resources to protect against security breaches or to alleviate problems caused by security breaches. Any such perceived or actual unauthorized disclosure of the information we collect or breach of our security could harm our business.

Factors beyond our control could cause interruptions in our operations, which may adversely affect our reputation in the marketplace and our business, financial condition and results of operations.

The timely development, implementation and continuous and uninterrupted performance of our hardware, network, applications, the Internet and other systems, including those which may be provided by third parties, are important facets in our delivery of products and services to our customers. Our ability to protect these processes and systems against unexpected adverse events is a key factor in continuing to offer our customers our full complement of products and services on time in an uninterrupted manner. System failures that interrupt our ability to develop applications or provide our products and services could affect our customers’ perception of the value of our products and services. Delays or interruptions in the delivery of our products and services could result from unknown hardware defects, insufficient capacity or the failure of our website hosting and telecommunications providers to provide continuous and uninterrupted service. We also depend on third party service providers that provide customers with access to our products and services. Our operations are vulnerable to interruption by damage from a variety of sources, many of which are not within our control, including without limitation: (1) power loss and telecommunications failures; (2) software and hardware errors, failures or crashes; (3) computer viruses and similar disruptive problems; (4) fire, flood and other natural disasters; and (5) attacks on our network or damage to our software and systems carried out by hackers or Internet criminals.

Any significant interruptions in our products and services could damage our reputation in the marketplace and have a negative impact on our business, financial condition and results of operations.

We may be liable to our customers and may lose customers if we provide poor service, if our services do not comply with our agreements or if we are unable to collect customer data or lose customer data.

Because of the large amount of data that we collect and manage, it is possible that hardware failures or errors in our systems could result in data loss or corruption or cause the information that we collect to be incomplete or contain inaccuracies that our customers regard as significant. Furthermore, our ability to collect and report data may be interrupted or limited by a number of factors, including the failure of our network or software systems, security breaches or the terms of supplier contracts. In addition, computer viruses may harm our systems causing us to lose data, and the transmission of computer viruses could expose us to litigation. In addition to potential liability, if we supply inaccurate information or experience interruptions in our ability to capture, store and supply information, our reputation could be harmed and we could lose customers.

Our data suppliers might restrict our use of or refuse to license data, which could lead to our inability to provide certain products or services.

A portion of the data that we use is either purchased or licensed from third parties or is obtained from our customers for specific customer engagements. We also obtain a portion of the data that we use from public records. We believe that we have all rights necessary to use the data that is incorporated into our products and services. However, in the future, data providers could withdraw their data from us if there is a competitive reason to do so, or if legislation is passed restricting the use of the data, or if judicial interpretations are issued restricting use of the data that we currently use in our products and services. If a substantial number of data providers were to withdraw their data, our ability to provide products and services to our clients could be materially adversely impacted.

Our indebtedness could adversely affect our financial health and reduce the funds available to us for other purposes.

We have and, after the offering, will continue to have a significant amount of indebtedness. At June 30, 2007, we had total indebtedness of $189.0 million. At June 30, 2007, after giving effect to the 2007 Financing and the use of a portion of the net proceeds of this offering to repay indebtedness, we would have had total indebtedness of $      million. After giving effect to the 2007 Financing and the use of a portion of the net proceeds of this offering to repay indebtedness, our interest expense for the year ended December 31, 2006, would have been $      million. As our indebtedness is variable rate, a modest interest rate increase could result in a substantial increase in interest expense, as we have entered into interest rate hedging agreements for approximately $160 million of our indebtedness and the terms of such hedging agreements expire prior to the maturity date of our indebtedness.

Our substantial indebtedness could adversely affect our financial health in the following ways:

•	a material portion of our cash flow from operations must be dedicated to the payment of interest on and principal of our outstanding indebtedness, thereby reducing the funds available to us for other purposes, including working capital, acquisitions and capital expenditures;

•	our substantial degree of leverage could make us more vulnerable in the event of a downturn in general economic conditions or other adverse events in our business or our industry;

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired, limiting our ability to maintain the value of our assets and operations; and

•	there will be a material and adverse effect on our business and financial condition if we are unable to service our indebtedness or obtain additional financing, as needed.

In addition, our existing credit facility contains, and future indebtedness may contain, financial and other restrictive covenants, ratios and tests that limit our ability to incur additional debt and engage in other activities that may be in our long-term best interests. For example, our existing credit facility includes covenants restricting, among other things, our ability to incur indebtedness, create liens on assets, engage in certain lines of business, engage in certain mergers or consolidations, dispose of assets, make certain investments or acquisitions, engage in transactions with affiliates, enter into sale leaseback transactions, enter into negative pledges or pay dividends or make other restricted payments. Our existing credit facility also includes financial covenants, including requirements that we maintain compliance with a consolidated leverage ratio and a consolidated fixed charges coverage ratio.

Our ability to comply with the covenants and ratios contained in our existing credit facility or in the agreements governing our future indebtedness may be affected by events beyond our control, including prevailing economic, financial and industry conditions. Our existing credit facility prohibits us from making dividend payments on our common stock if we are not in compliance with each of our financial covenants and our restricted payment covenant. We are currently in compliance with our existing covenants, however, any future event of default, if not waived or cured, could result in the acceleration of the maturity of our indebtedness under our existing credit facility or our other indebtedness. If we were unable to repay those amounts, the lenders under our existing credit facility could proceed against the security granted to them to secure that indebtedness. If the lenders accelerate the payment of our indebtedness, our assets may not be sufficient to repay in full such indebtedness.

We may have difficulty integrating the acquired assets and businesses of XactiMed and MD-X.

We acquired XactiMed and MD-X with the expectation that these acquisitions would significantly expand our product and service offerings in our Revenue Cycle Management segment. Achieving the benefits of these acquisitions will depend upon the successful integration of the acquired businesses into our existing operations. The integration risks associated with these acquisitions include, but are not limited to:

•	the diversion of our management’s attention, as integrating the operations and assets of the acquired businesses will require a substantial amount of our management’s time;

•	difficulties associated with assimilating the operations of the acquired businesses, including differing technology, business systems and corporate cultures;

•	the ability to achieve operating and financial synergies anticipated to result from the acquisitions;

•	the costs of integration may exceed our expectations; and

•	failure to retain key personnel and customers of XactiMed and MD-X.

We cannot assure you that we will be successful in integrating the acquired businesses into our existing operations. The failure to successfully integrate XactiMed and MD-X could have a material adverse effect on our business, financial condition, or results of operations, particularly on our Revenue Cycle Management segment.

We intend to continue to pursue acquisition opportunities, which may subject us to considerable business and financial risk.

We have grown through, and anticipate that we will continue to grow through, acquisitions of competitive and complementary businesses, such as Avega, MD-X and XactiMed. We evaluate potential acquisitions on an ongoing basis and regularly pursue acquisition opportunities. We may not be successful in identifying acquisition opportunities, assessing the value, strengths and weaknesses of these opportunities and consummating acquisitions on acceptable terms. Furthermore, suitable acquisition opportunities may not even be made available or known to us. In addition, we may compete for certain acquisition targets with companies having greater financial resources than we do. We anticipate that we may finance acquisitions through cash provided by operating activities, borrowings under our existing credit facility and other indebtedness. Borrowings necessary to finance acquisitions may not be available on terms acceptable to us, or at all. Future acquisitions may also result in potentially dilutive issuances of equity securities. Acquisitions may expose us to particular business and financial risks that include, but are not limited to:

•	diverting management’s attention;

•	incurring additional indebtedness and assuming liabilities, known and unknown;

•	incurring significant additional capital expenditures, transaction and operating expenses and non-recurring acquisition-related charges;

•	experiencing an adverse impact on our earnings from the amortization or write-off of acquired goodwill and other intangible assets;

•	failing to integrate the operations and personnel of the acquired businesses;

•	entering new markets with which we are not familiar; and

•	failing to retain key personnel of, vendors to and customers of the acquired businesses.

If we are unable to successfully implement our acquisition strategy or address the risks associated with acquisitions, or if we encounter unforeseen expenses, difficulties, complications or delays frequently encountered in connection with the integration of acquired entities and the expansion of operations, our growth and ability to compete may be impaired, we may fail to achieve acquisition synergies and we may be required to focus resources on integration of operations rather than on our primary product and service offerings.

We may need to obtain additional financing which may not be available or, if it is available, may result in a reduction in the percentage ownership of our existing stockholders.

We may need to raise additional funds in order to:

•	finance unanticipated working capital requirements;

•	develop or enhance our technological infrastructure and our existing products and services;

•	fund strategic relationships;

•	respond to competitive pressures; and

•	acquire complementary businesses, technologies, products or services.

Additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of unanticipated opportunities, develop or enhance technology or services or otherwise respond to competitive pressures would be significantly limited. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our then-existing stockholders will be reduced, and these securities may have rights, preferences or privileges senior to those of our existing stockholders.

If participating vendors in our group purchasing organization do not provide timely and professional delivery of medical products, equipment and other supplies, purchasers may not continue using our group purchasing organization.

Our group purchasing organization relies on vendors to deliver the medical products, equipment and other supplies sold through our service to purchasers. We also often rely on vendors to respond to complaints in a satisfactory manner. If these vendors fail to make delivery in a professional, safe and timely manner, then our services will not meet the expectations of purchasers, and our reputation and brand will be damaged.

If we are unable to maintain our strategic alliances or enter into new alliances, we may be unable to grow our current base business.

Our business strategy includes entering into strategic alliances and affiliations with leading healthcare service providers and other GPOs. We work closely with our strategic partners to either expand our geographic reach or expand our market capabilities. We may not achieve our objectives through these alliances. Many of these companies have multiple relationships and they may not regard us as significant to their business. These companies may pursue relationships with our competitors or develop or acquire products and services that compete with our products and services. In addition, in many cases, these companies may terminate their relationships with us with little or no notice. If existing alliances are terminated or we are unable to enter into alliances with leading healthcare service providers or other GPOs, we may be unable to maintain or increase our market presence.

If we are required to collect sales and use taxes on the solutions we sell in certain jurisdictions, we may be subject to tax liability for past sales and our future sales may decrease.

We may lose sales or incur significant costs should various tax jurisdictions be successful in imposing sales and use taxes on a broader range of products and services. A successful assertion by one or more tax jurisdictions that we should collect sales or other taxes on the sale of our solutions could result in substantial tax liabilities for past sales, decrease our ability to compete and otherwise harm our business.

If one or more taxing authorities determines that taxes should have, but have not, been paid with respect to our services, we may be liable for past taxes in addition to taxes going forward. Liability for past taxes may also include very substantial interest and penalty charges. If we are required to collect and pay back taxes and the associated interest and penalties and if our customers fail or refuse to reimburse us for all or a portion of these amounts, we will have incurred unplanned costs that may be substantial. Moreover, imposition of such taxes on our services going forward will effectively increase the cost of such services to our customers and may adversely affect our ability to retain existing customers or to gain new customers in the areas in which such taxes are imposed.

Our business and our industry are highly regulated, and if government regulations are interpreted or enforced in a manner adverse to us or our business, we may be subject to enforcement actions, penalties, and other material limitations on our business.

We and the healthcare manufacturers, distributors and providers with whom we do business are extensively regulated by federal, state and local governmental agencies. Most of the products offered through our group purchasing contracts are subject to direct regulation by federal and state governmental agencies. We rely upon vendors who use our services to meet all quality control, packaging, distribution, labeling, hazard and health information notice, record keeping and licensing requirements. In addition, we rely upon the carriers retained by our vendors to comply with regulations regarding the shipment of any hazardous materials. We cannot guarantee that the vendors are in compliance with applicable laws and regulations. If vendors or the providers with whom we do business have failed, or fail in the future, to adequately comply with any relevant laws or regulations, we could become involved in governmental investigations or private lawsuits concerning these regulations. If we were found to be legally responsible in any way for such failure we could be subject to injunctions, penalties or fines which could harm our business. Furthermore, any such investigation or lawsuit could cause us to expend significant resources and divert the attention of our management team, regardless of the outcome, and thus could harm our business.

If we fail to comply with federal and state laws governing submission of false or fraudulent claims to government healthcare programs and financial relationships among healthcare providers, we may be subject to civil and criminal penalties or loss of eligibility to participate in government healthcare programs.

We are subject to federal and state laws and regulations designed to protect patients, governmental healthcare programs, and private health plans from fraudulent and abusive activities. These laws include anti-kickback restrictions and laws prohibiting the submission of false or fraudulent claims. These laws are complex and their application to our specific products, services and relationships may not be clear and may be applied to our business in ways that we do not anticipate. Federal and state regulatory and law enforcement authorities have recently increased enforcement activities with respect to Medicare and Medicaid fraud and abuse regulations and other reimbursement laws and rules. From time to time we and others in the healthcare industry have received inquiries or subpoenas to produce documents in connection with such activities. We could be required to expend significant time and resources to comply with these requests, and the attention of our management team could be diverted to these efforts. Furthermore, if we are found to be in violation of any federal or state fraud and abuse laws, we could be subject to civil and criminal penalties, and we could be excluded from participating in federal and state healthcare programs such as Medicare and Medicaid. The occurrence of any of these events could significantly harm our business and financial condition.

Provisions in Title XI of the Social Security Act, commonly referred to as the federal Anti-Kickback Statute, prohibit the knowing and willful offer, payment, solicitation or receipt of remuneration, directly or indirectly, in return for the referral of patients or arranging for the referral of patients, or in return for the recommendation, arrangement, purchase, lease or order of items or services that are covered, in whole or in part, by a federal healthcare program such as Medicare or Medicaid. The definition of “remuneration” has been broadly interpreted to include anything of value such as gifts, discounts, rebates, waiver of payments or providing anything at less than its fair market value. Many states have adopted similar prohibitions against kickbacks and other practices that are intended to induce referrals which are applicable to all patients regardless of whether the patient is covered under a governmental health program or private health plan. We attempt to scrutinize our business relationships and activities to comply with the federal anti-kickback statute and similar laws; and we attempt to structure our sales and group purchasing arrangements in a manner that is consistent with the requirements of applicable safe harbors to these laws. We cannot assure you, however, that our arrangements will be protected by such safe harbors or that such increased enforcement activities will not directly or indirectly have an adverse effect on our business financial condition or results of operations. Any determination by a state or federal agency that any of our activities or those of our vendors or customers violate any of these laws could subject us to civil or criminal penalties, could require us to change or terminate some portions of or operations or business, could disqualify us from providing services to healthcare providers doing business with government programs and, thus, could have an adverse effect on our business.

Our business, particularly our Revenue Cycle Management segment, is also subject to numerous federal and state laws that forbid the submission or “causing the submission” of false or fraudulent information or the failure to disclose information in connection with the submission and payment of claims for reimbursement to Medicare, Medicaid, federal healthcare programs or private health plans. These laws and regulations may change rapidly, and it is frequently unclear how they apply to our business. Errors created by our products or consulting services that relate to entry, formatting, preparation or transmission of claim or cost report information may be determined or alleged to be in violation of these laws and regulations. Any failure of our products or services to comply with these laws and regulations could result in substantial civil or criminal liability, could adversely affect demand for our services, could invalidate all or portions of some of our customer contracts, could require us to change or terminate some portions of our business, could require us to refund portions of our services fees, could cause us to be disqualified from serving customers doing business with government payers and could have an adverse effect on our business.

Federal and state medical privacy laws may increase the costs of operation and expose us to civil and criminal sanctions.

We must comply with extensive federal and state requirements regarding the use, retention and security of patient healthcare information. The Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations that have been issued under it, which we refer to collectively as HIPAA, contain substantial restrictions and requirements with respect to the use and disclosure of individuals’ protected health information. These restrictions and requirements are embodied in the Privacy Rule and Security Rule portions of HIPAA. The HIPAA Privacy Rule prohibits a covered entity from using or disclosing an individual’s protected health information unless the use or disclosure is authorized by the individual or is specifically required or permitted under the Privacy Rule. The Privacy Rule imposes a complex system of requirements on covered entities for complying with this basic standard. Under the HIPAA Security Rule, covered entities must establish administrative, physical and technical safeguards to protect the confidentiality, integrity and availability of electronic protected health information maintained or transmitted by them or by others on their behalf.

The HIPAA Privacy and Security Rules apply directly to covered entities, such as our customers who are healthcare providers that engage in HIPAA-defined standard electronic transactions. Because some of our customers disclose protected health information to us so that we may use that information to provide certain consulting or other services to those customers, we are business associates of those customers. In order to provide customers with services that involve the use or disclosure of protected health information, the HIPAA Privacy and Security Rules require us to enter into business associate agreements with our customers. Such agreements must, among other things, provide adequate written assurances:

•	as to how we will use and disclose the protected health information;

•	that we will implement reasonable administrative, physical and technical safeguards to protect such information from misuse;

•	that we will enter into similar agreements with our agents and subcontractors that have access to the information;

•	that we will report security incidents and other inappropriate uses or disclosures of the information; and

•	that we will assist the covered entity with certain of its duties under the Privacy Rule.

In addition to the HIPAA Privacy and Security Rules, most states have enacted patient confidentiality laws that protect against the disclosure of confidential medical information, and many states have adopted or are considering adopting further legislation in this area, including privacy safeguards, security standards, and data security breach notification requirements. These state laws, if more stringent than HIPAA requirements, are not preempted by the federal requirements, and we are required to comply with them.

We are unable to predict what changes to HIPAA or other federal or state laws or regulations might be made in the future or how those changes could affect our business or the costs of compliance. For example, the federal Office of the National Coordinator for Health Information Technology, or ONCHIT, is coordinating the development of national standards for creating an interoperable health information technology infrastructure based on the widespread adoption of electronic health records in the healthcare sector. We are unable to predict what, if any, impact the creation of such standards will have on our products, services or compliance costs. Failure by us to comply with any of the federal and state standards regarding patient privacy may subject us to penalties, including civil monetary penalties and in some circumstances, criminal penalties. In addition, such failure may injure our reputation and adversely affect our ability to retain customers and attract new customers.

If our products or services fail to provide accurate information, or if our content or any other element of our products or services is associated with incorrect, inaccurate or faulty coding, billing, or claims submissions to Medicare or any other third-party payor, we could be liable to customers or the government which could adversely affect our business.

Our products and content were developed based on the laws, regulations and third-party payor rules in existence at the time such software and content was developed. If we interpret those laws, regulations or rules incorrectly; the laws, regulations or rules materially change at any point after the software and content was developed; we fail to provide up-to-date, accurate information; or our products, or services are otherwise associated with incorrect, inaccurate or faulty coding, billing or claims submissions, then customers could assert claims against us or the government or qui tam relators on behalf of the government could assert claims against us under the Federal False Claims Act or similar state laws. The assertion of such claims and ensuing litigation, regardless of its outcome, could result in substantial costs to us, divert management’s attention from operations, damage our reputation and decrease market acceptance of our services. We attempt to limit by contract our liability to customers for damages. We cannot, however, limit liability the government could seek to impose on us under the False Claims Act. Further, the allocations of responsibility and limitations of liability set forth in our contracts may not be enforceable or otherwise protect us from liability for damages.

Any material changes in the political, economic or regulatory healthcare environment that affect the purchasing practices and operations of healthcare organizations, or lead to consolidation in the healthcare industry, could require us to modify our services or reduce the funds available to purchase our products and services.

Our business, financial condition and results of operations depend upon conditions affecting the healthcare industry generally and hospitals and health systems particularly. Our ability to grow will depend upon the economic environment of the healthcare industry generally as well as our ability to increase the number of programs and services that we sell to our customers. The healthcare industry is highly regulated and is subject to changing political, economic and regulatory influences. Factors such as changes in reimbursement policies for healthcare expenses, consolidation in the healthcare industry, regulation, litigation, and general economic conditions affect the purchasing practices, operation and, ultimately, the operating funds of healthcare organizations. In particular, changes in regulations affecting the healthcare industry, such as any increased regulation by governmental agencies of the purchase and sale of medical products, or restrictions on permissible discounts and other financial arrangements, could require us to make unplanned modifications of our products and services, or result in delays or cancellations of orders or reduce funds and demand for our products and services.

Federal and state legislatures have periodically considered programs to reform or amend the U.S. healthcare system at both the federal and state level. These programs and plans may contain proposals to increase governmental involvement in health care, create a universal healthcare system, lower reimbursement rates or otherwise significantly change the environment in which healthcare industry providers currently operate. We do not know what effect any proposals would have on our business.

Our customers are highly dependent on payments from third-party healthcare payors, including Medicare, Medicaid and other government-sponsored programs, and reductions or changes in third-party reimbursement could adversely affect our customers and consequently our business.

Our customers derive a substantial portion of their revenue from third-party private and governmental payors including Medicare, Medicaid and other government sponsored programs. Our sales and profitability depend, in part, on the extent to which coverage of and reimbursement for the products our customers purchase or otherwise obtain through us is available from governmental health programs, private health insurers, managed care plans and other third-party payors. These third-party payors exercise significant control over and increasingly use their enhanced bargaining power to secure discounted reimbursement rates and impose other requirements that may negatively impact our customers’ ability to obtain adequate reimbursement for products and services they purchase or otherwise obtain through us as a group purchasing member.

If third-party payors do not approve products for reimbursement or fail to reimburse for them adequately, our customers may suffer adverse financial consequences which, in turn, may reduce the demand for and ability to purchase our products or services. In addition, the Centers for Medicare & Medicaid Services, or CMS, which administers the Medicare and federal aspects of state Medicaid programs, has issued complex rules requiring pharmaceutical manufacturers to calculate and report drug pricing for multiple purposes, including the limiting of reimbursement for certain drugs. These rules generally exclude from the pricing calculation administrative fees paid by drug manufacturers to GPOs such as the company if the fees meet CMS’ “bona fide service fee” definition. There can be no assurance that CMS will continue to allow exclusion of GPO administrative fees from the pricing calculation, or that other efforts by payors to limit reimbursement for certain drugs will not have an adverse impact on our business.

If our customers who operate as not-for profit entities lose their tax-exempt status, those customers would suffer significant adverse tax consequences which, in turn, could adversely impact their ability to purchase products or services from us.

There has been a trend across the United States among state tax authorities in Illinois, Indiana, Ohio, Michigan, New Hampshire, New Jersey, and numerous other states to challenge the tax exempt status of hospitals and other healthcare facilities claiming such status on the basis that they are operating as charitable and/or religious organizations. The outcome of these cases has been mixed with some facilities retaining their tax-exempt status while others have been denied the ability to continue operating under as not-for profit, tax-exempt entities under state law. In addition, many states have removed sales tax exemptions previously available to not-for-profit entities. Those facilities denied tax exemptions could be subject to the imposition of tax penalties and assessments which could have a material adverse impact on their cash flow, financial strength and possibly ongoing viability. If the tax exempt status of any of our customers is revoked or compromised by new legislation or interpretation of existing legislation, that customer’s financial health could be adversely affected, which could adversely impact our sales and revenue.

Changing development of rules, regulations or laws may require us to change our business practices.

In recent years, the group purchasing industry and some of its largest purchasing customers have been reviewed by the Senate Judiciary Subcommittee on Antitrust, Competition Policy and Consumer Rights for possible conflict of interest and restraint of trade violations. As a response to the Senate Subcommittee inquiry, our company joined other GPOs to develop a set of voluntary principles of ethics and business conduct designed to address the Senate’s concerns regarding anti-competitive practices. The voluntary code was presented to the Senate Subcommittee in March 2006. In addition, we maintain our own Standards of Business Conduct that provide guidelines for conducting our business practices in a manner that is consistent with anti-trust and restraint of trade laws and regulations. Although there has not been any further inquiry by the Senate Subcommittee since March 2006, the Senate, the Department of Justice, the Federal Trade Commission or other state or federal governing entity could at any time develop new rules, regulations or laws governing the group purchasing industry that could adversely impact our ability to negotiate pricing arrangements with vendors, increase reporting and documentation requirements or otherwise require us to modify our pricing arrangements in a manner that negatively impacts our business and financial results.

Risks Related to this Offering

Our quarterly results of operations have fluctuated in the past and may continue to fluctuate in the future, which could cause the price of our common stock to decline.

Our quarterly results of operations have fluctuated in the past, and we expect that our quarterly results of operations will continue to vary in future periods as a result of a variety of factors, some of which may be outside of our control. If our quarterly results of operations fall below the expectations of securities analysts or investors, the price of our common stock could decline substantially. Fluctuations in our quarterly results of operations may be due to a number of factors including:

•	the purchasing and budgeting cycles of our customers;

•	the lengthy sales and implementation cycles for our products and services;

•	the times at which participating vendors in our Spend Management segment provide us with periodic reports of their sales volumes to our customers and resulting administrative fees to us;

•	the impact of financial improvement targets to customers;

•	the impact of transaction fee and contingency fee arrangements with customers;

•	changes in our or our competitors’ pricing policies or sales terms;

•	the timing and success of our or our competitors’ new product and service offerings;

•	the amount and timing of operating costs related to the maintenance and expansion of our business, operations and infrastructure;

•	the amount and timing of costs related to the development or acquisition of technologies or businesses; and

•	general economic, industry and market conditions and those conditions specific to the healthcare industry.

We base our expense levels in part upon our expectations concerning future revenue, and these expense levels are relatively fixed in the short term. If we have lower revenue than expected, we may not be able to reduce our spending in the short term in response. Any significant shortfall in revenue would have a direct and material adverse impact on our results of operations. We believe that our quarterly results of operations may vary significantly in the future and that period-to-period comparisons of our results of operations may not be meaningful. You should not rely on the results of one quarter as an indication of future performance.

The market price of our common stock may be volatile, and your investment in our common stock could suffer a decline in value.

There has been significant volatility in the market price and trading volume of equity securities, which is often unrelated or disproportionate to the financial performance of the companies issuing the securities. These broad market fluctuations may negatively affect the market price of our common stock. The market price of our common stock could fluctuate significantly in response to the factors described above and other factors, many of which are beyond our control, including:

•	actual or anticipated changes in our or our competitors’ growth rates;

•	the public’s response to our press releases or other public announcements, including our filings with the SEC and announcements of technological innovations or new products or services by us or by our competitors;

•	actions of our historical equity investors, including sales of common stock by our directors and executive officers;

•	any major change in our senior management team;

•	legal and regulatory factors unrelated to our performance;

•	general economic, industry and market conditions and those conditions specific to the healthcare industry; and

•	changes in stock market analyst recommendations regarding our common stock, other comparable companies or our industry generally.

The initial public offering price for our common stock was determined by negotiations between representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. You may not be able to resell your shares at or above the initial public offering price due to fluctuations in the market price of our common stock caused by changes in the market as a whole or our operating performance or prospects.

A limited number of stockholders will have the ability to influence the outcome of director elections and other matters requiring stockholder approval.

After this offering, our directors, executive officers and their affiliated entities will beneficially own more than     percent of our outstanding common stock. See “Security Ownership of Certain Beneficial Owners and Management.” The interests of our executive officers, directors and their affiliated entities may differ from the interests of the other stockholders. These stockholders, if they act together, could exert substantial influence over matters requiring approval by our stockholders, including the election of directors, the amendment of our certificate of incorporation and by-laws and the approval of mergers or other business combination transactions. These transactions might include proxy contests, tender offers, mergers or other purchases of common stock that could give you the opportunity to realize a premium over the then-prevailing market price for shares of our common stock. As to these matters and in similar situations, you may disagree with these stockholders as to whether the action opposed or supported by them is in the best interest of our stockholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our stockholders of an opportunity to receive a premium for their stock as part of a sale of our company and may negatively affect the market price of our common stock.

Provisions in our certificate of incorporation and by-laws or Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Provisions of our certificate of incorporation and by-laws and Delaware law may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. For example, our amended and restated certificate of incorporation provides for a staggered board of directors, whereby directors serve for three year terms, with approximately a third of the directors coming up for reelection each year. Having a staggered board could make it more difficult for a third party to acquire us through a proxy contest. Other provisions that may discourage, delay or prevent a change in control or changes in management include:

•	limitations on the removal of directors;

•	advance notice requirements for stockholder proposals and nominations;

•	the inability of stockholders to act by written consent or to call special meetings; and

•	the ability of our board of directors to designate the terms of, including voting, dividend and other special rights, and issue new series of preferred stock without stockholder approval.

In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

See “Description of Capital Stock— Anti-takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated By-Laws.”

A change of control may also impact employee benefit arrangements, which could make an acquisition more costly and could prevent it from going forward. For example, our option plans allow for all or a portion of the options granted under these plans to vest upon a change of control. Finally, upon any change in control, the lenders under our senior secured credit facility would have the right to require us to repay all of our outstanding obligations.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

If a significant number of shares of our common stock is sold into the market following the offering, or if there is the perception that such sales may occur, the market price of our common stock could significantly decline, even if our business is doing well.

Sales of substantial amounts of our common stock in the public market after the completion of this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline and could materially impair our future ability to raise capital through offerings of our common stock. An aggregate of           shares of common stock will be outstanding after this offering (or           shares, if the underwriters exercise their overallotment option in full). Of these, the shares offered by this prospectus (or           shares, if the underwriters exercise their overallotment option in full) will be freely tradeable without restriction or further registration unless purchased by our “affiliates” as that term is defined under Rule 144 of the Securities Act of 1933, as amended, or the Securities Act, and           shares owned by our directors, executive officers and certain existing stockholders will be subject to lockup agreements that expire on the day that is 180 days after the date of this prospectus.

Subject to these lockup agreements, our stockholders will be able to sell these shares under Rule 144 of the Securities Act, subject to volume and holding period restrictions and to significant restrictions in the case of shares held by persons deemed to be our affiliates. Moreover, after this offering, certain stockholders owning           shares will have the right to, subject to certain conditions, require us to file, at our expense, registration statements under the Securities Act covering the resales of their shares.

In addition, after this offering, we also intend to register           shares of common stock for issuance under our stock option plans. As of July 31, 2007, options and warrants to purchase 7,582,655 shares of common stock were issued and outstanding, of which 2,814,173 were vested.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We do not intend to declare or pay any cash dividends on our common stock for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon any future appreciation in its value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the Nasdaq Global Select Market, or otherwise or how liquid that market might become. The liquidity of any market for the shares of our common stock will depend on a number of factors, including the number of stockholders of our common stock, our operating performance and financial condition and the market for similar securities. An illiquid market will limit your ability to resell shares of our common stock. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering.

You will experience immediate and substantial dilution in net tangible book value.

The initial public offering price of a share of our common stock is substantially higher than the net tangible book value (deficit) per share of our outstanding common stock immediately after this offering. Net tangible book value (deficit) per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. If you purchase our common stock in this offering, you will incur an immediate dilution of approximately $      in the net tangible book value per share of common stock based on our net tangible book value as of June 30, 2007, (and approximately $      in the net tangible book value per share of common stock based on our pro forma net tangible book value as of June 30, 2007). We also have outstanding stock options to purchase shares of common stock with exercise prices that are significantly below the estimated initial public offering price of our common stock. To the extent these options are exercised, you will experience further dilution. As of July 31, 2007, options and warrants to purchase 7,582,655 shares of common stock were issued and outstanding, of which 2,814,173 were vested.

The requirements of being a public entity and sustaining our growth may strain our resources.

As a public entity, we will be subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and requirements of the U.S. Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures, significant resources and management oversight will be required. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. In addition, sustaining our growth will also require us to commit additional management, operational and financial resources to identify new professionals to join our firm and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We expect to incur significant additional annual expenses related to these steps and, among other things, additional directors and officers liability insurance, director fees, reporting requirements of the Securities and Exchange Commission, or the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses.

Our internal controls over financial reporting do not currently meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and the price of our common stock.

Our internal controls over financial reporting do not currently meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act that we will eventually be required to meet. We are in the process of addressing our internal controls over financial reporting and are establishing formal policies, processes and practices related to financial reporting and to the identification of key financial reporting risks, assessment of their potential impact and linkage of those risks to specific areas and activities within our organization. Additionally, we have begun the process of documenting our internal control procedures to satisfy the requirements of Section 404, which requires annual management and independent registered public accounting firm assessments of the effectiveness of our internal controls over financial reporting. Because we do not currently have comprehensive documentation of our internal controls and have not yet fully tested our internal controls in accordance with Section 404, we cannot conclude in accordance with Section 404 that we do not have a material weakness in our internal controls or a combination of significant deficiencies that could result in the conclusion that we have a material weakness in our internal controls.

We may in the future discover areas of our internal controls that need improvement. We cannot be certain that any remedial measures we take will ensure that we implement and maintain adequate internal controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal control over financial reporting, or if our independent registered public accounting firm is unable to provide us with an unqualified opinion regarding the effectiveness of our internal control over financial reporting for fiscal year 2008 and in future periods as required by Section 404, investors could lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our common stock. Failure to comply with Section 404 could potentially subject us to sanctions or investigations by the SEC, the National Association of Securities Dealers, or the NASD, or other regulatory authorities.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain “forward-looking statements” (as defined in Section 27A of the Securities Act and Section 21E of the Exchange Act) that reflect our expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Words such as “anticipates,” “believes,” “plans,” “expects,” “intends,” “estimates” and similar expressions have been used to identify these forward-looking statements, but are not the exclusive means of identifying these statements. For purposes of this prospectus, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. These statements reflect our current beliefs and expectations and are based on information currently available to us. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors that could cause our actual growth, results of operations, performance and business prospects and opportunities to differ from those expressed in, or implied by, these statements. As a result, no assurance can be given that our future growth, results of operations, performance and business prospects and opportunities covered by such forward-looking statements will be achieved. These risks, uncertainties and other factors are set forth under the section heading “Risk Factors” and elsewhere in this prospectus. Except to the extent required by the federal securities laws and rules and regulations of the SEC, we have no intention or obligation to update or revise these forward-looking statements to reflect new events, information or circumstances.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of shares of common stock in the offering, at an assumed initial public offering price of $      per share, which is the midpoint of the price range listed on the cover of this prospectus, will be approximately $      million, or $      million if the underwriters exercise their over-allotment option in full, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the net proceeds to us of this offering by $      million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We plan to use the net proceeds of the offering to (i) repay approximately $      million of outstanding indebtedness under our term loan facility and approximately $      million of outstanding indebtedness under our revolving loan facility, both of which mature on October 23, 2011 and bear interest at a rate equal to approximately LIBOR plus 2.5%, and (ii) for general corporate purposes, including for further development and expansion of our technology-enabled solutions as well as for possible acquisitions of complementary businesses, technologies or other assets. However, we have no present understandings, commitments or agreements to enter into any potential acquisitions or investments at this time. The debt which we intend to repay was incurred in the 2007 Financing and the proceeds were used for the acquisitions of MD-X and XactiMed and the 2007 Dividend.

The amounts and timing of our use of proceeds will vary depending on a number of factors, including the amount of cash generated or used by our operations, the success of our development efforts, competitive and technological developments, and the rate of growth, if any, of our business. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. Accordingly, our management will have broad discretion in the allocation of the net proceeds of this offering. Pending the uses described above, we may invest the net proceeds of this offering in cash, cash equivalents, money market funds, government securities or short-term interest-bearing, investment grade securities to the extent consistent with applicable regulations. We cannot predict whether the proceeds will be invested to yield a favorable return. We expect that the amount of the proceeds held in these assets will decrease over time as our business grows.

DIVIDEND POLICY

On December 2, 2006, we paid a dividend of $70 million in the aggregate on our common stock and on certain classes of our preferred stock on an as-converted to common stock basis. On August 30, 2007, we will pay a dividend of $70 million in the aggregate on our common stock and certain classes of our preferred stock on an as-converted to common stock basis. We currently anticipate that we will retain all of our future earnings, if any, for use in the expansion and operation of our business and do not anticipate paying any cash dividends for the foreseeable future. The payment of dividends, if any, is subject to the discretion of our board of directors and will depend on many factors, including our results of operations, financial condition and capital requirements, earnings, general business conditions, restrictions imposed by our current and any future financing arrangements, legal restrictions on the payment of dividends and other factors our board of directors deems relevant. Our current credit facility includes restrictions on our ability to pay dividends. We may pay dividends that exceed our net income amounts for such period as calculated in accordance with generally accepted accounting principles, or GAAP.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2007: (1) on an actual basis, (2) on a pro forma basis to give effect to the acquisition of MD-X, the 2007 Financing, the 2007 Dividend and (3) as adjusted to give effect to (a) the receipt by us of the net proceeds from the sale of           shares of common stock at an assumed initial public offering price of $      per share after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, (b) the repayment of approximately $      of indebtedness upon the closing of this offering and (c) the conversion of all of the outstanding shares of our preferred stock to shares of our common stock. This presentation should be read in conjunction with our consolidated financial statements and the notes to those financial statements included elsewhere in this prospectus, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Use of Proceeds.”

	As of June 30, 2007
	Actual	Pro Forma	As Adjusted
	(In thousands, except share data)

Cash and cash equivalents(1)	$23,036	$22,024	$

Debt:
Borrowings under revolving credit facility(2)	10,000	—
Notes payable, including current portion	169,899	319,899
Finance obligation, including current portion(3)	9,081	9,081

Total long-term debt, including current portion	188,980	328,980
Redeemable convertible preferred stock, $0.01 par value per share; 30,000,000 shares authorized, actual and pro forma; 21,753,984 shares issued and outstanding, actual and 22,379,904 shares issued and outstanding, pro forma	232,816	243,801		—
Preferred Stock, $0.01 par value, no shares authorized, issued and outstanding, actual and pro forma; shares authorized and no shares issued and outstanding, pro forma as adjusted	—	—
Common stock, $0.01 par value, 60,000,000 shares authorized, actual and pro forma, and shares authorized, as adjusted, 13,513,188 shares issued and outstanding, actual and 13,513,188 shares issued and outstanding, pro forma and shares issued and outstanding, as adjusted	135	135
Additional paid-in-capital	—	—
Notes receivable from stockholders	(933)	(933)
Other comprehensive income	328	328
Accumulated deficit	(167,221)	(237,513)

Total stockholders’ deficit	(167,691)	(237,983)

Total capitalization	$254,105	$334,798	$

(1)	A $1.00 increase (decrease) in the assumed offering price of $ per share, the midpoint of the range set forth on the cover of this prospectus, would increase (decrease) our cash and cash equivalents by $ and our total capitalization by $ , assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	As of June 30, 2007, we had $49 million available under our revolving credit facility ($1 million was committed under a letter of credit). On a pro forma and pro forma as adjusted basis, we had $59 million available.

(3)	Represents a capital lease obligation incurred in a sale and subsequent leaseback transaction of an office building in August 2003. The transaction did not qualify for sale and leaseback treatment under SFAS No. 98. The amount represents the net present value of the obligation. See Note 6 of the Notes to Consolidated Financial Statements under the subheading “Finance Obligations” for additional information regarding this transaction and the related obligation.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by dividing the net tangible book value (total assets less intangible assets, deferred financing costs and total liabilities) by the number of outstanding shares of common stock.

The following table sets forth net tangible book value per share at June 30, 2007 (1) on an actual basis, (2) on a pro forma basis to give effect to the acquisition of MD-X, the 2007 Financing and the 2007 Dividend as though such events had occurred on June 30 ,2007 and (3) as adjusted to give effect to (a) the receipt by us of the net proceeds from the sale of           shares of common stock at an assumed initial public offering price of $      per share after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, (b) the repayment of approximately $        of indebtedness upon the closing of this offering and (c) the conversion of all of the outstanding shares of our preferred stock to shares of our common stock. As illustrated in the table below, our pro forma adjusted net tangible book value at June 30, 2007 would be $      million, or $      per share. This represents an immediate increase in the pro forma net tangible book value of $      per share to existing stockholders and an immediate dilution of $      per share to new investors.

Assumed initial public offering price per share		$
Net tangible book value per share at June 30, 2007	$(11.78)
Pro forma net tangible book value per share at June 30, 2007	$(22.74)
Increase per share attributable to new investors in the offering

Pro forma as adjusted net tangible book value per share at June 30, 2007

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) our as adjusted net tangible book value by $      million, as adjusted net tangible book value per share after this offering by $      per share, and the dilution per share to new investors by $      per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. An increase (or decrease) of 1,000,000 shares from the expected number of shares to be sold in the offering, assuming no change in the initial public offering price from the price assumed above, would increase (decrease) our net tangible book value after giving effect to the transactions by approximately $      million, increase (decrease) our adjusted net tangible book value per share after giving effect to the transactions by $      per share, and decrease (increase) the dilution in net tangible book value per share to new investors in this offering by $      per share, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option. The pro forma information discussed above is illustrative only.

The following table summarizes the difference among existing stockholders (including our existing preferred stockholders on an as converted basis) and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing common stock in the offering:

Average
Price per
	Shares Purchased			Total Consideration			Share
	Number	Percentage		Amount	Percentage

Existing stockholders			%	$		%	$
New investors							$

Total			%	$		%

An increase (or decrease) in the initial public offering price from the assumed initial public offering price of $      per share by $1.00 would increase (or decrease) total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by $      million, $      million and $      respectively, assuming no change to the number of shares offered by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and other expenses of the offering.

SELECTED HISTORICAL CONSOLIDATED AND PRO FORMA FINANCIAL AND OTHER DATA

Our historical financial data as of and for the fiscal years ended December 31, 2004, 2005 and 2006 have been derived from the audited consolidated financial statements included elsewhere in this prospectus. Our historical financial data as of and for the fiscal years ended December 31, 2002 and 2003 have been derived from unaudited consolidated financial statements not included in this prospectus. The selected historical financial data for these periods reflect the effect of a change in our revenue recognition policy for administrative fees from the “Estimated Shipment” method to the “As Reported” method, which we adopted subsequent to December 31, 2003, and also reflects the impact of an allowance for customer returns.

The historical financial data as of June 30, 2007 and for the six-month periods ended June 30, 2006 and 2007 have been derived from the unaudited condensed consolidated financial statements included elsewhere in this prospectus. These unaudited condensed consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of our financial position as of such dates and our results of operations for such periods. Historical results and results for periods of less than a full year are not necessarily indicative of future results or the results to be expected for any other interim period or for a full year. The summary historical consolidated financial data and notes should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those financial statements included elsewhere in this prospectus.

The unaudited pro forma consolidated statement of operations data for the fiscal year ended December 31, 2006 give effect to the acquisitions of MD-X and XactiMed, the 2006 Financing and the 2007 Financing as if they had occurred at the beginning of such period. The unaudited pro forma consolidated statement of operations data for the six months ended June 30, 2007 give effect to the acquisitions of MD-X and XactiMed and the 2007 Financing as if they had occurred at the beginning of such period. The unaudited pro forma consolidated balance sheet data as of June 30, 2007 give effect to the acquisition of MD-X, the 2007 Financing and the 2007 Dividend as if they occurred on June 30, 2007. The unaudited pro forma consolidated financial data below is based upon available information and assumptions that we believe are reasonable; however, we can provide no assurance that the assumptions used in the preparation of the unaudited pro forma consolidated financial data are correct. The unaudited pro forma consolidated financial data is for illustrative and informational purposes only and is not intended to represent or be indicative of what our financial condition or results of operations would have been if, in the case of pro forma statement of operations data, the acquisitions of MD-X and XactiMed, the 2006 Financing or the 2007 Financing had occurred at the beginning of such periods, or in the case of pro forma balance sheet data, the acquisition of MD-X, the 2007 Financing and the 2007 Dividend had occurred on June 30, 2007. The unaudited pro forma consolidated financial data also should not be considered representative of our future financial condition or results of operations.

See our unaudited pro forma financial statements included elsewhere in this prospectus for a complete description of the adjustments made to derive the pro forma statement of operations data and pro forma balance sheet data.

	Fiscal Year Ended December 31,						Six Months Ended June 30,
	2002	2003(1)	2004	2005	2006(2)	2006	2006	2007(3)	2007
						Pro forma			Pro forma
						(Unaudited)	(Unaudited)
	(Unaudited)
	(In thousands, except for share and per share data)
Statement of Operations Data:
Net revenue:
Revenue Cycle Management	$—	$6,729	$13,844	$20,650	$48,834	$80,542	$22,665	$30,008	$51,037
Spend Management	36,617	48,751	61,545	77,990	97,401	97,401	49,204	55,316	55,316

Total net revenue(4)	36,617	55,480	75,389	98,640	146,235	177,943	71,869	85,324	106,353
Operating expenses:(5)
Cost of revenue	241	4,512	4,881	7,444	14,960	24,504	6,945	9,039	15,374
Product development expenses	—	1,238	2,864	3,078	7,176	9,018	3,767	3,691	4,411
Selling and marketing expenses	10,043	13,519	16,798	23,740	32,293	36,397	16,110	18,696	20,475
General and administrative expenses	14,679	16,229	26,758	39,146	55,556	68,486	29,906	26,367	34,292
Depreciation	2,304	1,618	1,797	3,257	4,907	5,132	2,184	3,476	3,758
Amortization of intangibles	6,805	8,621	8,374	7,827	12,398	19,494	6,137	6,368	9,552
Impairment of PP&E and intangibles(6)	—	—	743	368	4,522	5,717	4,000	1,195	1,195

Total operating expenses	34,072	45,737	62,215	84,860	131,812	168,748	69,049	68,832	89,057

Operating income	2,545	9,743	13,174	13,780	14,423	9,195	2,820	16,492	17,296
Other income (expense)
Interest expense	(8,093)	(7,290)	(7,915)	(6,995)	(10,921)	(27,342)	(4,700)	(7,387)	(13,335)
Other income (expense)	640	472	(2,070)	(837)	(3,917)	(3,853)	(3,174)	912	949

Income (loss) before income taxes	(4,908)	2,925	3,189	5,948	(415)	(22,000)	(5,054)	10,017	4,910
Income tax (benefit)	1,147	1,261	914	(10,517)	(9,026)	(15,366)	(9,670)	3,854	3,236

Income (loss) from continuing operations	(6,055)	1,664	2,275	16,465	8,611	(6,634)	4,616	6,163	1,674
Loss from operations of discontinued business	(4,076)	(5,501)	(383)	—	—	—	—	—	—
Gain (loss) on sale of a discontinued business	2,698	(669)	192	—	—	—	—	—	—

Total loss from discontinued operations	(1,378)	(6,170)	(191)	—	—	—	—	—	—
Income (loss) before cumulative effect of change in accounting principle	(7,433)	(4,506)	2,084	16,465	8,611	(6,634)	4,616	6,163	1,674
Cumulative effect of change in accounting principle	(5,165)	—	—	—	—	—	—	—	—

Net income (loss)	(12,598)	(4,506)	2,084	16,465	8,611	(6,634)	4,616	6,163	1,674
Preferred stock dividends and accretion	(9,792)	(12,025)	(13,499)	(14,310)	(14,713)	(17,173)	(7,521)	(7,647)	(8,644)

Net (loss) income attributable to common stockholders	$(22,390)	$(16,531)	$(11,415)	$2,155	$(6,102)	$(23,807)	$(2,905)	$(1,484)	$(6,970)

Income (loss) per share — basic	$(3.30)	$(2.24)	$(1.50)	$0.25	$(0.56)	$(2.18)	$(.29)	$(.11)	$(.52)
Income (loss) per share — diluted(6)	$(3.30)	$(2.24)	$(1.50)	$0.07	$(0.56)	$(2.18)	$(.29)	$(.11)	$(.52)
Shares used in per share calculation — basic	6,791	7,380	7,588	8,568	10,940	10,940	9,948	13,384	13,384
Shares used in per share calculation — diluted(7)	6,791	7,380	7,588	32,422	10,940	10,940	9,948	13,384	13,384

Other Financial Data:
Gross fees(4)	$47,281	$71,835	$103,199	$137,434	$185,659	$217,367	$90,742	$108,042	$129,071
Adjusted EBITDA(8)	$14,304	$20,811	$24,910	$31,286	$50,753	$56,162	$19,364	$29,835	$34,996

(1)	Amounts include the results of operations of Aspen Healthcare Metrics (Spend Management segment) from March 25, 2003 and OSI Systems, Inc. (Revenue Cycle Management segment) from June 30, 2003, the respective dates of acquisition.

(2)	Amounts include the results of operations of Avega (Revenue Cycle Management segment) from January 1, 2006, the date of acquisition.

(3)	Amounts include the results of operations of XactiMed (Revenue Cycle Management segment) from May 18, 2007, the date of acquisition.

(4)	Total net revenue reflects our gross fees net of our revenue share obligation. Gross fees include all administrative fees we receive pursuant to our vendor contracts and all other fees we receive from customers. Our revenue share obligation represents the portion of the administrative fees we are contractually obligated to share with certain of our group purchasing organization customers. The following details the adjustments to gross fees to derive total net revenue:

	Fiscal Year Ended December 31,						Six Months Ended June 30,
	2002	2003	2004	2005	2006	2006	2006	2007	2007
	(Unaudited)					Pro forma			Pro forma

						(Unaudited)	(Unaudited)
					(In thousands)
Gross administrative fees	$43,089	$57,339	$80,928	$106,963	$125,202	$125,202	$61,206	$71,042	$71,042
Other fees	4,192	14,496	22,271	30,471	60,457	92,165	29,536	37,000	58,029

Gross fees	47,281	71,835	103,199	137,434	185,659	217,367	90,742	108,042	129,071
Revenue share obligation	(10,664)	(16,355)	(27,810)	(38,794)	(39,424)	(39,424)	(18,873)	(22,718)	(22,718)

Total net revenue	$36,617	$55,480	$75,389	$98,640	$146,235	$177,943	$71,869	$85,324	$106,353

(5)	We adopted SFAS No. 123(R) on January 1, 2006. Amounts include share-based compensation expense as follows:

	Fiscal Year Ended December 31,						Six Months Ended June 30,
	2002	2003	2004	2005	2006	2006	2006	2007	2007
						Pro forma			Pro forma
	(Unaudited)					(Unaudited)	(Unaudited)

					(In thousands)
Cost of revenue	$466	$184	$—	$—	$938	$938	$193	$311	$311
Product development	243	96	—	—	530	530	186	143	143
Selling and marketing	427	169	—	—	685	685	128	367	367
General and administrative	987	391	200	423	1,502	2,909	373	885	1,500

Total share-based compensation expense	$2,123	$840	$200	$423	$3,655	$5,062	$880	$1,706	$2,321

(6)	Impairment of intangibles primarily relates to the write off of in-process research and development assets of Avega and XactiMed.

(7)	For the years ended December 2002, 2003, 2004 and 2006, the effect of dilutive securities has been excluded because the effect is antidilutive as a result of the net loss attributable to common stockholders.

(8)	We define Adjusted EBITDA as net income (loss) before net interest expense, income tax expense (benefit), depreciation and amortization and other non-recurring or non-cash items. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis from period to period that, when viewed in combination with our GAAP results and the following reconciliation, provides a more complete understanding of factors and trends affecting our business than GAAP measures alone. We believe Adjusted EBITDA assists our management and investors in comparing our operating performance on a consistent basis because it removes the impact of our capital structure (primarily interest charges and amortization of debt issuance costs), asset base (primarily depreciation and amortization) and items outside the control of our management team (taxes), as well as other non-cash (impairment of intangibles, purchase accounting adjustments, share-based compensation expense and imputed rental income) and non-recurring (litigation expenses and failed acquisition charges) items, from our operations.

Adjusted EBITDA is not a measurement of financial performance under GAAP and should not be considered in isolation or as an alternative to income from operations, net income (loss), cash flows from continuing operating activities or any other measure of performance or liquidity derived in accordance with GAAP.

We strongly urge you to review the reconciliation of net income (loss) to Adjusted EBITDA, along with our consolidated financial statements included elsewhere in this prospectus. In addition, because Adjusted EBITDA is not a measure of financial performance under GAAP and is susceptible to varying calculations, the Adjusted EBITDA measure, as presented in this prospectus, may differ from and may not be comparable to similarly titled measures used by other companies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Use of Non-GAAP Financial Measures.”

The table below shows the reconciliation of net income (loss) to Adjusted EBITDA for the periods presented.

	Fiscal Year Ended December 31,						Six Months Ended June 30,
	2002	2003	2004	2005	2006	2006	2006	2007	2007
						Pro forma			Pro forma
						(Unaudited)
	(Unaudited)						(Unaudited)
	(In thousands)
Net income (loss)	$(12,598)	$(4,506)	$2,084	$16,465	$8,611	$(6,634)	$4,616	$6,163	$1,674
Depreciation	2,304	1,618	1,797	3,257	4,907	5,132	2,184	3,476	3,758
Amortization of intangibles	6,805	8,621	8,374	7,827	12,398	19,494	6,137	6,368	9,552
Interest expense, net of interest income(1)	7,952	7,245	7,762	6,279	9,545	25,965	4,343	6,708	12,656
Income tax (benefit)	1,147	1,261	914	(10,517)	(9,026)	(15,366)	(9,670)	3,854	3,236
Loss from discontinued operations	1,378	6,170	191	—	—	—	—	—	—
Cumulative effect of change in accounting principle(2)	5,165	—	—	—	—	—	—	—	—

EBITDA	12,153	20,409	21,122	23,311	26,435	28,591	7,610	26,569	30,876
Impairment of intangibles(3)	—	—	743	368	4,522	5,717	4,000	1,195	1,195
Share-based compensation(4)	2,123	840	200	423	3,655	5,062	880	1,706	2,321
Debt issuance cost extinguishment(5)	—	—	2,681	1,924	2,158	2,158	—	—	—
Rental income from capitalized building lease(6)	(438)	(438)	(438)	(438)	(438)	(438)	(219)	(219)	(219)
Litigation expenses(7)	—	—	602	5,698	8,629	8,629	4,550	—	—
Avega & XactiMed purchase accounting adjustments(8)	—	—	—	—	4,906	5,557	2,543	584	823
Failed acquisition charges(9)	466	—	—	—	886	886	—	—	—

Adjusted EBITDA	$14,304	$20,811	$24,910	$31,286	$50,753	$56,162	$19,364	$29,835	$34,996

(1)	Interest income is not netted against interest expense on our consolidated statement of operations. Interest income is included in other income (expense) in our consolidated statement of operations.

(2)	The cumulative effect of a change in accounting principle related to a goodwill impairment charge associated with a discontinued business (adoption of SFAS No. 142, Goodwill and Other Intangible Assets).

(3)	Impairment of intangibles primarily relates to the write-off of in-process research and development assets of Avega and XactiMed.

(4)	Represents non-cash share-based compensation to both employees and directors. The significant increase in 2006 is due to the adoption of SFAS No. 123(R). We believe excluding this non-cash expense allows us to compare our operating performance without regard to the impact of share-based compensation, which varies from period to period based on amount and timing of grants.

(5)	These charges were incurred to expense unamortized debt issuance costs upon refinancing our credit facilities. We believe this expense relating to our financing and investing activities does not relate to our continuing operating performance.

(6)	The imputed rental recognized with respect to a capitalized building lease is deducted from net income (loss) due to its non-cash nature. We believe this income is not a useful measure of continuing operating performance. See Note 6 to our Consolidated Financial Statements for further discussion of this rental income.

(7)	These legal expenses relate to litigation initiated against one of our subsidiaries and settled in May 2006. This litigation, and associated litigation expense, is considered by management to be outside the ordinary course of business.

(8)	These adjustments include the non-recurring effect on revenue of adjusting acquired deferred revenue balances to fair value at each acquisition date. We believe that the reduction of the deferred revenue balances materially affects period-to-period financial performance comparability and revenue and earnings growth in periods subsequent to the acquisition is not indicative of the changes in underlying results of operations.

(9)	These charges reflect due diligence and acquisition expenses related to an acquisition that did not occur. We consider this an infrequent charge that does not relate to underlying results of operations.

Consolidated Balance Sheet Data:

	As of December 31,					As of June 30,
	2002	2003	2004	2005	2006	2007	2007
							Pro forma
	(Unaudited)					(Unaudited)
	(In thousands, except for share and per share data)
Cash and cash equivalents	$8,563	$12,146	$28,145	$68,331	$23,459	$23,036	$22,024
Current assets	14,255	24,229	41,185	98,300	57,380	62,559	68,810
Total assets	130,662	151,528	161,756	219,713	277,356	322,629	418,223
Current liabilities	28,542	43,306	42,141	52,280	67,373	64,446	70,685
Total non-current liabilities(1)	53,511	45,622	65,632	98,523	181,159	193,058	341,720
Total liabilities	82,053	88,928	107,773	150,803	248,532	257,504	412,405
Redeemable convertible preferred stock	127,532	156,307	158,234	169,644	196,030	232,816	243,801
Total stockholder’s deficit	(78,923)	(93,707)	(104,251)	(100,734)	(167,206)	(167,691)	(237,983)
Cash dividends declared per share(2)					$2.13		$1.98

Notes:

(1)	Inclusive of capital lease obligations and long-term notes payable.

(2)	On October 31, 2006, our Board of Directors declared a special dividend payable to common stockholders and preferred stockholders, to the extent entitled to participate in dividends payable on the common stock in the amount of $70 million in the aggregate, or $2.13 per share. On July 24, 2007, our Board of Directors declared an additional special dividend payable to common stockholders and preferred stockholders, to the extent entitled to participate in dividends payable on the common stock in the amount of $70 million in the aggregate, or $1.98 per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with this entire prospectus, including the “Risk Factors” section and our consolidated financial statements and the notes to those financial statements appearing elsewhere in this prospectus. The discussion and analysis below includes certain forward-looking statements that are subject to risks, uncertainties and other factors described in “Risk Factors” and elsewhere in this prospectus that could cause our actual future growth, results of operations, performance and business prospects and opportunities to differ materially from those expressed in, or implied by, such forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Overview

The Company, headquartered in Alpharetta, Georgia, was founded in 1999. We provide technology-enabled products and services, which together deliver solutions designed to improve operating margin and cash flow for hospitals and health systems.

Our solutions are primarily focused on the acute care hospital market. The healthcare market has approximately 5,700 acute care hospitals, of which approximately 2,700 are part of health systems. Our customer base currently includes over 125 health systems and, including those that are part of our health system customers, more than 2,500 acute care hospitals and approximately 30,000 ancillary or non-acute provider locations.

Our Revenue Cycle Management segment currently has more than 1,000 hospital customers, which we believe makes us one of the largest providers of revenue cycle management solutions to hospitals. Our Spend Management segment manages approximately $15 billion of supply spending by healthcare providers, has more than 1,700 hospital customers and includes the third largest GPO in the United States.

For the twelve months ended December 31, 2006, we generated net revenue of $146.2 million, net income of $8.6 million and Adjusted EBITDA of $50.8 million. For the six months ended June 30, 2007, we generated net revenue of $85.3 million, net income of $6.2 million and Adjusted EBITDA of $29.8 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Use of Non-GAAP Financial Measures.”

Segment Structure and Revenue Streams

We deliver our solutions through two business segments, Revenue Cycle Management and Spend Management:

Revenue Cycle Management

Our Revenue Cycle Management segment provides a comprehensive suite of software and services spanning the hospital revenue cycle workflow – from patient admission, charge capture, case management and health information management through claims processing and accounts receivable management. Our workflow solutions, together with our data management and business intelligence tools, increase revenue capture and cash collections, reduce accounts receivable balances and improve regulatory compliance. Our Revenue Cycle Management segment revenue consists of the following components:

Subscription and implementation fees.  We earn fixed subscription fees on a monthly or annual basis on multi-year contracts for customer access to our ASP-based solutions. We also charge our customers upfront fees for implementation services. Implementation fees are earned over the subscription period or estimated customer relationship period, whichever is longer.

Transaction fees.  For certain revenue cycle management solutions, we earn fees that vary based on the volume of customer transactions.

Software-related fees.  We earn license, consulting, maintenance and other software-related service fees for our business intelligence and decision support software products.

Service fees.  For certain revenue cycle management solutions acquired through the acquisition of MD-X, we earn fees based on a percentage of revenue collected.

Spend Management

Our Spend Management segment provides a suite of technology-enabled services that help our customers manage their non-labor expense categories. Our solutions lower supply and medical device pricing and utilization by managing the procurement process through our group purchasing organization’s portfolio of contracts and our consulting services and business intelligence tools. Our Spend Management segment revenue consists of the following components:

Administrative fees and revenue share obligations.  We earn administrative fees from manufacturers, distributors and other vendors of products and services with whom we have contracts under which our group purchasing organization customers may purchase products and services. Administrative fees represent a percentage ranging from 0.25% to 3.00% of the purchases made by our group purchasing organization customers through contracts with our vendors.

Our group purchasing organization customers make purchases, and receive shipments, directly from the vendors. On a monthly or quarterly basis, vendors provide us with a report describing the purchases made by our customers through our group purchasing organization vendor contracts, including associated administrative fees. We recognize revenue upon the receipt of these reports from vendors. See Note 1 to our consolidated financial statements for further discussion regarding administrative fee revenue recognition.

Some customer contracts require that a portion of our administrative fees are contingent upon achieving certain financial improvements, such as lower supply costs, which we refer to as performance targets. Contingent administrative fees are not recognized as revenue until the customer confirms achievement of those contractual performance targets. Prior to customer confirmation that a performance target has been achieved, we record contingent administrative fees as deferred revenue on our consolidated balance sheet. Often, recognition of this revenue occurs in periods subsequent to the recognition of the associated costs. If we do not meet the performance target, we will be contractually obligated to refund some or all of the contingent fees.

Additionally, in many cases, we are contractually obligated to pay a portion of the administrative fees to our hospital and health system customers. Typically this amount, or revenue share obligation, is calculated as a percentage of administrative fees earned on a particular customer’s purchases from our vendors. Our total net revenue on our consolidated statements of operations is shown net of the revenue share obligation.

Other service fees.  The following items are included as Other Service Fees in our consolidated statement of operations:

•	Consulting fees. We consult with our customers regarding the costs and utilization of medical devices and implantable physician preference items, or PPI, and the efficiency and quality of their key clinical service lines. Our consulting projects are typically fixed fee projects with a duration of three to nine months, and the related revenues are earned as services rendered.

•	Subscription fees. We also have technology-enabled services that provide spend management analytics and data services to improve operational efficiency, reduce supply costs, and increase transparency across spend management processes. We earn fixed subscription fees on a monthly basis for these ASP-hosted services.

Operating Expenses

We classify our operating expenses as follows:

Cost of revenue.  Cost of revenue primarily consists of the direct labor costs incurred to generate our revenue. Direct labor costs consist primarily of salaries, benefits, and other direct costs and share-based compensation expenses related to personnel who provide services to implement our solutions for our customers. As the majority of our services are generated internally, our costs to provide these services are primarily labor-driven. A less significant portion of our cost of revenue derives from third-party products and services, and client reimbursed out-of-pocket costs. Cost of revenue does not include allocated amounts for rent, depreciation or amortization.

Product development expenses.  Product development expenses primarily consist of the salaries, benefits, and share-based compensation expense of the technology professionals who develop our software-related products and services.

Selling and marketing expenses.  Selling and marketing expenses consist primarily of costs related to marketing programs (including trade shows and brand messaging), personnel-related expenses for sales and marketing employees (including salaries, benefits, incentive compensation and share-based compensation expense) and travel-related expenses.

General and administrative expenses.  General and administrative expenses consist primarily of personnel-related expenses for administrative employees (including salaries, benefits, incentive compensation and share-based compensation expense) and travel-related expenses, occupancy and other indirect costs, insurance costs, professional fees, and other general overhead expenses. We expect that general and administrative expenses will increase as we incur additional expenses related to being a public company.

Depreciation.  Depreciation expense consists primarily of depreciation of fixed assets and the amortization of software, including capitalized software development costs.

Amortization of intangibles.  Amortization of intangibles includes the amortization of all intangible assets (with the exception of software), primarily resulting from acquisitions.

Key Considerations

Certain significant items or events must be considered to better understand differences in our results of operations from period to period. We believe that the following items or events have had a material impact on our results of operations for the periods discussed below or may have a material impact on our results of operations in future periods:

Acquisitions

The results of operations of acquired businesses are included in our consolidated results of operations from the date of acquisition. Since January 1, 2004, material acquisitions include:

Revenue Cycle Management.

•	MD-X, acquired on July 2, 2007, provides revenue cycle products and services for hospitals and health systems.

•	XactiMed, acquired on May 18, 2007, provides ASP-based revenue cycle solutions that focus on claims management, remittance management, and denial management.

•	Avega, acquired on January 1, 2006, provides software application tools that comprise the core of our business intelligence and decision support software.

Purchase Accounting

Deferred revenue adjustment.  Upon acquiring Avega and XactiMed, we made certain purchase accounting adjustments to reduce the acquired deferred revenue to the fair value of outstanding services and products to be provided post-acquisition. On January 1, 2006, we reduced the acquired deferred revenue from Avega by $5.6 million. On May 18, 2007, we reduced the acquired deferred revenue from XactiMed by $2.9 million. Both changes only impacted our Revenue Cycle Management segment.

In-process research and development, or IPR&D.  Upon acquiring Avega and XactiMed, we made certain purchase accounting adjustments to write off acquired IPR&D. During the six months ended June 30, 2007 and the year ended December 31, 2006, we incurred charges of $1.2 million and $4.0 million related to the XactiMed and Avega acquisitions, respectively, to impair the value of acquired intangibles associated with software development costs for products that were not yet available for general release and had no alternative future use at the time of acquisition. Both charges only impacted our Revenue Cycle Management segment.

Litigation costs

During the years ended December 31, 2006, 2005, and 2004, we incurred $8.6 million, $5.7 million and $0.6 million, respectively, related to litigation initiated in 2004 against one of our subsidiaries. This case was settled in May 2006.

Share-based compensation expense

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R), using the modified prospective method. Our consolidated financial statements for the six months ended June 30, 2007 and 2006, and for the fiscal year ended December 31, 2006, reflect the impact of SFAS No. 123(R). The impact from the adoption of SFAS No. 123(R) to our consolidated results of operations was $1.7 million and $0.9 million of expense for the six months ended June 30, 2007 and 2006, respectively, and $3.4 million of expense for the year ended December 31, 2006. In accordance with the modified prospective method, our consolidated statements of operations for the prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R).

Results of Operations

Consolidated Tables

The following table set forth our consolidated results of operations grouped by segment for the periods shown:

	Fiscal Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(Unaudited)
	(In thousands)

Net revenue:
Revenue Cycle Management	$13,844	$20,650	$48,834	$22,665	$30,008
Spend Management
Administrative fees	80,928	106,963	125,202	61,206	71,042
Revenue share obligation	(27,810)	(38,794)	(39,424)	(18,873)	(22,718)
Other service fees	8,427	9,821	11,623	6,871	6,992

Total Spend Management	61,545	77,990	97,401	49,204	55,316

Total net revenue	75,389	98,640	146,235	71,869	85,324
Operating expenses:
Revenue Cycle Management	16,493	20,980	53,520	28,953	27,280
Spend Management	38,715	48,758	59,919	30,350	34,235

Total segment operating expenses	55,208	69,738	113,439	59,303	61,515
Operating income:
Revenue Cycle Management	(2,649)	(330)	(4,686)	(6,288)	2,728
Spend Management	22,830	29,232	37,482	18,854	21,081

Total segment operating income	20,181	28,902	32,796	12,566	23,809
Corporate expenses(1)	7,007	15,122	18,373	9,746	7,317

Operating income	13,174	13,780	14,423	2,820	16,492
Other income (expense):
Interest expense	(7,915)	(6,995)	(10,921)	(4,700)	(7,387)
Other income (expense)	(2,070)	(837)	(3,917)	(3,174)	912

Income (loss) before income taxes	3,189	5,948	(415)	(5,054)	10,017
Income tax (benefit)	914	(10,517)	(9,026)	(9,670)	3,854

Income (loss) from continuing operations	2,275	16,465	8,611	4,616	6,163
Total loss from discontinued operations	(191)	—	—	—	—

Net income	$2,084	$16,465	$8,611	$4,616	$6,163

(1)	Represents the expenses of corporate office operations. Corporate does not represent an operating segment to the Company.

The following table sets forth our consolidated results of operations as a percentage of total net revenue for the periods shown:

	Fiscal Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(Unaudited)
	(As a percentage of total net revenue)
Net revenue:
Revenue Cycle Management	18.4%	20.9%	33.4%	31.5%	35.2%
Spend Management
Administrative fees	107.3	108.4	85.6	85.2	83.3
Revenue share obligation	(36.9)	(39.3)	(27.0)	(26.3)	(26.6)
Other service fees	11.2	10.0	7.9	9.6	8.2

Total Spend Management	81.6	79.1	66.6	68.5	64.8
Total net revenue	100.0	100.0	100.0	100.0	100.0
Operating expenses:
Revenue Cycle Management	21.9	21.3	36.6	40.3	32.0
Spend Management	51.4	49.4	41.0	42.2	40.1

Total segment operating expenses	73.2	70.7	77.6	82.5	72.1
Operating income:
Revenue Cycle Management	(3.5)	(0.3)	(3.2)	(8.7)	3.2
Spend Management	30.3	29.6	25.6	26.2	24.7

Total segment operating income	26.8	29.3	22.4	17.5	27.9
Corporate expenses(1)	9.3	15.3	12.6	13.6	8.6

Operating income	17.5	14.0	9.9	3.9	19.3
Other income (expense):
Interest expense	(10.5)	(7.1)	(7.5)	(6.5)	(8.7)
Other income (expense)	(2.7)	(0.8)	(2.7)	(4.4)	1.1

Income (loss) before income taxes	4.2	6.0	(0.3)	(7.0)	11.7
Income tax (benefit)	1.2	(10.7)	(6.2)	(13.5)	4.5

Income (loss) from continuing operations	3.0	16.7	5.9	6.4	7.2
Total loss from discontinued operations	(0.3)	0.0	0.0	0.0	0.0

Net income	2.8%	16.7%	5.9%	6.4%	7.2%

(1)	Represents the expenses of corporate office operations. Corporate does not represent an operating segment to the Company.

Comparison of Six Months Ended June 30, 2006 and 2007

	Six Months Ended June 30,
	2006		2007
		% of		% of	Change
	Amount	Revenue	Amount	Revenue	Amount	%
	(Unaudited, in thousands)

Net revenue:
Revenue Cycle Management	$22,665	31.5%	$30,008	35.2%	$7,343	32.4%
Spend Management
Administrative fees	61,206	85.2	71,042	83.3	9,836	16.1
Revenue share obligation	(18,873)	(26.3)	(22,718)	(26.6)	(3,845)	(20.4)
Other service fees	6,871	9.6	6,992	8.2	121	1.8

Total Spend Management	49,204	68.5	55,316	64.8	6,112	12.4

Total net revenue	$71,869	100.0%	$85,324	100.0%	$13,455	18.7%

Total net revenue.  Total net revenue for the six months ended June 30, 2007 was $85.3 million, an increase of $13.5 million, or 18.7%, from revenue of $71.9 million for the six months ended June 30, 2006. The increase in consolidated net revenue was comprised of a $7.3 million increase in Revenue Cycle Management revenue and a $6.1 million increase in Spend Management revenue.

Revenue Cycle Management revenue.  Revenue Cycle Management revenue for the six months ended June 30, 2007 was $30.0 million, an increase of $7.3 million, or 32.4%, from revenue of $22.7 million for the six months ended June 30, 2006. The increase was primarily the result of the following:

•	Sales of additional products and services. $3.5 million of the increase represents additional software-related license and consulting fees, and subscription agreements, to new and existing customers.

•	Purchase accounting. $2.1 million of the increase resulted from the effect of a one-time, purchase accounting adjustment to fair value to Avega’s deferred revenue balance.

•	XactiMed acquisition. $1.7 million of the increase resulted from revenue from products and services of XactiMed, which we acquired on May 18, 2007.

Spend Management net revenue.  Spend Management net revenue for the six months ended June 30, 2007 was $55.3 million, an increase of $6.1 million, or 12.4%, from revenue of $49.2 million for the six months ended June 30, 2006. The revenue increase was primarily the result of an increase in administrative fees of $9.8 million, or 16.1%, partially offset by a $3.8 million increase in revenue share obligations, and an increase in other service fees of $0.1 million.

•	Administrative fees. The $9.8 million, or 16.1%, increase in administrative fees was primarily the result of increases in customer purchasing volume, partially offset by a net $1.7 million decrease in contingent revenue recognized upon customer confirmation that performance targets have been achieved.

•	Revenue share obligation. The ratio of revenue share obligation to administrative fees for the six months ended June 30, 2007 was 32.0% versus 30.8% for the six months ended June 30, 2006. The increase in our revenue share ratio was primarily the result of changes in customer revenue mix to larger customers during the period. Larger customers who commit to higher levels of purchasing volume through our group purchasing organization contracts typically receive higher revenue share obligation percentages.

	Six Months Ended June 30,
	2006		2007
		% of		% of	Change
	Amount	Revenue	Amount	Revenue	Amount	%
	(Unaudited, in thousands)

Operating expenses:
Cost of revenue	$6,945	9.7%	$9,039	10.6%	$2,094	30.2%
Product development expenses	3,767	5.2	3,691	4.3	(76)	(2.0)
Selling and marketing expenses	16,110	22.4	18,696	21.9	2,586	16.1
General and administrative expenses	29,906	41.6	26,367	30.9	(3,539)	(11.8)
Depreciation	2,184	3.0	3,476	4.1	1,292	59.2
Amortization of intangibles	6,137	8.5	6,368	7.5	231	3.8
Impairment of property & equipment and intangibles	4,000	5.6	1,195	1.4	(2,805)	(70.1)

Total operating expenses	$69,049	96.1	$68,832	80.7	$(217)	(0.3)
Operating expenses by segment:
Revenue Cycle Management	28,953	40.3	27,280	32.0	$(1,673)	(5.8)
Spend Management	30,350	42.2	34,235	40.1	3,885	12.8

Total segment operating expenses	59,303	82.5	61,515	72.1	2,212	3.7
Corporate expenses	9,746	13.6	7,317	8.6	(2,429)	(24.9)

Total operating expenses	$69,049	96.1%	$68,832	80.7%	$(217)	(0.3)%

Total Operating Expenses

Cost of revenue.  Cost of revenue for the six months ended June 30, 2007 was $9.0 million, or 10.6% of total revenue, an increase of $2.1 million, or 30.2%, from cost of revenue of $6.9 million, or 9.7% of total revenue, for the six months ended June 30, 2006. Of this increase, $0.5 million was attributable to the acquisition of XactiMed. After excluding the effect of the XactiMed acquisition, cost of revenue increased approximately $1.6 million, or 23.0%, consistent with our growth in Revenue Cycle Management revenue.

Product development expenses.  Product development expenses for the six months ended June 30, 2007 were $3.7 million, or 4.3% of total revenue, a decrease of $0.1 million, or 2.0%, from product development expenses of $3.8 million, or 5.2% of total revenue, for the six months ended June 30, 2006. We capitalized $1.0 million in additional software development costs during the six months ended June 30, 2007, when compared to the six months ended June 30, 2006, due to significant new product versions under development that achieved technological feasibility. This capitalization directly offset our growth in product development expenses over the same period.

Selling and marketing expenses.  Selling and marketing expenses for the six months ended June 30, 2007 were $18.7 million, or 21.9% of total revenue, an increase of $2.6 million, or 16.1%, from selling and marketing expenses of $16.1 million, or 22.4% of total revenue, for the six months ended June 30, 2006. This increase primarily resulted from $1.0 million of increased employee compensation due to an increase in sales personnel and higher incentive compensation, and $0.7 million of increased expenses associated with our annual customer and vendor meeting, $0.3 million of professional fees associated with new sales and marketing initiatives, and other various increases in trade show and promotions expenses.

General and administrative expenses.  General and administrative expenses for the six months ended June 30, 2007 were $26.4 million, or 30.9% of total revenue, a decrease of $3.5 million, or 11.8%, from general and administrative expenses of $29.9 million, or 41.6% of total revenue, for the six months ended June 30, 2006. The decrease is primarily the result of litigation costs of $4.6 million incurred during the six months ended June 30, 2006, partially offset by increased employee compensation.

Depreciation.  Depreciation expense for the six months ended June 30, 2007 was $3.5 million, or 4.1% of total revenue, an increase of $1.3 million, or 59.2%, from depreciation of $2.2 million, or 3.0% of total revenue, for the six months ended June 30, 2006. This increase primarily resulted from increased capital expenditures for computer software and hardware related to personnel growth, and the build-out of additional leased facilities.

Amortization of intangibles.  Amortization of intangibles for the six months ended June 30, 2007 was $6.3 million, or 7.5% of total revenue, an increase of $0.2 million, or 3.8%, from amortization of intangibles of $6.1 million, or 8.5% of total revenue, for the six months ended June 30, 2006. This increase primarily resulted from the amortization of the intangible assets acquired in the XactiMed acquisition.

Impairment of property & equipment and intangibles.  The impairment of property & equipment and intangibles for the six months ended June 30, 2007 was $1.2 million, or 1.4% of total revenue, a decrease of $2.8 million, or 70.1%, from impairment of property & equipment and intangibles of $4.0 million, or 5.6% of total revenue, for the six months ended June 30, 2006. The decrease is due to a $1.2 million IPR&D write off in connection with the XactiMed acquisition in 2007 versus a $4.0 million IPR&D write off in connection with the Avega acquisition in 2006.

Segment Operating Expenses

Revenue Cycle Management expenses.  Revenue Cycle Management expenses for the six months ended June 30, 2007 were $27.3 million, a decrease of $1.7 million, or 5.8%, from $29.0 million for the six months ended June 30, 2006. This decrease was the result of a $2.8 million decrease in IPR&D charges and $1.1 million increase in operating expenses period over period. The $1.1 million increase in operating expenses was a result of a $1.8 million increase due to the acquisition of XactiMed, partially offset by a $0.7 million decrease in other operating expenses, primarily due to the development of new software products in 2007 that required internal development costs to be capitalized (See Product development expenses explanation in the previous section).

Spend Management expenses.  Spend Management expenses for the six months ended June 30, 2007 were $34.2 million, an increase of $3.9 million, or 12.8%, from $30.3 million for the six months ended June 30, 2006. The increase is consistent with the 12.4% Spend Management revenue growth over the same period. This increase includes a $1.3 million increase resulting from the acquisition of Dominic & Irvine, or D&I, a $1.1 million increase in employee compensation resulting from personnel growth and incentive compensation, and a $0.7 million increase in the cost of our annual vendor and customer meeting.

Corporate expenses.  Corporate expenses for the six months ended June 30, 2007 were $7.3 million, a decrease of $2.4 million, or 24.9%, from $9.7 million for the six months ended June 30, 2006, mainly resulting from the $4.6 million reduction in litigation costs from the prior period, partially offset by increased employee compensation.

Non-operating Expenses

Interest expense.  Interest expense for the six months ended June 30, 2007 was $7.4 million, an increase of $2.7 million, or 57.0%, from interest expense of $4.7 million for the six months ended June 30, 2006. The increase primarily related to increased indebtedness resulting from the 2006 Refinancing.

Other income (expense).  Other income for the six months ended June 30, 2007 was $0.9 million, comprised principally of $0.7 million in interest income. Other expense for the six months ended June 30, 2006 was $3.2 million, primarily consisting of a legal settlement paid during this period, offset by rental income and interest income.

Income tax expense (benefit).  Income tax expense for the six months ended June 30, 2007 was $3.8 million, an increase of $13.5 million from an income tax benefit of $9.7 million for the six months ended June 30, 2006. The income tax benefit recorded during the six months ended June 30, 2006 primarily related to the reversal of a deferred tax valuation allowance upon the acceptance by the Internal Revenue Service of a change in tax accounting method and, to a lesser extent, the benefit resulting from our 2006 federal and state net operating losses. See Note 11 of our consolidated financial statements for further discussion.

Comparison of the Years Ended December 31, 2005 and 2006

	Year Ended December 31,
	2005		2006
		% of		% of	Change
	Amount	Revenue	Amount	Revenue	Amount	%
	(In thousands)

Net revenue:
Revenue Cycle Management	$20,650	20.9%	$48,834	33.4%	$28,184	136.5%
Spend Management
Administrative fees	106,963	108.4	125,202	85.6	18,239	17.1
Revenue share obligation	(38,794)	(39.3)	(39,424)	(27.0)	(630)	1.6
Other service fees	9,821	10.0	11,623	7.9	1,802	18.3

Total Spend Management	77,990	79.1	97,401	66.6	19,411	24.9

Total net revenue	$98,640	100.0%	$146,235	100.0%	$47,595	48.3%

Total net revenue.  Consolidated net revenue for the year ended December 31, 2006 was $146.2 million, an increase of $47.6 million, or 48.3%, from revenue of $98.6 million for the year ended December 31, 2005. The increase in total net revenue was comprised of a $28.2 million increase in Revenue Cycle Management revenue and a $19.4 million increase in Spend Management revenue.

Revenue Cycle Management revenue.  Revenue Cycle Management revenue for the year ended December 31, 2006 was $48.8 million, an increase of $28.2 million, or 136.5%, over revenue of $20.6 million for the year ended December 31, 2005. The increase was primarily the result of the following:

•	Acquisitions. $22.9 million of the increase resulted from the acquisitions of Avega, which contributed $21.5 million, and Med-Data, Inc., or Med-Data, which contributed $1.4 million.

•	Sales of additional products and services. $5.3 million of the increase represents additional software-related consulting fees and subscription agreements to new and existing customers.

Spend Management net revenue.  Spend Management net revenue for the year ended December 31, 2006 was $97.4 million, an increase of $19.4 million, or 24.9%, from revenue of $78.0 million for the year ended December 31, 2005. The increase was primarily the result of growth in administrative fees of $18.2 million, or 17.1%, and a $1.8 million, or 18.3%, increase in other service fees, partially offset by a $0.6 million increase in revenue share obligations.

•	Administrative fees. The $18.2 million, or 17.1%, increase in administrative fees was primarily driven by increases in purchasing volume, supplemented by a net $2.1 million increase in contingent revenue recognized upon customer confirmation that performance targets have been achieved.

•	Revenue share obligation. The ratio of revenue share obligation to administrative fees for the year ended December 31, 2006 was 31.5% versus 36.3% for the year ended December 31, 2005. The decrease in our revenue share obligation ratio was primarily the result of the acquisition of Shared Services Healthcare, Inc., or SSH, which contributed a net $5.8 million reduction to our revenue share obligation. Prior to the acquisition, SSH customers utilized our group purchasing organization vendor contracts for their purchasing. Contractually, we received the administrative fees from related purchases and remitted a revenue share obligation payment to SSH. This revenue share obligation ceased upon the acquisition.

•	Other service fees. The $1.8 million of growth in other service fees primarily resulted from new consulting engagements and new subscription agreements for ASP-based spend analytic solutions.

	Year Ended December 31,
	2005		2006		Change
		% of		% of
	Amount	Revenue	Amount	Revenue	Amount	%
	(In thousands)

Operating expenses:
Cost of revenue	$7,444	7.5%	$14,960	10.2%	$7,516	101.0%
Product development expenses	3,078	3.1	7,176	4.9	4,098	133.1
Selling and marketing expenses	23,740	24.1	32,293	22.1	8,553	36.0
General and administrative expenses	39,146	39.7	55,556	38.0	16,410	41.9
Depreciation	3,257	3.3	4,907	3.4	1,650	50.7
Amortization of intangibles	7,827	7.9	12,398	8.5	4,571	58.4
Impairment of property & equipment and intangibles	368	0.4	4,522	3.1	4,154	1128.8

Total operating expenses	$84,860	86.0	$131,812	90.1	$46,952	55.3
Operating expenses by segment:
Revenue Cycle Management	$20,980	21.3	$53,520	36.6	$32,540	155.1
Spend Management	48,758	49.4	59,919	41.0	11,161	22.9

Total segment operating expenses	69,738	70.7	113,439	77.6	43,701	62.7
Corporate expenses	15,122	15.3	18,373	12.6	3,251	21.5

Total operating expenses	$84,860	86.0%	$131,812	90.1%	$46,952	55.3%

Total Operating Expenses

Cost of revenue.  Cost of revenue for the year ended December 31, 2006 was $15.0 million, or 10.2% of total revenue, an increase of $7.6 million, or 101.0%, from cost of revenue of $7.4 million, or 7.5% of total revenue, for the year ended December 31, 2005. This increase is partially attributable to $3.5 million of cost of revenue resulting from the Avega and Med-Data acquisitions. Further, $3.2 million, or 43.0%, of the increase resulted from increased direct labor costs, including salaries and benefits, incurred to generate our increasing technology and consulting service revenue, and $0.9 million in additional share-based compensation expense from the adoption of SFAS No. 123(R).

Product development expenses.  Product development expenses for the year ended December 31, 2006 were $7.2 million, or 4.9% of total revenue, an increase of $4.1 million, or 133.1%, from product development expenses of $3.1 million, or 3.1% of total revenue, for the year ended December 31, 2005. This increase is primarily attributable to $3.1 million of product development expenses acquired from Avega and $0.5 million in additional share-based compensation expense from the adoption of SFAS No. 123(R).

Selling and marketing expenses  Selling and marketing expenses for the year ended December 31, 2006 were $32.3 million, or 22.1% of total revenue, an increase of $8.6 million, or 36.0%, from selling and marketing expenses of $23.7 million, or 24.1% of total revenue, for the year ended December 31, 2005. This increase is primarily attributable to $3.7 million in additional salaries and benefits associated with the Avega, SSH, and Med-Data acquisitions as well as increases in personnel and compensation from the growth of our other sales and marketing initiatives. During the year ended December 31, 2006, we also incurred $0.9 million in expenses related to an acquisition that did not occur, $0.9 million in higher expenses incurred for our annual customer and vendor meeting, and $0.7 million in additional share-based compensation expense from the adoption of SFAS No. 123(R).

General and administrative expenses.  General and administrative expenses for the year ended December 31, 2006 were $55.6 million, or 38.0% of total revenue, an increase of $16.4 million, or 41.9%, from general and administrative expenses of $39.1 million, or 39.7% of total revenue, for the year ended December 31, 2005. This increase is primarily the result of the Avega, SSH and Med-Data acquisitions, including $12.4 million in increased salaries and benefits, and $1.3 million in share-based compensation expense from the adoption of SFAS No. 123(R).

Depreciation.  Depreciation expense for the year ended December 31, 2006 was $4.9 million, or 3.4% of total revenue, an increase of $1.7 million, or 50.7%, from depreciation of $3.3 million, or 3.3% of total revenue, for the year ended December 31, 2005. This increase primarily resulted from the depreciation of assets acquired in the Avega and Med-Data acquisitions.

Amortization of intangibles.  Amortization of intangibles for the year ended December 31, 2006 was $12.4 million, or 8.5% of total revenue, an increase of $4.6 million, or 58.4%, from amortization of intangibles of $7.8 million, or 7.9% of total revenue, for the year ended December 31, 2005. This increase primarily resulted from the amortization of the identified intangible assets acquired from the Avega and SSH acquisitions.

Impairment of property & equipment and intangibles.  Impairment of property & equipment and intangibles for the year ended December 31, 2006 was $4.5 million, or 3.1% of total revenue, an increase of $4.1 million, or 1,128.8%, from impairment of property & equipment and intangibles of $0.4 million, or 0.4% of total revenue, for the year ended December 31, 2005. This increase primarily resulted from the $4.0 million IPR&D write-off incurred in connection with the Avega acquisition.

Segment Operating Expenses

Revenue Cycle Management expenses.  Revenue Cycle Management expenses for the year ended December 31, 2006 were $53.5 million, or 36.6% of total revenue, an increase of $32.5 million, or 155.1%, from Revenue Cycle Management expenses of $21.0 million, or 21.3% of total revenue, for the year ended December 31, 2005. This increase primarily resulted from $28.0 million of incremental expense from the Avega and Med-Data acquisitions. Excluding acquisition growth, Revenue Cycle Management operating expenses increased $3.2 million, or 15.2%, from the year ended December 31, 2005. This increase is due to our growth in personnel and non-capitalized infrastructure required to sustain our growth in revenues. Further, we experienced a $1.3 million increase of share-based compensation expense due to the adoption of SFAS No. 123(R).

Spend Management expenses.  Spend Management expenses for the year ended December 31, 2006 were $59.9 million, or 41.0% of total revenue, an increase of $11.1 million, or 22.9%, from Spend Management expenses of $48.8 million, or 49.4% of total revenue, for the year ended December 31, 2005. This increase is generally consistent with the 24.9% growth in Spend Management revenue over the same period. This increase includes a $6.8 million increase in employment compensation, resulting from personnel growth, merit increases, incentive compensation, and acquisitions, $1.5 million of share-based compensation expense due to the adoption of SFAS No. 123(R), and a $1.0 million increase in costs for trade show meetings and conferences (including our annual vendor and customer meeting).

Corporate expenses.  Corporate expenses for the year ended December 31, 2006 were $18.4 million, or 12.6% of total revenue, an increase of $3.3 million, or 21.5%, from corporate expenses of $15.1 million, or 15.3% of total revenue, for the year ended December 31, 2005. This increase includes a $2.3 million increase in employee compensation, resulting from corporate personnel growth, merit increases and increases in incentive compensation, and $0.6 million of share-based compensation expense due to the adoption of SFAS No. 123(R).

Non-operating Expenses

Interest expense.  Interest expense for the year ended December 31, 2006 was $10.9 million, an increase of $3.9 million, or 56.0%, from interest expense of $7.0 million for the year ended December 31, 2005. The increase primarily relates to incremental interest expense from a $25.0 million supplemental term loan borrowed in February 2006 and the incremental indebtedness incurred in the 2006 Refinancing.

Other income (expense).  Other expense for the year ended December 31, 2006 was $3.9 million, an increase of $3.1 million from other expense of $0.8 million for the year ended December 31, 2005, primarily due to a legal settlement paid during this period, partially offset by an increase in interest income.

Income tax expense (benefit).  Income tax benefit for the year ended December 31, 2006 was $9.0 million, a decrease of $1.5 million, or 14.3%, from income tax benefit of $10.5 million for the year ended December 31, 2005. The income tax benefit recorded during 2006 primarily relates to the reversal of a deferred tax valuation allowance upon the acceptance by the Internal Revenue Service of a change in tax accounting method and, to a lesser extent, the benefit resulting from our 2006 federal and state net operating losses. The income tax benefit recorded in 2005 primarily relates to the reversal of the valuation allowance on federal net operating losses upon our determination that future taxable income would be sufficient to utilize all federal net operating loss carryforwards. See Note 11 of our consolidated financial statements for further discussion.

Comparison of the Years Ended December 31, 2004 and 2005

	Year Ended December 31,
	2004		2005
		% of		% of	Change
	Amount	Revenue	Amount	Revenue	Amount	%
	(In thousands)

Net revenue:
Revenue Cycle Management	$13,844	18.4%	$20,650	20.9%	$6,806	49.2%
Spend Management
Administrative fees	80,928	107.3	106,963	108.4	26,035	32.2
Revenue share obligation	(27,810)	(36.9)	(38,794)	(39.3)	(10,984)	39.5
Other service fees	8,427	11.2	9,821	10.0	1,394	16.5

Total Spend Management	61,545	81.6	77,990	79.1	16,445	26.7

Total net revenue	$75,389	100.0%	$98,640	100.0%	$23,251	30.8%

Total net revenue.  Total net revenue for the year ended December 31, 2005 was $98.6 million, an increase of $23.2 million, or 30.8%, from revenue of $75.4 million for year ended December 31, 2004. The increase in total net revenue was comprised of a $6.8 million increase in Revenue Cycle Management revenue and a $16.4 million increase in Spend Management net revenue.

Revenue Cycle Management revenue.  Revenue Cycle Management revenue for the year ended December 31, 2005 was $20.7 million, an increase of $6.8 million, or 49.2%, over revenue of $13.8 million for the year ended December 31, 2004. The revenue increase was primarily the result of the following:

•	Sales of additional products and services. $5.6 million of the increase represents additional software-related consulting fees and subscription product agreements to new and existing customers.

•	Med-Data acquisition. $1.2 million of the increase resulted from the acquisition of Med-Data, which we acquired on July 18, 2005.

Spend Management net revenue.  Spend Management net revenue for the year ended December 31, 2005 was $78.0 million, an increase of $16.5 million, or 26.7%, from revenue of $61.5 million for the year ended December 31, 2004. The revenue increase was primarily the result of an increase in administrative fees of $26.0 million, or 32.2%, partially offset by an $11.0 million increase in revenue share obligations, and an increase in other service fees of $1.4 million.

•	Administrative fees. The $26.0 million, or 32.2%, increase in administrative fees was primarily the result of increases in purchasing volume, partially offset by a net $1.8 million decrease in contingent revenue recognized upon customer confirmation that performance targets have been achieved.

•	Revenue share obligation. The ratio of revenue share obligation to administrative fees for the year ended December 31, 2005 was 36.3% versus 34.4% for the year ended December 31, 2004. Changes to our revenue share ratio were primarily the result of changes in customer revenue mix to larger customers during the period. Larger customers who commit to higher levels of purchasing volume through our contracts typically receive higher revenue share obligation percentages.

•	Other service fees. The growth in other service fees primarily resulted from new consulting engagements and new subscription agreements for ASP-based spend analytic solutions.

	Year Ended December 31,
	2004		2005
		% of		% of	Change
	Amount	Revenue	Amount	Revenue	Amount	%
	(In thousands)

Operating expenses:
Cost of revenue	$4,881	6.5%	$7,444	7.5%	$2,563	52.5%
Product development expenses	2,864	3.8%	3,078	3.1%	214	7.5%
Selling and marketing expenses	16,798	22.3%	23,740	24.1%	6,942	41.3%
General and administrative expenses	26,758	35.5%	39,146	39.7%	12,388	46.3%
Depreciation	1,797	2.4%	3,257	3.3%	1,460	81.2%
Amortization of intangibles	8,374	11.1%	7,827	7.9%	(547)	(6.5)%
Impairment of property & equipment and intangibles	743	1.0%	368	0.4%	(375)	(50.5)%

Total operating expenses	$62,215	82.5%	$84,860	86.0%	$22,645	36.4%
Operating expenses by segment:
Revenue Cycle Management	$16,493	21.9%	$20,980	21.3%	$4,487	27.2%
Spend Management	38,715	51.4%	48,758	49.4%	10,043	25.9%

Total segment operating expenses	55,208	73.2%	69,738	70.7%	14,530	26.3%
Corporate expenses	7,007	9.3%	15,122	15.3%	8,115	115.8%

Total operating expenses	$62,215	82.5%	$84,860	86.0%	$22,645	36.4%

Total Operating Expenses

Cost of revenue.  Cost of revenue for the year ended December 31, 2005 was $7.4 million, or 7.5% of total revenue, an increase of $2.6 million, or 52.5%, from cost of revenue of $4.9 million, or 6.5% of total revenue, for the year ended December 31, 2004. This increase is principally the result of increases in direct labor costs, including salaries and benefits, incurred to generate our increasing Revenue Cycle Management revenue.

Product development expenses.  Product development expenses for the year ended December 31, 2005 were $3.1 million, or 3.1% of total revenue, an increase of $0.2 million, or 7.5%, from product development expenses of $2.9 million, or 3.8% of total revenue, for the year ended December 31, 2004. The minimal increase is due to increased capitalization of software development costs in 2005.

Selling and marketing expenses.  Selling and marketing expenses for the year ended December 31, 2005 were $23.7 million, or 24.1% of total revenue, an increase of $6.9 million, or 41.3%, from selling and marketing expenses of $16.8 million, or 22.3% of total revenue, for the year ended December 31, 2004. Additional salaries and benefits from personnel growth required for the expansion of our sales and marketing initiatives contributed $4.1 million to the increase in selling and marketing expenses from 2004 to 2005. Spending for trade shows, company-sponsored events and certain charitable contributions were primary contributors to the remainder of year-over-year growth.

General and administrative expenses.  General and administrative expenses for the year ended December 31, 2005 were $39.1 million, or 39.7% of total revenue, an increase of $12.4 million, or 46.3%, from general and administrative expenses of $26.7 million, or 35.5% of total revenue, for the year ended

December 31, 2004. Salaries and benefits associated with increased personnel from growing operations and the acquisition of Med-Data, contributed $7.0 million to this increase. Higher litigation expenses in 2005 also contributed $5.1 million to this increase, partially offset by $0.8 million of lower refinancing charges.

Depreciation.  Depreciation expense for the year ended December 31, 2005 was $3.3 million, or 3.3% of total revenue, an increase of $1.5 million, or 81.2%, from depreciation of $1.8 million, or 2.4% of total revenue, for the year ended December 31, 2004. This growth is consistent with our increase in capital expenditures from 2004 to 2005 as well as developed software that was placed in service during the period.

Amortization of intangibles.  Amortization of intangibles for the year ended December 31, 2005 was $7.8 million, or 7.9% of total revenue, a decrease of $0.5 million, or 6.5%, from amortization of intangibles of $8.3 million, or 11.1% of total revenue, for the year ended December 31, 2004. The decrease was principally due to the decreasing trend of our customer base amortization from prior acquisitions, which we amortize on an accelerated basis while other definite-lived intangibles are amortized on a straight-line basis.

Impairment of property & equipment and intangibles.  Impairment of property & equipment and intangibles for the year ended December 31, 2005 was $0.4 million, or 0.4% of total revenue, a decrease of $0.4 million, or 50.5%, from impairment of property & equipment and intangibles of $0.8 million, or 1.0% of total revenue, for the year ended December 31, 2004. This decrease primarily resulted from a $0.7 million tradename write-off incurred at the Spend Management segment in 2004, compared to a $0.4 million software impairment charge at same segment in 2005.

Segment Operating Expenses

Revenue Cycle Management expenses.  Revenue Cycle Management expenses for the year ended December 31, 2005 were $21.0 million, or 21.3% of total revenue, an increase of $4.5 million, or 27.2%, from Revenue Cycle Management expenses of $16.5 million, or 21.9% of total expenses, for the year ended December 31, 2004. Of this increase, $3.1 million was due to growth in personnel and non-capitalized infrastructure required to sustain our growth in revenues, and $1.4 million was the result of the acquisition of Med-Data.

Spend Management expenses.  Spend Management expenses for the year ended December 31, 2005 were $48.8 million, or 49.4% of total revenue, an increase of $10.0 million, or 25.9%, from Spend Management expenses of $38.7 million, or 51.4% of total expenses, for the year ended December 31, 2004. The increase is consistent with our 26.7% Spend Management revenue growth over the same period. This increase primarily resulted from a $6.9 million increase in employee compensation, resulting from personnel growth, merit increases, and increases in incentive compensation, and an impairment of property & equipment and intangibles increase of $0.4 million. Spending for trade shows, company-sponsored events and certain charitable contributions also contributed to year-over-year growth.

Corporate expenses.  Corporate expenses for the year ended December 31, 2005 were $15.1 million, or 15.3% of total revenue, an increase of $8.1 million, or 115.8%, from corporate expenses of $7.0 million, or 9.3% of total revenue, for the year ended December 31, 2005. The significant contributors include higher litigation cost of $5.1 million, offset by lower refinancing charges of $0.8 million. Excluding these expenses, corporate operating expenses increased as the result of increased personnel and shared overhead expenses required to support infrastructure growth.

Non-operating Expenses

Interest expense.  Interest expense for the year ended December 31, 2005 was $7.0 million, a decrease of $0.9 million, or 11.4%, from interest expense of $7.9 million for the year ended December 31, 2004. The decrease was primarily due to a reduction in applicable interest rates from 2004 to 2005 as a result of a July 2005 refinancing of our credit facilities.

Other income (expense).  Other expense for the year ended December 31, 2005 was $0.8 million, a decrease of $1.3 million from other expense of $2.1 million for the year ended December 31, 2004. The decrease was primarily due to a $0.8 million reduction in debt issuance cost extinguishment charges and an increase of interest income of $0.5 million.

Income tax expense (benefit).  Income tax benefit for the year ended December 31, 2005 was $10.5 million, an increase of $11.4 million from income tax expense of $0.9 million for the year ended December 31, 2004. The income tax benefit recorded in 2005 primarily relates to the reversal of the valuation allowance on federal net operating losses upon our determination that future taxable income would be sufficient to utilize all federal net operating loss carryforwards. The income tax expense recorded in 2004 primarily relates to federal and state current income tax and deferred taxes on the tax amortization of certain indefinite-lived intangible assets. See Note 11 of our consolidated financial statements for further discussion.

Loss from discontinued operations.  Loss from discontinued operations for the year ended December 31, 2004 was a net $0.2 million. We disposed of the remaining assets of the discontinued business in December 2004.

Critical Accounting Policy Disclosure

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. We base our estimates and judgments on historical experience and other assumptions that we find reasonable under the circumstances. Actual results may differ from such estimates under different conditions.

Management believes that the following accounting judgments and uncertainties are the most critical to aid in fully understanding and evaluating our reported financial results, as they require management’s most difficult, subjective or complex judgments. Management has reviewed these critical accounting estimates and related disclosures with the Audit Committee of our Board of Directors.

Revenue Recognition

Our net revenue consists primarily of (a) administrative fees and (b) other service fee revenue that is comprised of (i) consulting revenues, (ii) subscription implementation and fees from hosting arrangements, (iii) transaction fees and (iv) software-related fees.

In accordance with Staff Accounting Bulletin No. 104 Revenue Recognition, we recognize revenue when (a) there is a persuasive evidence of an arrangement, (b) the fee is fixed or determinable, (c) services have been rendered and payment has been contractually earned, and (d) collectibility is reasonably assured.

Administrative Fees

We earn administrative fee revenue under contracted purchasing agreements with manufacturers and distributors of healthcare products and services. Our administrative fee revenues represent a percentage of the purchase volume related to the goods and services purchased by our hospital and health system customers through these contracts. Our contracts with manufacturers and distributors establish the price in which our hospital and health system customers can procure goods and services. We are not directly involved in the procurement process and do not take title to the goods or services purchased by customers through our contracts.

Our manufacturers and distributors have contractual reporting obligations in which customer purchasing data is reported to us. The manufacturers and distributors may fail to report in a timely manner based on their contractual reporting obligations or they may report earlier than their contractual reporting obligations. This may impact the timing of revenue recognition in any given reporting period.

The majority of our manufacturer and distributor contracts do not allow netting of product returns from administrative fee calculations once reported. We maintain an allowance for sales returns for those manufacturer and distributor contracts that allow for sales returns in their calculation of administrative fees. Our sales returns reserve requires us to make assumptions and to apply judgment regarding a number of factors including historical return trends and current industry purchasing trends. We evaluate all relevant factors on a quarterly basis and adjust our estimates and assumptions as necessary.

We recognize administrative fee revenue in the period in which the respective manufacturers and distributors report hospital and health systems purchasing data to us. Manufacturers and distributors generally report customer purchasing data a month or a quarter in arrears of actual customer purchase activity.

Certain hospital and health system customers receive contractual revenue share obligation payments. These obligations are recognized in accordance with our existing hospital and health system contractual agreements as the related administrative fee revenue is recognized. In accordance with EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, these obligations are netted against the related administrative fees, and are presented on the accompanying statement of operations as a reduction of revenue.

Subscription and Implementation Fees

We apply the revenue recognition guidance prescribed in EITF 00-03, Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware, for our hosted solutions. We provide subscription-based revenue cycle and spend management services through software tools accessed by our customers while the data is hosted and maintained on our servers. In many arrangements, customers are charged set-up fees for implementation and monthly subscription fees for access to these web-based hosted services. Implementation fees are typically billed at the beginning of the arrangement and recognized as revenue over the greater of the subscription period or the estimated customer relationship period. We currently estimate our customer relationship period to be between four and five years for our hosted services. Revenue from monthly hosting arrangements is recognized on a subscription basis over the period in which the customer uses the service. Contract subscription periods typically range from three to five years from execution.

Software Related Fees

We license certain revenue cycle decision support software products. Software revenues are derived from three primary sources: (i) software licenses, (ii) software support, and (iii) services, which include consulting, product services and training programs. We recognize revenue for our software arrangements under the guidance of Statement of Position 97-2, Software Revenue Recognition.

We evaluate vendor-specific objective evidence, or VSOE, of fair value based on the price charged when the same element is sold separately. In many of our multi-element software arrangements we are unable to establish VSOE for certain of our deliverables. The majority of our software licenses are for a term of one year which results in undeterminable VSOE.

In arrangements where VSOE can not be determined for the separate elements of the arrangement, the entire arrangement fees are recognized ratably over the period in which the services are expected to be performed or over the software support period, whichever is longer, beginning with the delivery and acceptance of the software, provided all other revenue recognition criteria are met.

As a result, we are required to make assumptions regarding the implementation period of each particular arrangement in order to determine the appropriate period to recognize revenue. We evaluate the expected implementation period in which services are expected to be performed based on historical trends and current customer specific criteria. Our estimates are reviewed and adjusted in each reporting period as necessary.

Goodwill and Intangible Assets

We evaluate goodwill and other intangible assets for impairment annually and whenever events or changes in circumstances indicate the carrying value of the goodwill or other intangible assets may not be recoverable. We complete our impairment evaluation by performing valuation analyses, in accordance with SFAS 142, Goodwill and Other Intangible Assets.

We determine fair value using widely accepted valuation techniques, including discounted cash flow and market multiple analyses. These types of analyses contain uncertainties because they require us to make assumptions and to apply judgment to estimate industry economic factors and the profitability of future business strategies. It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations.

Acquisitions — Purchase Price Allocation

In accordance with accounting for business combinations, we allocate the purchase price of an acquired business to its identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the amount allocated to the assets and liabilities, if any, is recorded as goodwill.

Our purchase price allocation methodology requires us to make assumptions and to apply judgment to estimate the fair value of acquired assets and liabilities. We estimate the fair value of assets and liabilities based upon quoted market prices, the carrying value of the acquired assets and widely accepted valuation techniques, including discounted cash flows and market multiple analyses. We typically engage outside appraisal firms to assist in the fair value determination of fixed assets and identifiable intangible assets such as developed technology or customer relationships, and any other significant assets or liabilities. Unanticipated events or circumstances may occur which could affect the accuracy of our fair value estimates, including assumptions regarding industry economic factors and business strategies.

Income Taxes

We regularly review our deferred tax assets for recoverability and establish a valuation allowance, as needed, based upon historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and the implementation of tax-planning strategies. Our tax valuation allowance requires us to make assumptions and apply judgment regarding the forecasted amount and timing of future taxable income.

We estimate the company’s effective tax rate based upon the known rates and estimated apportionment. This rate is determined based upon location of company personnel, location of company assets and determination of sales on a jurisdictional basis.

Beginning January 1, 2006, we recognize excess tax benefits associated with the exercise of stock options directly to stockholders’ equity when realized. Accordingly, deferred tax assets are not recognized for the portion of excess tax benefits not realized. When assessing whether a tax benefit relating to share-based compensation has been realized, we follow the tax law ordering method, under which current year share-based compensation deductions are assumed to be utilized before net operating loss carryforwards and other tax attributes. If tax law does not specify the ordering in a particular circumstance, then a pro-rata approach is used.

Effective January 1, 2007, we adopted Financial Accounting Standards Board, or FASB, Interpretation, or FIN No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a company’s income tax return, and also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 utilizes a two-step approach for evaluating uncertain tax positions accounted for in accordance with SFAS No. 109, Accounting for Income Taxes, or SFAS No. 109. Step one, Recognition, requires a company to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. Step two, Measurement, is based on the largest amount of benefit which is more likely than not to be realized on ultimate settlement. The cumulative effect of adopting FIN No. 48 on January 1, 2007 is recognized as a change in accounting principle, recorded as an adjustment to the opening balance of retained earnings on the adoption date.

Upon adoption of FIN No. 48, our policy is to include interest and penalties in our provision for income taxes. The tax years 1999 through 2006 remain open to examination by federal and certain state taxing jurisdictions to which we are subject.

Share-Based Compensation

We have a share-based compensation plan, which includes non-qualified stock options and non-vested share awards. See Note 1, Summary of Significant Accounting Policies, and Note 10, Stock Options, to the Notes to Consolidated Financial Statements for a complete discussion of our share-based compensation programs.

Effective January 1, 2006 we adopted SFAS No. 123(R). Effective January 1, 2006, we use the fair value method to apply the provisions of SFAS No. 123(R) with a modified prospective application which provides for certain changes to the method for estimating the value of share-based compensation. The valuation provisions of SFAS No. 123(R) apply to new awards and to awards that are outstanding on the effective date, which are subsequently modified or cancelled. Under the modified prospective application method, prior periods are not revised for comparative purposes.

Prior to January 1, 2006, we accounted for stock-based awards to employees using the intrinsic value method as prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under the intrinsic value method, compensation expense is measured on the date of grant as the difference between the deemed fair value of our common stock and the option exercise price multiplied by the number of options granted. Generally, we grant stock options with exercise prices equal to or above the estimated fair value of our common stock.

Valuing the share price of a privately held company is complex. We believe that we have used reasonable methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, in assessing and determining the fair value of our common stock for financial reporting purposes.

The fair value of our common stock is determined through periodic valuations performed by a third-party valuation advisor. We have performed contemporaneous valuations of our common stock at least annually since 2004 and more frequently as changes in business events dictate; for example, an acquisition or change in capital structure.

Our stock valuations use a weighted combination of the market-comparable approach and the income approach to estimate the aggregate enterprise value of our company at each valuation date. The market-comparable approach estimates the fair value of a company by applying to that company market multiples of publicly traded firms in similar lines of business. The income approach involves applying appropriate risk-adjusted discount rates to estimated debt-free cash flows, based on forecasted revenue and costs. The projections used in connection with these valuations were based on our expected operating performance over the forecast period.

The implied aggregate enterprise value is then allocated to the shares of preferred and common stock using an option-pricing method at each valuation date. The option-pricing method involves making assumptions regarding the anticipated timing of a potential liquidity event, such as an initial public offering or IPO, or sale. This method also involves making assumptions regarding estimates of the volatility of our equity securities. Beginning with our December 31, 2005 valuation, we discontinued the use of discounts related to marketability or minority interest ownership, based on assumptions regarding the anticipated timing of a potential liquidity event, such as an IPO or sale.

Generally accepted valuation techniques require management to make assumptions and to apply judgment to determine the fair value of our common stock. These assumptions and judgments include estimating discounted cash flows of forecasts and projections.

Option-pricing models and generally accepted valuation techniques require management to make assumptions and to apply judgment to determine the fair value of our common stock and stock option awards. These assumptions and judgments include estimating volatility of our stock price, expected dividend yield, future employee turnover rates and forfeiture rates, and future employee stock option exercise behaviors. Changes in these assumptions can materially affect the fair value estimate.

Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. Estimated volatility of our stock is based on available information on the volatility of stocks of comparable publicly traded companies.

Liquidity and Capital Resources

Our primary cash requirements are for working capital, borrowing obligations and capital expenditures. Our capital expenditures typically consist of software capitalization and computer hardware purchases. Historically, the acquisition of complementary businesses has also been a significant use of cash. Our principal sources of funds have primarily been cash provided by operating activities and borrowings under our credit facilities.

As of June 30, 2007, we had the following sources of cash available to fund our ongoing operations:

•	cash and cash equivalents of $23.0 million; and

•	$49.0 million of available capacity under our revolving loan facility, which is discussed further below.

After taking the proceeds of this offering into account, management believes we will have adequate capital resources and liquidity to meet our working capital needs, borrowing obligations and all required capital expenditures for at least the next 12 months.

Credit Agreement

We are party to a credit agreement, with Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, BNP Paribas, as Syndication Agent, CIT Healthcare LLC, as Documentation Agent, and the other lenders party thereto, or the Lenders, as amended.

The credit agreement, as amended, provides for a (i) $319.6 million term loan facility and (ii) a revolving loan facility with a $60.0 million aggregate loan commitment amount available, including a $10.0 million sub-facility for letters of credit and a $10.0 million swingline facility. We used the proceeds of the term loan to refinance existing indebtedness, to finance the acquisition of MD-X, to pay cash dividends to our stockholders and for working capital and other general corporate purposes. The revolving credit facility is available for working capital and other general corporate purposes. As of June 30, 2007, (i) $169.2 million was outstanding under the term loan facility and (ii) $10.0 million was outstanding under the revolving credit facility (without giving effect to $1.0 million of outstanding but undrawn letters of credit on such date). As of July 31, 2007, (i) $319.6 million was outstanding under the term loan facility and (ii) no amounts were outstanding under the revolving credit facility (without giving effect to $1.0 million of outstanding but undrawn letters of credit on such date).

Borrowings under the Credit Agreement bear interest, at our option, equal to the Eurodollar Rate for a Eurodollar Rate Loan (as defined in the Credit Agreement), or the Base Rate for a Base Rate Loan (as defined in the Credit Agreement), plus an applicable margin. The applicable margin for Eurodollar Rate term loans and Base Rate term loans is 2.50% and 1.50%, respectively. The applicable margin for revolving loans is adjusted quarterly based upon our Consolidated Leverage Ratio (as defined in the credit agreement). The applicable margin ranges from 1.50% to 2.50% in the case of Eurodollar Rate Loans and 0.50% to 1.50% in the case of Base Rate Loans. Under the revolving loan facility we also pay a quarterly commitment fee on the undrawn portion of the revolving loan facility ranging from 0.200% to 0.375% based on the same Consolidated Leverage ratio and a quarterly fee equal to the applicable margin for Eurodollar Rate Loans on the aggregate amount of outstanding letters of credit.

The term loan facility matures on October 23, 2013 and the revolving loan facility matures on October 23, 2011. We are required to make quarterly principal amortization payments of approximately $0.8 million on the term loan facility beginning September 30, 2007. No principal payments are due on the revolving loan facility

until the revolving facility maturity date. We expect to repay $      of the amounts outstanding under the term loan facility from the proceeds of this offering. See “Use of Proceeds.”

In addition, our credit agreement contains financial and other restrictive covenants, ratios and tests that limit our ability to incur additional debt and engage in other activities. For example, our credit agreement includes covenants restricting, among other things, our ability to incur indebtedness, create liens on assets, engage in certain lines of business, engage in mergers or consolidations, dispose of assets, make investments or acquisitions, engage in transactions with affiliates, enter into sale leaseback transactions, enter into negative pledges or pay dividends or make other restricted payments. Our credit agreement also includes financial covenants including requirements that we maintain compliance with a consolidated leverage ratio and a consolidated fixed charges coverage ratio. In addition, our loans and other obligations under the credit agreement are guaranteed, subject to specified limitations, by our present and future direct and indirect domestic subsidiaries. See “Description of Certain Indebtedness.”

Use of Non-GAAP Financial Measures

A non-GAAP financial measure is generally defined as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. In this prospectus, we define and use Adjusted EBITDA, a non-GAAP financial measure, as set forth below.

We define Adjusted EBITDA as net income (loss) before net interest expense, income tax expense (benefit), depreciation and amortization, income (loss) from discontinued operations and other non-recurring or non-cash items. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis from period to period that, when viewed in combination with our GAAP results and the following reconciliation, provides a more complete understanding of factors and trends affecting our business than GAAP measures alone. We believe Adjusted EBITDA assists our management and investors in comparing our operating performance on a consistent basis because they remove the impact of our capital structure (primarily interest charges and amortization of debt issuance costs), asset base (primarily depreciation and amortization) and items outside the control of our management team (taxes), as well as other non-cash (impairment of intangibles, purchase accounting adjustments, share-based compensation expense and imputed rental income) and non-recurring (litigation expenses and failed acquisition charges) items, from our operations.

Our management uses Adjusted EBITDA as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations. Adjusted EBITDA is also used as a performance evaluation metric in determining achievement of certain executive and employee incentive compensations programs. See our discussion in the “Compensation, Discussion and Analysis” section of this prospectus for additional discussion and applicability to our named executive officers.

Adjusted EBITDA, or a similar non-GAAP measure, is also used by research analysts, investment bankers and lenders to assess our operating performance. For example, our credit agreement requires delivery of compliance reports certifying compliance with financial covenants based on, in part, an adjusted EBITDA measurement that is similar to the Adjusted EBITDA measurement reviewed by our senior management and our board of directors. The principal difference is that the measurement of adjusted EBITDA considered by our lenders under our credit agreement allows for certain adjustments (e.g., inclusion of interest income, franchise taxes and other non-cash expenses, offset by the deduction of our capitalized lease payments for one of our office leases) that result in a higher adjusted EBITDA than the Adjusted EBITDA measure reviewed by our management and disclosed in this prospectus.

We understand that although adjusted EBITDA measures are frequently used by securities analysts, lenders and others in their evaluation of companies, Adjusted EBITDA as disclosed in this prospectus has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our liquidity or results as reported under GAAP, nor is Adjusted EBITDA intended to be a measure of free cash flow for our discretionary use. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments on our debt; and

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements.

To compensate for these limitations, our senior management and board of directors uses this metric in conjunction with a review of other financial measures, including GAAP operating performance measures. For example, our management evaluates our liquidity by considering the economic effect of the excluded expense items independently as well as in connection with its analysis of cash flows from operations and through the use of other financial measures, such as capital expenditure budget analysis, investment spending levels and return on capital analysis. Therefore, they do not place undue reliance on Adjusted EBITDA as the only measure of operating performance.

We strongly urge you to review the reconciliation of net income to Adjusted EBITDA, along with our consolidated financial statements included elsewhere in this prospectus. We also strongly urge you to not rely on any single financial measure to evaluate our business. In addition, because Adjusted EBITDA is not a measure of financial performance under GAAP and is susceptible to varying calculations, the Adjusted EBITDA measure, as presented in this prospectus, may differ from and may not be comparable to similarly titled measures used by other companies.

The following table sets forth a reconciliation of Adjusted EBITDA to net income, a comparable GAAP-based measure. All of the items included in the reconciliation from net income to Adjusted EBITDA are either (i) non-cash items (e.g., depreciation and amortization, impairment of intangibles and share-based compensation expense) or (ii) items that management does not consider in assessing our on-going operating performance (e.g., income taxes and interest expense). In the case of the non-cash items, management believes that investors can better assess our comparative operating performance because the measures without such items are less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and more reflective of other factors that affect operating performance. In the case of the other non-recurring items, management believes that investors can better assess our operating performance if the measures are presented without these items because their financial impact does not reflect ongoing operating performance.

	Fiscal Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
			(In thousands)	(Unaudited)
Net income	$2,084	$16,465	$8,611	$4,616	$6,163
Depreciation	1,797	3,257	4,907	2,184	3,476
Amortization of intangibles	8,374	7,827	12,398	6,137	6,368
Interest expense, net of interest income(1)	7,762	6,279	9,545	4,343	6,708
Income tax (benefit)	914	(10,517)	(9,026)	(9,670)	3,854
Loss from discontinued operations	191	—	—	—	—

EBITDA	21,122	23,311	26,435	7,610	26,569
Impairment of property & equipment and intangibles(2)	743	368	4,522	4,000	1,195
Share-based compensation expense(3)	200	423	3,655	880	1,706
Debt issuance cost extinguishment(4)	2,681	1,924	2,158	—	—
Rental income from capitalized building lease(5)	(438)	(438)	(438)	(219)	(219)
Litigation expenses(6)	602	5,698	8,629	4,550	0
Avega & XactiMed purchase accounting adjustments(7)	—	—	4,906	2,543	584
Failed acquisition charges(8)	—	—	886	—	—

Adjusted EBITDA	$24,910	$31,286	$50,753	$19,364	$29,835

(1)	Interest income is included in other income (expense) and is not netted against interest expense in our consolidated statement of operations.

(2)	Impairment of property & equipment and intangibles primarily relates to the write-off of in-process research and development assets of Avega and XactiMed.

(3)	Represents non-cash share-based compensation to both employees and directors. The significant increase in 2006 is due to the adoption of SFAS No. 123(R). We believe excluding this non-cash expense allows us to compare our operating performance without regard to the impact of share-based compensation expense, which varies from period to period based on the amount and timing of grants.

(4)	These charges were incurred to expense unamortized debt issuance costs upon refinancing our credit facilities. We believe this expense relating to our financing and investing activities does not relate to our continuing operating performance.

(5)	The imputed rental income recognized with respect to a capitalized building lease is deducted from net income (loss) due to its non-cash nature. We believe this income is not a useful measure of continuing operating performance. See Note 6 to our Consolidated Financial Statements for further discussion of this rental income.

(6)	These legal expenses relate to litigation that was brought against one of our subsidiaries and settled in May 2006. This litigation, and associated litigation expense, is considered by management to be outside the ordinary course of business.

(7)	These adjustments include the non-recurring effect on revenue of adjusting acquired deferred revenue balances to fair value at each acquisition date. That the reduction of the deferred revenue balances materially affects period-to-period financial performance comparability and revenue and earnings growth in future periods subsequent to the acquisition is not indicative of the changes in underlying results of operations.

(8)	These charges reflect due diligence and acquisition expenses related to an acquisition that did not occur. We consider this an infrequent charge that does not relate to underlying results of operations.

Cash Flow

As of June 30, 2007, and December 31, 2006, 2005, and 2004, we had cash and cash equivalents totaling $23.0 million, $23.5 million, $68.3 million, and $28.1 million, respectively. We also had cash of $3.6 million on December 31, 2005 that was pursuant to our credit agreement dated July 7, 2005. The table below highlights certain of our significant cash flows for the six months ended June 30, 2007 and the years ended December 31, 2006, 2005 and 2004:

	Fiscal Year Ended December 31,			Six Months Ended
	2004	2005	2006	June 30, 2007
		(In thousands)		(Unaudited)
Cash provided by operating activities	$24,527	$28,614	$26,126	$15,939
Cash used in investing activities:
Purchases of property, equipment, and capitalized software	(4,416)	(7,694)	(10,748)	(6,005)
Acquisitions, net of cash acquired	(595)	(3,615)	(78,552)	(19,316)
Other cash provided	869	—	—	—

Net cash used in investing activities	(4,142)	(11,309)	(89,300)	(25,321)
Cash provided (used) in financing activities:
Proceeds from notes payable	65,639	91,500	195,271	10,188
Repayments of notes payable and capital lease obligations	(49,122)	(60,313)	(115,491)	(1,379)
Repayment of notes payable, discontinued operations	(4,695)	—	—	—
Debt issuance costs	(4,528)	(1,773)	(2,135)	—
Payment of dividend	—	—	(70,000)	—
Issuance of common stock	540	1,250	4,218	221
Purchase of series C preferred stock	(9,000)	(9,000)	—	—
Payment of series C dividends	(2,839)	(4,062)	—	—
Issuance of series C-1 preferred stock	—	8,901	—	—
Other cash (used) provided	(381)	(3,622)	6,439	(71)

Net cash (used) provided in financing activities	$(4,386)	$22,881	$18,302	$8,959

Cash provided by operations for the six months ended June 30, 2007 was $15.9 million, and primarily includes net income before non-cash charges, including share-based compensation expense of $1.7 million and an IPR&D impairment charge of $1.2 million from the acquisition of XactiMed.

Cash provided by operations for the year ended December 31, 2006 was $26.1 million, a decrease of $2.5 million from cash provided by operations of $28.6 million for the year ended December 31, 2005. This decrease is principally the result of a $2.9 million increase in litigation expense in 2006 compared to 2005.

Cash provided by operations for the year ended December 31, 2005 was $28.6 million, an increase of $4.1 million from cash provided by operations of $24.5 million for the year ended December 31, 2004. This increase is primarily due to higher net income before non-cash charges in 2005 as compared to 2004, in addition to cash used in discontinued operations of approximately $1.4 million in 2004, partially offset by a $5.1 million increase in litigation expense in 2005 compared to 2004.

Cash used in investing activities for the six months ended June 30, 2007 was $25.3 million, and primarily relates to cash used in the acquisition of XactiMed of $19.3 million, net of cash acquired. It also includes capital expenditures for operational growth and capitalization of software development expenses.

Cash used in investing activities for the year ended December 31, 2006 was $89.3 million, an increase of $78.0 million from cash used in investing activities of $11.3 million for the year ended December 31, 2005.

This increase was primarily the result of the acquisitions completed in 2006, including the acquisitions of Avega, SSH and D&I, and increased capital expenditures necessitated by operational growth.

Cash used in investing activities for the year ended December 31, 2005 was $11.3 million, an increase of $7.2 million from cash used in investing activities of $4.1 million for the year ended December 31, 2004. This increase was the result of increased capital expenditures and acquisitions completed in 2005 and $0.9 million of proceeds from the sale of assets related to discontinued operations in 2004.

Cash provided by financing activities for the six months ended June 30, 2007 was $9.0 million, and primarily consisted of $10.2 million of borrowing under our revolving credit facility to finance the acquisition of XactiMed, partially offset by $1.4 million of finance obligation payments, including quarterly principal payments of our term loan as required by our credit agreement.

Cash provided by financing activities for the year ended December 31, 2006 was $18.3 million, a decrease of $4.6 million from cash provided by financing activities of $22.9 million for the year ended December 31, 2005. In each period, we refinanced our credit facility with net proceeds, after repayment of the prior credit facility, of $79.8 million in 2006 and $31.2 million in 2005. In 2006, however, $70 million of the proceeds from the refinancing were used to fund a special dividend to our stockholders. Cash provided by common stock option exercises increased by $3.0 million in 2006 as compared to 2005, primarily due to increases in common stock option exercises.

Cash provided by financing activities for the year ended December 31, 2005 was $22.9 million, an increase of $27.3 million from cash used in financing activities of $4.4 million for the year ended December 31, 2004. In each period, we refinanced our credit facility with net proceeds, after repayment of the prior credit facility, of $31.2 million in 2005 and $16.5 million in 2004, which contributed $14.7 million to the increase in cash provided by financing activities in 2005. In each period, we purchased shares of our series C preferred stock upon the exercise by the holder of contractual put rights requiring us to repurchase shares for $13.1 million and $11.8 million in 2005 and 2004, respectively; the issuance of series C-1 preferred stock in 2005 for $8.9 million partially offset the cost of this repurchase. Additional significant payments in 2004 to lower notes payable balances on discontinued operations and for debt issuance costs of $4.7 million and $4.5 million, respectively, contributed to the net cash used in financing activities in 2004. Cash provided by common stock option exercises increased by $0.7 million in 2005 as compared to 2004, primarily due to increases in common stock option exercises.

Summary Disclosure Concerning Contractual Obligations and Commercial Commitments

We have contractual obligations under our credit agreement and a capital lease finance obligation. In addition, we maintain operating leases for certain facilities and office equipment. The following table summarizes our long-term contractual obligations as of December 31, 2006:

		Payments Due by Period
		Less
		Than	1-3	3-5	More than 5
	Total	1 Year	Years	Years	Years
	(In thousands of dollars)

Bank credit facility(1)	$170,000	$1,700	$3,400	$3,400	$161,500
Operating leases(2)	12,583	2,797	3,938	3,435	2,413
Finance obligation(3)	9,191	226	550	685	7,730
Other liabilities(4)	764	216	290	258	—
FIN No. 48 liability(5)	314	—	—	—	314

	$192,852	$4,939	$8,178	$7,778	$171,957

(1)	Interest payments on our credit facility are not included in the above table. Indebtedness under our credit facility bears interest at an annual rate of LIBOR plus an applicable margin. The interest rate at December 31, 2006 was an effective rate of 7.82%. See Note 6 of the Notes to Consolidated Financial Statements for additional information regarding our borrowings.

(2)	Relates to certain office space and office equipment under operating leases. Amounts represent future minimum rental payments under operating leases with initial or remaining non-cancelable lease terms of one year or more. See Note 7 of the Notes to Consolidated Financial Statements for more information.

(3)	Represents a capital lease obligation incurred in a sale and subsequent leaseback transaction of an office building in August 2003. The transaction did not qualify for sale and leaseback treatment under SFAS No. 98. The amounts represent the net present value of the obligation. See Note 6 of the Notes to Consolidated Financial Statements under the subheading “Finance Obligations” for additional information regarding this transaction and the related obligation.

(4)	Aggregation of several small note payable balances associated with certain fixed asset purchases.

(5)	Effective January 1, 2007, we adopted FIN No. 48. The above amount relates to management’s estimate of uncertain tax positions. As a result of our net operating loss carryforwards, or NOLs, we have several tax periods with open statutes of limitations that will remain open until our NOLs are utilized. As such, we cannot predict the precise timing that this liability will be applied or utilized.

Subsequent leases:  In May 2007, we acquired XactiMed. XactiMed maintains operating leases for facilities and certain office equipment. The anticipated commitment under these leases is $220,000 in the current year, $436,000 in the one-to-three year time period and $379,000 in the four-to-five year time period.

In February 2007, we expanded our leased office space in Alpharetta, Georgia. The additional operating lease for the expanded facilities represents an 82-month rental commitment of $2.9 million. The anticipated commitment under this lease is approximately $0.4 million in the current year, $1.3 million in the one-to-three year time period, and approximately $0.9 million in the four-to-five year time period.

Indemnification of product users:  We provide a limited indemnification to users of our products against any patent, copyright, or trade secret claims brought against them. The duration of the indemnifications vary based upon the life of the specific individual agreements. We have not had a material indemnification claim, and we do not believe we will have a material claim in the future. As such, we have not recorded any liability for these indemnification obligations in our financial statements.

Acquisition contingent consideration:  Two of our recent acquisitions (Med-Data and Dominic and Irvine) have provisions in the respective asset purchase agreements requiring additional consideration to be paid to the former owners of the acquired companies based upon the achievement of certain performance measurements. The respective performance measures have not been achieved to date. The Med-Data contingency period ended June 30, 2007 and we do not anticipate any additional purchase consideration to be paid. The Dominic and Irvine contingency period extends through December 31, 2008 and has a maximum potential earn-out of $10 million. We are currently not able to estimate the amount, if any, of additional purchase consideration that is likely to be earned if the performance measures are achieved. As of December 31, 2006 or June 30, 2007, we have not recorded a liability or an asset related to these acquisition contingencies in our balance sheets.

Off-Balance Sheet Arrangements

We have provided a $1.0 million letter of credit to guarantee our performance under the terms of a ten-year lease agreement. The letter of credit is associated with the sale and subsequent leaseback of a building. The sale and leaseback are described in Note 6 of the Notes to Consolidated Financial Statements under the heading “Finance Obligation.” We do not believe that this letter of credit will be drawn.

As of December 31, 2004, 2005 and 2006, and June 30, 2006 and 2007, we did not have any other off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Related Party Transactions

For a discussion of these and other transactions with certain related parties, see “Certain Relationships and Related Transactions.”

New Accounting Pronouncements

How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement

In June 2006, the Emerging Issues Task Force, or the EITF, reached a consensus on EITF Issue No. 06-03, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross Versus Net Presentation), or EITF No. 06-03. EITF No. 06-03 provides that the presentation of any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer on either a gross basis (included in revenues and costs of revenues) or a net basis (excluded from revenues) is an accounting policy decision that should be disclosed in accordance with Accounting Principles Board, or APB, Opinion No. 22, Disclosure of Accounting Policies. EITF No. 06-03 became effective in our first fiscal quarter of 2007. We currently record such taxes on a net basis. The adoption of EITF No. 06-03 did not have a significant impact on our financial position, results of operation or cash flows.

Accounting for Uncertainty in Income Taxes

We adopted the provisions of FASB Interpretation No. 48, or FIN 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, on January 1, 2007. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It applies to all tax positions related to income taxes subject to FASB Statement No. 109, Accounting for Income Taxes. FIN 48 is effective for fiscal years beginning after December 15, 2006.

As a result of the implementation of FIN 48, we recognized a cumulative-effect adjustment by reducing the January 1, 2007 balance of retained earnings by approximately $1.3 million, increasing its liability for unrecognized tax benefits, interest, and penalties by $314,000, and reducing non-current deferred tax assets by $1.0 million. Included in our unrecognized tax benefits are $769,000 of uncertain tax positions that would impact our effective tax rate if recognized. We do not expect any significant increases or decreases to our unrecognized tax benefits within 12 months of this reporting date.

Upon the adoption of FIN 48, we have elected an accounting policy to also classify accrued penalties and interest related to unrecognized tax benefits in our income tax provision. Previously, our policy was to classify penalties and interest as operating expenses in arriving at pre-tax income. At January 1, 2007, we accrued $197,000 for the potential payment of interest and penalties. We recorded additional interest expense of $40,000 and $39,000 during the first and second quarter of 2007, respectively.

Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements

In September 2006, the SEC released Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, or SAB No. 108. SAB No. 108 was issued to provide guidance on how to quantify the effects of prior year financial statement misstatements in current year financial statements.

SAB No. 108 establishes the Dual Approach Method for quantification of financial statement misstatements based upon the effects of the misstatements on each of our financial statements and the related financial statement disclosures. The Dual Approach combines the two most widely used methods of quantifying such misstatements, the Roll Over Approach and the Iron Curtain Approach. The Roll Over Approach quantifies a misstatement based on the amount of the error originating in the current year income statement, ignoring the effects of correcting the prior year error still residing in the current year balance sheet. The Iron Curtain Method quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the year of origin. The Dual Approach Method requires quantification of the effect of correcting both the current year income statement misstatement (Roll Over) and the effect of correcting the current year balance sheet misstatement (Iron Curtain). SAB No. 108 also provides guidance for disclosure.

SAB No. 108 is effective for fiscal years ending after November 15, 2006. We adopted SAB No. 108 on December 31, 2006. The adoption had no effect on our consolidated financial statements.

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, Fair Value Measurements, or SFAS No. 157. This Statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. It is effective for financial statements issued for fiscal years beginning subsequent to November 15, 2007, and should be applied prospectively. Based on its implementation guidance, we will adopt SFAS No. 157 for our fiscal year beginning on January 1, 2008.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued Statement of Financial Accounting Standard No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS No. 159, which permits all entities to choose to measure at fair value eligible financial instruments and certain other items that are not currently required to be measured at fair value. The election to measure eligible instruments at fair value can be done on an instrument-by-instrument basis, is irrevocable and can only be applied to the entire instrument. Changes in fair value for subsequent measurements will be recognized as unrealized gains or losses in earnings at each subsequent reporting date. SFAS No. 159 also establishes additional disclosure requirements. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of SFAS No. 159 on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Foreign currency exchange risk.  Certain of our contracts are denominated in Canadian dollars. As the Canadian dollar has not historically fluctuated significantly in relation to the U.S. dollar, we do not believe that changes in the Canadian dollar relative to the U.S. dollar will have a significant impact on our financial condition, results of operations or cash flows. Other than the two Canadian dollar contracts, we currently do not transact in any currency other than the U.S. dollar.

Interest rate risk.  We had outstanding borrowings on our term loan of $170.0 million and $169.2 million as of December 31, 2006 and June 30, 2007. In addition, we had $10.0 million drawn on our revolving credit facility as of June 30, 2007. The term loan and revolving credit facility bear interest at LIBOR plus an applicable margin. We have an interest rate swap in place with a notional amount of $85.0 million which effectively converts a portion of the notional amount of the variable rate term loan to a fixed rate debt. The interest rate swap does not hedge the applicable margin that the counterparty charges in addition to LIBOR (2.5% as of December 31, 2006 and June 30, 2007). We pay an effective fixed rate of 4.98% on the notional amount outstanding, before applying the applicable margin. The interest rate swap qualifies as a highly effective cash flow hedge under SFAS No. 133. As such, the fair market value of the derivative is recorded on our consolidated balance sheet as of December 31, 2006 and June 30, 2007. The interest rate swap matures on December 31, 2009. As of December 31, 2006 and June 30, 2007, the interest rate swap had a market value of approximately $91,000 ($56,000 net of tax) and $535,000 ($328,000 net of tax), respectively. The asset is included in other long-term assets in the accompanying consolidated balance sheet, and the unrealized gain is recorded in other comprehensive income, net of tax, in the consolidated statement of stockholders’ deficit. A hypothetical 1% increase or decrease in LIBOR would have resulted in an approximate $0.8 million and $0.9 million charge to our interest expense for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively.

On July 2, 2007, we amended our existing credit agreement and added $150 million in additional senior term debt. The terms of the new term debt are substantially identical to the October 2006 term loan facility. The terms of the loan are similar to that of the existing senior secured loan, and the loan shall be treated as senior for purposes of meeting certain financial covenants of the amended credit agreement. Interest payments are calculated at either LIBOR or Prime rate plus an applicable margin. Principal reduction payments will begin on September 30, 2007 with 0.05% amortizing quarterly with the remaining balance due on the maturity date. Subsequent to this amendment, we entered into an additional interest rate swap with a notional amount of $75 million which effectively converts a portion of the notional amount of the variable rate term loan to a fixed rate debt. The interest rate swap does not hedge the applicable margin that the counterparty charges in addition to LIBOR. We pay an effective fixed rate of 5.36% on the notional amount outstanding, before applying the applicable interest rate margin. The interest rate swap qualifies as highly effective cash flow hedge under SFAS No. 133. As such, we will record the fair market value of the derivative instrument on our consolidated balance sheet and the unrealized gain or loss will be recorded in other comprehensive income, net of tax, in our consolidated statement of stockholders’ deficit. If we assess any portion of the instrument to be ineffective, we will reclassify the ineffective portion to current period earnings or loss accordingly.

BUSINESS

Overview

We provide technology-enabled products and services which together deliver solutions designed to improve operating margin and cash flow for hospitals and health systems. We believe implementation of our full suite of solutions has the potential to improve customer operating margins by 1.5% to 5.0% of revenues through increasing revenue capture and decreasing supply costs. The sustainable financial improvements provided by our solutions occur in the near-term and can be quantified and confirmed by our customers. Our solutions integrate with our customers’ existing operations and enterprise software systems and require minimal upfront costs or capital expenditures.

Our solutions help mitigate the increasing financial pressures facing hospitals and health systems, such as the increasing complexity of healthcare reimbursement, rising levels of bad debt and uncompensated care and significant increases in supply utilization and operating costs. According to the American Hospital Association, average community hospital operating margins were 3.7% in 2005, and approximately 25% of community hospitals had negative total margins. Bad debt and charity care, or uncompensated care, have had a significant impact on operating margins, costing community hospitals $28.8 billion, or 5.6% of total expenses in 2005. We believe that hospital and health system operating margins will remain under long-term and continual financial pressure due to shortfalls in available government reimbursement, managed care pricing leverage and continued escalation of supply utilization and operating costs.

Our technology-enabled solutions are delivered primarily through company-hosted, or ASP-based, software supported by enterprise-wide sales, account management, implementation services and consulting. This integrated, customer-centric approach to delivering our solutions, combined with the ability to deliver measurable financial improvement, has resulted in high retention of our large health system customers, and, in turn, a predictable base of stable, recurring revenue. Our ability to expand the breadth and value of our solutions over time has allowed us to develop strong relationships with our customers’ senior management teams.

Our success in improving our customers’ ability to increase revenue and manage supply expense has driven substantial growth in our customer base and has allowed us to expand sales of our products and services to existing customers. These factors have contributed to our compound annual revenue growth rate of approximately 41.4% over our last four fiscal years. Our customer base currently includes over 125 health systems and, including those that are part of our health system customers, more than 2,500 acute care hospitals and approximately 30,000 ancillary or non-acute provider locations. Our Revenue Cycle Management segment currently has more than 1,000 hospital customers, which makes us one of the largest providers of revenue cycle management solutions to hospitals. Our Spend Management segment manages approximately $15 billion of supply spending by healthcare providers, has more than 1,700 hospital customers and includes the third largest GPO in the United States.

We deliver our solutions through two business segments, Revenue Cycle Management and Spend Management:

•	Revenue Cycle Management. Our Revenue Cycle Management segment provides a comprehensive suite of software and services spanning the hospital revenue cycle workflow – from patient admission, charge capture, case management and health information management through claims processing and accounts receivable management. Our workflow solutions, together with our data management and business intelligence tools, increase revenue capture and cash collections, reduce accounts receivable balances and increase regulatory compliance. Based on our analysis of certain customers that have implemented a portion of our products and services, we estimate that implementation of our full suite of revenue cycle management solutions has the potential to increase a typical health system’s net patient revenue by 1.0% to 3.0%.

•	Spend Management. Our Spend Management segment provides a comprehensive suite of technology-enabled services that help our customers manage their non-labor expense categories. Our solutions lower supply and medical device pricing and utilization by managing the procurement process through our group purchasing organization’s portfolio of contracts, consulting services and business intelligence tools. Based on our analysis of certain customers that have implemented a portion of our products and services, we estimate that implementation of our full suite of spend solutions has the potential to decrease a typical health system’s supply expenses by 3% to 10%, which equates to an increase in operating margin of 0.5% to 2.0% of revenue.

The following describes the revenue models for each of our segments:

•	Revenue Cycle Management. We charge recurring subscription fees for access to our ASP-based revenue cycle management solutions, as well as license, maintenance and service fees related to our other software. For certain revenue cycle management solutions, we charge a fee based on the volume of customer transactions and charge a contingency fee based on the amount of revenue collected. We also charge our customers upfront fees for implementation services.

•	Spend Management. We receive administrative fees paid by contracted vendors based on the purchase price of goods and services sold to our customers purchasing under the contracts we have negotiated. Administrative fee rates typically range from 0.25% to 3.00%. We are contractually obligated to share, our revenue share obligation, a negotiated portion of these administrative fees with certain customers. We generally charge fixed fees for our performance improvement consulting services and recurring subscription fees for access to our ASP-based spend management business intelligence tools.

We believe that we are uniquely positioned to identify, analyze, implement and maintain customer-specific solutions for hospitals and health systems as they continue to face the financial pressures that are endemic and long-term to the healthcare industry. We have leveraged the scale and scope of our revenue cycle management and spend management businesses to develop a strong understanding and unique base of content regarding the industry in which hospitals and health systems operate. The solutions that we develop with the benefit of this insight are designed to strengthen the discrete financial and operational weaknesses across revenue cycle management and spend management operations.

Industry

According to the U.S. Centers for Medicare & Medicaid Services, or CMS, spending on healthcare in the United States was estimated to be $2.1 trillion in 2006, or 16% of United States Gross Domestic Product, or GDP. Healthcare spending is projected to grow at a rate of 6.9% per annum, and reach over $4.1 trillion by 2016, or 19.6% of GDP. In 2006, spending on hospital care was estimated to be $650 billion, representing the single largest component, or 31% of the $2.1 trillion in total health expenditures. The U.S. healthcare market has approximately 5,700 acute care hospitals, of which approximately 2,700 are part of health systems. A health system is a healthcare provider with a range of facilities and services designed to deliver care more efficiently and to compete more effectively to increase market share. Health systems account for nearly two-thirds of short-term beds, admissions and total surgeries. In addition to the acute care hospital market, our solutions can also improve operating margin and cash flow for non-acute care providers. The non-acute care market consists of over 500,000 healthcare facilities and providers, including outpatient medical centers and surgery centers, medical and diagnostic laboratories, imaging and diagnostic centers, home healthcare service providers, long term care providers, and physician practices.

We believe that strains on government agencies’ ability to pay for healthcare will have the effect of limiting available reimbursement for hospitals. Reimbursement by federal programs often does not cover hospitals’ costs of providing care. In 2005, community hospitals had a shortfall of $15.5 billion and $9.8 billion relative to the cost of providing care to Medicare and Medicaid beneficiaries, respectively, according to the American Hospital Association. Furthermore, according to the U.S. Census Bureau, there are presently approximately 37.2 million Americans aged 65 or older in the U.S., comprising approximately 12% of the total U.S. population. By the year 2030, the number of this Medicare-eligible population is expected to climb to 71.5 million, or 20% of the total population. This demographic trend, combined with a declining number of workers per Medicare beneficiary is expected to result in significant Medicare budgetary pressures leading to increasing reimbursement shortfalls for hospitals relative to the cost of providing care.

We believe ongoing attempts by employers to manage healthcare costs will also have the effect of limiting available reimbursement for hospitals. In order to address rising healthcare costs, employers have pressured managed care companies to contain healthcare insurance premium increases, and reduced the healthcare benefits offered to employees. According to The Kaiser Family Foundation and Health Research and Educational Trust, annual health insurance premium rate increases have declined in every year from 2003 to 2006, reflecting a declining ability of insurers to pass along increasing healthcare costs to employers.

The introduction of consumer-directed or high-deductible health plans by managed care companies, as well as the overall decline in healthcare coverage by employers, has forced private individuals to assume greater financial responsibility for their healthcare expenditures. Consumer-directed health plans, and their associated high deductibles, increase the complexity and change the nature of billing procedures for hospitals and health systems. In cases where individuals cannot pay or hospitals are unable to get an individual to pay for care, hospitals forego reimbursement and classify the associated care expenses as uncompensated care. In 2005, uncompensated care cost community hospitals $28.8 billion and was equal to 5.6% of total hospital expenses.

Hospitals have also faced increased competition from specialized healthcare facilities, such as freestanding ambulatory surgery centers and surgical hospitals that focus on providing a select number of profitable medical procedures. In addition, practicing physicians who specialize in these procedures often have ownership interests in these facilities and, as a result, have a financial incentive to refer profitable patient cases to these specialized facilities. As a result, there has been significant growth in the number of freestanding ambulatory surgery centers and surgical hospitals. For example, the number of freestanding ambulatory surgery centers increased to 5,197 in 2006 from 2,864 in 2000, according to Verispan. In addition, in August 2006, the CMS-mandated moratorium on the development of new specialty hospitals expired.

Hospital and Health System Reimbursement

Hospitals typically submit multiple invoices to a large number of different payors, including government agencies, managed care companies and private individuals, in order to collect payment for the care they provide. The delivery of an individual patient’s care depends on the provision of a large number and wide range of different products and services, which are tracked through numerous clinical and financial information systems across various hospital departments, resulting in invoices that are usually highly detailed and complex. For example, a hospital invoice for a common surgical procedure can reflect over 200 unique charges or supply items and other expenses. A fundamental component of a hospital’s ability to invoice for these items is the maintenance of an up-to-date, accurate chargemaster file, which can consist of over 40,000 individual charge items.

In addition to requiring intricate operational processes to compile appropriate charges, hospitals must also submit these invoices in a manner that adheres to numerous payor claim formats and properly reflects individually-contracted payor rate agreements. For example, some hospitals rely on accurate billing of and payment from 50 or more payors, exclusive of private individuals, in order to be compensated for the patient care they provide. Upon receipt of the invoice from a hospital, a payor proceeds to verify the accuracy and completeness of, or adjudicate, the invoice to determine the appropriateness and amount of the payment to the hospital. If a payor denies payment for any or all of the amount of the invoice, the hospital is then responsible for determining the reason for the denial, amending the invoice and resubmitting the claim to the payor. According to America’s Health Insurance Plans, 14% of hospital invoices were partially or totally rejected by managed care companies in 2006.

Hospital and Health System Supply Expenses

We estimate that the supplies and non-labor services used in conjunction with the delivery of hospital care account for approximately 30% of overall hospital expenses. These expenses include commodity-type medical-surgical supplies, medical devices, prescription and over the counter pharmaceuticals, laboratory supplies, food and nutritional products and purchased services. Hospitals are required to purchase many different types of supplies and services as a result of the wide range of medical care that they administer to patients. For example, it is common for hospitals to maintain supply cost and pricing information on over 35,000 different product types and models in their internal supply record-keeping systems, or master item files.

Hospitals often rely on GPOs, which aggregate hospitals’ purchasing volumes, to manage supply and service costs. The Health Industry Group Purchasing Association, or HIGPA, estimates that GPOs save hospitals and health systems between 10-15% on these purchases by negotiating discounted prices with manufacturers, distributors and other vendors. These discounts have driven widespread adoption of the group-purchasing model. According to HIGPA, 72% of hospital purchases are made on contracts negotiated by GPOs. In 2005, Muse & Associates concluded that abandoning the use of GPOs would increase direct U.S. health care spending in aggregate by between $29.3 billion and $34.6 billion over the next 10 years. GPOs contract with vendors directly for the benefit of their customers, but they do not take title or possession of the products for which they contract; nor do GPOs make any payments to the vendors for the products purchased by their customers. GPOs primarily derive their revenues from administrative fees earned from vendors based on a percentage of dollars spent by their hospital and health system members. Vendors discount prices and pay administrative fees to GPOs because GPOs provide access to a large customer base, thus reducing sales and marketing costs and overhead associated with managing contract terms with a highly-fragmented provider market.

Market Opportunity

We believe that the endemic, persistent and growing industry pressures provide us substantial opportunities to assist hospitals and health systems to increase net revenue and reduce supply expense. We estimate the total addressable market for our revenue cycle management and spend management solutions to be $6.5 billion.

Reimbursement Complexities and Pressures

Hospitals and health systems are faced with complex and changing reimbursement rules across the government agency and managed care payor categories, as well as the challenge of collecting an increasing percentage of revenue directly from individual patients.

•	Government agency reimbursement. The U.S. government recently increased the number of billable codes for medical procedures in an effort to increase the accuracy of Medicare reimbursement, mandating the creation of 745 new severity-based, diagnosis-related groups, or DRGs, to replace the 538 current DRGs. As a result, hospitals will be required to change their systems and processes to implement these new codes in order to submit compliant Medicare invoices required for payment.

•	Managed care reimbursement. Employers typically provide medical benefits to their employees through managed care plans that can offer a variety of traditional indemnity, preferred provider organization, or PPO, health maintenance organization, or HMO, point-of-service, or POS, and consumer-directed health plans. Each of these plans has individual network designs and pre-authorization requirements, as well as co-payment and deductible profiles that change frequently. These varifying profiles are difficult to monitor and frequently result in the submission of invoices that do not comply with applicable payor requirements.

•	Individual payors. According to the CMS, consumer out-of-pocket payments for health expenditures increased to $249 billion in 2005 from $193 billion in 2000. Further, many employer-sponsored plans have benefit designs that require large out-of-pocket expenses for individual employees. Traditionally, hospitals and health systems have developed billing and collection processes to interact with government agency and managed care payors on a high-volume, scheduled basis. The advent of consumer-directed healthcare, or high-deductible health insurance plans, requires hospitals and health systems to invoice patients on an individual basis. Many hospitals and health systems do not have the operational or technological infrastructure required to successfully manage a high volume of invoices to individual payors.

Supply Cost Complexities and Pressures

Hospitals and health systems face increasing supply costs due to upward pressure on pricing caused by technological innovation and complexities inherent in procuring the vast number and quantity of supplies and medical devices required for the delivery of care.

•	Pricing pressure due to technological innovation. Historically, advances in specific therapies and technologies have resulted in higher priced supplies for hospitals, which have significantly decreased the profitability associated with a number of the medical procedures that hospitals perform. For implantable medical devices in particular, hospitals often have a limited ability to mitigate high unit costs because practicing physicians, who are usually not employed by the hospital, often prefer to choose the specific devices that will be used in the delivery of care. Furthermore, device vendors frequently market directly to the physicians, which reinforces physician preference for specific devices. As a result, although hospitals are required to procure and pay for these devices, their ability to manage the costs is limited because the hospitals cannot influence the purchasing decision in the same way they are able to with other medical supplies.

•	Supply chain complexities. Despite the use of GPOs to obtain discounts on supplies, hospitals and health systems often do not optimally manage their supply costs due to decentralized purchasing decisions and varying clinical preferences. In addition, hospital supply procurement is highly complex given the vast number of supplies purchased subject to frequently changing contract terms. As a result, supplies are often purchased without a manufacturer contract, or off-contract, which results in higher prices. Furthermore, hospitals often fail to aggregate purchases of commodity-type supplies to take advantage of discounts based on purchase volume, or to recognize when they have qualified for these discounts.

Hospitals Focus on Clinical Care

As organizations, hospitals have historically devoted the majority of their financial and operational resources to investing in people, technologies and infrastructure that improve the level and quantities of clinical care that they can provide. In part, this focus has been driven by hospitals’ historical ability to capture higher reimbursement for innovative, more sophisticated medical procedures and therapeutic specialties. Since hospitals’ overall financial and operational resources are limited, investments in higher quality clinical care have often come at the expense of investment in other infrastructure systems, including revenue capture, billing, and material management. As a result, existing hospital operations and financial and information systems are often ill-suited to manage the increasing complexity and ongoing change that are inherent to the current reimbursement environment and supply procurement process.

MedAssets’ Solution

Our technology-enabled products and services enable hospitals and health systems to reverse the trend of supply expense increasing at a greater rate than revenue, as illustrated below:

Our revenue cycle management products and services increase revenue capture for hospitals and health systems by analyzing complex information sets, such as chargemasters and payor rules, to facilitate compliance with regulatory and payor requirements and the accurate and timely submission and tracking of invoices or claims. Our spend management products and services reduce supply expense through data management and spending analysis, such as master item files and hospital purchasing data, that enable us to assist hospitals in negotiating discounts on specific high-cost physician preference items and pharmaceuticals and allow our customers to optimize purchasing to further leverage the benefits of the vendor discounts negotiated by our group purchasing organization.

Our Competitive Strengths

•	Comprehensive and flexible suite of solutions. We believe the breadth and depth of our product and service offering is unique. Our ability to combine our offerings enables us to deliver value-based, customer-specific solutions that differentiate us from our competitors. Our proprietary applications are primarily delivered through an ASP-based software and are designed to integrate with our customers’ existing systems and work processes, rather than replacing enterprise software systems in their entirety. As a result, our solutions are scalable and generally require minimal upfront investment by our customers. In addition, our products have been recognized as industry leaders, with our claims management software currently ranked #1 by KLAS Enterprises LLC, an independent organization that measures and reports on healthcare technology vendor performance, and our decision support software having been ranked #1 by KLAS for five of the last seven years.

•	Superior proprietary data. Our solutions are supported by proprietary databases compiled by leveraging the breadth of our customer base and product and service offerings over a period of years. We believe our databases are the industry’s most comprehensive, including our master item file containing approximately 4 million different product types and models, our chargemaster containing over 160,000 distinct charges, and our databases of governmental and other third-party payor rules and comprehensive pricing data. In addition, we believe we were the first company to integrate a hospital’s revenue cycle and spend management data sets to ensure that all chargeable supplies are accurately represented in the hospital’s chargemaster, resulting in increased revenue capture and enhanced regulatory compliance. This content also enables us to provide our customers with spend management decision support and analytical services, including the ability to effectively manage and control their contract portfolios and monitor pricing, tiers and market share. The breadth of our customer base and product and service offerings allow us to continually update our proprietary databases, ensuring that our data remains current and comprehensive.

•	Large and experienced sales force. We employ a highly-trained and focused sales team of more than 110 people, which we believe is one of the largest sales forces among our competitors. Our sales force provides national coverage for establishing and managing customer relationships and maintains close relationships with senior management of hospitals and health systems, as well as other operationally-focused executives involved in areas of revenue cycle management and spend management. The size of our sales team allows us to have personnel that focus on enterprise sales, which we define as selling a comprehensive solution to healthcare providers, and on technical sales, which we define as sales of individual products and services. We utilize a highly-consultative sales process during which we gather extensive customer financial and operating data that we use to demonstrate that our solutions can yield significant near-term financial improvement. Our sales team’s compensation is highly variable and designed to drive profitable growth in sales of our solutions and customer retention.

•	Long-term and expanding customer relationships. Our success is dependent upon our ability to deliver significant and sustainable financial improvement for our customers, which results in an alignment of our interests with the interests of our customers. We collaborate with our customers throughout the duration of our relationship to ensure anticipated financial improvement is realized and to identify additional solutions that can yield incremental financial improvement. Our ability to provide measurable financial improvement and expand the value of our solutions over time has allowed us to develop strong relationships with our customers’ senior management teams. Our collaborative approach and ability to deliver measurable financial improvement has resulted in high retention of our large health system customers and, in turn, a predictable base of stable, recurring revenue.

•	Proven management team and dynamic culture. Our senior management team has an average of 17 years experience in the healthcare industry, an average of six years of service with us and a proven track record of delivering measurable financial improvement for healthcare providers. We believe that our current management team has the expertise and experience to continue to grow our business by executing our strategy without significant additional headcount in senior management positions. Our management team has established a customer-driven culture that encourages employees at all levels to focus on identifying and addressing the evolving needs of healthcare providers and has facilitated the integration of acquired companies. For example, our dynamic structure allows the management teams of acquired companies, many of whom are viewed within the industry as subject matter experts, to independently identify new product and service opportunities and manage associated research and development efforts. In turn, this independence has enabled us to retain many key members of the management teams of acquired companies.

•	Successful history of growing our business and integrating acquired businesses. We have grown our business both organically and through acquisitions since our inception in 1999. Since inception, we have successfully acquired and integrated multiple companies across the healthcare revenue cycle and spend management sectors. For example, in 2003, we extended our spend management solutions by acquiring Aspen Healthcare Metrics, a performance improvement consulting firm, and created a platform for our revenue cycle management solutions by acquiring OSI Systems, Inc. (part of our Revenue Cycle Management segment). Targeting acquisition candidates with products and services that are complementary to our own and supporting acquired products and services with our enterprise-wide consulting, sales, account management and implementation services has enhanced the breadth of our solutions and contributed to increases in our revenue.

Our Strategy

Our mission is to partner with hospitals and health systems to enhance their financial strength through improved operating margins and cash flows. Key elements of our strategy include:

•	Continually improving and expanding our suite of solutions. We intend to continue to leverage our 120 person research and development team, proprietary databases and industry knowledge to further integrate our products and services and develop new financial improvement solutions for hospitals and healthcare providers. For example, we initially launched CrossWalk®, which we believe to be the only solution that automatically and continuously links healthcare provider’s supply cost data to charge data to ensure charges cover costs with a reasonable and defensible markup, in March 2005. Since the initial release, we have continued to enhance and expand the capability of the CrossWalk technology, with the most recent release in February 2007. In addition to our internal research and development, we also intend to expand our portfolio of solutions through strategic partnerships and acquisitions that will allow us to offer incremental financial improvement to healthcare providers. Research and development of new products and successful execution and integration of future acquisitions are integral to our overall strategy as we continue to expand our portfolio of products.

•	Further penetrating our existing customer base. We intend to leverage our long-standing customer relationships and large and experienced sales team to increase the penetration rate for our comprehensive suite of solutions with our existing hospital and health system customers. We estimate the addressable market for existing customers to be a $3.0 billion revenue opportunity for our existing products and services. Within our large and diverse customer base, many of our hospital and health system customers utilize solutions from only one of our segments. The vast majority of our customers use less than the full suite of our solutions.

•	Attracting new customers. We intend to utilize our large and experienced sales team to aggressively seek new customers. We estimate that the addressable market for new customers for our revenue cycle management and spend management solutions represents a $3.5 billion revenue opportunity for our existing products and services. We believe that our comprehensive and flexible suite of solutions and ability to demonstrate financial improvement opportunities through our highly-consultative sales process will continue to allow us to successfully differentiate our solutions from those of our competitors.

•	Leveraging operating efficiencies and economies of scale and scope. The design, scalability and scope of our solutions enable us to efficiently deploy a customer-specific solution for our customers principally through an ASP-based technology platform. As we add new solutions to our portfolio and new customers, we expect to leverage our currently installed capabilities to reduce the average cost of providing our solutions to our customers.

•	Maintaining an internal environment that fosters a strong and dynamic culture. Our management team strives to maintain an organization with individuals who possess a strong work ethic and high integrity, and who are recognized by their dependability and commitment to excellence. We believe that this results in attracting employees who are driven to achieve our long-term mission of being the recognized leader in the markets in which we compete. We believe that dynamic, customer-centric thinking will be a catalyst for our continued growth and success.

Business Segments

We deliver our solutions through two business segments, Revenue Cycle Management and Spend Management. Information about our business segments should be read together with “Management’s

Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Revenue Cycle Management Segment

Our Revenue Cycle Management segment provides a comprehensive suite of products and services that span what has traditionally been viewed as the hospital revenue cycle. Progressing from a traditional revenue cycle solution, we have expanded the scope of revenue cycle to include clinical administrative functions. We combine our revenue cycle workflow solutions with sophisticated decision support and business intelligence tools to increase financial improvement opportunities and regulatory compliance for our customers.

Our suite of solutions provides us with significant flexibility in meeting customer needs. Some customers choose to actively manage their revenue cycle using internal resources that are supplemented with our solutions. Other customers have chosen end-to-end solutions that utilize our full suite of solutions spanning the entire revenue cycle workflow. Regardless of the client approach, we create timely, actionable information from the vast amount of data that exists in underlying customer information systems. In so doing, we enable financial improvement through successful process improvement, informed decision making, and implementation.

Revenue Cycle Workflow

Hospitals face unique challenges throughout key stages of the revenue cycle and can utilize our solutions to address challenges in the following stages of the revenue cycle workflow:

•	Patient admission: The initial point of patient contact and data collection is critical for efficient and effective claim adjudication. Our workflow and process improvement tools and services promote accurate data capture and facilitate communication across revenue cycle operations.

•	Charge capture: Hospitals must have processes that ensure implementation of their pricing strategy and compliance with third-party and government payor rules. Our chargemaster tools and workflow solutions help hospitals accurately capture services rendered and present those services for billing with appropriate and compliant coding consistent with the hospital’s pricing strategy and payor rules.

•	Case management and health information management: Hospitals must have tools and processes to ensure accurate documentation and coding that adheres to complex and changing regulatory and payor requirements. For example, reimbursement mechanisms deployed by payors that shift length of stay cost risk to providers necessitate tools and processes to manage ongoing payor authorization and concurrent denials management while the patient is being treated. Our tools and workflow solutions help hospitals negotiate the complexities of documentation and coding and streamline the payor authorization communication channel.

•	Claims processing: Following aggregation of all necessary claim data by a hospital’s patient accounting system, a hospital must deliver claims to payors electronically. Our claims processing tools enhance the process with comprehensive edits and workflow technology to correct non-compliant invoices prior to submission. The efficiency that this tool provides expedites processing and, by extension, receipt of cash while reducing the resources required to adjudicate claims.

•	Denials and accounts receivable management: The collection of accounts receivable requires successful payor management and communication, and a proactive approach to managing payor denials, partial denials and underpayments. We offer products and services that assist hospitals in managing their collection efforts. Our services are performed using workflow technology that is more effective than hospital patient accounting systems. We have coupled this workflow with reporting that provides transparency into the accounts receivable management process.

Data Management and Compliance

Our data management and compliance tools are an integral part of our revenue cycle management solutions. These tools provide the analytics and processes necessary to enable hospitals to make data-driven pricing decisions. Key components include:

•	Strategic pricing: We maintain a proprietary charge benchmark database that can cover over 95% of a hospital’s departmental gross revenues. Through our tools, hospitals are able to establish defensible pricing based on comparative charging benchmarks as well as hospital-specific costs to increase revenue while providing transparency to pricing strategies.

•	Revenue cycle and supply chain integration: Our CrossWalk solution, utilizing our proprietary master item file containing approximately 4 million different product types and models and our proprietary chargemaster containing over 160,000 distinct charges, integrates a hospital’s supply chain and revenue cycle to provide side-by-side visibility into supply charge and cost data and the corresponding charges in the hospital’s chargemaster to ensure that all chargeable supplies are accurately represented in the chargemaster.

Business Intelligence and Decision Support

Our business intelligence and decision support software provides customers with an integrated suite of tools designed to facilitate hospital decision-making by integrating clinical, financial and operational information into a common data set for accuracy and ease of use across the organization. Key components include:

•	Contract management: A comprehensive tool that supports all aspects of the contracting process, including contract planning, negotiation, expected payment calculation, compliance and monitoring.

•	Budgeting: A paperless workflow management tool that streamlines the set-up of multiple forecasts and spread methods, deploys the budget to multiple end-users and monitors the completion of the budget.

•	Cost accounting: An application that guides the process of developing cost standards, calculating case costs, and allocating overhead; includes microcosting, open charge codes, relative value unit measurements, and markup.

•	Key indicators: A dashboard application that provides access to customer-defined data, to identify emerging trends and measure progress in reaching stated business objectives, including profitability per referring physician and per procedure.

•	Department performance reporting: A dashboard reporting tool that provides performance, volume, revenue, expense, and staffing graphs, and customized reports that inform and drive performance improvement.

•	Clinical analytics: A tool for evaluating product lines, physician treatment protocols and quality of care.

Spend Management Segment

Our Spend Management segment helps our customers manage their non-labor expense categories through a combination of group purchasing, performance improvement consulting, including PPI cost and utilization management and service line consulting, and business intelligence tools.

Group Purchasing

The cornerstone of our spend management solutions is our group purchasing organization, which utilizes a national contract portfolio consisting of over 1,300 contracts with more than 1,000 manufacturers, distributors and other vendors, a custom and local contracting function and aggregated group buys, to efficiently connect manufacturers, distributors and other vendors with our healthcare provider customers. We use the aggregate purchasing power of our healthcare provider customers to negotiate pricing discounts and improved contract terms with vendors. Contracted vendors pay us administrative fees based on the purchase price of goods and services sold to our healthcare provider customers purchasing under the contracts we have negotiated.

Flexible contracting:  Our national portfolio of contracts provides access to a wide range of products and services that we offer through the following programs:

•	medical/surgical supplies;

•	pharmaceuticals;

•	laboratory supplies;

•	capital equipment;

•	information technology;

•	food and nutritional products; and

•	purchased non-labor services.

Our national portfolio of contracts is designed to provide our healthcare provider customers with a flexible solution, including pricing tiers based on purchase volume and multiple sources for many products and services. We have adopted this strategy because of the diverse nature of our healthcare provider customers and the significant number of factors, including overall size, service mix, for-profit versus not-for-profit status, and the degree of integration between hospitals in a health system, that influence and dictate their needs. Utilizing the market information we obtain through providing our spend management solutions, we constantly evaluate the depth, breadth and competitiveness of our contract portfolio.

Custom and local contracting:  Our national portfolio of contracts is customer-driven and designed for maximum flexibility; however, contracts designed to meet the needs of numerous healthcare providers will not always deliver savings for individual healthcare providers. To address this challenge, we have developed an industry-leading custom contracting capability that enables us to negotiate custom contracts on behalf of our group purchasing organization customers.

Group buys:  We have also developed a program for aggregating customer purchases for capital intensive medical capital equipment. After our in-house market research team identifies customer needs within defined capital product categories, such as diagnostic imaging and cardiac cath lab, we manage a competitive bidding process for the combined volume of customer purchasers to identify the vendors that provide the greatest level of value, as defined by both clinical effectiveness and cost of ownership across the equipment lifecycle.

Performance Improvement Consulting

Our management consulting services use a combination of data and performance analysis, demonstrated best practices and experienced consultants to reduce clinical costs and increase operational efficiency. Our focus is on delivering significant and sustainable financial and operational improvement in the following areas:

•	PPI Cost and Utilization Management: PPI costs represent approximately 40% of total supply expense of a typical hospital. PPI include expensive medical devices and implantables (e.g., stents, catheters, heart valves, pacemakers, leads, total joint implants, spine implants and bone products) in the areas of cardiology, orthopedics, neurology, and other highly advanced and innovative service lines, as well as branded pharmaceuticals. We assist healthcare providers with PPI cost reduction by providing data and utilization analyses and pricing targets, and facilitating the implementation and request for proposal processes for PPI in the following areas: cardiac rhythm management, cardiovascular surgery, orthopedic surgery, spine surgery and interventional procedures.

•	Service Line Improvement: We assist providers in evaluating their services lines and identifying areas for clinical resource improvement through a rigorous process that includes advanced data analysis of utilization, profitability and other operational metrics. Specific areas of our service line expertise include cardiac and vascular surgery, invasive cardiology and rhythm management, medical cardiology, orthopedic surgery, spine and neurology and general surgery.

Data Management and Business Intelligence

Our data management and business intelligence tools are an integral part of our spend management solutions. These tools provide transparency into expenses, identify performance deficiencies and areas for operational improvement, and allow for monitoring and measuring results. Key components include:

•	Strategic information: We provide our customers with spend management decision support and analytical services to enable them to effectively manage pricing and pricing tiers, monitor market share and identify cost-saving alternatives.

•	Customer item file services: We provide master item file services utilizing our proprietary master item file containing over 1 million different product types and models to standardize customer data for accurate spend management reporting. Our master item file used for data standardization contains approximately 4 million unique items.

•	Electronic catalog: We establish and maintain a web-based contract warehouse that provides visibility, management and control of our customer’s entire contract portfolio.

Research and Development

Our research and development, or R&D, expenditures primarily consist of our investment in software held for sale. We expended $13.9 million, $7.1 million and $5.4 million for R&D activities in 2006, 2005 and 2004, respectively, and we capitalized 48.3%, 56.5% and 46.7% of these expenses, respectively. As of July 31, 2007, our software development activities involved more than 120 employees, including approximately 80 developers, 30 analysts and quality assurance professionals and 13 managers.

Customers

As of July 31, 2007, our customer base included over 125 health systems and, including those that are part of our health system customers, more than 2,500 acute care hospitals and approximately 30,000 ancillary or non-acute provider locations. Our group purchasing organization has contracts with more than 1,000 manufacturers, distributors and other vendors that pay us administrative fees based on purchase volume by our healthcare provider customers. The diversity of our large customer base ensures that our success is not tied to a single healthcare provider or GPO vendor. No single customer or GPO vendor accounts for more than five percent of our total net revenue.

Sales

As of July 31, 2007, our sales team was comprised of more than 110 employees, providing national sales coverage for establishing initial customer relationships and managing existing customer relationships. Of these employees, approximately 15 senior sales executives are dedicated to enterprise sales, which we define as selling a comprehensive solution to healthcare providers. These employees generally focus their sales efforts on senior management of large healthcare providers. Product specialists, sales executives and account management staff comprise approximately 95 members of our sales team. These employees generally focus their sales efforts on technical sales, which we define as sales of individual product and services, as well as sales to smaller healthcare providers.

Strategic Business Partnerships

We complement our existing products and services and R&D activities by entering into strategic business relationships with companies whose products and services complement our solutions. For example, we maintain a strategic relationship with Foodbuy LLC, which is the nation’s largest GPO that is focused exclusively on the foodservice marketplace and manages more than $5 billion in food and food-related purchasing. Through this relationship, customers of our group purchasing organization have access to Foodbuy’s contract portfolio and related suite of procurement services. Under our arrangement with Foodbuy, we receive a portion of the administrative fees paid to Foodbuy on sales of goods and services to our healthcare provider customers. We also have co-marketing arrangements with entities whose products and services, such as point of admission patient eligibility verification and accounts receivables purchasing, complement our revenue cycle management solutions.

In addition to our employed sales force, we maintain business relationships with a wide range of group purchasing organizations and other marketing affiliates that market or support our products or services. We refer to these individuals and organizations as affiliates or affiliate partners. These affiliate partners, which typically provide a limited number of services on a regional basis, are responsible for the recruitment and direct management of healthcare providers in both the acute care and alternate site markets. Through our relationship with these affiliate partners, we are able to offer a range of solutions to these providers, including both spend management and revenue cycle management products and services, with minimal investment in additional time and resources. Our affiliate relationships provide a cost-effective way to serve the fragmented market comprised of ancillary care institutions.

Competition

The market for our products and services is fragmented, intensely competitive and characterized by the frequent introduction of new products and services, and by rapidly evolving industry standards, technology and customer needs. We have experienced and expect to continue to experience intense competition from a number of companies.

Our revenue cycle management solutions compete with products and services provided by large, well-financed and technologically-sophisticated entities, including: information technology providers such as McKesson Corporation, Siemens Corporation, Medical Information Technology, Inc. and Eclipsys Corporation; consulting firms such as Accenture Ltd., The Advisory Board Company, Deloitte & Touche LLP, Ernst & Young LLP, and Navigant Consulting, Inc.; and providers of niche products and services, such as CareMedic Systems, Inc., Accuro Healthcare Solutions Inc. and The SSI Group, Inc. We also compete with hundreds of smaller niche companies.

Within the Spend Management segment, our primary competitors are GPOs. There are more than 600 GPOs in the United States, of which approximately 30 negotiate sizeable contracts for their customers, while the remaining GPOs negotiate minor agreements with regional vendors for services. Seven GPOs, including us, account for approximately 85 percent of the market. We primarily compete with Novation, LLC, Premier, Inc., Broadlane, HealthTrust LLC and Amerinet.

We compete on the basis of several factors, including:

•	ability to deliver financial improvement and return on investment through the use of products and services;

•	breadth, depth and quality of product and service offerings;

•	quality and reliability of services, including customer support;

•	ease of use and convenience;

•	ability to integrate services with existing technology;

•	price; and

•	brand recognition.

We believe that our ability to deliver measurable financial improvement and the breadth of our full suite of solutions give us a competitive advantage. However, many of our competitors, including certain GPOs, may be more established, benefit from greater name recognition, have larger customer bases, have substantially greater financial, technical and marketing resources, and have proprietary technology that differentiates their product and service offerings from ours. As a result of these competitive advantages, our competitors may be able to respond more quickly to market forces, undertake more extensive marketing campaigns for their brands, products and services and make more attractive offers to customers. In addition, most GPOs are owned by the provider-customers of the GPO, which may enable our competitors to distinguish themselves on that basis. Moreover, we expect that competition will continue to increase as a result of consolidation in both the information technology and healthcare industries.

Government Regulation

General

The healthcare industry is highly regulated and is subject to changing political, legislative, regulatory and other influences. Existing and new federal and state laws and regulations affecting the healthcare industry could create unexpected liabilities for us, could cause us or our customers to incur additional costs and could restrict our or our customer’s operations. Many healthcare laws are complex, and their application to us, our customers or the specific services and relationships we have with our customers are not always clear. In particular, many existing healthcare laws and regulations, when enacted, did not anticipate the comprehensive products and revenue cycle management and spend management solutions that we provide, and these laws and regulations may be applied to our products and services in ways that we do not anticipate. Our failure to accurately anticipate the application of these laws and regulations, or our other failure to comply, could create liability for us, result in adverse publicity and negatively affect our business.

Civil and Criminal Fraud and Abuse Laws

A number of federal and state laws, commonly known as fraud and abuse laws, are used to prosecute hospitals, physicians, healthcare providers and others that submit claims to federal or state healthcare program and, in some instances, private or commercial health plans for products or services that: are not provided; have been inadequately provided; are billed in an incorrect manner or other than as actually provided; are not medically necessary; are provided by an improper person; are accompanied by an illegal inducement to utilize or refrain from utilizing a service or product; or are billed or coded in a manner that does not otherwise comply with applicable governmental requirements. Federal and state governments have a range of criminal, civil and administrative sanctions available to penalize and remediate healthcare fraud and abuse, including exclusion of the provider from participation in the Medicare and Medicaid programs, fines, criminal and civil monetary penalties and suspension of payments and, in the case of individuals, imprisonment. Given the breadth of these laws and regulations, they are applicable to our customers and potentially applicable to our business and to the financial arrangements through which we market, sell and distribute our products and services. These laws and regulations include:

Anti-Kickback Laws:  Provisions in Title XI of the Social Security Act, commonly referred to as the Anti-Kickback Statute, prohibit the knowing and willful offer, payment, solicitation or receipt of remuneration, directly or indirectly, in return for the referral of patients or arranging for the referral of patients, or in return for the recommendation, arrangement, purchase, lease or order of items or services that are covered, in whole or in part, by a federal healthcare program such as Medicare or Medicaid. The definition of “remuneration” has been broadly interpreted to include anything of value such as gifts, discounts, rebates, waiver of payments or providing anything at less than its fair market value. Violation of the Anti-Kickback Statute is a felony, and sanctions for each violation include imprisonment of up to five years, criminal fines of up to $25,000, civil monetary penalties of up to $50,000 per act plus three times the amount claimed or three times the remuneration offered, and exclusion from federal healthcare programs (including Medicare and Medicaid). Many states have adopted similar prohibitions against kickbacks and other practices that are intended to induce referrals which are applicable to all patients regardless of whether the patient is covered under a governmental health program or private health plan.

The U.S. Department of Health & Human Services, or HHS, created certain safe harbor regulations which, if fully complied with, ensure parties to a particular arrangement covered by the safe harbor that they will not be prosecuted under the Anti-Kickback Statute. We attempt to structure our sales of products and services to customers in a manner that meets the terms of the discount safe harbor set forth at 42 C.F.R.

§ 1001.952(h). We attempt to structure our group purchasing services and pricing discount arrangements with manufacturers, vendors and distributors to meet the terms of the safe harbor for group purchasing organizations set forth at 42 C.F.R. § 1001.952(j). Although full compliance with the provisions of a safe harbor ensures against prosecution under the Anti-Kickback Statute, failure of a transaction or arrangement to fit within a safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the Anti-Kickback Statute will be pursued.

We believe that our contracts and arrangements with our customers should not be found to violate the Anti-Kickback Statute or similar state laws. We cannot guarantee, however, that these laws will ultimately be enforced in a manner consistent with our interpretation. If we are found to be in violation of the Anti-Kickback Statute we could be subject to civil and criminal penalties, and we could be excluded from participating in federal and state healthcare programs such as Medicare and Medicaid.

False Claims and Fraud:  There are numerous federal and state laws that forbid submission or “causing the submission” of false or fraudulent information or the failure to disclose information in connection with the submission and payment of claims for reimbursement to Medicare, Medicaid, federal healthcare programs or private health plans. These laws and regulations may change rapidly, and it is frequently unclear how they apply to our business. For example, one federal false claim law forbids knowing submission or causing the submission to government programs of false claims for reimbursement for medical items or services. Under this law, knowledge may consist of willful ignorance or reckless disregard of falsity. How these concepts apply to products and services such as ours, which provide customers with certain automated processes for reporting costs and submitting claims, has not been well defined in the regulations or relevant case law. As a result, we could be subject to allegations that errors with respect to the formatting, preparation or transmission of such cost reports or claims due to our products or consulting services caused our customers to submit a false claim. The submission or causing the submission of false claims to a federal or state healthcare program could lead to the imposition of civil monetary penalties, criminal fines and imprisonment, and/or exclusion from participation in state and federally funded healthcare programs, including the Medicare and Medicaid programs.

Under the Federal False Claims Act and many similar state false claims acts, an action can be initiated by the government or by a private party on behalf of the government. These private parties, qui tam relators or whistleblowers, are entitled to share in any amounts recovered by the government. Both direct enforcement activity by the government and qui tam actions have increased significantly in recent years. The use of private enforcement actions against healthcare providers has increased dramatically, in part because the relators are entitled to share in a portion of any settlement or judgment. This development has increased the risk that a healthcare company will have to defend a false claims action, pay fines or settlement amounts or be excluded from the Medicare and Medicaid programs and other federal and state healthcare programs as a result of an investigation arising out of false claims laws. Due to the complexity of regulations applicable to our industry, we cannot guarantee that we will not in the future be the subject of any actions under the Federal False Claims Act or similar state law.

HIPAA created two new federal crimes effective as of August 1996: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing or attempting to execute a scheme or artifice to defraud any healthcare benefit program, including private payors. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation in connection with the delivery of or payment for healthcare benefits, items or services. HIPAA applies to any healthcare benefit plan, not just to entities submitting claims to Medicare and Medicaid. Additionally, HIPAA granted expanded enforcement authority to HHS and the U.S. Department of Justice, or DOJ, and provided enhanced resources to support the activities and responsibilities of the HHS Office of Inspector General and DOJ by authorizing large increases in funding for investigating fraud and abuse violations relating to healthcare delivery and payment. In addition, HIPAA mandates the adoption of standards for the electronic exchange of health information, as described below in greater detail.

Privacy and Security Laws.  HIPAA contains substantial restrictions and requirements with respect to the use and disclosure of individuals’ protected health information. These are embodied in the Privacy Rule and Security Rule portions of HIPAA. The HIPAA Privacy Rule prohibits a covered entity from using or disclosing an individual’s protected health information unless the use or disclosure is authorized by the individual or is specifically required or permitted under the Privacy Rule. The Privacy Rule imposes a complex system of requirements on covered entities for complying with this basic standard. Under the HIPAA Security Rule, covered entities must establish administrative, physical and technical safeguards to protect the confidentiality, integrity and availability of electronic protected health information maintained or transmitted by them or by others on their behalf.

The HIPAA Privacy and Security Rules apply directly to covered entities, such as our customers who are healthcare providers that engage in HIPAA-defined standard electronic transactions. Because some of our customers disclose protected health information to us so that we may use that information to provide certain consulting or other services to those customers, we are business associates of those customers. In order to provide customers with services that involve the use or disclosure of protected health information, the HIPAA Privacy and Security Rules require us to enter into business associate agreements with our customers. Such agreements must, among other things, provide adequate written assurances:

•	as to how we will use and disclose the protected health information;

•	that we will implement reasonable administrative, physical and technical safeguards to protect such information from misuse;

•	that we will enter into similar agreements with our agents and subcontractors that have access to the information;

•	that we will report security incidents and other inappropriate uses or disclosures of the information; and

•	that we will assist the covered entity with certain of its duties under the Privacy Rule.

Transaction Requirements.  In addition to the Privacy and Security Rules, HIPAA also requires that certain electronic transactions related to healthcare billing be conducted using prescribed electronic formats. For example, claims for reimbursement that are transmitted electronically to payers must comply with specific formatting standards, and these standards apply whether the payer is a government or a private entity. As covered entities subject to HIPAA, our customers must meet these requirements, and therefore, we must structure and provide our services in a way that supports our customers’ HIPAA compliance obligations.

State Laws.  In addition to the HIPAA Privacy and Security Rules, most states have enacted patient confidentiality laws that protect against the disclosure of confidential medical information, and many states have adopted or are considering further legislation in this area, including privacy safeguards, security standards and data security breach notification requirements. Such state laws, if more stringent than HIPAA requirements, are not preempted by the federal requirements, and we must comply with them.

Antitrust Laws

The Sherman Act and related antitrust laws prohibit contracts in restraint of trade or other activities that are designed to or that have the effect of reducing competition in the market. The federal antitrust laws promote fair competition in business and are intended to create a level playing field so that both small and large companies are able to compete in the market. The antitrust laws are complex laws that generally prohibit discussions, conspiracies and agreements between competitors that can unreasonably restrain trade. In 1993, the Department of Justice and the Federal Trade Commission issued guidelines specifically designed to help group purchasing organizations gauge whether a particular purchasing arrangement may raise antitrust problems or whether the arrangement falls within an “antitrust safety zone,” which reduces the risk that the arrangement will be challenged by the government as anticompetitive.

We have attempted to structure our contracts and pricing arrangements in accordance with the 1993 guidelines and believe that our contracts and pricing arrangements should not be found to violate the antitrust laws.

In light of the fact that the group purchasing industry has previously been under review by the Senate and the Office of Inspector General for the U.S. Department of Health & Human Services, we cannot guarantee that these laws will ultimately be enforced in a manner consistent with our interpretation. If we are found to be in violation of the antitrust laws we could be subject to civil and criminal penalties. The occurrence of any of these events could significantly harm our business and financial condition.

Governmental Audits

Because we act as a group purchasing organization for healthcare providers that participate in governmental programs, our group purchasing services have in the past and may again in the future be subject to periodic surveys and audits by governmental entities or contractors for compliance with Medicare and Medicaid standards and requirements. We will continue to respond to these government reviews and audits but cannot predict what the outcome of any future audits may be or whether the results of any audits could significantly or negatively impact our operations or business.

Compliance Department

We have developed a compliance program that is designed to ensure that our operations are conducted in compliance with applicable laws and regulations and, if violations occur, to promote early detection and prompt resolution. These objectives are achieved through education, monitoring, disciplinary action and other remedial measures we believe to be appropriate. We provide all of our employees with a compliance manual that has been developed to communicate our code of conduct, standards of conduct, and compliance policies and procedures, as well as policies for monitoring, reporting and responding to compliance issues. We also provide all of our employees with a toll-free number and Internet website address in order to report any compliance or privacy concerns.

Intellectual Property

Our success as a company depends upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, as well as customary contractual protections.

We generally control access to, and the use of, our proprietary software and other confidential information. This protection is accomplished through a combination of internal and external controls, including contractual protections with employees, contractors, customers, and partners, and through a combination of U.S. and international copyright laws. We license some of our software pursuant to agreements that impose restrictions on our customers’ ability to use such software, such as prohibiting reverse engineering and limiting the use of copies. We also seek to avoid disclosure of our intellectual property by relying on non-disclosure and assignment of intellectual property agreements with our employees and consultants that acknowledge our exclusive ownership of all intellectual property developed by the individual during the course of his or her work with us. The agreements also require that each person maintain the confidentiality of all proprietary information disclosed to them.

We incorporate a number of third party software programs into certain of our software and information technology platforms pursuant to license agreements. Some of this software is proprietary and some is open source. We use third-party software to, among other things, maintain and enhance content generation and delivery, and support our technology infrastructure.

As of June 30, 2007, we have three U.S. patent applications pending with respect to the technology and workflow processes underlying our core service offerings. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims with respect to this technology. The exact effect of the protection of these patents, if issued, cannot be predicted with certainty.

We have registered, or have pending applications for the registration of, certain of our trademarks. We actively manage our trademark portfolio, maintain long standing trademarks that are in use, and file applications for trademark registrations for new brands in all relevant jurisdictions.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently involved in any legal proceedings, the outcome of which, if determined adversely to us, would have a material adverse affect on our business, operating results or financial condition.

Management, Employees and Contractors

As of July 31, 2007, we had approximately 1,100 full time employees, including approximately 110 in sales and marketing, 125 in research and development and 850 in general and administrative functions. Our workforce is non-unionized. We have had no work stoppages and we believe that relations with our employees are generally good.

Facilities and Property

We do not own any real property and lease our existing facilities. Our principal executive offices are located in leased office space in Alpharetta, Georgia. These facilities accommodate research, marketing and sales, information technology, administration, training, graphic services and operations personnel. We lease office space to support our operations in the following locations:

		Principal
	Floor Area	Business Function
Location	(Sq. Feet)	or Segment	End of Term	Renewal Option

Alpharetta, Georgia	17,013	Corporate	November 30, 2013	Period of five additional years
Alpharetta, Georgia	57,419	Revenue Cycle	November 30, 2013	Period of five
		Management		additional years
Atlanta, Georgia	7,712	Spend Management	December 31, 2012	None
Bridgeton, Missouri	23,101	Spend Management	May 31, 2008	Period of additional 30 months
Cape Girardeau, Missouri	58,664	Spend Management	July 31, 2017	None
Cape Girardeau, Missouri	1,798	Spend Management	July 31, 2008	Period of three additional years
El Segundo, California	31,536	Revenue Cycle	December 14, 2017	Period of additional five years
		Management/Spend
		Management
Englewood, Colorado	6,026	Spend Management	November 30, 2008	None
Franklin, Tennessee	7,081	Spend Management	February 28, 2008	None
Knoxville, Tennessee	2,779	Spend Management	December 31, 2011	Period of one additional year
Mahwah, New Jersey	18,000	Revenue Cycle	Month to Month	None
		Management
Mahwah, New Jersey	20,000	Revenue Cycle	June 30, 2010	Period of five
		Management		additional years
Mandeville, Louisiana	7,200	Revenue Cycle	December 31, 2010	Period of five
		Management		additional years
Nashville, Tennessee	10,962	Revenue Cycle	July 31, 2011	Two periods of five
		Management		additional years
Richardson, Texas	24,959	Revenue Cycle	November 1, 2012	Period of five
		Management		additional years

We believe that our existing facilities are adequate for our current needs and that additional facilities are available for lease to meet future needs.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information concerning our directors and executive officers, including their ages as of June 30, 2007:

Name	Age	Position

John A. Bardis	51	Director (Chairman), President and Chief Executive Officer
Rand A. Ballard(3)	52	Director, Chief Operating Officer and Chief Customer Officer
L. Neil Hunn	35	Senior Vice President and Chief Financial Officer
Jonathan H. Glenn	56	Executive Vice President and Chief Legal and Administrative Officer
Scott E. Gressett	37	Senior Vice President and Chief Accounting Officer
Harris Hyman IV(1)	47	Director
Terrence J. Mulligan(2)(3)	62	Director (Vice-Chairman)
Earl H. Norman	70	Director
C.A. Lance Piccolo(2)(3)	66	Director
John C. Rutherford(2)	57	Director
Samantha Trotman Burman(1)	39	Director
Bruce F. Wesson(1)	64	Director (Vice-Chairman)

(1)	Member of our Audit Committee.

(2)	Member of our Compensation Committee.

(3)	Member of our Nominating and Corporate Governance Committee.

John A. Bardis is the founder and has been Chairman, President and Chief Executive Officer of MedAssets, Inc. since its founding in June 1999. From 1978 to 1987 Mr. Bardis held several senior management positions with American Hospital Supply and Baxter International, including those of Vice President of Baxter’s Operating Room Division and General Manager of the Eastern Zone. In 1987, Mr. Bardis joined Kinetic Concepts, Inc. At the time of his departure as President in 1992, Kinetic Concepts was the largest specialty bed and medical equipment rental company in the United States. From 1992 to 1997, Mr. Bardis was President and CEO of TheraTx, Inc., a leading provider of rehabilitation services and operator of skilled nursing and post-acute care facilities. Mr. Bardis graduated with a B.S. in Business from the University of Arizona. He serves on the board of USA wrestling, the national governing body for amateur wrestling, and the Health Careers Foundation. Mr. Bardis has also been named Team Leader of the U.S. Greco-Roman Wrestling Team for the 2008 Beijing Olympics.

Rand A. Ballard has served as our Executive Vice President, Chief Operating Officer and Chief Customer Officer since October 2006. Prior to serving as our Chief Operating Officer, Mr. Ballard served as President of Supply Chain Systems Inc. and led our sales team. Prior to joining MedAssets in November 1999, Mr. Ballard’s most recent experience was as Vice President, Health Systems Supplier Economics and Distribution for Cardinal Healthcare. Mr. Ballard holds an M.B.A. from Pacific Lutheran University with a triple major in finance, operations, and marketing. He was a deans’ list undergraduate at the U.S. Military Academy at West Point and holds a Bachelor of Science degree with concentration in nuclear physics, nuclear engineering, and business law. In addition to his position at MedAssets, Mr. Ballard serves as Chairman of the Board of the Meals on Wheels Association of America Foundation, Chairman Elect of Healthcare Industry Group Purchasing Association (HIGPA), and is Vice President of Health Careers Foundation, a non-profit organization providing scholarships and low interest loans to non-traditional students pursuing a degree in the healthcare field.

L. Neil Hunn has served as our Chief Financial Officer since June 2007. Mr. Hunn joined MedAssets as Vice President of Business Development in October 2001 and was named Senior Vice President of Business Development in 2005. Later, Mr. Hunn served as President, MedAssets Net Revenue Systems. Prior to joining MedAssets, Mr. Hunn worked for CMGI, Inc., the Parthenon Group, and Deloitte Consulting. Mr. Hunn received his M.B.A. from Harvard University in 1998 and graduated summa cum laude from Miami University (Ohio) with degrees in Finance and Accounting.

Jonathan H. Glenn has served as our Chief Legal and Administrative Officer since March 2000. From 1998 until joining MedAssets, Mr. Glenn was a principal of The Vine Group, LLC, a business consulting firm concentrating on healthcare and information technology. From 1994 until March 1997, Mr. Glenn served as Vice President and General Counsel of TheraTx, Inc. Mr. Glenn received his law degree from the University of Virginia School of Law.

Scott E. Gressett has served our Chief Accounting Officer since June 2007. Mr. Gressett joined MedAssets at its founding as Vice President of Finance and Corporate Controller and was named Senior Vice President of Finance in October 2004. From 1995 until June 1999, Mr. Gressett held Controller positions with companies in the manufacturing and family entertainment industries. In addition, Mr. Gressett has previously worked for Ernst & Young, LLP serving clients in the healthcare and manufacturing industries. Mr. Gressett is a Certified Public Accountant and graduated cum laude from Texas A&M University with a degree in Accounting.

Harris Hyman IV has served as one of our directors and a member of the Audit Committee of the Board of Directors since March 2005. From 2003 to 2007, Mr. Hyman served as a General Partner of Grotech Capital Group, a private equity firm where he was responsible for the firm’s healthcare investment activity. Prior to 2003, Mr. Hyman was a Managing Director of Credit Suisse First Boston, where he served as Co-Head of Healthcare Mergers and Acquisitions. Mr. Hyman serves on the Board of Directors of United BioSource Corporation and Pelican Life Sciences. Mr. Hyman received a B.S.E. degree, magna cum laude, from Princeton University and an M.B.A. from Harvard Business School.

Terrence J. Mulligan has served as one of our directors since June 1999, and currently serves as Vice-Chairman of MedAssets Board of Directors, and Chairman of our Senior Advisory Board. Additionally, he serves as Chairman of the Compensation Committee and Chairman of the Governance and Nominating Committees. Mr. Mulligan retired in 1996 from Baxter International after serving 26 years with the company where he was Group Vice-President of Health Systems, and prior to that he was Senior Vice-President of Corporate Sales and Marketing. He was a member of the Senior Management Committee and Operating Management Committee at Baxter International. Mr. Mulligan serves on the Board of Visitors of the Henry B. Tippie College of Business, The University of Iowa. Mr. Mulligan holds a B.S.S.E. from The University of Iowa.

Earl H. Norman has served as one of our directors since our acquisition of Health Services Corporation of America in May 2001. Mr. Norman began his healthcare career in 1969 with the founding of what eventually became Health Services Corporation of America. In 1990, Mr. Norman founded Health Careers Foundation, an independent not-for-profit public foundation that provides financial assistance to individuals pursuing a healthcare education, and continues to serve as a board member. Mr. Norman has served as the CEO and Board Chairman of Benton Hill Investment Company, a developer of commercial real estate since May 2001 and is the owner of Lorimont Place Ltd., a commercial real estate company in Cape Girardeau, Missouri.

C.A. Lance Piccolo has served as one of our directors since April 2004. Mr. Piccolo is the President and Chief Executive Officer of HealthPic Consultants, Inc., a private consulting company, since September 1996. From August 1992 until September 1996, he was Chairman of the Board and Chief Executive Officer of Caremark International Inc. Mr. Piccolo serves on the board of directors of American TeleCare, Chemtura Corporation, CVS Caremark Corporation, Lake Forest Hospital Foundation, NovaMed, Inc. and Physiotherapy Corporation. He is a member of the board of trustees of the University of Chicago Hospitals and the Kellogg Graduate School of Management Advisory Board of Northwestern University. Mr. Piccolo holds a Bachelor of Science degree from Boston University.

John C. Rutherford has served as one of our directors and has served as a member of the Compensation Committee of the Board of Directors since August 1999. From 1998 to the present, Mr. Rutherford has served as a Managing Partner of Parthenon Capital, a private equity investment firm. From 1991 to 1998, Mr. Rutherford was the Chairman of the Parthenon Group, a consulting firm. A native of Wellington, New Zealand, Mr. Rutherford holds a B.E. (1st Class Honors) degree from the University of Canterbury, an M.S. in Computer Science from the University of Connecticut and an M.B.A. from Harvard Business School.

Samantha Trotman Burman has served as one of our directors since August 1999 and has served as a member of the Audit Committee of the Board of Directors since January 2000. From 1998 to 2003, Samantha worked as a Principal and then Partner at Parthenon Capital, a Boston-based private equity investment firm. From 1996 to 1998, Mrs. Burman served as Chief Financial Officer of Physicians Quality Care, a physician practice management firm. She served as an Associate at Bain Capital, a private equity investment firm, from 1993 to 1996. Samantha holds a M. Eng. and B.A. from Cambridge University in England, as well as, an M.B.A. with Distinction from Harvard Business School.

Bruce F. Wesson has served as one of our directors since June 1999 and currently serves as Vice-Chairman of our Board of Directors and Chairman of the Audit Committee of the Board of Directors. Mr. Wesson has been a Partner of Galen Associates, a healthcare venture firm, and a General Partner of Galen Partners III, L.P. since January 1991. Prior to his association with Galen, Mr. Wesson served as Senior Vice President and Managing Director in the Corporate Finance Division of Smith Barney, an investment banking firm. He currently serves as Chairman of Qmed, Inc. and is a director for Chemtura Corporation, Derma Sciences, Inc., Acura Pharmaceuticals, Inc., and several privately held companies. Mr. Wesson holds a B.A. from Colgate University and a M.B.A. from Columbia Graduate Business School.

Term of Directors and Composition of Board of Directors

Upon the closing of the offering, our board of directors will consist of           directors. In accordance with the terms of our amended and restated certificate of incorporation, our board of directors will be divided into three staggered classes of directors of, as nearly as possible, the same number. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. As a result, a portion of our board of directors will be elected each year. The division of the three classes and their respective election dates are as follows:

•	the Class I directors’ term will expire at the annual meeting of stockholders to be held in 2008 (our Class I directors are );

•	the Class II directors’ term will expire at the annual meeting of stockholders to be held in 2009 (our Class II directors are ); and

•	the Class III directors’ term will expire at the annual meeting of stockholders to be held in 2010 (our Class III directors are ).

Our amended and restated certificate of incorporation authorizes our board of directors to fix the number of directors to be fixed from time to time by a resolution of the majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Our board of directors has determined that each of our non-management directors is “independent” as defined under the Securities Exchange Act and Nasdaq Global Select Market rules.

Term of Executive Officers

Each officer serves at the discretion of the board of directors and holds office until his successor is elected and qualified or until his earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a governance and nominating committee. Our board may establish other committees from time to time to facilitate the management of our company.

Audit Committee.  Our audit committee oversees a broad range of issues surrounding our accounting and financial reporting processes and audits of our financial statements. Our audit committee (i) assists our board in monitoring the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent auditor’s qualifications and independence and the performance of our internal audit function and independent auditors; (ii) assumes direct responsibility for the appointment, compensation, retention and oversight of the work of any independent registered public accounting firm engaged for the purpose of performing any audit, review or attest services and for dealing directly with any such accounting firm; (iii) provides a medium for consideration of matters relating to any audit issues; and (iv) prepares the audit committee report that the SEC rules require be included in our annual proxy statement or annual report on Form 10-K. The members of our audit committee are Bruce Wesson, Harris Hyman and Samantha Trotman Burman. Mr. Wesson is our audit committee chair.                is a financial expert under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act.

Compensation Committee.  Our compensation committee reviews and recommends policy relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to compensation of the Chief Executive Officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives and setting compensation of these officers based on such evaluations. The compensation committee also produces a report on executive officer compensation as required by the SEC to be included in our annual proxy statement or annual report on Form 10-K. The members of our compensation committee are Terrence Mulligan, John Rutherford and Lance Piccolo. Mr. Mulligan is our compensation committee chair.

Governance and Nominating Committee.  Our governance and nominating committee will oversee and assist our board of directors in identifying, reviewing and recommending nominees for election as directors; advise our board of directors with respect to board composition, procedures and committees; recommend directors to serve on each committee; oversee the evaluation of our board of directors and our management; and develop, review and recommend corporate governance guidelines. The governance and nominating committee reviews and evaluates, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. The members of our governance and nominating committee are Messrs. Mulligan and Piccolo and Rand A. Ballard. Mr. Mulligan is our governance and nominating committee chair.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

Director Compensation

All members of our board of directors will be reimbursed for reasonable expenses and expenses incurred in attending meetings of our board of directors. Historically, directors have been compensated for their service on our board of directors through periodic grants of stock option awards, with the timing and specific number determined by the discretion of the board. In 2006, each director was granted an award of 25,000 options which vest in equal installments over the course of 36 months and expire ten years after the grant date. The grant date fair value of each option in the award was $3.80 for a total grant date fair value of $95,000 per director as computed in accordance with SFAS No. 123(R). The table below includes compensation information for our non-management directors for 2006.

2006 Non-Management Director Compensation Table

		Option Awards
Name of Director	Option Awards ($)(1)	Outstanding(2)

Samantha Trotman Burman	23,674	53,474
Harris Hyman IV	16,271	34,029
Casey Lynch(3)	16,271	34,029
Terrence J. Mulligan	31,111	90,974
Earl H. Norman	19,023	36,807
C.A. Lance Piccolo	19,688	45,835
John C. Rutherford	19,023	36,807
Bruce F. Wesson	31,301	92,363
L. John Wilkerson(3)	19,023	36,807

(1)	This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2006 fiscal year for the fair value of stock options granted to each non-management director, in 2006 as well as other prior fiscal years, in accordance with SFAS No.123(R). Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. There were no actual forfeitures in 2006. These amounts reflect the accounting expense for these stock option awards and do not correspond to the actual value that may be received by the non-management directors. For information on the valuation assumptions utilized with respect to 2006 and prior year stock option grants, refer to Note 10 in our consolidated financial statements for the fiscal year ended December 31, 2006 included elsewhere in this prospectus.

(2)	This column contains the aggregate number of stock option awards for each non-management director outstanding (both vested and unvested) as of December 31, 2006.

(3)	Dr. Wilkerson is a founder and Managing Director of Galen Partners, a founding investor in the Company. He has served as a director since our founding in June 1999. His contributions to John Bardis, the management team and the Board of Directors have been invaluable. Dr. Wilkerson resigned from the board of directors on August 20, 2007, as did Casey Lynch, a partner in Parthenon Capital.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy and Objectives

We are committed to prudent financial stewardship. Our compensation philosophy and practices reflect this commitment as we seek to align the interests and incentives of our employees with those of our investors through a pay-for-performance compensation program that serves to attract and retain outstanding people. Accordingly, the compensation of each Named Executive Officer, or NEO, is derived from the achievement of Company-wide performance objectives which are determined each year based on our operating budget.

In establishing our annual corporate performance objectives, we use the same financial metrics used by the investor representatives on our board to evaluate our performance against the performance of other investments. The specific measurements upon which compensation in 2006 was based are discussed further below.

We believe compensation plans that are tied to financial performance are the optimum way of providing incentives to each NEO. We believe these goals are linked to performance elements that are within each NEO’s control and reward behaviors which drive long-term stockholder value.

Determination of NEO Compensation

Peer Group Benchmarking

We must compete to recruit and retain each NEO. Accordingly, we benchmark ourselves against published pay survey compensation data and companies with similar characteristics, whom we refer to as the Compensation Peers. In gathering compensation information in 2006, we focused on the Compensation Peers identified below, supplemented by data readily available from published pay surveys, including surveys published by Watson Wyatt, Mercer Human Resource Consulting and other similar data providers.

•	Allscripts Healthcare Solutions

•	Altiris, Inc.

•	Ansys, Inc.

•	Ariba, Inc.

•	Blackbaud, Inc.

•	Cerner Corporation

•	Computer Programs & Systems, Inc.

•	Eclipsys, Inc.

•	Epicor Software Corporation

•	Eresearchtechnology, Inc.

•	Express Scripts Inc.

•	HealthExtras, Inc.

•	Healthways, Inc.

•	IDX Systems Corporation

•	Internet Security Systems, Inc.

•	Lawson Software, Inc.

•	Matria Healthcare, Inc.

•	Microstrategy, Inc.

•	NDCHealth Corporation

•	Per-Se Technologies, Inc.

•	Progress Software Corporation

•	Quality Systems, Inc.

•	Sapient Corporation

•	Serena Software, Inc.

•	The Trizetto Group, Inc.

•	United Surgical Partners International

•	Websense, Inc.

•	Wind River Systems, Inc.

The Compensation Peers were selected based on a number of factors, including comparable revenue size ranging between 50% and 200% of our revenue in our most recent fiscal year, companies with business models similar to ours, and other comparable companies. We take into account differences in size, market, market capitalization, earnings and revenue growth, stage of growth, and other attributes when comparing our compensation practices with those of the Compensation Peers.

We consider pay that is within 10% of the market median to be competitive for the purposes of recruiting and retaining qualified executives, although some high-performing executives may command compensation above the median in accordance with our “pay-for-performance” philosophy. Salary benchmarking and alignment are important to our overall compensation program, as each NEO’s annual incentive opportunity is denominated as a percent of salary, and is a key component of our compensation strategy to drive stockholder value through each NEO’s performance. Benefits which are generally available to all employees are analyzed annually to ensure we remain competitive.

Role of Compensation Consultants

Data on the compensation practices of the Compensation Peers is gathered from publicly available information. Because these sources traditionally have not included information with respect to target total cash compensation, our compensation committee of the board of directors utilizes a third-party compensation consulting firm, Pearl Meyer & Partners, for this purpose as well as to gather data from the pay survey sources noted above with respect to salary and annual incentive targets.

Role of the Compensation Committee and CEO

Our compensation committee oversees our overall compensation program and practices including the design of our compensation components and the actual compensation paid to each NEO. Typically Mr. Bardis meets with the compensation committee and makes initial compensation recommendations with respect to each NEO. Mr. Bardis shares with the compensation committee his evaluation of each executive with respect to recent contributions and performance, strengths and weaknesses, as well as career development and succession plans. His recommendations are based, in part, on the compensation benchmark information previously discussed, which is reviewed separately by the compensation committee. The members of the compensation committee are also able to make their own assessments of each NEO’s performance in meetings with the executives at various times during the year. The NEOs are not present at the time the recommendations are made. In each case, the compensation committee takes into account the scope of the NEO’s responsibilities and experience; considers these in the context of compensation paid by the Compensation Peers as well as other companies with which we compete; and approves compensation for each NEO, other than Mr. Bardis. With respect to Mr. Bardis, the compensation committee makes a recommendation to the board of directors, which makes the final determination concerning Mr. Bardis’ compensation.

Compensation Components

Compensation for our NEOs consists of the following elements:

•	Salary;

•	Annual cash incentive opportunities;

•	Equity awards; and

•	Other compensation.

Aggregate compensation for each NEO is designed to be competitive with executives serving in a comparable capacity at the Compensation Peers, as well as to align each NEO’s interests with the interests of our stockholders. We incorporate both short-term performance elements (salary and annual cash-based incentive opportunities) which reward the achievement of desired annual financial performance and long-term performance elements (equity awards) which reward the achievement of sustained long-term financial performance. Various forms of other compensation are also evaluated and incorporated as deemed necessary. We do not arbitrarily set a fixed weighting to any individual component of compensation, as we believe that aggregate compensation for each NEO must be specifically tailored to meet the competitive characteristics over time applicable to each NEO’s unique role, as well as the performance of the business function or unit for which each NEO is responsible.

The following chart depicts the 2006 compensation mix (based on amounts from the Summary Compensation Table below):

2006 Compensation Mix

	Salary &	Annual Cash	Equity	Other
Name of Executive	Bonus	Incentive	Awards	Compensation	Total

John A. Bardis	47%	40%	11%	2%	100%
Howard W. Deichen	52%	35%	9%	4%	100%
Rand A. Ballard	58%	22%	7%	13%	100%
Jonathan H. Glenn	63%	28%	7%	2%	100%
L. Neil Hunn	66%	23%	7%	4%	100%

Salary

Salaries for NEOs, other than Mr. Bardis, are established annually by our compensation committee. With respect to Mr. Bardis, the compensation committee makes a recommendation to the board of directors, which makes the final determination concerning Mr. Bardis’ compensation. Salaries for NEOs other than Mr. Bardis are based on his recommendations, which are in turn based on information gathered by the compensation committee’s compensation consultants, Pearl Meyer & Partners, as well as data obtained through recent recruitment efforts, if appropriate and applicable, and the internal executive compensation structure to determine both internal and external competitiveness.

In December 2005, Mr. Bardis recommended new salaries for the other NEOs and presented them to the compensation committee for approval at its February 2006 meeting. At this meeting, after performing the NEO review process as described above, the compensation committee determined that it would accept Mr. Bardis’ recommendation and increase the salaries of Mr. Glenn, Mr. Deichen, Mr. Ballard and Mr. Hunn by an average of 16.7%. Mr. Bardis’ base salary was increased by 31%. The salary increases reflect our continued success in expanding operations and increasing EBITDA as well as perceived changes in the competitive market for executive officer positions.

Annual Cash Incentive Opportunities

In 2006, the NEOs participated in our annual cash incentive opportunity program. The starting point involved the determination of a target cash incentive opportunity for each NEO, which is an amount based on a specific percentage of each NEO’s salary. Target considerations are based on analysis of the practices of the Compensation Peers.

Mr. Bardis makes target recommendations for each other NEO, although the compensation committee makes the final determination in all cases other than for Mr. Bardis, for whom the board of directors makes the final determination. Each NEO’s target is approved by the compensation committee at the end of each year for the following year, although a change in an NEO’s responsibilities or his extraordinary performance during the year could result in the compensation committee acting to modify his target (i.e. the percentage of salary). The following chart shows each NEO’s target cash incentive opportunity for 2006 (stated as a percentage of salary).

2006 Target
Name of Executive	Cash Incentive
(As a % of salary)

John A. Bardis	60%
Howard W. Deichen	43%
Rand A. Ballard	50%
Jonathan H. Glenn	37%
L. Neil Hunn	25%

Each NEO earned his cash incentive payment based on the degree to which certain of our annual financial performance objectives described below were achieved (subject to adjustment by the compensation committee).

For Messrs. Bardis, Deichen, Glenn and Hunn in 2006, 50% of their target cash incentive was based on achievement of 2006 budgeted consolidated EBITDA and 50% was based on achievement of 2006 budgeted signed Spend Management bookings from new customers. Regarding 2006 budgeted consolidated EBITDA, achievement of a minimum level of performance (90% of budgeted consolidated EBITDA) was required to fund the plan. Upon achievement of 90% of budgeted consolidated EBITDA, the plan paid at 25% of the target cash incentive. Upon achievement of budgeted consolidated EBITDA in excess of 100% of plan, 7.3% of the over-achievement amount would be allocated as an additional incentive payment to key employees, including NEOs. Regarding 2006 budgeted signed Spend Management bookings, funding began if two-thirds of the target was achieved, plus an additional 3.6% of incremental signed Spend Management bookings would be funded for over-achievement above the target and allocated to key employees, including NEOs.

For Mr. Ballard in 2006, 50% of his target cash incentive was based on achievement of 2006 budgeted Spend Management EBITDA, determined without allocation of corporate expenses, and 50% was based on achievement of 2006 budgeted signed Spend Management bookings from new customers. Regarding 2006 budgeted Spend Management EBITDA, determined without allocation of corporate expenses, achievement of a minimum level of performance (90% of budgeted Spend Management EBITDA determined, without allocation of corporate expenses,) was required to fund the plan. Upon achievement of 90% of budgeted Spend Management EBITDA, the plan paid at 25% of the target cash incentive. Upon achievement of budgeted Spend Management EBITDA in excess of 100% of plan, 12.7% of the over-achievement amount would be allocated as an additional incentive payment to key employees, including Mr. Ballard. Regarding 2006 budgeted signed Spend Management bookings, funding began if two-thirds of the target was achieved, plus an additional 6.4% of incremental new Spend Management bookings would be funded for over-achievement above the target and allocated to key employees, including Mr. Ballard.

For 2006, as with other previous years, the achievement of budgeted EBITDA targets was after adjustments to take into account certain significant non-recurring and non-cash items impacting EBITDA. As such, Adjusted EBITDA was utilized and compared to budgeted EBITDA during this analysis. Similarly, significant re-sign revenue, new sign revenue, and the impact of any revenue deferrals were all taken into account to determine the achievement of actual adjusted revenue targets.

The compensation committee, in its discretion, may make adjustments to an NEO’s cash incentive payout. Actual cash incentives earned for each NEO for 2006 are shown in the 2006 Summary Compensation Table and associated notes below.

Equity Awards

Historically, we have used equity compensation in the form of stock options awards to motivate and reward our NEOs for the achievement of sustained financial performance and the enhancement of stockholder value. Award size and frequency are reviewed annually and are based on competitiveness with the previously defined competitive market as well as each NEO’s demonstrated level of performance over time. In making individual awards, the compensation committee considers the recent performance of each NEO, the value of the NEO’s previous awards and our views on NEO retention and succession planning.

Equity awards are granted pursuant to our 2004 Long-Term Incentive Plan, which was originally adopted by our board of directors and approved by stockholders in 2004. The 2004 Long-Term Incentive Plan provides for the issuance of equity grants based on individual performance and, in 2006, options to purchase 409,000 shares of common stock were granted for this purpose, including 165,000 allocated to NEOs.

As with cash compensation, Mr. Bardis recommends equity awards for each other NEO to the compensation committee for its consideration. Recommendations are typically made at the compensation committee’s scheduled meeting in April of each year. Equity awards typically fall into three categories for NEOs:

•	annual awards based upon individual performance;

•	awards for new hires; and

•	awards related to promotions.

See the “2006 Grants of Plan-Based Awards” table for stock option awards granted in 2006 to the NEOs and the “Outstanding Equity Awards Table (as of December 31, 2006)” for all outstanding equity award grants to the NEOs.

Other Compensation

Retirement and Other Benefits.  The MedAssets, Inc. Retirement Savings Plan, or the Savings Plan, is a tax-deferred qualified defined contribution retirement savings plan in which the NEOs are eligible to participate along with other employees. The Savings Plan has the following major provisions:

•	contributions are made on a tax-deferred basis;

•	for 2006, participants could contribute up to $15,000 of total compensation if under the age of 50 or $20,000 if age 50 or older;

•	contributions are limited and governed by the Internal Revenue Code of 1986, as amended, or the Code;

•	we matched 100% of the first three percent of an NEO’s base pay contributed by the NEO to the Savings Plan; and

•	all NEO contributions vest immediately; our matching contribution vests equally over a 5-year period starting with the participant’s date of hire.

We do not have any other deferred compensation or supplemental executive retirement plans.

Perquisites.  We provide certain perquisites to certain NEO’s, which are limited to those we and the compensation committee believe are reasonable and consistent with our overall compensation program and necessary to remain competitive. The dollar value of these benefits constitute a small percentage of each NEO’s total compensation and include the following for 2006:

•	Matching contributions pursuant to the MedAssets Savings Plan;

•	Life and disability insurance payments;

•	Tax gross-up for retention bonuses;

•	Financial counseling and tax preparation services;

•	Auto allowance;

•	Membership to local country clubs;

•	Medical screening costs for health purposes; and

•	Relocation costs.

The dollar value of these perquisites is described in the supplemental table entitled “All Other Compensation Table” presented below.

Annual Cash Incentive Opportunities — 2007

The following is a summary of the cash incentive opportunities which can be earned by our 2006 NEOs in 2007 based on the achievement of the financial performance objectives described below (subject to adjustment by the compensation committee):

100% of each NEO’s target cash incentive is based on achievement of 2007 budgeted consolidated EBITDA. Achievement of a minimum level of performance (87% of budgeted consolidated EBITDA) is required to fund the plan. Upon achievement of 87% of budgeted consolidated EBITDA, the plan pays at 25% of the target cash incentive. Upon achievement of budgeted consolidated EBITDA in excess of 100% of plan, 10% of the over-achievement amount would be allocated as an additional incentive payment to key employees, including NEOs.

Since the budgeted consolidated EBITDA for 2007 is highly sensitive data, we do not disclose specific budgeted amounts and targets because we believe that such disclosure would result in serious competitive harm.

Employment Agreements

On August 21, 2007, we entered into employment agreements with Messrs. Bardis, Ballard, Glenn and Hunn in order to help drive long term retention of these key executives and provide compensation for a potential change in control in the future. For Messrs. Bardis and Ballard, these agreements replace their existing agreements. The material terms of the new employment agreements are as follows:

•	The agreements contain an initial three-year (or, in the case of Messrs. Glenn and Hunn, two-year) term with an automatic one-year extension each year thereafter unless either party provides written notice to the other of its intention not to renew the agreement at least 12 months prior to the expiration of the then-current term.

•	The agreements provide for a base annual salary of $400,000 for Mr. Bardis, $305,000 for Mr. Ballard, $250,000 for Mr. Hunn and $240,000 for Mr. Glenn, in each case subject to increase as may be approved by the Chief Executive Officer or the compensation committee.

•	Each NEO shall be eligible to participate in an annual cash incentive plan established by the board of directors in respect of each fiscal year during the employment term, with an annual target cash incentive of 60% of base salary in the case of Mr. Bardis, 50% of base salary for Mr. Ballard, 40% of base salary in the case of Mr. Hunn and 37% of base salary in the case of Mr. Glenn.

•	In the event that an NEO’s employment is terminated by us without “cause” or by the NEO with “good reason” within the two-year period following a change in control, the NEO will be entitled to, subject to the execution of a release, (i) full vesting of all equity awards, (ii) three times (or, in the case of Messrs. Glenn and Hunn, two times) salary and target annual cash incentive payments, and (iii) payment of COBRA premiums for the lesser of 18 months or the remaining term of employment.

•	In the event that an NEO’s employment is terminated by us without “cause” or by the NEO with “good reason” at any time (other than during the two years following a change in control), the NEO will be entitled to, subject to the execution of a release, (i) two times (or, in the case of Messrs. Glenn and Hunn, one year of) salary and target annual cash incentive payments, and (ii) payment of COBRA premiums for the lesser of 18 months or the remaining term of employment.

•	In the event that any payment under the agreements constitutes an “excess parachute payment” under Section 280G of the Internal Revenue Code, the NEOs are entitled to a gross-up payment to cover the 20% excise tax which may be imposed on such payment pursuant to Section 4999 of the Internal Revenue Code.

The employment agreements also contain standard confidentiality provisions and subject the NEOs to non-competition and non-solicitation obligations during the term of employment and for 36 months in the case of Mr. Bardis, 60 months in the case of Mr. Ballard, and 24 months in the cases of Messrs. Glenn and Hunn following termination of employment for any reason.

Compensation of Executive Officers

The following table sets forth the cash and non-cash compensation paid or incurred on our behalf to our chief executive officer, chief financial officer and each of the three other most highly compensated executive officers who earned more than $100,000 in salary and bonus during 2006 (collectively, the Named Executive Officers):

2006 Summary Compensation Table

Annual Compensation

				Option	Non-Equity	All Other
	Fiscal	Salary	Bonus	Award(s)	Incentive Plan	Compensation
Name and Position	Year	($)	($)(1)	($)(2)	Compensation ($)(3)	($)(4)	Total ($)

John A. Bardis	2006	400,000	—	89,377	335,600	18,802	843,779
Chairman of the Board, Chief Executive Officer and President
Howard W. Deichen(5)	2006	290,000	—	49,862	193,393	27,208	560,463
Executive Vice President and Chief Financial Officer
Rand A. Ballard	2006	305,000	300,000	73,818	223,588	138,264	1,040,670
Chief Operating Officer and Chief Customer Officer
Jonathan H. Glenn	2006	240,000	—	26,741	105,672	9,482	381,895
Executive Vice President and Chief Legal and Administrative Officer
L. Neil Hunn(6)	2006	194,096	—	21,032	67,744	13,002	295,874
Senior Vice President, Business Development

(1)	As described below, Mr. Ballard entered into an employment agreement in April 2006 which was superceded by the employment agreement entered into on August 21, 2007. In connection with the agreement, Mr. Ballard was paid a conditional retention bonus of $300,000 plus a $107,886 conditional tax gross-up amount, which amounts are subject to forfeiture if Mr. Ballard terminates his employment with the Company prior to completion of five years of service from April 2006. The tax gross-up amount is included in the All Other Compensation column for Mr. Ballard above. For more information on Mr. Ballard’s agreement, refer to “Employment Agreements” above.

(2)	This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2006 fiscal year for the fair value of stock options granted to each NEO, in 2006 as well as other prior fiscal years, in accordance with SFAS No. 123(R). Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. There were no actual forfeitures in 2006. These amounts reflect the accounting expense for these stock option awards and do not correspond to the actual value that may be received by the NEOs. For information on the valuation assumptions utilized with respect to 2006 and prior year stock option grants, refer to Note 10 in our consolidated financial statements for the fiscal year ended 2006 included elsewhere in this prospectus. All options granted in 2006 to the NEOs are reported in the 2006 Grants of Plan-Based Awards Table.

(3)	The amounts in this column consist of cash incentive awards earned in 2006. In 2006, our financial performance objectives (upon which the cash incentive awards were based) were exceeded. In summary: consolidated actual Adjusted EBITDA exceeded consolidated budgeted EBITDA; Spend Management actual Adjusted EBITDA exceeded Spend Management budgeted EBITDA; and Spend Management actual adjusted signed bookings exceeded Spend Management budgeted new sign bookings. For more information on the annual cash incentive program, refer to “Annual Cash Incentive Opportunities” above. A breakdown of cash incentives earned by each NEO follows.

Mr. Bardis’ amount of $335,600 consisted of a) $240,000, based on 60% of salary (Mr. Bardis’ target incentive) for achievement of the 2006 financial performance objectives as reviewed and approved by the compensation committee, b) $45,600 (19% of $240,000), for over-achievement of the 2006 financial performance objectives as reviewed and approved by the compensation committee, and c) $50,000, based on a discretionary cash award by the compensation committee for Mr. Bardis’ outstanding performance in 2006.

Mr. Deichen’s amount of $193,393 consisted of a) $124,700, based on 43% of salary (Mr. Deichen’s target incentive) for achievement of the 2006 financial performance objectives as reviewed and approved by the compensation committee, b) $23,693 (19% of $124,700), for over-achievement of the 2006 financial performance objectives as reviewed and approved by the compensation committee, and c) $45,000, based on a discretionary cash award recommended by Mr. Bardis and approved by the compensation committee for Mr. Deichen’s outstanding performance in 2006.

Mr. Ballard’s amount of $223,588 consisted of a) $152,500, based on 50% of salary (Mr. Ballard’s target incentive) for achievement of the 2006 financial performance objectives as reviewed and approved by the compensation committee, b) $51,088 (33.5% of $152,500), for over-achievement of the 2006 financial performance objectives as reviewed and approved by the compensation committee, and c) $20,000, based on a discretionary cash award recommended by Mr. Bardis and approved by the compensation committee for Mr. Ballard’s outstanding performance in 2006.

Mr. Glenn’s amount of $105,672 consisted of a) $88,800, based on 37% of salary (Mr. Glenn’s target incentive) for achievement of the 2006 financial performance objectives as reviewed and approved by the compensation committee, and b) $16,872 (19% of $88,800), for over-achievement of the 2006 financial performance objectives as reviewed and approved by the compensation committee.

Mr. Hunn’s amount of $67,744 consisted of a) $48,524, based on 25% of salary (Mr. Hunn’s target incentive) for achievement of the 2006 financial performance objectives as reviewed and approved by the compensation committee, b) $9,220 (19% of $48,524), for over-achievement of the 2006 financial performance objectives as reviewed and approved by the compensation committee, and c) $10,000, based on a discretionary cash award recommended by Mr. Bardis and approved by the compensation committee for Mr. Hunn’s outstanding performance in 2006.

(4)	All Other Compensation consists of payments associated with the following items: matching contributions to our 401(k) plan, life and disability insurance premiums, financial counseling, automobile allowances, health screenings, club membership dues and relocation expenses. For further information, refer to the 2006 All Other Compensation Table below.

(5)	Mr. Deichen resigned as Chief Financial Officer of the Company but remains as Executive Vice President.

(6)	Mr. Hunn was promoted to Chief Financial Officer of the Company on June 5, 2007.

2006 All Other Compensation Table

		Life and
	Matching	Disability		Financial	Auto
	Contributions	Insurance	Tax Gross-	Counseling	Allowance
Name of Executive	401(k) Plan ($)	Premiums ($)(1)	up ($)(2)	($)	($)	Other ($)(3)	Total ($)

John A. Bardis	1,846	4,046	—	9,145	—	3,765	18,802
Howard W. Deichen	1,807	4,336	—	3,300	14,490	3,275	27,208
Rand A. Ballard	1,408	4,188	107,886	2,455	—	22,327	138,264
Jonathan H. Glenn	4,318	4,489	—	675	—	—	9,482
L. Neil Hunn	5,823	2,859	—	—	—	4,320	13,002

(1)	The amounts in this column represent life and disability insurance premiums paid by us on behalf of the NEOs in 2006.

(2)	The amount in this column for Mr. Ballard represents a $107,886 conditional tax gross-up amount paid to Mr. Ballard in 2006 as detailed in Note 1 to the Summary Compensation Table above.

(3)	The amounts in this column represent compensation related to reimbursements to NEOs for health screenings and memberships to a local country club. Mr. Ballard’s amount includes $19,571 paid by us related to relocation expenses incurred during Mr. Ballard’s relocation to Atlanta, Georgia in 2006.

Aggregate Option Exercises and Year-End Option Values

The following table provides information for the NEOs on stock option award exercises during 2006 including the number of shares acquired upon exercise and the resulting value realized from the exercise. The amounts shown in the Value Realized on Exercise column equal the number of shares for which the options were exercised multiplied by the difference between the fair value of a share of stock at the time of exercise and the stock option exercise price.

2006 Option Exercises Table

	Number of Shares	Value Realized on
Name of Executive	Acquired on Exercises	Exercise ($)

John A. Bardis(1)	178,499	1,113,164
Howard W. Deichen(2)	49,999	324,494
Rand A. Ballard(3)	55,652	318,300
Jonathan H. Glenn(4)	—	—
L. Neil Hunn(4)	—	—

(1)	On November 8, 2006, Mr. Bardis exercised 45,000 stock options with an exercise price of $0.89 and fair value of $7.74; 86,155 stock options with an exercise price of $1.25 and fair value of $7.74; 45,095 stock options with an exercise price of $2.29 and fair value of $7.74 and 2,249 stock options with an exercise price and fair value of $7.74.

(2)	On November 20, 2006, Mr. Deichen exercised 49,999 stock options with an exercise price of $1.25 and fair value of $7.74.

(3)	On August 27, 2006, Mr. Ballard exercised 28,404 stock options with an exercise price of $1.25 and fair value of $7.74 and 10,266 stock options with an exercise price of $2.29 and fair value of $7.74. On November 6, 2006, Mr. Ballard exercised 9,005 stock options with an exercise price of $1.25 and fair value of $7.74; 3,590 stock options with an exercise price of $2.29 and fair value of $7.74 and 4,387 stock options with an exercise price and fair value of $7.74.

(4)	Messrs. Glenn and Hunn did not exercise any stock options in 2006.

Stock Option Grants

2006 Grants of Plan-Based Awards Table

				All Other Option
		Estimated Future		Awards; Number of	Exercise or	Grant Date
		Payments Under		Securities	Base Price of	Fair Value of
	Grant	Non-Equity Incentive		Underlying	Option Awards	Option
Name of Executive	Date	Plan Awards ($)(1)		Options	($)(2)	Awards ($)(3)
		Threshold	Target

John A. Bardis	N/A	30,000	240,000
	07/05/06			45,000	7.74	194,400
	10/05/06			25,000	7.74	95,000
Howard W. Deichen	N/A	15,588	124,700
	07/05/06			40,000	7.74	172,800
Rand A. Ballard	N/A	19,063	152,500
	07/05/06			45,000	7.74	194,400
	10/05/06			25,000	7.74	95,000
Jonathan H. Glenn	N/A	11,100	88,800
	07/05/06			20,000	7.74	86,400
L. Neil Hunn	N/A	6,066	48,524
	07/05/06			15,000	7.74	64,800

(1)	The amounts shown in these columns represent the annual cash incentive threshold and target compensation potential for each NEO for 2006. The target amount for each NEO is the target cash incentive based on a predetermined percentage of their 2006 salary. The threshold amount for each NEO is based on the achievement of a minimum level of performance required to initially fund the incentive plan. There is no set maximum payout amount. Actual amounts paid may be increased over and above the target incentive amount at the discretion of the compensation committee. For more information on the annual cash incentive opportunity program, refer to “Annual Cash Incentive Opportunities” above. The actual amounts earned by the NEOs for 2006 are reported in the Summary Compensation Table under the column entitled “Non-Equity Incentive Plan Compensation” and are further described in note 3 of the Summary Compensation Table above.

(2)	The determination of the exercise price for the stock option awards granted on July 5, 2006 and October 5, 2006 was based on the results of a stock valuation performed by an independent third party we engaged. The valuation resulted in a per share value of $7.74 as of June 30, 2006. The exercise price per share assigned at the date of grant was set equal to the fair value per share.

(3)	The amounts shown in this column do not reflect realized compensation for the NEOs; rather, they reflect the Company’s accounting expense, specifically the fair value of stock option awards as of the date of grant calculated in accordance with SFAS No. 123(R). The stock option awards granted on October 5, 2006 to Messrs. Bardis and Ballard were awarded as compensation for service on the board of directors. These option awards vest in equal installments over the course of 36 months and expire 10 years after the grant date. The grant date fair value of each individual option in these awards as calculated using the Black-Scholes method was $3.80 for a total grant date fair value of $95,000 per director as computed in accordance with SFAS No. 123(R). All stock option awards granted on July 5, 2006 as set forth in this table vest in equal installments over the course of 60 months and expire ten years after the grant date. The grant date fair value of each individual option in these awards as calculated using the Black-Scholes method was $4.32 as computed in accordance with SFAS No. 123(R).

2004 Long-Term Incentive Plan

We adopted our 2004 Long-Term Incentive Plan, which was effective April 20, 2004 and subsequently amended to reserve an aggregate of 11,285,000 shares of our common stock for issuance, subject to further adjustment in the event of any stock dividend or split, reorganization, recapitalization, merger, share exchange or any other similar corporate transaction or event. For purposes of determining the remaining shares of common stock available for grant under the plan, to the extent that an award expires or is canceled, forfeited, settled in cash or otherwise terminated without a delivery to the participant of the full number of shares of common stock to which the award related, the undelivered shares of common stock will again be available for grant. In order to qualify all awards under the plan as “performance-based compensation” within the meaning of Section 162(m) of the Code as of the first date required by Section 162(m) of the Code, no employee is eligible to be granted options or stock appreciation rights covering more than 500,000 shares of our common stock during any calendar year.

The plan permits the compensation committee to grant awards to participants, including incentive or nonqualified stock options, restricted stock and other share-based awards. The compensation committee establishes vesting and performance requirements that must be met at the time of the grant of an award, as well as other terms and conditions relating to such award. Options granted under the plan will expire no later than the tenth anniversary of the applicable date of grant of the options.

Generally, the compensation committee may, in its sole discretion, provide for the termination of an award upon the consummation of a corporate event and accelerate the exercisability of an award, or cause all vesting restrictions to lapse thereon, on the date which is at least ten days prior to the closing of such corporate event, and/or provide for the payment of a cash amount in exchange for the cancellation of an award.

Our board of directors has the ability to amend or terminate the plan at any time, provided that no amendment or termination will be made that impairs the rights of the holder of any award outstanding on the date of such amendment or termination.

1999 Stock Incentive Plan

We currently maintain the MedAssets.com Inc. 1999 Stock Incentive Plan, which was effective November 1, 1999 and subsequently amended to reserve an aggregate of 5,937,233 shares of our common stock were reserved for issuance, subject to adjustment in the event of any stock dividend or split, reorganization, recapitalization, merger, share exchange or any other similar corporate transaction or event. The compensation committee authorized, as of December 31, 2006, the transfer of the remaining unissued shares from the plan to the 2004 Long-Term Incentive Plan. We do not currently intend to issue any additional awards under the 1999 plan. For purposes of determining the remaining shares of common stock available for grant under the plan, to the extent that an award expires or is canceled, forfeited, settled in cash or otherwise terminated without a delivery to the participant of the full number of shares of common stock to which the award related, the undelivered shares of common stock will again be available for grant. In order to qualify all awards under the plan as “performance-based compensation” within the meaning of Section 162(m) of the Code, as of the first date required by Section 162(m) of the Code, no employee is eligible to be granted options or stock appreciation rights covering more than 500,000 shares of our common stock during any calendar year.

The plan permits the compensation committee to grant awards to participants, including incentive or nonqualified stock options, restricted stock and other share-based awards. The compensation committee establishes vesting and performance requirements that must be met at the time of the grant of an award, as well as other terms and conditions relating to such award. Options granted under the plan will expire no later than the tenth anniversary of the applicable date of grant of the options.

Generally, the compensation committee may, in its sole discretion, upon ten days’ notice, provide for the termination of an award upon the consummation of a merger, sale of substantially all of our assets, or a reorganization or liquidation and pay the holders of any outstanding awards an amount in cash or stock equal to the value of such cancelled award.

Our board of directors has the ability to amend or terminate the plan at any time, provided that no amendment or termination will be made that impairs the rights of the holder of any award outstanding on the date of such amendment or termination.

Outstanding Equity Awards at 2006 Fiscal Year-End

The following table provides information on the current holdings of stock option awards by the NEOs. There are no current holdings by the NEOs of any unvested stock awards. This table includes both exercisable (vested) and unexercisable (unvested) stock option awards. Information regarding the vesting period for each grant can be found in the notes following the table. For additional information about our stock option awards, refer to “Equity Awards” above.

Outstanding Equity Awards Table (as of December 31, 2006)

			Number of	Number of
			Securities	Securities
			Underlying	Underlying
			Unexercised	Unexercised	Option	Option
			Options	Options	Exercise	Expiration
Name of Executive	Grant Date		Exercisable	Unexercisable	Price ($)	Date

John A. Bardis	02/13/04	(1)	2,778	1,389	1.25	02/13/14
	04/21/04	(1)	2,688	37,635	1.25	04/21/14
	02/03/05	(1)	1,507	19,084	2.29	02/03/15
	02/03/05	(1)	1,389	9,723	2.29	02/03/15
	09/14/05	(1)	3,333	75,001	2.29	09/14/15
	07/05/06	(1)	2,250	40,501	7.74	07/05/16
	10/05/06	(2)(3)	2,083	22,917	7.74	10/05/16
Howard W. Deichen	04/21/04	(1)	1,613	45,162	1.25	04/21/14
	02/03/05	(1)	11,048	19,084	2.29	02/03/15
	07/05/06	(1)	3,999	36,001	7.74	07/05/16
Rand A. Ballard	02/13/04	(1)	1,389	1,389	1.25	02/13/14
	04/21/04	(1)	1,613	45,162	1.25	04/21/14
	02/03/05	(1)	1,005	19,084	2.29	02/03/15
	02/03/05	(1)	694	9,723	2.29	02/03/15
	07/05/06	(1)	1,500	40,501	7.74	07/05/16
	10/05/06	(2)(3)	695	22,917	7.74	10/05/16
Jonathan H. Glenn	04/21/04	(1)	37,849	33,119	1.25	04/21/14
	02/03/05	(1)	5,971	10,316	2.29	02/03/15
	07/05/06	(1)	1,999	18,001	7.74	07/05/16
L. Neil Hunn	11/26/01	(2)	25,000	—	0.50	11/26/11
	04/21/04	(1)	17,204	15,054	1.25	04/21/14
	02/03/05	(1)	13,209	22,817	2.29	02/03/15
	07/05/06	(1)	1,499	13,501	7.74	07/05/16

(1)	These stock option award grants vest over five years.

(2)	These stock option award grants vest over three years.

(3)	These stock option grants were awarded as compensation for service on our board of directors.

Potential Payments Upon Termination or Change In Control

The information in the table below describes and quantifies certain estimated compensation that would become payable following the termination of employment of any one of our NEOs. The compensation shown below does not include forms of compensation generally available to all salaried employees upon termination of employment, such as distributions under the Savings Plan, disability benefits and accrued vacation pay.

				Target		Value of
				Cash	Healthcare	Unvested
			Salary	Incentive	Benefits	Options
	Event		($)(3)	($)(3)	($)(3)	($)(4)	Total ($)

John A. Bardis	(1a	)	1,200,000	720,000	15,000	819,019	2,754,019
	(1b	)	800,000	480,000	15,000	—	1,295,000
Howard W. Deichen	(2)		—	—	—	397,109	397,109
Rand A. Ballard	(1a	)	915,000	457,500	15,000	459,114	1,846,614
	(1b	)	610,000	305,000	15,000	—	930,000
Jonathan H. Glenn	(1a	)	480,000	177,600	15,000	271,165	943,765
	(1b	)	240,000	88,800	15,000	—	343,800
L. Neil Hunn	(1a	)	500,000	200,000	15,000	222,053	937,053
	(1b	)	250,000	100,000	15,000	—	365,000

(1)	Pursuant to the terms of the respective NEO employment agreements entered into as of August 21, 2007:

(a)	in the event that an NEO’s employment is terminated by us without “cause” or by the NEO with “good reason” within the two-year period following a Change in Control, the NEO will be entitled to, subject to the execution of a release, (i) full vesting of all equity awards, (ii) three times (or, in the case of Messrs. Glenn and Hunn, two times) salary and annual target cash incentive amounts, and (iii) payment of COBRA premiums for the lesser of 18 months or the remaining term of employment;

(b)	in the event that an NEO’s employment is terminated by us without “cause” or by the NEO with “good reason” at any time (other than during the two years following a Change in Control), the NEO will be entitled to, subject to the execution of a release, (i) two times (or, in the case of Messrs. Glenn and Hunn, one year of) salary and target annual cash incentive payments; and (ii) payment of COBRA premiums for the lesser of 18 months or the remaining term of employment;

(c)	in the event that any payment under the agreements constitutes an “excess parachute payment” under Section 280G of the Internal Revenue Code, the NEOs are entitled to a gross-up payment to cover the 20% excise tax which may be imposed on such payment pursuant to Section 4999 of the Internal Revenue Code (estimated amount cannot be determined at this time).

(2)	Pursuant to the terms of Mr. Deichen’s associated stock option agreements, a termination following a change in control would accelerate the vesting of all options held.

(3)	Assumes that the termination of employment occurred on August 22, 2007.

(4)	The amounts in this column are based on the fair value of those unvested option awards which were outstanding as of December 31, 2006. The amounts are calculated by taking the fair value per share of stock ($7.74, on December 31, 2006 as determined by an independent stock valuation as of June 30, 2006) minus the related exercise price of each option multiplied by the number of options.

For more information regarding material conditions and obligations under these agreements, refer to “Employment Agreements” above.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In accordance with our Audit Committee Charter, the Audit Committee is responsible for reviewing all related party transactions for potential conflicts of interest on an ongoing basis and approving all such transactions (if such transactions are not approved by another independent body of our board of directors). A report is made to our Audit Committee annually disclosing all related parties that are employed by us and related parties that are employed by other companies that we had a material relationship with during the year. There were no reportable transactions that occurred during the year 2006.

Stockholders Agreement

We are a party to an amended and restated stockholders agreement with certain holders of our preferred stock and certain holders of our common stock, including affiliates of Galen Management, L.L.C., or Galen, Parthenon Capital, Inc., or Parthenon, Grotech Capital Group VI, LLC, or Grotech, and Messrs. Mulligan and Norman and Messrs. Bardis, Ballard, Deichen, Glenn and Gressett. This agreement provides for, among other things, the right to designate individuals to serve on our board of directors, the preemptive right to participate on a pro rata basis in certain offerings of our equity securities, certain co-sale rights and rights of first refusal on transfers by other stockholders and the right to receive reports and information regarding the company. This agreement will expire pursuant to its terms upon our initial public offering.

Registration Rights Agreement

We are a party to an amended and restated registration rights agreement with certain holders of our preferred stock (including our primary lenders), certain holders of our common stock and certain of our employees, including affiliates of Galen, Parthenon, Grotech and Messrs. Mulligan and Norman and Messrs. Bardis and Gressett. The shares of stock held by these parties are referred to as registrable securities. Under the terms of the amended and restated registration rights agreement, we have, among other things:

•	agreed to use our diligent best efforts to effect up to two registered offerings upon request from certain holders of our preferred stock;

•	agreed to use our best efforts to qualify for registration on Form S-3, following which holders of registrable securities party to the amended and restated registration rights agreement will have the right to request an unlimited amount of registrations on Form S-3; and

•	granted certain incidental or “piggyback” registration rights with respect to any registrable securities held by any party to the amended and restated registration rights agreement if we determine to register any of our securities under the Securities Act, either for our own account or for the account of other securityholders.

Our obligation to effect any demand for registration by the holders of our preferred stock discussed in the first and second bulleted item above is subject to certain conditions, including that the registrable securities to be included in any such registration have an anticipated aggregate offering price in excess of certain thresholds specified in the amended and restated registration rights agreement. We may, in certain circumstances, defer any registration. In an underwritten offering, the representative of underwriters, if any, has the right, subject to specified conditions, to limit the number of registrable securities such holders may include.

In connection with any registration effected pursuant to the terms of the amended and restated registration rights agreement, we will be required to pay for all of the fees and expenses incurred in connection with such registration, including registration fees, filing fees and printing fees. However, the underwriting discounts and selling commissions applicable to the sale of registrable securities included in any registration will be paid by the persons including such registrable securities in any such registration. We have also agreed to indemnify persons including registrable securities in any registration affected pursuant to the terms of the amended and restated registration rights agreement and certain other persons associated with any such registration, in each case on the terms specified in the amended and restated registration rights agreement.

Issuance of Series C-1 Preferred Stock

In March 2005, we sold an aggregate of 1,000,000 shares of our series C-1 convertible preferred stock to Grotech at a price of $9.00 per share, for an aggregate purchase price of $9,000,000. We granted Grotech certain rights pursuant to our stockholders agreement and registration rights agreement, including the right to designate a member of our board of directors. Harris Hyman, currently an employee of Grotech, was appointed as a director by Grotech and continues to serve as a director.

Loan to John Bardis

On August 22, 2007, Mr. Bardis repaid, in full, $335,943 of principal and interest due under a promissory note evidencing indebtedness owed by Mr. Bardis to us that had been borrowed on April 22, 2002. This indebtedness was originally secured by a pledge of shares of our series A preferred stock and later secured by a pledge of shares of our common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables provides summary information regarding the beneficial ownership of shares of our common stock as of July 31, 2007, and as adjusted to give effect to the sale of our common stock in this offering, by:

•	each of our NEOs;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each person or group known to us to beneficially own more than 5% of our common stock.

Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage of beneficial ownership of our common stock before this offering is based on 14,346,521 issued shares of our common stock outstanding as of July 31, 2007 plus 21,645,933 shares of common stock issuable upon the conversion of shares of our preferred stock outstanding as of July 31, 2007. The percentage of beneficial ownership of our common stock after this offering is based on          issued shares of our common stock outstanding. The table assumes that the underwriters will not exercise their over allotment option to purchase up to          shares of our common stock.

Except as indicated by footnote and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock held by them.

	Number of Shares	Percentage of Shares Beneficially Owned
	Beneficially	Prior to
Name and Address of Beneficial Owner	Owned(1)	Offering	After Offering

NEOs and Directors(2)
John A. Bardis(3)	3,058,177	8.5
Rand A. Ballard(4)	643,052	1.8
Jonathan H. Glenn(5)	331,907	*
L. Neil Hunn(6)	144,404	*
Harris Hyman IV(7)	13,889	*
Terrence J. Mulligan(8)	335,579	*
Earl H. Norman(9)	1,009,718	2.8
C.A. Lance Piccolo(10)	104,114	*
John C. Rutherford(11)(16)	6,710,570	18.6
Samantha Trotman Burman(12)	83,479	*
Bruce F. Wesson(13)(15)	8,594,133	23.8
All Executive Officers and Directors as a group
(12 persons)(14)	21,195,840	58.2
5% Stockholders
Galen Management, L.L.C.(15)	8,345,247	23.2
Parthenon Capital, Inc.(16)	6,693,208	18.6
Grotech Capital Group VI, LLC(17)	3,451,429	9.6

*	Less than one percent

(1)	Pursuant to regulations of the SEC, shares are deemed to be “beneficially owned” by a person if such person directly or indirectly has or shares the power to vote or dispose of such shares, or has the right to acquire the power to vote or dispose of such shares within 60 days, including any right to acquire through the exercise of any option, warrant or right.

(2)	The address of each officer or director listed in the table above is: c/o MedAssets, Inc., 100 North Point Center East, Suite 200, Alpharetta, Georgia 30022.

(3)	Does not include 76,000 shares of common stock owned by immediate family members of Mr. Bardis. Mr. Bardis disclaims beneficial ownership of such shares. Includes 56,980 shares of common stock issuable upon the exercise of options exercisable as of July 31, 2007 and 11,304 shares of common stock issuable upon the exercise of options which are scheduled to become exercisable within 60 days of such date.

(4)	Includes 38,063 shares of common stock issuable upon the exercise of options exercisable as of July 31, 2007 and 8,508 shares of common stock issuable upon the exercise of options which are scheduled to be become exercisable within 60 days of such date.

(5)	Includes 58,334 shares of common stock issuable upon the exercise of options exercisable as of July 31, 2007 and 3,573 shares of common stock issuable upon the exercise of options which are scheduled to be become exercisable within 60 days of such date.

(6)	Includes 66,628 shares of common stock issuable upon the exercise of options exercisable as of July 31, 2007 and 2,776 shares of common stock issuable upon the exercise of options which are scheduled to be become exercisable within 60 days of such date.

(7)	Consists of 11,111 shares of common stock issuable upon the exercise of options exercisable as of July 31, 2007 and 2,778 shares of common stock issuable upon the exercise of options which are scheduled to be become exercisable within 60 days of such date.

(8)	Includes securities that Mr. Mulligan may be deemed to beneficially own through the Terrence J. Mulligan Living Trust. Includes 34,722 shares of common stock issuable upon the exercise of options exercisable as of July 31, 2007 and 8,334 shares of common stock issuable upon the exercise of options which are scheduled to be become exercisable within 60 days of such date. Does not include 20,000 shares of common stock or 9,125 shares of common stock issuable upon the conversion of shares of series B convertible preferred stock owned by immediate family members of Mr. Mulligan; Mr. Mulligan disclaims beneficial ownership of such shares.

(9)	Includes securities that Mr. Norman may be deemed to beneficially own through the Earl Norman Revocable Living Trust and the Earl Norman Grantor Retained Annuity Trust. Includes 13,889 shares of common stock issuable upon the exercise of options exercisable as of July 31, 2007, 2,778 shares of common stock issuable upon the exercise of options which are scheduled to be become exercisable within 60 days of such date and 814,352 shares of common stock issuable upon the conversion of series C convertible preferred stock.

(10)	Includes 2,028 shares of common stock issuable upon the conversion of shares of series B convertible preferred stock, 22,917 shares of common stock issuable upon the exercise of options exercisable as of July 31, 2007 and 2,778 shares of common stock issuable upon the exercise of options which are scheduled to be become exercisable within 60 days of such date.

(11)	Includes 14,584 shares of common stock issuable upon the exercise of options exercisable as of July 31, 2007 and 2,778 shares of common stock issuable upon the exercise of options which are scheduled to be become exercisable within 60 days of such date.

(12)	Includes 25,000 shares of common stock issuable upon the exercise of options exercisable as of July 31, 2007 and 5,556 shares of common stock issuable upon the exercise of options which are scheduled to be become exercisable within 60 days of such date.

(13)	Includes 36,111 shares of common stock issuable upon the exercise of options exercisable as of July 31, 2007 and 8,334 shares of common stock issuable upon the exercise of options which are scheduled to be become exercisable within 60 days of such date. Mr. Wesson may be deemed to beneficially own shares beneficially owned by Galen Investment Advisory Group by virtue of his ownership interest in Galen Investment Advisory Group; Mr. Wesson disclaims such beneficial ownership.

(14)	Does not include 76,000 and 20,000 shares of common stock owned by immediate family members of Messrs. Bardis and Mulligan, respectively or 9,125 shares of common stock issuable upon the conversion of shares of series B convertible preferred stock owned by immediate family members of Mr. Mulligan (see note (3) above), but does include shares of common stock issuable upon the exercise of options exercisable as of July 31, 2007, shares of common stock issuable upon the exercise of options which are scheduled to be become exercisable within 60 days of such date and the conversion of convertible preferred stock. See notes 3 — 13 above.

(15)	Includes shares of common stock, including 4,738,000, 313,855, 1,552,523 and 106,733 shares of common stock issuable upon the conversion of series A convertible preferred stock, series B convertible preferred stock, series B-2 convertible preferred stock and series I convertible preferred stock, respectively, that Galen Management, L.L.C. may be deemed to beneficially own by virtue of its position as investment manager of Galen Employee Fund III, L.P., Galen Employee Fund IV, L.P., Galen Partners International III, L.P., Galen Partners International IV, L.P., Galen Partners III, L.P. and Galen Partners IV, L.P. Mr. Wesson may be deemed to beneficially own shares beneficially owned by Galen Management, L.L.C. by virtue of his position as a member of Galen Management, L.L.C.; Mr. Wesson disclaims such beneficial ownership. The address of Galen Management, L.L.C. is 680 Washington Blvd, 11th Floor, Stamford, Connecticut, 06901.

(16)	Includes shares of common stock, including 2,720,667, 1,961,586 and 530,964 shares of common stock issuable upon the conversion of series A convertible preferred stock, series B convertible preferred stock and series B-2 convertible preferred stock, respectively, that Parthenon Capital, Inc. may be deemed to beneficially own by virtue of its position as investment manager of PCIP Investors and Parthenon Investors, L.P. Mr. Rutherford may be deemed to beneficially own shares beneficially owned by Parthenon Capital, Inc. by virtue of his ownership interest in Parthenon Capital, Inc.; Mr. Rutherford disclaims such beneficial ownership. The address of Parthenon Capital, Inc. is 265 Franklin Street, 18th Floor, Boston, Massachusetts, 02110.

(17)	Includes shares of common stock, including 375,000, 1,013,856 and 1,392,810 shares of common stock issuable upon the conversion of series A convertible preferred stock, series C-1 convertible preferred stock and series F convertible preferred stock, respectively, that Grotech Capital Group VI, LLC may be deemed to beneficially own by virtue of its position as general partner of Grotech Partners VI, L.P. The address of Grotech Capital Group VI, LLC is 9690 Deereco Road,Suite 800, Timonium, Maryland, 20193.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of the material terms of our Credit Agreement, dated as of October 23, 2006, or the Credit Agreement, among the Company, our domestic subsidiaries, as guarantors, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, BNP Paribas, as Syndication Agent, CIT Healthcare LLC, as Documentation Agent, and the other lenders party thereto, or the Lenders, as amended. The summary does not include all of the provisions of our Credit Agreement. The Credit Agreement and the amendments thereto are included as exhibits to the registration statement of which this prospectus forms a part by incorporation by reference. Reference is made to those documents for a detailed description of the provisions summarized below.

Credit Agreement

The Credit Agreement provides for a (i) $319.6 million term loan facility and (ii) a revolving loan facility with a $60.0 million aggregate loan commitment amount available, including a $10.0 million sub-facility for letters of credit and a $10.0 million swingline facility. We used the proceeds of the term loan to refinance existing indebtedness, to finance the acquisition of MD-X, to pay cash dividends to our stockholders and for working capital and other general corporate purposes. The revolving credit facility is available for working capital and other general corporate purposes. The loans and obligations under the Credit Agreement are secured by a first priority security interest in (i) all present and future capital stock or other membership, equity, ownership or profits interest of all of our direct and indirect domestic restricted subsidiaries, (ii) 65% of the voting stock (and 100% of the nonvoting stock) of all present and future first-tier foreign subsidiaries and (iii) substantially all of our tangible and intangible assets and our present and future direct and indirect domestic subsidiaries. In addition, the loans and other obligations of the Company under the Credit Agreement are guaranteed, subject to specified limitations, by our present and future direct and indirect domestic subsidiaries.

As of June 30, 2007, after giving pro forma effect to the 2007 Financing, (i) $319.2 million was outstanding under the term loan facility and (ii) no amounts were outstanding under the revolving credit facility (without giving effect to $1.0 million of outstanding but undrawn letters of credit on such date). Borrowings under the Credit Agreement bear interest, at our option, equal to the Eurodollar Rate for a Eurodollar Rate Loan (as defined in the Credit Agreement), or the Base Rate for a Base Rate Loan (as defined in the Credit Agreement), plus an applicable margin. The applicable margin for Eurodollar Rate term loans and Base Rate term loans is 2.50% and 1.50%, respectively. The applicable margin for revolving loans is adjusted quarterly based upon our Consolidated Leverage Ratio (as defined in the Credit Agreement) (i.e., the ratio of (i) (x) our Consolidated Funded Indebtedness (as defined in the Credit Agreement) minus (y) our non-cash building obligations related to our Cape Girardeau facility to the extent such obligations constitute Consolidated Funded Indebtedness on the last day of the preceding quarter to (ii) Consolidated EBITDA (as defined in the Credit Agreement) for the four fiscal quarters ending on the date of determination). The applicable margin ranges from 1.50% to 2.50% in the case of Eurodollar Rate Loans and 0.50% to 1.50% in the case of Base Rate Loans. Under the revolving loan facility we also pay a quarterly commitment fee on the undrawn portion of the revolving loan facility ranging from 0.200% to 0.375% based on the same ratio of Consolidated Indebtedness to Consolidated EBITDA and a quarterly fee equal to the applicable margin for Eurodollar Rate Loans on the aggregate amount of outstanding letters of credit.

The term loan facility matures on October 23, 2013 and the revolving loan facility matures on October 23, 2011. We are required to make quarterly principal amortization payments of approximately $0.8 million on the term loan facility beginning September 30, 2007. No principal payments are due on the revolving loan facility until the revolving loan facility maturity date. We are required to prepay borrowings under the term loan facility in an amount equal to (i) 50.0% of our Excess Cash Flow (as defined in the Credit Agreement) earned during the previous fiscal year, if the Consolidated Leverage Ratio is greater than or equal to 2.0 to 1.0 at the end of such fiscal year, (ii) 25.0% of our Excess Cash Flow if the Consolidated Leverage Ratio is between 1.5 to 1.0 and 2.0 to 1.0 and (iii) 0.0% of our Excess Cash Flow if the Consolidated Leverage Ratio is equal to or less than 1.5 to 1.0. In addition, we are required to prepay borrowings under the term loan facility with asset disposition proceeds, cash insurance proceeds and condemnation or expropriation awards, in excess of

$2.0 million in the aggregate during the term of the Credit Agreement, subject, in each case, to reinvestment rights. We are required to prepay borrowings under the term loan facility with the net proceeds of equity issuances by us in an amount equal to 100.0% of such net cash proceeds, except that if the Consolidated Leverage Ratio (calculated on a pro forma basis after giving effect to the equity issuance and any required prepayment) is less than or equal to 3.0 to 1.0, then no further prepayment with such net proceeds will be required. We are also required to prepay borrowings under the term loan facility with 100% of the proceeds of debt issuances excluding debt issuances permitted by the Credit Agreement. If the term loan facility has been paid in full, mandatory prepayments are applied to the repayment of borrowings under the swingline facility and revolving credit facility and the cash collateralization of letters of credit.

The Credit Agreement contains two financial covenants: a Consolidated Leverage Ratio covenant and a Consolidated Fixed Charges Coverage Ratio covenant. The Consolidated Leverage Ratio covenant does not permit us to maintain a Consolidated Leverage Ratio of greater than (i) for any fiscal quarter ending during the period from July 2, 2007 through September 30, 2007, 5.50 to 1.00, (ii) for any fiscal quarter ending during the period from October 1, 2007 through March 31, 2008, 5.25 to 1.00, (iii) for any fiscal quarter ending during the period from April 1, 2008 through September 30, 2008, 4.75 to 1.00, (iv) for any fiscal quarter ending during the period from October 1, 2008 through September 30, 2009, 4.50 to 1.00, (v) for any fiscal quarter ending during the period from October 1, 2009 through September 30, 2010, 4.00 to 1.00 and (vi) for any fiscal quarter ending on and after September 30, 2010, 3.50 to 1.00. The Consolidated Fixed Charges Coverage Ratio covenant does not permit us to maintain a Consolidated Fixed Charges Coverage Ratio (as defined in the Credit Agreement) of less than (i) for any fiscal quarter ending during the period from July 2, 2007 through September 30, 2009, 1.25 to 1.00 and (ii) for any fiscal quarter ending on and after September 30, 2009, 1.50 to 1.00. The Credit Agreement contains affirmative and negative covenants applicable to us and our subsidiaries customarily found in similar loan agreements, including restrictions on their ability to incur indebtedness, create liens on assets; engage in certain lines of business; engage in certain mergers or consolidations, dispose of assets, make certain investments or acquisitions; engage in transactions with affiliates, enter into sale leaseback transactions, enter into negative pledges or pay dividends or make other restricted payments. The Credit Agreement contains customary events of default, including defaults based on a failure to pay principal, reimbursement obligations, interest, fees or other obligations, subject to specified grace periods; a material inaccuracy of representations and warranties; breach of covenants; failure to pay other indebtedness and cross-accelerations; a Change of Control (as defined in the Credit Agreement); events of bankruptcy and insolvency; material judgments; and failure to meet certain requirements with respect to ERISA.

Subject to the satisfaction of certain conditions and the willingness of lenders to extend additional credit, the Credit Agreement provides that we may increase the amounts available under the revolving facility and/or the term loan facility by up to $50.0 million, in the aggregate.

DESCRIPTION OF CAPITAL STOCK

The following summary of the material terms and provisions of our capital stock is not complete and is subject to, and qualified in its entirety by, our amended and restated certificate of incorporation and by-laws which will be included as exhibits to the registration statement of which this prospectus forms a part and by the provisions of applicable Delaware law. Reference is made to those documents and to Delaware law for a detailed description of the provisions summarized below.

General

Upon completion of the offering, our authorized capital stock will consist of           shares of common stock, par value $0.01 per share, and           shares of preferred stock, par value $0.01 per share. As of July 31, 2007, there were 14,346,521 shares of common stock outstanding held of record by 208 stockholders and 21,546,571 shares of preferred stock outstanding, which were convertible into 21,645,933 shares of common stock, held of record by 149 stockholders. Upon the completion of the offering, we will have          shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Each holder of common stock is entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. The holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding-up of us, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference, if any, of any then outstanding preferred stock. Holders of our common stock are not entitled to preemptive rights and have no subscription, redemption or conversion privileges. All outstanding shares of common stock are, and all shares of common stock issued by us in the offering will be, fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which our board of directors may designate and that we issue in the future.

Preferred Stock

Our board of directors is authorized to issue shares of preferred stock in one or more series, with such designations, preferences and relative participating, optional or other special rights, qualifications, limitations or restrictions as determined by our board of directors, without any further vote or action by our stockholders. We believe that the board of directors’ authority to set the terms of, and our ability to issue, preferred stock will provide flexibility in connection with possible financing transactions in the future. The issuance of preferred stock, however, could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon a liquidation, dissolution or winding-up of us.

Anti-takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated By-Laws

Authorized but Unissued Shares.  The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without any further vote or action by our stockholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and our preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Stockholder Action; Advance Notification of Stockholder Nominations and Proposals.  Our amended and restated certificate of incorporation and by-laws require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing. Our amended and restated certificate of incorporation also requires that special meetings of stockholders be called only by our board of directors, our chairman, our chief executive officer or our president. In addition, our by-laws will provide that candidates for director may be nominated and other business brought before an annual meeting only by the board of directors or by a stockholder who gives written notice to us no later than 90 days prior to nor earlier than 120 days prior to the first anniversary of the last annual meeting of stockholders. These provisions may have the effect of deterring hostile takeovers or delaying changes in control of our management, which could depress the market price of our common stock.

Number, Election and Removal of the Board of Directors.  Upon the closing of the offering, our board of directors will consist of           directors. Our amended and restated certificate of incorporation authorizes our board of directors to fix the number of directors from time to time by a resolution of the majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one-third of the directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. As a result, a portion of our board of directors will be elected each year. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. Between stockholder meetings, directors may be removed by our stockholders only for cause and the board of directors may appoint new directors to fill vacancies or newly created directorships. These provisions may deter a stockholder from removing incumbent directors and from simultaneously gaining control of the board of directors by filling the resulting vacancies with its own nominees. Consequently, the existence of these provisions may have the effect of deterring hostile takeovers, which could depress the market price of our common stock.

Delaware Anti-Takeover Law.  Section 203 of the Delaware General Corporation Law, or the DGCL, prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s voting stock. Section 203 may have the effect of deterring hostile takeovers, which could depress the market price of our common stock.

Indemnification of Directors and Officers and Limitation of Liability

Our certificate of incorporation and by-laws generally eliminate the personal liability of our directors for breaches of fiduciary duty as a director and indemnify directors and officers to the fullest extent permitted by the DGCL.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the above statutory provisions or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Registration Rights

Some of our stockholders have the right to require us to register common stock for resale in some circumstances. See “Certain Relationships and Related Party Transactions.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services.

Listing

We intend to list our common stock on the Nasdaq Global Select Market under the symbol “MDAS.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock and we cannot predict the effect, if any, that market sales of shares or availability of any shares for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of common stock (including shares issued on the exercise of options, warrants or convertible securities, if any) or the perception that such sales could occur, could adversely affect the market price of our common stock and our ability to raise additional capital through a future sale of securities.

All of the           shares being sold in the offering (assuming no exercise of the underwriters’ over-allotment option) will be fully tradable without restriction or further registration under the Securities Act, unless held by an affiliate, as that term is defined in Rule 144 under the Securities Act. The remaining           outstanding shares of our common stock will continue to be restricted securities as that term is defined in Rule 144 under the Securities Act. These shares may not be sold unless registered under the Securities Act or sold pursuant to an applicable exemption from registration, including the exemption under Rule 144.

Lock-Up Agreements

Beneficial owners of           shares of common stock will be subject to lockup agreements with the underwriters that will restrict the sale of these shares for 180 days, subject to certain exceptions. See “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this offering, a person who has beneficially owned shares that are restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock, which will be approximately shares after the offering; or

•	the average weekly trading volume of our common stock on the Nasdaq Global Select Market during the four calendar weeks preceding the date on which notice of such sale is filed pursuant to Rule 144.

Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about us. Rule 144 also provides that affiliates that sell our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 144(k)

A person who is not deemed to have been an affiliate of ours at any time during the three months immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell his or her shares immediately under Rule 144(k) without regard to the volume limitations and other restrictions described above. We are unable to estimate the number of shares that will be sold under Rule 144 because this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors beyond our control.

Registration Rights

Upon completion of the offering, holders of shares of our common stock will have certain registration rights. See “Certain Relationships and Related Party Transactions.”

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Non-U.S. Holders

The following is a summary of the material U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by a holder that is a “non-U.S. holder,” as we define that term below. This summary is based upon current provisions of the Code, Treasury regulations promulgated thereunder, judicial opinions, administrative rulings of the U.S. Internal Revenue Service, or the IRS, and other applicable authorities, all as in effect as of the date hereof. These authorities may be changed, possibly retroactively, resulting in U.S. federal tax consequences different from those set forth below. We have not sought, and will not seek, any ruling from the IRS or opinion of counsel with respect to the statements made in the following summary and there can be no assurance that the IRS will not take a position contrary to such statements or that any such contrary position taken by the IRS would not be sustained.

This summary is limited to non-U.S. holders who hold our common stock as a capital asset (generally, property held for investment). This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction, or under United States federal estate or gift tax laws (except as specifically described below). In addition, this summary does not address all aspects of U.S. federal tax considerations that may be applicable to an investor’s particular circumstances.

A “non-U.S. holder” is a person or entity that is a beneficial owner of our common stock and that, for U.S. federal income tax purposes, is a:

•	non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates,

•	foreign corporation, or

•	foreign estate or trust.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.

Distributions of Our Common Stock

If distributions are paid on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles and any excess will constitute a return of capital that is applied against and reduces your adjusted tax basis in our common stock and then any remainder will constitute gain on the common stock. Dividends paid to a non-U.S. holder will generally be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty. If, however, the dividend is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States or, if a tax treaty applies, is attributable to a U.S. permanent establishment maintained by such non-U.S. holder, the dividend will not be subject to any withholding tax (provided certain certification requirements are met, as described below), but instead will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally and, for corporate holders under certain circumstances, the branch profits tax.

In order to claim the benefit of a reduced withholding tax rate under a tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the U.S., a non-U.S. holder must provide a properly executed IRS Form W-8BEN for treaty benefits or IRS Form W-8ECI for effectively connected income (or such successor forms as the IRS designates), prior to the payment of dividends. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Gain on Disposition

A non-U.S. holder will generally not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States or, if a tax treaty applies, is attributable to a U.S. permanent establishment maintained by such non-U.S. holder; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of (i) the period during which you hold our common stock or (ii) the 5-year period ending on the date you dispose of our common stock.

Generally, a corporation is a USRPHC if the fair market value of the U.S. real property interests, as defined in the Code and applicable regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and other assets used or held for use in a trade or business. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we were treated as a USRPHC, as long as our common stock is regularly traded on an established securities market, such common stock will not be treated as United States real property interests.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of common stock. You may have to comply with certification procedures to establish that you are not a United States person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS.

U.S. Federal Estate Taxes

Our common stock owned or treated as owned by an individual who at the time of death is a non-U.S. holder will be included in his or her estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Lehman Brothers Inc. are acting as representatives and joint book-running managers, have severally agreed to purchase, and we have agreed to sell to them, the number of shares of common stock indicated in the table below:

Number of
Underwriter	Shares

Morgan Stanley & Co. Incorporated
Lehman Brothers Inc.
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
Piper Jaffray & Co.
William Blair & Company, L.L.C.
Wachovia Capital Markets, LLC

Total

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Discount and Commissions

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus, and part to certain dealers at a price that represents a concession not in excess of $      a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

The following table shows the per share and total underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option.

	No	Full
	Exercise	Exercise

Per share	$	$
Total	$	$

In addition, we estimate that the expenses of this offering payable by us, other than the underwriting discount and commissions, will be approximately $      million.

Over-allotment Option

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of          additional shares of common stock at the public offering price, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ over-allotment option is exercised in full, and assuming a price to the public of $      per share, which is the mid-point of the price range listed on the cover page of this prospectus, the total price to the public would be $      million, and the total proceeds to us would be $      million after deducting the underwriting discount and commissions and estimated offering expenses.

No Sales of Similar Securities

We, all of our directors and officers and holders of substantially all of our outstanding stock have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Lehman Brothers Inc. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any such transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

These restrictions do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of our common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	the issuance by us of shares of common stock, not to exceed 10% of the amount of shares outstanding after this offering, in connection with strategic transactions, such as collaboration or license agreements, provided that the recipient of any such shares agrees to be subject to the restrictions described above;

•	the issuance by us of shares or options to purchase shares of our common stock pursuant to our stock plans, provided that the recipient of the shares agrees to be subject to the restrictions described above;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

•	transfers by any person other than us of shares of common stock or other securities as a bona fide gift or in connection with bona fide estate planning or by intestacy; or

•	distributions by any person other than by us of shares of common stock or other securities to limited partners, members, stockholders or affiliates of such person,

provided that in the case of each of the last three transactions, no filing under Section 16(a) of the Exchange Act is required or is voluntarily made in connection with the transaction, and in the case of each of the last two transactions, each donee or distributee agrees to be subject to the restrictions on transfer described above.

Price Stabilization and Short Positions

In order to facilitate this offering of common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or by purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for and purchase shares of common stock in the open market. Finally, the underwriters may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

Quotation on the NASDAQ Global Select Market

We have applied for quotation of our common stock on the NASDAQ Global Select Market under the symbol “MDAS.”

Pricing of the Offering

Prior to this offering, there has been no public market for the shares of our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general; our sales, earnings and other financial operating information in recent periods; and the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, and one or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that make Internet distributions on the same basis as other allocations.

Other Relationships

Certain of the underwriters or their affiliates may provide investment and commercial banking and financial advisory services to us in the ordinary course of business, for which they may receive customary fees and commissions.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by our counsel, Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York 10019. Certain legal matters will be passed upon for the underwriters by Ropes & Gray LLP. Willkie Farr & Gallagher LLP has represented and continues to represent us in connection with matters unrelated to the offering.

EXPERTS

The financial statements of MedAssets, Inc. included in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The financial statements of Avega Health Systems, Inc. included in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The combined financial statements of MD-X Solutions, Inc. and affiliates as of December 31, 2005 and 2006 and for the years ended December 31, 2005 and 2006, have been included in the registration statement in reliance upon the report of Sobel & Co., independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

The financial statements of XactiMed, Inc. as of December 31, 2005 and 2006 and for the years ended December 31, 2005 and 2006, have been included in the registration statement in reliance upon the report of Weaver & Tidwell, L.L.P., independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURE

In January 2005, we dismissed PricewaterhouseCoopers LLP, or PwC, as our independent registered public accounting firm. The decision was recommended by our audit committee and approved by our board of directors. From January 2003 (the beginning of the two most recent fiscal years preceding the dismissal of PwC) through the date of dismissal, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference thereto in its reports on the consolidated financial statements for the year ended December 31, 2002 or 2003. PwC did not conduct an audit of our financial statements for the year ended December 31, 2004.

In March 2004, we received a letter from PwC in connection with the audit of our financial statements for the year ended December 31, 2002 that identified the following material weaknesses in our internal control over financial reporting: GPO revenue recognition policy, the Estimated Shipment Method, was subject to material management estimates resulting in the understatement of revenues for the fiscal year ending 2002; lack of adequate documentation of controls and significant policies and procedures; and inadequate staffing of accounting positions specifically regarding SEC reporting capacity and expertise in revenue recognition.

In August 2004, we received a letter from PwC in connection with the audit of our financial statements for the year ended December 31, 2003 that identified the following additional material weaknesses: incorrect application of accounting requirements for software implementation and multiple element revenue accounting resulting in not correctly assigning fair market values to certain contracts that offered a number of our service offerings and not recognizing our implementation revenues over the longer of the customer relationship period or the contract term; we did not have systems to adequately track the costs associated with certain consulting and implementation engagements; revenue share obligations were calculated in an excel spreadsheet and errors were found in the calculations; and insufficient control over period end close and financial reporting process.

To remediate these weaknesses we strengthened our accounting and finance group and our internal control over financial reporting by hiring additional personnel with greater experience and expertise in accounting and finance, including a director of internal audit and corporate governance in March 2004, a director of financial reporting and accounting research in May 2004. We also centralized certain of our accounting and reporting functions to our principal corporate office and implemented additional systems and processes, including a project-based accounting system to track time and expense of employees who deliver our implementation and consulting services and an internally developed software database system to account and calculate revenue share obligation. To address the identified material weakness regarding recognition of our GPO revenue, we adopted the As Reported revenue recognition method in September 2004. Given the unique nature of the GPO business model, we consulted with the Office of the Chief Accountant of the SEC regarding the appropriateness of the As Reported revenue recognition method. Based upon our discussions with the Office of the Chief Accountant, we believe that the As Reported method of revenue recognition is suitable for a public company and remediates the related material weakness. All financial data presented in this prospectus have been prepared utilizing the As Reported method. We believe that the actions described above have remediated each of the material weaknesses. However, neither management nor our independent registered public accounting firm have performed an evaluation of our internal control over financial reporting.

As noted above, we implemented the As Reported revenue recognition method in 2004. The GPO revenue recognition method audited by PwC for the years ended 2002 and 2003 was the Estimated Shipment method and was presented gross of revenue share obligations. The GPO revenue recognition method audited by BDO is the As Reported method and is presented net of revenue share obligations. The total service revenue disclosed in this prospectus for the years ended 2002 and 2003 is $47,281 and $71,835, gross of revenue share obligations of $10,664 and $16,355, respectively. The total service revenues included in the financial statements that were audited by PwC under the Estimated Shipment method for 2002 and 2003 were $51,098 and $77,122, respectively.

In January 2005, we appointed BDO as our independent registered public accounting firm to audit our consolidated financial statements as of and for the years ended December 31, 2004, 2005 and 2006. The decision was recommended by our audit committee and approved by our board of directors. The scope of BDO’s appointment was subsequently expanded to include an audit of our consolidated financial statements as of and for the year ended December 31, 2003 that had been restated utilizing the As Reported method of revenue recognition. From January 1, 2003 through the date we appointed BDO, neither we nor anyone on our behalf consulted with BDO regarding either: (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and we were not provided with a written report or oral advice that BDO concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of either a disagreement or a reportable event, as defined in Items 304(a)(1)(iv) and (v) of Regulation S-K, respectively.

We delivered a copy of this disclosure to PwC concurrent with our filing of this document with the SEC, and requested that PwC furnish us with a letter addressed to the SEC stating whether PwC agrees with the above statements regarding PwC and, if not, stating the respects in which it does not agree.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the offer and sale of common stock pursuant to this prospectus. This prospectus, filed as a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. Reference is made to each such exhibit for a more complete description of the matters involved. For further information about us and our common stock, you should refer to the registration statement. The Registration Statement and the exhibits and schedules thereto filed with the SEC may be inspected, without charge and copies may be obtained at prescribed rates, at the public reference facility maintained by the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers, including us, that file electronically with the SEC. The address of this website is http://www.sec.gov. You may also contact the SEC by telephone at (800) 732-0330.

INDEX TO FINANCIAL STATEMENTS

MedAssets, Inc.
Independent Auditors’ Report	F-3
Consolidated balance sheets of MedAssets, Inc. as of December 31, 2005, December 31, 2006 and June 30, 2007	F-4
Consolidated statements of operations of MedAssets, Inc. for the years ended December 31, 2004, December 31, 2005 and December 31, 2006 and the six months ended June 30, 2006 and June 30, 2007	F-5
Consolidated statements of stockholders’ deficit of MedAssets, Inc. for the years ended December 31, 2004, December 31, 2005 and December 31, 2006 and the six months ended June 30, 2007	F-6
Consolidated statements of cash flows of MedAssets, Inc. for the years ended December 31, 2004, December 31, 2005 and December 31, 2006 and the six months ended June 30, 2006 and June 30, 2007	F-10
Notes to consolidated financial statements	F-11
MD-X Solutions, Inc. and Affiliates
Unaudited combined balance sheets of MD-X Solutions, Inc. and affiliates as of June 30, 2006 and June 30, 2007	F-56
Unaudited combined statements of income of MD-X Solutions, Inc. and affiliates for the six months ended June 30, 2006 and June 30, 2007	F-57
Unaudited combined statements of changes in stockholders’ equity of MD-X Solutions, Inc. and affiliates for the six months ended June 30, 2006 and June 30, 2007	F-58
Unaudited combined statements of cash flows of MD-X Solutions, Inc. and affiliates for the six months ended June 30, 2006 and June 30, 2007	F-59
Notes to (Unaudited) combined financial statements	F-60
Independent Auditors’ Report	F-70
Combined balance sheets of MD-X Solutions, Inc. and affiliates as of December 31, 2005 and December 31, 2006	F-71
Combined statements of income of MD-X Solutions, Inc. and affiliates for the years ended December 31, 2005 and December 31, 2006	F-72
Combined statements of changes in stockholders’ equity of MD-X Solutions, Inc. and affiliates for the years ended December 31, 2005 and December 31, 2006	F-73
Combined statements of cash flows of MD-X Solutions, Inc. and affiliates for the years ended December 31, 2005 and December 31, 2006	F-74
Notes to combined financial statements	F-75
XactiMed, Inc.
Unaudited balance sheet of XactiMed, Inc. as of March 31, 2007	F-85
Unaudited statements of income of XactiMed, Inc. for the three months ended March 31, 2006 and March 31, 2007	F-86
Unaudited statement of stockholders’ equity of XactiMed, Inc. for the three months ended March 31, 2007	F-87
Unaudited statements of cash flows of XactiMed, Inc. for the three months ended March 31, 2006 and March 31, 2007	F-88
Condensed notes to financial statements	F-89
Independent Auditors’ Report	F-90
Balance sheets of XactiMed, Inc. as of December 31, 2005 and December 31, 2006	F-91
Statements of income of XactiMed, Inc. for the years ended December 31, 2005 and December 31, 2006	F-92
Statements of stockholders’ equity of XactiMed, Inc. for the years ended December 31, 2005 and December 31, 2006	F-93

Independent Auditors’ Report

To the Board of Directors and Stockholders of MedAssets, Inc.
Atlanta, Georgia

We have audited the accompanying consolidated balance sheets of MedAssets, Inc. as of December 31, 2006 and 2005 and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the years ended December 31, 2006, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MedAssets, Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years ended December 31, 2006, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 10 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Standards No. 123 (R), Share-Based Payment.

/s/  BDO Seidman, LLP

May 9, 2007, except for Note 13
which is as of August 20, 2007

MedAssets, Inc.

Consolidated Balance Sheets

	December 31,		June 30,
	2005	2006	2007
			(Unaudited)
	(In thousands)

ASSETS
Current
Cash and cash equivalents	$68,331	$23,459	$23,036
Restricted cash (Note 1)	3,561	—	20
Accounts receivable, net of allowances of $1,192, $964 and $957 as of December 31, 2005, 2006 and June 30, 2007	16,086	21,329	25,497
Deferred tax asset, current (Note 11)	6,431	9,154	9,148
Prepaid expenses and other current assets	3,891	3,438	4,858

Total current assets	98,300	57,380	62,559
Property and equipment (Note 2)	18,597	25,028	28,012
Other long term assets
Goodwill (Note 3)	74,305	133,884	168,318
Intangible assets, net (Note 3 and 4)	21,527	42,144	52,573
Deferred tax asset (Note 11)	2,238	14,608	6,050
Other	4,746	4,312	5,117

Other long term assets	102,816	194,948	232,058

Total assets	$219,713	$277,356	$322,629

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$2,781	$5,082	$6,254
Accrued revenue share obligation and rebates (Note 1)	22,694	22,588	25,957
Accrued payroll and benefits	8,144	11,567	8,961
Other accrued expenses	2,765	5,389	4,664
Deferred revenue, current portion (Note 1)	11,280	20,605	16,647
Current portion of notes payable (Note 6)	4,420	1,916	1,726
Current portion of finance obligation (Note 6)	196	226	237

Total current liabilities	52,280	67,373	64,446
Notes payable, less current portion (Note 6)	86,103	168,848	178,173
Finance obligation, less current portion (Note 6)	9,192	8,965	8,844
Deferred revenue, less current portion (Note 1)	3,228	3,218	5,241
Other long term liabilities	—	128	800

Total liabilities	150,803	248,532	257,504
Redeemable convertible preferred stock (Note 8)	169,644	196,030	232,816
Commitments and contingencies (Note 7)	—	——	—
Stockholders’ deficiency
Common stock, $0.01 par value, 60,000,000 shares authorized; 9,757,000, 13,421,000 and 13,513,000 shares issued and outstanding as of December 31, 2005, 2006 and June 30, 2007	98	134	135
Additional paid in capital	—	—	—
Notes receivable from stockholders	(819)	(862)	(933)
Other comprehensive income	—	56	328
Accumulated deficit	(100,013)	(166,534)	(167,221)

Total stockholders’ deficit	(100,734)	(167,206)	(167,691)

Total liabilities and stockholders’ deficit	$219,713	$277,356	$322,629

The accompanying notes are an integral part of these consolidated financial statements

MedAssets Inc.

Consolidated Statements of Operations

	Years Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(Unaudited)
	(In thousands except for per share amounts)

Revenue
Administrative fees	$80,928	$106,963	$125,202	$61,206	$71,042
Other service fees	22,271	30,471	60,457	29,536	37,000
Revenue share obligation (Note 1)	(27,810)	(38,794)	(39,424)	(18,873)	(22,718)

Total net revenue	75,389	98,640	146,235	71,869	85,324

Operating expenses:
Cost of revenue	4,881	7,444	14,960	6,945	9,039
Product development expenses	2,864	3,078	7,176	3,767	3,691
Selling and marketing expenses	16,798	23,740	32,293	16,110	18,696
General and administrative expenses	26,758	39,146	55,556	29,906	26,367
Depreciation	1,797	3,257	4,907	2,184	3,476
Amortization of intangibles	8,374	7,827	12,398	6,137	6,368
Impairment of property and equipment, intangibles and in process research and development (Notes 2, 4, and 5)	743	368	4,522	4,000	1,195

Total operating expenses	62,215	84,860	131,812	69,049	68,832

Operating income	13,174	13,780	14,423	2,820	16,492
Other income (expense):
Interest expense	(7,915)	(6,995)	(10,921)	(4,700)	(7,387)
Other income (expense) (Notes 6 and 7)	(2,070)	(837)	(3,917)	(3,174)	912

Income (loss) before income taxes	3,189	5,948	(415)	(5,054)	10,017
Income tax (benefit) (Note 11)	914	(10,517)	(9,026)	(9,670)	3,854

Net income from continuing operations	2,275	16,465	8,611	4,616	6,163
Discontinued operations (Note 14):
Loss from operations of discontinued business	(383)	—	—	—	—
Gain on sale of discontinued business	192	—	—	—	—

Total loss from discontinued operations (net of tax)	(191)	—	—	—	—

Net income	2,084	16,465	8,611	4,616	6,163
Preferred stock dividends and accretion	(13,499)	(14,310)	(14,713)	(7,521)	(7,647)

Net (loss) income attributable to common stockholders	$(11,415)	$2,155	$(6,102)	$(2,905)	(1,484)

Basic and diluted (loss) income per share (Note 12):
Basic net (loss) income attributable to common stockholders’ from continuing operations	$(1.47)	$0.25	$(0.56)	$(0.29)	$(0.11)
Discontinued operations	(0.03)	—	—	—	—

Basic net income (loss) attributable to common stockholders’	$(1.50)	$0.25	$(0.56)	$(0.29)	$(0.11)

Diluted net (loss) income attributable to common stockholders’ from continuing operations	$(1.47)	$0.07	$(0.56)	$(0.29)	$(0.11)
Discontinued operations	(0.03)	—	—	—	—

Diluted net (loss) income attributable to common stockholders’	$(1.50)	$0.07	$(0.56)	$(0.29)	$(0.11)

Weighted average shares — basic	7,588	8,568	10,940	9,948	13,384
Weighted average shares — diluted	7,588	32,422	10,940	9,948	13,384

The accompanying notes are an integral part of these consolidated financial statements.

MedAssets, Inc.

Consolidated Statements of Stockholders’ Deficit
Year Ended December 31, 2004

				Notes
			Additional	Receivable	Other		Total
	Common Stock		Paid-In	from	Comprehensive	Accumulated	Stockholders’
	Shares	Par Value	Capital	Stockholders	Income (Loss)	Deficit	Deficit
	(In thousands)

Balances at December 31, 2003	7,614	$76	$2,109	$(725)	$(285)	$(95,041)	$(93,866)
Accretion of preferred stock	—	—	(2,009)	—	—	—	(2,009)
Preferred stock dividends	—	—	(856)	—	—	(10,634)	(11,490)
Issuance of common stock warrants	—	—	20	—	—	—	20
Issuance of notes receivable from stockholders	—	—	—	(15)	—	—	(15)
Issuance of common stock from stock option exercise	350	4	491	—	—	—	495
Issuance of restricted stock	40	—	26	—	—	—	26
Issuance of stock in connection with series F preferred stock option unit exercise	—	—	19	—	—	—	19
Forfeiture of common stock options by employees	—	—	—	—	—	—	—
Amortization of deferred compensation	—	—	200	—	—	—	200
Change in fair value of interest rate swap	—	—	—	—	111	—	111
Interest rate swap reclassified into earnings	—	—	—	—	174	—	174
Net income	—	—	—	—	—	2,084	2,084

Comprehensive income	—	—	—	—	285	2,084	2,369

Balances at December 31, 2004	8,004	$80	$—	$(740)	$—	$(103,591)	$(104,251)

The accompanying notes are an integral part of these consolidated financial statements

MedAssets, Inc.

Consolidated Statements of Stockholders’ Deficit
Year Ended December 31, 2005

				Notes
			Additional	Receivable	Other		Total
	Common Stock		Paid-In	from	Comprehensive	Accumulated	Stockholders’
	Shares	Par Value	Capital	Stockholders	Income (Loss)	Deficit	Deficit
	(In thousands)

Balances at December 31, 2004	8,004	$80	$—	$(740)	$—	$(103,591)	$(104,251)
Accretion of preferred stock	—	—	—	—	—	(2,419)	(2,419)
Preferred stock dividends	—	—	(1,423)	—	—	(10,468)	(11,891)
Issuance of notes receivable from stockholders	—	—	—	(79)	—	—	(79)
Issuance of common stock in connection with acquisition	40	1	90	—	—	—	91
Issuance of restricted stock	65	1	(1)	—	—	—	—
Issuance of common stock from stock option exercises	1,103	11	1,127	—	—	—	1,138
Issuance of common stock from warrant exercises	395	4	60	—	—	—	64
Issuance of common stock in connection with series F preferred stock option unit exercise	111	1	35	—	—	—	36
Issuance of common stock in connection with series F preferred stock warrant unit exercise	39	—	13	—	—	—	13
Forfeiture of common stock options by employees	—	—	—	—	—	—	—
Amortization of deferred compensation	—	—	99	—	—	—	99
Net income	—	—	—	—	—	16,465	16,465

Comprehensive income	—	—	—	—	—	16,465	16,465

Balances at December 31, 2005	9,757	$98	$—	$(819)	$—	$(100,013)	$(100,734)

The accompanying notes are an integral part of these consolidated financial statements

MedAssets, Inc.

Consolidated Statements of Stockholders’ Deficit
Year Ended December 31, 2006

				Notes
			Additional	Receivable	Other		Total
	Common Stock		Paid-In	from	Comprehensive	Accumulated	Stockholders’
	Shares	Par Value	Capital	Stockholders	Income (Loss)	Deficit	Deficit
	(In thousands)

Balances at December 31, 2005	9,757	$98	$—	$(819)	$—	$(100,013)	$(100,734)
Accretion of preferred stock	—	—	—	—	—	(670)	(670)
Preferred stock dividends	—	—	(9,811)	—	—	(4,232)	(14,043)
Issuance of notes receivable from stockholders	—	—	—	(43)	—	—	(43)
Issuance of restricted stock	10	—	—	—	—	—	—
Issuance of common stock from stock option exercises	2,153	22	4,106	—	—	—	4,128
Issuance of common stock from warrant exercises	1,567	15	75	—	—	—	90
Issuance of common stock in connection with series F preferred stock option unit exercise	2	—	1	—	—	—	1
Forfeiture of series F preferred stock	—	—	(1)	—	—	—	(1)
Repurchase of common stock warrants	—	—	(20)	—	—	(230)	(250)
Dividend payable	—	—	—	—	—	(70,000)	(70,000)
Stock compensation expense	—	—	3,479	—	—	—	3,479
Excess tax benefit from stock option exercises	—	—	3,690	—	—	—	3,690
Reclass to share-based payment liability	(68)	(1)	(1,519)	—	—	—	(1,520)
Other comprehensive income (net of tax)	—	—	—	—	56	—	56
Net income	—	—	—	—	—	8,611	8,611

Comprehensive income	—	—	—	—	56	8,611	8,667

Balances at December 31, 2006	13,421	$134	$—	$(862)	$56	$(166,534)	$(167,206)

The accompanying notes are an integral part of these consolidated financial statements.

MedAssets, Inc.

Consolidated Statements of Stockholders’ Deficit
Six Months Ended June 30, 2007 (Unaudited)

				Notes
			Additional	Receivable	Other		Total
	Common Stock		Paid-In	from	Comprehensive	Accumulated	Stockholders’
	Shares	Par Value	Capital	Stockholders	Income (Loss)	Deficit	Deficit
	(In thousands)

Balances at December 31, 2006	13,421	$134	$—	$(862)	$56	$(166,534)	$(167,206)
Cumulative adjustment in connection with FIN 48	—	—	—	—	—	(1,316)	(1,316)
Preferred stock dividends	—	—	(2,112)	—	—	(5,534)	(7,646)
Issuance of notes receivable from stockholders	—	—	—	(71)	—	—	(71)
Issuance of restricted stock	10	—	—	—	—	—	—
Issuance of common stock in connection with acquisition	20	—	167	—	—	—	167
Issuance of common stock from stock option exercises	52	1	137	—	—	—	138
Issuance of common stock from warrant exercises	10	—	83	—	—	—	83
Stock compensation expense	—	—	1,706	—	—	—	1,706
Reclass from share-based payment liability	—	—	19	—	—	—	19
Other comprehensive income (net of tax)	—	—	—	—	272	—	272
Net income		—	—	—	—	6,163	6,163

Comprehensive income					272	6,163	6,435

Balances at June 30, 2007 (unaudited)	13,513	$135	$—	$(933)	$328	$(167,221)	$(167,691)

The accompanying notes are an integral part of these consolidated financial statements.

MedAssets Inc.

Consolidated Statements of Cash Flows

	Years Ended December 31,				Six Months Ended June 30,
	2004		2005	2006	2006	2007
					(Unaudited)
	(In thousands)
Operating activities
Net income		$2,084	$16,465	$8,611	$4,616	$6,163
Loss from discontinued operations		383	—	—	—	—
(Gain) on sale of discontinued operations		(192)	—	—	—	—

Income from continuing operations:		2,275	16,465	8,611	4,616	6,163
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Bad debt expense		394	769	755	133	73
Impairment of property and equipment (Note 2)		—	368	248	—	—
Depreciation		1,797	3,257	4,907	2,184	3,476
Amortization of intangibles		8,374	7,827	12,398	6,137	6,368
(Gain) loss on sale of assets		—	—	41	(9)	3
Noncash stock compensation expense (Note 10)		200	423	3,655	244	1,597
Excess tax benefit from exercise of stock options (Notes 10 and 11)		—	—	(3,532)	—	—
Amortization of debt issuance costs		1,146	951	520	278	167
Noncash stock compensation for services (Note 8 and 9)		1,248	1,488	1,316	42	109
Noncash interest expense, net		509	462	487	266	244
Impairment of debt issuance costs		1,629	1,924	2,158	—	—
Impairment of intangibles (Notes 4 and 5)		743	—	4,274	4,000	1,195
Deferred income tax benefit (Note 11)		612	(11,011)	(13,541)	(9,786)	2,909
Changes in assets and liabilities, net of acquisitions:
Accounts receivable, net		(4,301)	(7,231)	(2,188)	(1,244)	3,186
Prepaid expenses and other assets		(711)	(1,876)	(747)	715	(1,434)
Other long-term assets		1,014	1,100	47	73	(723)
Accounts payable		770	2,133	5,012	(1,616)	(4,311)
Accrued revenue share obligations and rebates		9,084	3,594	(106)	(1,610)	3,369
Accrued payroll and benefits		985	2,479	2,085	5	(2,935)
Other accrued expenses		236	636	(459)	928	(969)
Deferred revenue		(105)	4,856	185	(374)	(2,548)

Net cash provided by operating activities		25,899	28,614	26,126	4,982	15,939
Cash used in discontinued operations		(1,372)	—	—	—	—

Net cash provided by operations		24,527	28,614	26,126	4,982	15,939

Investing activities
Purchases of property and equipment		(4,416)	(7,694)	(10,748)	(4,526)	(6,005)
Acquisitions, net of cash acquired (Note 5)		(595)	(3,615)	(78,552)	(73,831)	(19,316)
Proceeds from sale of discontinued operations (Note 14)		869	—	—	—	—

Cash used in investing activities		(4,142)	(11,309)	(89,300)	(78,357)	(25,321)

Financing activities
(Increase) decrease in restricted cash		—	(3,561)	3,561	3,561	—
Proceeds from notes payable		65,639	91,500	195,271	25,000	10,188
Repayment of notes payable and capital lease obligations		(49,122)	(60,313)	(115,491)	(14,517)	(1,053)
Repayment of notes payable, discontinued operations		(4,695)	—	—	—	—
Repayment of finance obligation		(634)	(634)	(641)	(317)	(326)
Debt issuance costs		(4,528)	(1,773)	(2,135)	(63)	—
Excess tax benefit from exercise of stock options (Notes 10 and 11)		—	—	3,532	—	—
Purchase of series C preferred stock (Note 8)		(9,000)	(9,000)	—	—	—
Payment of series C dividends (Note 8)		(2,839)	(4,062)	—	—	—
Payment of dividend (Note 8)		—	—	(70,000)	—	—
Issuance of note receivable to stockholders		(15)	(79)	(25)	—	(71)
Issuance of series C-1 preferred stock (Note 8)		—	8,901	—	—	—
Issuance of series F preferred stock (Note 8)		268	652	12	—	—
Issuance of common stock (Note 10)		540	1,250	4,218	383	221

Cash (used) in provided by financing activities		(4,386)	22,881	18,302	14,047	8,959

Net increase (decrease) in cash and cash equivalents		15,999	40,186	(44,872)	(59,328)	(423)
Cash and cash equivalents, beginning of period		12,146	28,145	68,331	68,331	23,459

Cash and cash equivalents, end of period		$28,145	$68,331	$23,459	$9,003	$23,036

Supplemental disclosure of non-cash investing and financing activities
Issuance of restricted common stock for services received		$50	$149	$118		$83

Issuance of common stock warrants — services received		20	—	—	—	83

Issuance of series H preferred stock — acquisition		—	—	11,625	—	—

Issuance of common stock — acquisition		—	92	—	—	—

Issuance of series I preferred stock — acquisition	$		$—	$—	$—	$29,142

MedAssets, Inc.

Notes to Consolidated Financial Statements

1.	DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

We provide technology-enabled products and services which together deliver solutions designed to improve operating margin and cash flow for hospitals and health systems. Our customer-specific solutions are designed to efficiently analyze detailed information across the spectrum of revenue cycle and spend management processes of hospitals and health systems. Our solutions integrate with existing operations and enterprise software systems of our customers and provide significant and sustainable financial improvement with minimal upfront costs or capital expenditures. Our operations and customers are primarily located throughout the United States.

Basis of Presentation

The consolidated financial statements include the accounts of MedAssets, Inc. and our wholly owned subsidiaries. All significant intercompany accounts have been eliminated in consolidation.

Unaudited Interim Financial Information

The accompanying unaudited interim consolidated balance sheet as of June 30, 2007, the consolidated statements of income for the six months ended June 30, 2006 and 2007, the consolidated statements of cash flows for the six months ended June 30, 2006 and 2007 and the consolidated statement of stockholders’ deficit for the six months ended June 30, 2007 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of the Company’s statement of financial position at June 30, 2007, its results of operations and its cash flows for the six months ended June 30, 2006 and 2007. The results for the six months ended June 30, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in our 2004, 2005 and 2006 consolidated financial statements have been reclassified to conform to the 2007 presentation.

Cash and Cash Equivalents

All highly liquid investments purchased with original maturities of three months or less at the date of purchase are carried at fair value and are considered to be cash equivalents.

Restricted Cash

The carrying amount of any cash and cash equivalents is restricted as to withdrawal or use for purposes other than current operations. Restricted Cash was $3,561,000, zero and $20,000 as of December 31, 2005, 2006 and June 30, 2007, respectively. Restricted cash as of December 31, 2005 was designated by our

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

commercial creditors to pay for legal expenses related to a specific legal case in which we were involved. This case is further described in Note 7 below.

Financial Instruments

The carrying amount reported in the balance sheet for trade accounts receivable, trade accounts payable, accrued revenue share obligations and rebates, accrued payroll and benefits, and other accrued expenses approximate fair values due to the short maturities of the financial instruments.

The carrying amount of notes payable is presented at fair value, and interest expense is accrued on notes outstanding. The current portion of notes payable represents the portion of notes payable due within one year of the period end.

Revenue Recognition

Net revenue consists primarily of (a) administrative fees reported under contracts with manufacturers and distributors, (b) other service fee revenue that is comprised of (i) consulting revenues received under fixed-fee service contracts; (ii) subscription and implementation fees received under our ASP agreements; (iii) transaction fees received under service contracts; and (iv) software related fees.

In accordance with Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”), all revenue is recognized when 1) there is a persuasive evidence of an arrangement; 2) the fee is fixed or determinable; 3) services have been rendered and payment has been contractually earned, and 4) collectibility is reasonably assured.

Administrative Fees

Administrative fees are generated under contracted purchasing agreements with manufacturers and distributors of healthcare products and services (“vendors”). Vendors pay administrative fees to us in return for the provision of aggregated sales volumes from hospitals and health systems that purchase products qualified under our contracts. The administrative fees paid to us represent a percentage of the purchase volume of our hospitals and healthcare system customers.

We earn administrative fees in the quarter in which the respective vendors report customer purchasing data to us, usually a month or a quarter in arrears of actual customer purchase activity. The majority of our vendor contracts disallow netting product returns from the vendors’ administrative fee calculations in periods subsequent to their reporting dates. The vendors that are not subject to this requirement supply us with sufficient purchase and return data needed for us to build and maintain an allowance for sales returns.

Revenue is recognized upon the receipt of vendor reports as this reporting proves that the delivery of product or service has occurred, the administrative fees are fixed and determinable based on reported purchasing volume, and collectibility is reasonably assured. Our customer and vendor contracts substantiate persuasive evidence of an arrangement.

Certain hospital and healthcare system customers receive revenue share payments (“Revenue Share Obligations”). These obligations are recognized according to the customers’ contractual agreements with our GPO as the related administrative fee revenue is recognized. In accordance with EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, these obligations are netted against the related gross administrative fees, and are presented on the accompanying statement of operations as a reduction to arrive at total net revenue on our consolidated statement of operations.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

Other Service Fees

Consulting Fees

We generate revenue from fixed-fee consulting contracts. Revenue under these fixed-fee arrangements is recognized as services are performed and deliverables are provided, provided all other elements of SAB 104 are met.

Consulting Fees with Performance Targets

We generate revenue from consulting contracts that also include performance targets. We utilize a contingency-adjusted performance model under which we recognize revenue as services are performed. However, to the extent that any revenue is subject to contingency for the non-achievement of a performance target, the revenue is deferred and recognized pro rata as the performance target is achieved and the applicable contingency is released as evidenced by customer acceptance. All revenues are fixed and determinable prior to recognition in the financial statements.

Subscription and Implementation Fees

We follow the revenue recognition guidance prescribed in EITF 00-03, Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware, for our ASP-based solutions. Our customers are charged upfront fees for implementation and host subscription fees for access to web-based services. Our customers have access to our software applications while the data is hosted and maintained on our servers. Our customers do not take physical possession of the software applications. Revenue from monthly hosting arrangements and services is recognized on a subscription basis over the period in which our customer uses the product. Implementation fees are typically billed at the beginning of the arrangement and recognized as revenue over the greater of the subscription period or the estimated customer relationship period. We currently estimate the customer relationship period at four to five years for our ASP-based Revenue Cycle Management solutions. Contract subscription periods range from two to six years from execution.

Transaction Fees

We generate revenue from transactional-based service contracts. Revenue under these arrangements is recognized as services are performed and deliverables are provided, provided all other elements of SAB 104 are met.

Software-Related Fees

We license and market certain software products. Software revenues are derived from three primary sources: (i) software licenses, (ii) software support, and (iii) services, which include consulting, implementation and training services. We recognize revenue for our software arrangements under the guidance of Statement of Position 97-2, Software Revenue Recognition (“SOP 97-2”).

We are unable to establish vendor-specific objective evidence (“VSOE”) for any of the elements offered in our multi-element software arrangements. In addition, the majority of our software licenses are for a term of one year, also resulting in undeterminable VSOE. Given that VSOE can not be determined for the separate elements of these arrangements, the entire arrangement fees are recognized ratably over the period in which the services are expected to be performed or over the software support period, whichever is longer, beginning with the delivery and acceptance of the software, provided all other revenue recognition criteria are met.

For software arrangements that do not qualify for separate accounting as service transactions under SOP 97-2, the software license revenue is generally recognized together with the services revenue based on

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

contract accounting prescribed by SOP No. 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (“SOP 81-1”) using a proportionate-performance method. For other related services, such as additional training, consulting, maintenance renewals, or other services, revenue is recognized as services are performed, under the guidance of SAB 104.

Combined Services

We offer combined service arrangements whereby various products and services are marketed together as enterprise deals. The fees for these arrangements are normally structured on a fee-for-service basis, a total fixed-fee basis, a fee structure based solely on administrative fees, or a contingency-based performance model. Because these engagements involve multiple elements, the related revenue is recognized in accordance with EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). Revenue is recognized on each unit of accounting as services are rendered, and in accordance with each unit’s respective stand-alone revenue recognition method in the ordinary course of business. If the fair value of any undelivered elements can not be objectively or reliably determined, then the units are collapsed to a single unit of accounting. Revenue is recognized on the combined deliverables as services are performed and deliverables are provided, provided all other elements of SAB 104 are met.

We also enter into enterprise agreements with customers that include overall performance targets. We utilize a contingency-adjusted performance model to recognize revenue for these combined service offerings, as described previously under “Fixed-fee Consulting Engagements with Performance Targets.”

Other

Other fees are primarily earned for our annual customer and vendor meeting. Fees for our annual meeting are recognized when the meeting is held and related obligations are performed.

Deferred Implementation Costs

We capitalize direct costs incurred during implementation of our ASP and certain of our software services. Such deferred costs are limited to the related nonrefundable implementation revenue. Deferred implementation costs are amortized over the expected period of benefit, which is the greater of the contracted subscription period or the customer relationship period. The current and long term portions of deferred implementation costs are included in “Prepaid expense and other current assets” and “Other assets,” respectively in the accompanying consolidated balance sheets.

Property and Equipment

Property and equipment are stated at cost and include the capitalized portion of product development costs. Depreciation of property and equipment (which includes amortization of capitalized software) is computed on the straight-line method over the estimated useful lives of the assets which range from three to ten years. The building and related retail space, described in Note 6 under “Finance Obligation,” are amortized over the estimated useful life of 30 years on a straight-line basis.

We evaluate the impairment or disposal of our property and equipment in accordance with the provisions of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”). Under SFAS No. 144, we evaluate the recoverability of property and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, or whenever management has committed to an asset disposal plan. Whenever the aforementioned indicators occur, recoverability is determined by comparing the net carrying value of an asset to its undiscounted cash flows. We recognized impairment charges to write down certain software assets in the years

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

ended December 31, 2005 and 2006. See Note 2 for further details. We did not have an impairment of the carrying value of our fixed assets in the six months ended June 30, 2007.

Product Development Costs

Our product development costs include expenses incurred in the application development stage or prior to technological feasibility being reached and are expensed as incurred. Internal-use software development costs are capitalized in accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (“SOP 98-1”). External-use software development costs are capitalized when the technological feasibility of a software product has been established in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed (“SFAS No. 86”). Capitalized software costs are amortized on a straight-line basis over the estimated useful lives of the related software applications of up to four years. We periodically evaluate the useful lives of our capitalized software costs.

Intangible Assets — Indefinite Life

For identified intangible assets acquired in business combinations, we allocate purchase consideration based on the fair value of intangible assets acquired in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations (“SFAS No. 141”).

As of December 31, 2005 and 2006, and June 30, 2007, intangible assets with indefinite lives consist of goodwill and a trade name. See Note 3 for further details.

We account for our intangible assets in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). In accordance with SFAS No. 142, we do not amortize goodwill or intangible assets with indefinite lives. We perform an impairment test of these assets annually. See Note 3 for further details of this process. If the carrying value of the assets is deemed to be impaired, the amount of the impairment recognized in the financial statements is determined by estimating the fair value of the assets and recording a loss for the amount that the carrying value exceeds the estimated fair value.

We did not recognize any goodwill or indefinite-lived intangible asset impairments in the periods ending December 31, 2005 and 2006, and June 30, 2007.

Intangible Assets — Definite Life

The intangible assets with definite lives are comprised of our customer base, developed technology, employment agreements, non-compete agreements and certain tradename assets. See Note 4 for further details.

Intangible assets with definite lives are amortized over their estimated useful lives. We evaluate the useful lives of our intangible assets with definite lives on an annual basis. Costs related to our customer base are amortized over the period and pattern of economic benefit that is expected from the customer relationship. Customer base intangibles have estimated useful lives that range from five years to fourteen years. Costs related to developed technology are amortized on a straight-line basis over a useful life of three to seven years. Costs related to employment agreements and non-compete agreements are amortized on a straight-line basis over the life of the respective agreements. Costs associated with definite-lived trade names are amortized over the period of expected benefit of two to three years.

We evaluate indefinite-lived intangibles for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable.

We recognized an impairment of in-process research and development that had been acquired as part of the XactiMed, Inc. acquisition on May 18, 2007 and the Avega Health Systems, Inc. acquisition on January 1,

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

2006. The impairments approximated the value of the purchase price assigned to the in-process research and development asset in conjunction with the acquisitions. See Note 5 for description of the acquisition and subsequent impairment. We also impaired customer base and developed technology assets related to a 2005 acquisition during the year ended December 31, 2006. See Note 4 for further details on this impairment.

Deferred Revenue

Deferred revenue consists of unrecognized revenue related to advanced customer invoicing or customer payments received prior to revenue being realized and earned. Substantially all deferred revenue consists of (i) deferred administrative fees, (ii) deferred service fees (iii) deferred software and implementation fees, and (iv) other deferred fees, including receipts for our annual meeting prior to the event.

Deferred administrative fees arise when cash is received from vendors prior to the receipt of vendor reports. Vendor reports provide detail to the customer’s purchases and prove that delivery of product or service occurred. Administrative fees are also deferred when reported fees are contingent upon meeting a performance target that has not yet been achieved (see Revenue Recognition — Combined services).

Deferred service fees arise when cash is received from customers prior to delivery of service. Service fees are also deferred when the fees are contingent upon meeting a performance target that has not yet been achieved.

Deferred software and implementation fees include (i) software license fees which result from undelivered products or specified enhancements, acceptance provisions, or software license arrangements that lack VSOE and are not separable from implementation, consulting, or other services; (ii) software support fees which represent customer payments made in advance for annual software support contracts; and (iii) implementation fees that are received at the beginning of a subscription contract. These fees are deferred and amortized over the expected period of benefit, which is the greater of the contracted subscription period or the customer relationship period. Software and implementation fees are also deferred when the fees are contingent upon meeting a performance target that has not yet been achieved.

The following table summarizes the deferred revenue categories and balances as of:

	December 31,		June 30
	2005	2006	2007
	(In thousands)

Software and implementation fees	$4,941	$12,799	$13,784
Service fees	4,928	5,449	5,526
Administrative fees	4,072	4,740	2,539
Other fees	567	835	39

	14,508	23,823	21,888
Less: current portion	(11,280)	(20,605)	(16,647)

Deferred revenue	$3,228	$3,218	$5,241

Revenue Share Obligation and Rebates

We accrue obligations and rebates for certain customers according to (i) our revenue share program and (ii) our vendor rebate programs.

Revenue Share Obligation

Under our revenue share program, certain hospital and health system customers receive revenue share payments. These obligations are accrued according to contractual agreements between the GPO and the

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

hospital and healthcare customers as the related administrative fee revenue is recognized. See description of this accounting treatment under “Administrative Fees” in the “Revenue Recognition” section.

Vendor Rebates

We receive rebates pursuant to the provisions of certain vendor agreements. The rebates are earned by our hospitals and health system customers based on the volume of their purchases. We collect, process, and pay the rebates as a service to our customers. Substantially all the vendor rebate programs are excluded from revenue. The vendor rebates are accrued for active customers when we receive cash payments from vendors.

Concentration of Credit Risk

Revenue is earned primarily in the United States. The Company reviews the allowance for doubtful accounts based upon the credit risk of specific customers, historical experience and other information. An allowance for doubtful accounts is established for accounts receivable estimated to be uncollectible and is adjusted periodically based upon management’s evaluation of current economic conditions, historical experience and other relevant factors that, in the opinion of management, deserve recognition in estimating such allowance.

Additionally, we have a concentration of credit risk arising from cash deposits held in excess of federally insured amounts.

Share-Based Compensation (Note 10)

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123(R) (“SFAS No. 123(R)”), Share-Based Payment. This statement requires companies to recognize the cost (expense) of all share-based payment transactions in the financial statements. We expense employee share-based compensation using fair value based measurement over an appropriate requisite service period on an accelerated basis. Share-based payments to non-employees must be expensed based on the fair value of goods or services received, or the fair value of the equity instruments issued, whichever is more evident. We record this non-employee share-based compensation at fair value at each reporting period or until the earlier of (i) the date that performance by the counterparty is complete or the date that the counterparty has committed to performance or (ii) the awards are fully vested. We generally base the fair value of our stock awards on the appraised value of our common stock.

We adopted the provisions of SFAS No. 123(R) effective January 1, 2006 under the “modified-prospective” method. Under this treatment method, we only applied the provisions of SFAS No. 123(R) to share-based payments granted on or subsequent to January 1, 2006, and to the unvested portion of outstanding share-based payments existing on January 1, 2006.

For the year ended December 31, 2005, we measured non-cash compensation expense for our employee share-based compensation plans using the intrinsic value method in accordance with the provisions of Accounting Principles Board Statement No. 25, Accounting for Stock Issued to Employees (“APB 25”) and provided pro forma disclosures of net income and net income per share as if a fair value-based method had been applied in measuring compensation expense in accordance with the provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”).

Derivative Financial Instruments

Derivative instruments are accounted for in accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”). SFAS No. 133 requires companies to recognize derivative instruments as either assets or liabilities in the balance sheet at fair value.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

In November 2006, we entered into a three-year interest rate swap agreement which expires in December 2009. The swap is designated as a highly effective cash flow hedge and effectively converts a portion of our floating-rate debt to a fixed-rate base, thus reducing the impact of future interest expense fluctuations due to potential interest rate variability. We account for the hedge at fair value on the balance sheet.

Changes in the swap’s fair value are reported as a component of other comprehensive income. See Note 6 for further discussion regarding our outstanding borrowings and the interest rate swap.

In March 2004, we entered into an interest rate cap in connection with a debt financing. See Note 6 for further discussion regarding the interest rate cap.

On July 2, 2007, we amended our existing credit agreement and added $150,000,000 in to our existing Senior Term debt. Subsequent to this amendment, we entered into an additional interest rate swap with a notional amount of $75,000,000 which effectively converts a portion of the notional amount of the variable rate term loan to a fixed rate debt. See Note 15 for additional information related to this subsequent event.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Income tax expense is comprised of the tax payable for the period and the change in deferred income tax assets and liabilities during the period. A valuation allowance for deferred tax assets is recorded when it is more likely than not that the benefit from the deferred tax asset will not be realized.

Basic and Diluted Net Income and Loss Per Share

Basic net income or loss per share is computed using the weighted-average number of shares of common stock outstanding. Diluted income per share is calculated using potentially issued stock that could cause a dilutive effect to net income per share. Our dilutive securities include shares of Preferred Stock, and unexercised options to purchase common stock and warrants to purchase common stock.

Diluted net loss per common share is the same as basic net loss per share for the years ended December 31, 2004, December 31, 2006 and for the six months ended June 30, 2006 and 2007, since the effect of any potentially dilutive securities was excluded as they were anti-dilutive due to our net loss attributable to common stockholders. The total number of weighted average shares excluded from the diluted net loss per share calculation (relating to these potentially diluting securities) was approximately 23,086,000 and 24,980,000 shares for the years ended December 31, 2004 and 2006 and approximately 23,163,000 and 23,064,000 for the six months ended June 30, 2006 and 2007, respectively.

Recent Accounting Pronouncements

How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement.

In June 2006, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 06-03, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross Versus Net Presentation) (“EITF No. 06-03”). EITF No. 06-03 provides that the presentation of any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer on either a gross basis (included in revenues and costs of revenues) or a net basis (excluded from revenues) is an accounting policy decision that should be disclosed in accordance with Accounting Principles Board (APB) Opinion No. 22, Disclosure of Accounting Policies.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

EITF No. 06-03 became effective in our first fiscal quarter of 2007. We currently record such taxes on a net basis. The adoption of EITF No. 06-03 did not have a significant impact on our financial positions, results of operation or cash flows.

Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It applies to all tax positions related to income taxes subject to FASB Statement No. 109, Accounting for Income Taxes. FIN 48 is effective for fiscal years beginning after December 15, 2006. Based on its implementation guidance, we adopted the provisions of FIN 48 on January 1, 2007. The adoption of this standard required us to derecognize deferred tax assets of $1,002,000 related to uncertain tax positions and recognize a deferred tax liability of $314,000. The cumulative impact of $1,316,000 was a reduction in our retained earnings for the six months ended June 30, 2007.

Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements

In September 2006, the SEC released Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, (SAB No. 108). SAB No. 108 was issued to provide guidance on how to quantify the effects of prior year financial statement misstatements in current year financial statements.

SAB No. 108 establishes the Dual Approach Method for quantification of financial statement misstatements based upon the effects of the misstatements on each of the company’s financial statement and the related financial statement disclosures. The Dual Approach combines the two most widely used methods of quantifying such misstatements, the Roll Over Approach and the Iron Curtain Approach. The Roll Over Approach quantifies a misstatement based on the amount of the error originating in the current year income statement, ignoring the effects of correcting the prior year error still residing in the current year balance sheet. The Iron Curtain Method quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the year of origin. The Dual Approach Method requires quantification of the effect of correcting both the current year income statement misstatement (Roll Over) and the effect of correcting the current year balance sheet misstatement (Iron Curtain). SAB No. 108 also provides guidance for disclosure.

SAB No. 108 is effective for fiscal years ending after November 15, 2006. We adopted SAB No. 108 on December 31, 2006. The adoption had no effect on our consolidated financial statements.

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, Fair Value Measurements (“SFAS No. 157”). This Statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. It is effective for financial statements issued for fiscal years beginning subsequent to November 15, 2007, and should be applied prospectively. Based on its implementation guidance, we will adopt the provisions of SFAS No. 157 on January 1, 2008.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued Statement of Financial Accounting Standard No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”), which permits all entities to choose to

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

measure at fair value, eligible financial instruments and certain other items that are not currently required to be measured at fair value. The election to measure eligible instruments at fair value can be done on an instrument by instrument basis, is irrevocable and can only be applied to the entire instrument. Changes in fair value for subsequent measurements will be recognized as unrealized gains or losses in earnings at each subsequent reporting date. SFAS No. 159 also establishes additional disclosure requirements. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of SFAS No. 159 on our consolidated financial statements.

Stock Splits (Notes 9 and 10)

In December 2006, our Board of Directors (the “Board”) approved a 1-for-2,000 reverse stock split of the Company’s outstanding shares of common stock. The reverse stock split became effective on December 26, 2006, but was subsequently superseded by a 2000-for-1 stock split that occurred in May 2007. In May 2007, our Board approved a 2000-for-1 stock split of the outstanding shares of our common stock. All share and per share information included in these consolidated financial statements have been adjusted to reflect this stock split, and all references to the number of common shares and the per share common share amounts have been restated to give retroactive effect to the stock split for all periods presented.

2.	PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of:

	December 31,		June 30,
	2005	2006	2007
			(Unaudited)
	(In thousands)

Land	$1,200	$1,200	$1,200
Buildings (Note 6)	7,700	7,700	7,700
Furniture and fixtures	2,073	2,862	3,321
Machinery and equipment	6,819	10,196	11,426
Leasehold improvements	432	943	1,314
Software	6,583	12,982	17,115

	24,807	35,883	42,076
Accumulated depreciation and amortization	(6,210)	(10,855)	(14,064)

Property and equipment, net	$18,597	$25,028	$28,012

We classify capitalized software costs in property and equipment. Software acquired in a business combination is classified as a developed technology intangible asset. Software cost capitalized in the years ended December 31, 2005 and 2006 amounted to approximately $4,004,000 and $6,698,000 respectively. Software costs capitalized in the six months ended June 30, 2007 amounted to $3,688,000. Accumulated amortization related to capitalized software was approximately $2,114,000, $4,207,000 and $1,803,000 at December 31, 2005, 2006 and June 30, 2007, respectively.

For the years ended December 31, 2005 and 2006, we recognized impairment charges of $368,000 and $248,000, respectively, related to the write down of software tools that we were not able to utilize. We had no other impairment charges related to property and equipment as of December 31, 2004, 2005 and 2006, or June 30, 2006 and 2007.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

3. GOODWILL AND INDEFINITE LIFE ASSETS

Goodwill and indefinite life assets consists of the following as of:

	December 31,		June 30,
	2005	2006	2007
			(Unaudited)
	(In thousands)

Indefinite Life Intangibles:
Goodwill, net	$74,305	$133,884	$168,318
Tradename	—	1,029	1,029

	$74,305	$134,913	$169,347

The changes in goodwill and indefinite life assets are summarized as follows for the years ended December 31, 2005 and 2006, and the six months ended June 30, 2007 (in thousands):

Balance, December 31, 2004	$72,662
Acquisition of Med-Data (Note 5)	1,414
Acquisition of MDSI (Note 5)	229

Balance, December 31, 2005	$74,305
Acquisition of Avega (Note 5)	44,495
Acquisition of Inobis (Note 5)	3,541
Acquisition of SSH (Note 5)	11,838
Acquisition of Dominic & Irvine (Note 5)	1,549
Insource acquisition purchase accounting adjustment (Note 11)	(1,587)
Aspen acquisition purchase accounting adjustment	(257)

Balance, December 31, 2006	$133,884
Acquisition of XactiMed (Note 5)	34,260
MDSI acquisition purchase accounting adjustment	174

Balance, June 30, 2007 (unaudited)	$168,318

In 2007, we adjusted Goodwill related to the acquisition of MDSI relating to the removal of certain contingencies called for in the purchase agreement. We paid cash of approximately $7,000 and issued 20,000 shares of common stock with a fair market value of approximately $167,000 to finalize the purchase price.

In 2006, we adjusted Goodwill related to the acquisition of Insource as the result of a deferred tax asset valuation allowance adjustment. See Note 11 for additional information. We also adjusted goodwill related to the acquisition of Aspen Acquisition LLC related to the forfeiture of certain cash and stock issued to the seller at the original acquisition date.

We acquired a tradename with a fair value of $1,029,000 as part of our acquisition of Dominic & Irvine, LLC in 2006. See Note 5 for further discussion of this acquisition. We classified the tradename as an indefinite-lived intangible asset at December 31, 2006 as we intend to perpetually utilize the tradename for our brand marketing.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

4.	OTHER INTANGIBLE ASSETS

Intangible assets with definite lives consist of the following:

	Weighted
	Average	Gross
	Amortization	Carrying	Accumulated
	Period (Years)	Amount	Amortization	Net
	(In thousands)

December 31, 2005
Customer base	7 years	$52,589	$(34,913)	$17,676
Developed technology	4 years	8,620	(4,987)	3,633
Employment agreements	2 years	406	(188)	218

	7 years	$61,615	$(40,088)	$21,527
December 31, 2006
Customer base	9 years	$78,477	$(43,645)	$34,832
Developed technology	5 years	12,486	(7,244)	5,242
Employment agreements	2 years	448	(175)	273
Beneficial lease	1.5 years	322	(193)	129
Tradename	2 years	1,192	(553)	639

	8 years	$92,925	$(51,810)	$41,115

	Weighted
	Average	Gross
	Amortization	Carrying	Accumulated
	Period (Years)	Amount	Amortization	Net
	(In thousands)

June 30, 2007 (unaudited)
Customer base	9 years	$85,277	$(47,919)	$37,358
Developed technology	5 years	21,263	(8,820)	12,443
Employment agreements	2 years	448	(266)	182
Non-compete agreements	3 years	600	(24)	576
Beneficial lease	1.5 years	322	(290)	32
Tradename	2 years	1,812	(860)	952

		$109,722	$(58,179)	$51,543

In 2006, we recognized an impairment charge of $274,000 to write down customer base and developed technology assets related to the Medical Data Specialist, Inc. acquisition in 2005. See Note 5 for further discussion of this acquisition. We impaired the intangible assets after management evaluation determined that the assets would no longer be utilized.

We acquired a tradename with a fair value totaling $620,000 as part of the acquisition of XactiMed, Inc on May 18, 2007. See Note 5 for further discussion regarding the acquisition. We estimated that the acquired tradename would only be utilized for three years, and classified the value as definite-lived intangible assets as of June 30, 2007. We recognized $24,000 in related amortization expense during the same period.

We acquired tradenames with a fair value totaling $1,192,000 as part of the acquisitions of Avega Health Systems, and Shared Services Healthcare, Inc. in 2006. See Note 5 for further discussion regarding these acquisitions. We estimated that these acquired tradenames would only be utilized for two and three years respectively, and classified their value as definite-lived intangible assets as of December 31, 2006. We recognized $553,000 in related amortization expense during the same period.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

During the years ended December 31, 2004, 2005 and 2006, we recognized approximately $8,374,000, $7,827,000 and $12,398,000, respectively in amortization expense related to its definite-lived intangible assets. During the six months ended June 30, 2006 and 2007, we recognized approximately $6,137,000 and $6,368,000 respectively in amortization expenses related to its definite-lived intangible assets. Future amortization expense of definite-lived intangibles as of June 30, 2007, is as follows:

Amount
(In thousands)

2007	$6,464
2008	10,792
2009	9,032
2010	7,115
2011	5,843
Thereafter	12,297

$51,543

5.	ACQUISITIONS

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition of all or our acquisitions in 2005, 2006 and the first six months of 2007, respectively (in thousands):

	(Unaudited)		Shared
	XactiMed	D&I	Services	Inobis	Avega	MDSI	Med-Data
	May 18,	November 1,	February 28,	February 15,	January 1,	October 31,	July 18,
	2007	2006	2006	2006	2006	2005	2005

Current assets	$4,250	$387	$39	$172	$3,423	$66	$942
Property and equipment	457	99	79	28	673	7	55
Other long term assets	82	—	14	—	—	—	60
Goodwill	34,260	1,549	11,838	3,541	44,495	403	1,414
Intangible assets	17,992	2,574	5,202	523	28,990	340	2,173

Total assets acquired	57,041	4,609	17,172	4,264	77,581	816	4,644
Current liabilities	1,523	337	258	305	12,321	63	1,176
Other long term liabilities	5,097	10	—	—	216	—	90

Total liabilities assumed	6,620	347	258	305	12,537	63	1,266

Total purchase price	$50,421	$4,262	$16,914	$3,959	$65,044	$753	$3,378

Significant Acquisitions

XactiMed, Inc. Acquisition

On May 18, 2007, through our wholly owned subsidiary XactiMed Acquisition LLC, we acquired all the outstanding stock of XactiMed, Inc. (“XactiMed”) for approximately $21,281,000 in cash (including $867,000 in acquisition related costs) and issued Series I Preferred Stock valued at approximately $29,140,000 for a total purchase price of $50,421,000. XactiMed is a provider of web-based revenue cycle solutions that help hospitals and health systems reduce the cost of managing the revenue cycle in the area of claims processing and denials management. See the table at the beginning of Note 5 for a summarization of the estimated fair values of assets acquired and liabilities assumed at the date of acquisition. XactiMed’s results of operations are

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

included in our consolidated statement of operations for all periods subsequent to the acquisition date of May 18, 2007.

Acquired intangible assets totaling $17,992,000 have a weighted average useful life of approximately 5 years. These assets include developed technology of $8,777,000 (two-year weighted-average useful life), customer base of $6,800,000 (three-year weighted-average useful life), trade name of $620,000 (one-year weighted-average useful life), non-compete agreements of $600,000 (one-year weighted-average useful life), and in-process research and development (“IPR&D”) of $1,195,000. None of the $34,260,000 of goodwill is expected to be deductible for tax purposes.

In the second quarter of 2007, we recognized an impairment charge of $1,195,000, which represented XactiMed’s IPR&D projects that had not reached a point where the related product or products were available for general release and had no alternative future use as of the acquisition date. The value assigned to this IPR&D was determined by considering the importance of each project to our overall development plan, estimating costs to develop the purchased IPR&D into commercially viable products and estimating and discounting the net cash flows resulting from the projects when completed.

We have estimated the fair value of the service obligation assumed from XactiMed in connection with the acquisition. This service obligation represents our acquired commitment to provide continued software and services for customer relationships that existed prior to the acquisition whereby the requisite service period has not yet expired. The estimated fair value of the obligation and other future services was determined utilizing a cost build-up approach. The cost build-up approach determines fair value by estimating the costs related to fulfilling the obligation plus a normal profit margin. The sum of the costs and operating profit approximates the amount that we would be required to pay a third party to assume the service obligation. The estimated costs to fulfill the obligation were based on the historical direct costs related to providing the related services. We did not include any costs associated with selling efforts or research and development or the related fulfillment margins on these costs. As a result of allocating the acquisition purchase price, we recorded an adjustment to reduce the carrying value of XactiMed’s May 18, 2007 deferred revenue by approximately $2,900,000 to an amount representing our estimate of the fair value of service obligation assumed.

Avega Health Systems, Inc. Acquisition

On January 1, 2006, we acquired all of the outstanding stock of Avega Health Systems, Inc. (“Avega”) for approximately $53,419,000 in cash (including approximately $711,000 in acquisition costs) and issued Series H Preferred Stock valued at approximately $11,625,000 for a total purchase price of $65,044,000. Avega is a provider of decision support software and services to the healthcare industry. See the table at the beginning of Note 5 for a summary of the estimated fair values of assets acquired and liabilities assumed at the date of acquisition. Avega’s results of operations are included in our consolidated statement of operations for all periods subsequent to the acquisition date of January 1, 2006.

Acquired intangible assets totaling $28,990,000 have a weighted average useful life of approximately 11 years. These assets include developed technology of $3,900,000 (one-year weighted-average useful life), customer base of $19,800,000 (ten-year weighted-average useful life), trade name of $1,000,000 (weighted-average useful life of less than one year), beneficial lease of $290,000 (weighted-average useful life of less than one year), and IPR&D of $4,000,000. All of the $44,495,000 of goodwill is expected to be deductible for tax purposes.

In the first quarter of 2006, we recognized an impairment charge of $4,000,000, which represented Avega’s IPR&D projects that had not reached a point where the related product or products were available for general release and had no alternative future use as of the acquisition date. The value assigned to this IPR&D was determined by considering the importance of each project to our overall development plan, estimating

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

costs to develop the purchased IPR&D into commercially viable products and estimating and discounting the net cash flows resulting from the projects when completed.

We have estimated the fair value of the service obligation assumed from Avega in connection with the acquisition. This service obligation represents our acquired commitment to provide continued software and services for customer relationships that existed prior to the acquisition whereby the requisite service period has not yet expired. The estimated fair value of the obligation and other future services was determined utilizing a cost build-up approach. The cost build-up approach determines fair value by estimating the costs related to fulfilling the obligation plus a normal profit margin. The sum of the costs and operating profit approximates the amount that we would be required to pay a third party to assume the service obligation. The estimated costs to fulfill the obligation were based on the historical direct costs related to providing the related services. We did not include any costs associated with selling efforts or research and development. As a result of allocating the acquisition purchase price, we recorded an adjustment to reduce the carrying value of Avega’s January 1, 2006 deferred revenue by approximately $5,600,000 to an amount representing our estimate of the fair value of service obligation assumed.

Unaudited Pro Forma Financial Information

The unaudited financial information in the table below summarizes the combined results of operations of MedAssets and significant acquired companies (XactiMed and Avega) on a pro forma basis as though the companies had been combined as of the beginning of each period and related comparable period from the period of acquisition. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisitions had taken place at the beginning of each of the periods presented.

	Year Ended December 31,		Six Months Ended June 30,
	2005	2006	2006	2007
	(In thousands)

Net revenue	$119,894	$146,234	$77,525	$91,428
Net income	9,551	8,609	1,713	5,073
Preferred stock dividends and accretion	(15,240)	(14,713)	(8,451)	(8,344)
Net (loss) income attributable to common stockholders	(5,689)	(6,104)	(6,738)	(3,271)
Basic and diluted net income per share attributable to common stockholders	$(.66)	$(.56)	$(.68)	$(.24)

Other Acquisitions

Dominic and Irvine Acquisition

On November 1, 2006, we, through our wholly owned subsidiary MedAssets Supply Chain Systems, LLC, acquired certain assets and liabilities of Dominic and Irvine, LLC (“D&I”) for approximately $4,262,000 in cash (including approximately $262,000 in estimated acquisition costs). D&I is a provider of market research services in the healthcare industry. See the table at the beginning of Note 5 for a summarization of the estimated fair values of assets acquired and liabilities assumed at the date of acquisition. The results of operations of D&I are included in our consolidated statement of operations for all periods subsequent to the acquisition date of November 1, 2006.

The asset purchase agreement includes provisions for additional acquisition consideration contingent on earn-out thresholds defined in the agreement. Any additional consideration issued prior to the end date of the earn-out will result in an adjustment to the purchase price and will be allocated to the intangible assets of

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

D&I. From the purchase date through the year ended December 31, 2006, no additional consideration had been issued.

Acquired intangible assets totaling $2,574,000 have a weighted average useful life of approximately eight years. The intangible assets that make up that amount include developed technology of $224,000 (1 year weighted-average useful life), customer base of $1,097,000 (eight-year weighted-average useful life), an employment agreement of $224,000 (weighted-average useful life of less than one year) and an indefinite lived tradename of $1,029,000. All of the $1,549,000 of goodwill is expected to be deductible for tax purposes.

Shared Services Healthcare, Inc. Acquisition

On February 28, 2006, we, through our wholly owned subsidiary Savannah Acquisition LLC, acquired certain assets and liabilities of Shared Services Healthcare, Inc. (“Shared Services”) for approximately $16,914,000 in cash (including approximately $134,000 in acquisition costs). See the table at the beginning of Note 5 for a summarization of the estimated fair values of assets acquired and liabilities assumed at the date of acquisition. Shared Services’ results of operations are included in our consolidated statement of operations for all periods subsequent to the acquisition date of February 28, 2006 Shared Services is a provider of supply chain contracting and consulting services to the healthcare industry. Prior to its acquisition, Shared Services was an affiliate-partner with our supply chain business. As such, we had access to Shared Services’ customer purchases, and the customers in turn were able to utilize our purchase contracts. We compensated Shared Services mainly through revenue share generated from these customer purchases. No settlement gain or loss was realized from the preexisting relationship.

Acquired intangible assets totaling $5,202,000 have a weighted average useful life of approximately 11 years. The intangible assets that make up that amount include customer base of $5,010,000 (11-year weighted-average useful life), and tradename of $192,000 (weighted-average useful life of less than one year). All of the $11,838,000 of goodwill is expected to be deductible for tax purposes.

Inobis, LLC Acquisition

On February 15, 2006, we, through our wholly owned subsidiary MedAssets Analytical Services, LLC, acquired certain assets and liabilities of Inobis, LLC (“Inobis”) for approximately $3,959,000 in cash (including approximately $158,000 in acquisition costs). Inobis is a provider of supply chain consulting and technology services to the healthcare industry. See the table at the beginning of Note 5 for a summarization of the estimated fair values of assets acquired and liabilities assumed at the date of acquisition. The results of operations of Inobis are included in our consolidated statement of operations for all periods subsequent to the acquisition date of February 15, 2006.

Acquired intangible assets totaling $523,000 have a weighted average useful life of approximately six years. The intangible assets that make up that amount include developed technology of $362,000 (three-year weighted-average useful life) and customer base of $161,000 (three-year weighted-average useful life). All of the $3,541,000 of goodwill is expected to be deductible for tax purposes.

Medical Data Specialist, Inc. Acquisition

On October 31, 2005, we, through our wholly owned subsidiary MDSI Acquisition, LLC, acquired certain assets and liabilities of Medical Data Specialist, Inc. (“MDSI”) for approximately $487,000 in cash (including approximately $35,000 in acquisition costs) and issued common stock valued at $92,000 for the total purchase price of $579,000. See Note 10 for further discussion of this stock issuance. MDSI is a provider of supply chain and technology services to the healthcare industry. See the table at the beginning of Note 5 for a summarization of the estimated fair values of assets acquired and liabilities assumed at the date of acquisition.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

The results of operations of MDSI are included in our consolidated statement of operations for all periods subsequent to the acquisition date of October 31, 2005.

The asset purchase agreement included provisions to withhold approximately $20,000 in cash and common stock valued at approximately $46,000 at the acquisition date. In June 2007, the contingent events defined in the purchase agreement were achieved and we paid an additional $174,000 in purchase consideration to the former owners of MDSI. We paid approximately $7,000 in cash and issued 20,000 shares of our common stock valued at approximately $167,000 as of June 2007. The additional consideration resulted in an adjustment to the purchase price and was allocated to the goodwill of MDSI. Except for the payment noted above, no other additional consideration has been paid related to this acquisition from the purchase date through the six months ended June 30, 2007. As of June 30, 2007, the contingent events defined in the purchase agreement have been satisfied and we are no longer obligated to pay additional consideration related to this acquisition in the future.

The adjusted total purchase price of MDSI, taking into account this additional contingent consideration paid as of June 30, 2007, was $753,000, consisting of $494,000 in cash (including $35,000 of acquisition costs) and issued common stock valued at $259,000.

Acquired intangible assets totaling $340,000 have a weighted average useful life of approximately five years. The intangible assets that make up that amount include developed technology of $160,000 (two-year weighted-average useful life) and customer base of $180,000 (three-year weighted-average useful life). All of the $404,000 of goodwill is expected to be deductible for tax purposes.

Med-Data Acquisition

On July 18, 2005, we, through our wholly owned subsidiary Project Metro Acquisition, LLC, acquired certain assets and liabilities of Med-Data Management, Inc. (“Med-Data”) for approximately $3,378,000 in cash (including approximately $144,000 in acquisition costs). Med-Data is a provider of revenue cycle and chargemaster management consulting and software services to the healthcare industry. See the table at the beginning of Note 5 for a summarization of the estimated fair values of assets acquired and liabilities assumed at the date of acquisition. The results of operations of Med-Data are included in our consolidated statement of operations for all periods subsequent to the acquisition date of July 18, 2005.

The asset purchase agreement included provisions for additional acquisition consideration contingent on earn-out thresholds defined in the agreement. Any additional consideration issued will result in an adjustment to the purchase price and will be allocated to the intangible assets of Med-Data. From the purchase date through the year ended December 31, 2006 and 2005, respectively, no additional consideration had been issued. The earn-out period ended on June 30, 2007 and no additional consideration is due based on our preliminary calculations of the earn-out criteria. The final settlement will occur prior to September 30, 2007.

Acquired intangible assets totaling $2,173,000 have a weighted average useful life of approximately six years. The intangible assets that make up that amount include developed technology of $900,000 (two-year weighted-average useful life), customer base of $1,049,000 (four-year weighted-average useful life), and employment agreements of $224,000 (one-year weighted-average useful life). All of the $1,414,000 of goodwill is expected to be deductible for tax purposes.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

6.	NOTES PAYABLE

Notes payable are summarized as follows as of:

	December 31,		June 30,
	2005	2006	2007
			(Unaudited)
	(In thousands)

Notes payable — senior	$33,250	$170,000	$169,150
Revolving credit facility	56,500	—	10,000
Other	773	764	749

	90,523	170,764	179,899
Less: current portions	(4,420)	(1,916)	(1,726)

	$86,103	$168,848	$178,173

Interest paid during the years ended December 31, 2004, 2005 and 2006 was approximately $6,522,000, $5,406,000 and $9,464,000, respectively. Interest paid during the six months ended June 30, 2006 and 2007 was approximately $4,075,000 and $6,908,000, respectively.

Future maturities of principal of notes payable as of June 30, 2007 are as follows:

Amount
(In thousands)

2007	$877
2008	1,716
2009	1,960
2010	1,888
2011	1,958
Thereafter	171,500

$179,899

July 2007 Amendment

On July 2, 2007, we executed an amendment to our existing credit agreement which provided for an additional $150,000,000 under our Senior Secured Term Loan. See Note 15 for additional information related to this subsequent event.

October 2006 Refinancing

On October 23, 2006, we executed a credit agreement which provided for $230,000,000 of senior credit facilities. These facilities consist of a new Senior Secured Term loan of $170,000,000 and a new Revolving Credit Facility of $60,000,000. No funds have been drawn on the Revolving Credit Facility as of December 31, 2006. However in connection with a building lease, we provided a $1,000,000 letter of credit to the landlord (see “Finance Obligation” further within note). This letter of credit reduces the availability under the Revolving Credit Facility to $59,000,000 as of December 31, 2006.

The funds received from these credit facilities were used to: i) pay in full and replace all preexisting Senior Financing (executed in July 2005 and February 2006), including the preexisting Senior Secured Term loan of $35,000,000, the Revolving Credit facility of $65,000,000 (of which $45,500,000 was drawn prior to the Refinancing), and the Supplemental Term Loan of $25,000,000; and ii) remit a $70,000,000 dividend

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

payment on December 1, 2006, to all stockholders of record as of November 21, 2006. See Note 8 for further discussion of the dividend.

The new Senior Secured Term loan has a seven-year term, and the new Revolving Credit Facility has a term of five years. The new senior financing is collateralized by substantially all of our assets and has certain financial and non-financial debt covenants. Interest payments are calculated at the current London Inter-bank Offered Rate (“LIBOR”) plus an applicable margin. The only senior financing outstanding at December 31, 2006 and June 30, 2007 was the Senior Secured Term loan, and the applicable interest rate was 7.85% and 7.82% (however, the base LIBOR rate was swapped for a fixed rate on a notional amount of the facility on November 29, 2006, to be discussed later in Note). Equal principal reduction payments of $425,000 (each representing 0.25% if the loan) for the Senior Secured Term loan begin on March 31, 2007 and will be paid quarterly throughout the seven-year term of the loan, with a balloon payment due at maturity, or October 23, 2013. No principal payments are required on amounts drawn under the Revolving Credit Facility. Rather, the entire balance of the Revolving Credit facility is due upon maturity, or October 23, 2011. We are required to prepay the senior credit facilities based on a percentage of free cash flow generated in each preceding fiscal year. As of December 31, 2006 and June 30, 2007 $170,000,000 and $169,150,000, respectively was outstanding under the Senior Secured Term loan. As of June 30, 2007 we had $10,000,000 of outstanding borrowings and $49,000,000 of unused availability under the Revolving Credit Facility. The interest rate on the outstanding borrowings as of June 30, 2007 was 7.82%.

In connection with the October 2006 senior refinancing, we expensed approximately $2,158,000 (included in “Other” expense in the accompanying statement of operations) as an early extinguishment of debt charge. The majority of this charge represented the write off of unamortized debt issuance costs related to the preexisting Senior Secured Term loan, Revolving Credit Facility, and Supplemental Term loan. In accordance with EITF 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments (“EITF 96-19”), we determined that the new senior financing was a substantially different loan structure from the preexisting financing. Thus, the entire preexisting unamortized debt issuance costs were expensed. Immediately subsequent to this transaction, we capitalized $2,073,000 of new debt issuance costs in relation to the October 2006 senior refinancing, of which $1,532,000 relates to the Senior Secured Term loan and $541,000 relates to the Revolving Credit Facility. The unamortized debt issuance costs as of December 31, 2006 and June 30, 2007 were $2,018,000 and $1,851,000, respectively. We recognized $520,000 and $176,000 in total debt issuance cost amortization for the year ended December 31, 2006 and the six months ended June 30, 2007. The remaining unamortized debt issuance costs will continue to be amortized using the effective interest method until the respective maturity dates, October 31, 2013 for the Senior Secured Term loan and October 31, 2011 for the Revolving Credit Facility.

Amendment to Preexisting Credit Agreement (February 2006) — Subsequently Refinanced

On February 28, 2006, we amended our Amended and Restated Credit Agreement from July 2005 to include an additional “Supplemental Term Loan” of $25,000,000. The proceeds of the Loan were used to (i) purchase the net assets of Shared Services and Inobis, as discussed previously; and (ii) for general corporate and operating expenses. The terms of the Loan were similar to that of the pre-existing Term A Senior Secured loan (secured in July 2005), and the Loan was treated as Senior for purposes of meeting certain financial covenants of the amended credit agreement. The amended agreement also included certain modifications to preexisting financial covenant calculations. The maturity date of the Loan was the same as in the pre-existing credit agreement, or July 7, 2010. The Loan was also collateralized by our assets. Interest payments were calculated at either LIBOR or Prime rate plus an applicable margin. Principal reduction payments began on March 31, 2006 and were made quarterly, and ranged from 2.6% to 9.2% of the facility. We also capitalized approximately $63,000 in associated debt issuance costs.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

The Supplemental Term Loan was paid in full and replaced with the senior secured credit facilities entered into in October 2006.

July 2005 Financing — Subsequently Refinanced

On July 7, 2005, we amended our former credit agreement which modified the terms of our Senior Financing. The preexisting Revolving Credit Facility, Senior Secured Term loan, and Second Lien Term loan were replaced with (i) a $35,000,000 Term “A” Senior Secured Term (“Term A”) loan and (ii) a $65,000,000 Revolving Credit facility; and the preexisting Secured Term loan and Second Lien Term loan were paid in full. The amendment to the former agreement allowed us to reduce our existing senior level debt and increase our borrowing capacity under the Revolving Credit facility.

Both of the new instruments had a five-year term. The Term A loan and Revolving Credit facility were collateralized by substantially all of our assets and had certain financial and non-financial debt covenants, substantially similar to those of the preexisting Senior Financing. Interest payments were calculated at LIBOR plus an applicable margin for both instruments under the new Senior Financing. As of December 31, 2005, the interest rate equaled 7.27% on the Term A loan, and 7.13% on the Revolving Credit facility. Principal reduction payments began on September 30, 2005 for the Term A loan, and were made quarterly and ranged from 2.5% to 8.8% of the facility. Principal payments were not required under the Revolving Credit facility. Rather, the entire balance of the Revolving Credit facility was due upon maturity. We were required to prepay the Term A loan and Revolving Credit facility based upon excess cash flow targets (as defined under the credit agreement, on an annual basis). As of December 31, 2005, the amount outstanding under the Term A loan was $33,250,000, and the amount drawn and outstanding under the Revolving Credit Facility was $56,500,000.

At the time of the amendment, we had pre-existing unamortized debt issuance costs of $2,887,000. We used the $35,000,000 proceeds from the Term A loan along with $17,000,000 of its cash on hand to pay in full the preexisting Senior Term loan and Second Lien Term loan at the time of closing. This transaction reduced our preexisting term loan debt from $52,000,000 at the time of closing to $35,000,000 under the Term A loan. Under the guidance of EITF 96-19, we determined that the Term A loan represents a substantially different loan structure from the preexisting term loans. As such, we immediately expensed $1,924,000 (included in “Other” expense in the accompanying statement of operations) as an early extinguishment of debt charge, which represented the portion of unamortized debt issuance costs related to the preexisting Senior Term and Second Lien Term loans. With respect to the Revolving Credit facility, the preexisting Revolving Credit facility was increased from $30,000,000 to $65,000,000 under the new facility. We applied EITF 98-14, Debtor’s Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements, with respect to the Revolving Credit facility. Under this guidance, we capitalized $1,773,000 of additional debt issuance costs related to the Term A loan and the Revolving Credit facility, combined these costs with our preexisting unamortized debt issuance costs related to our preexisting Revolving Credit facility of $963,000, and allocated these costs proportionately to the new debt structure (35% to the Term A loan and 65% to the Revolving Credit Facility). The combined unamortized debt issuance costs were $2,736,000 after the transaction was complete, and the balance as of December 31, 2005 was $2,463,000. We incurred $951,000 in total debt issuance cost amortization in 2005.

The July 2005 Senior Financing was paid in full and replaced with the senior secured credit facilities entered into in October 2006.

Finance Obligation

We entered into a lease agreement for a certain office building with an entity owned by the former owner of a company that was acquired in May 2001 (the “Lease Agreement”). Under the terms of the Lease Agreement, we were required to purchase the office building and adjoining retail space on January 7, 2004 for

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

$9,274,000. The fair value of the office building and related retail space at the acquisition date was approximately $6,000,000 and $2,900,000, respectively.

In August 2003, we facilitated the sale of the office building and related retail space under the Lease Agreement. We entered into a new lease with the new owner of the office building and provided a $1,000,000 letter of credit and eight months of prepaid rent in connection with the new lease. The new lease agreement is for ten years. The letter of credit and prepaid rent constitute continuing involvement as defined in Statement of Financial Accounting Standards No. 98, Accounting for Leases (“SFAS No. 98”), and as such the transaction did not qualify for sale and leaseback accounting. In accordance with SFAS No. 98, the Company recorded the transaction as a financing obligation. As such, the book value of the assets and related obligation remain on the Company’s consolidated financial statements. We recorded a $501,000 commission on the sale of the building as an increase to the corresponding financing obligation. In addition, we deferred approximately $386,000 in financing costs that will be amortized into expense over the life of the obligation. Subsequent to the date of sale (August 2003), we decreted the finance obligation in accordance with a policy that would match the amortization of the corresponding asset. The amount of the decretion through December 31, 2005 and 2006, and June 30, 2007 was approximately $171,000, $196,000 and $111,000, respectively.

The lease payments on the office building are charged to interest expense in the periods they are due. The lease payments included as interest expense in the accompanying statement of operations for the years ended December 31, 2004, 2005 and 2006 were approximately $634,000, $634,000 and $642,000, respectively. The lease payments included as interest expense in the accompanying statement of operations for the six months ended June 30, 2006 and 2007 were approximately $317,000 and $326,000

Rental income and additional interest expense is imputed on the retail space of approximately $438,000 annually and $219,000 for each six month period. Both the income and the expense are included in “Other income (expense)” in the accompanying consolidated statement of operations for each of the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 and 2007 with no effect to net income. Under the Lease Agreement, we are not entitled to actual rental income on the retail space, nor do we have legal title to the building.

When we have no further continuing involvement with the building as defined under SFAS No. 98, we will remove the net book value of the office building, adjoining retail space, and the related finance obligation and account for the remainder of our payments under the Lease Agreement as an operating lease. Under the Lease Agreement, we will not obtain title to the office building and retail space. Our future commitment is limited to the payments required by the ten year Lease Agreement. The future undiscounted payments under the Lease Agreement aggregate to approximately $4,418,000.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

Obligations
Under
Year Ended December 31,	Capital Lease
(In thousands)

2007	$1,090
2008	1,097
2009	1,108
2010	1,108
2011	1,115
Thereafter	8,848

14,366
Less: Amounts representing interest	(5,175)

Net present value of capital lease obligation	9,191
Less: Amount representing current portion	(226)

Finance obligation, less current portion	$8,965

Interest Rate Swap

As a result of the senior secured facilities dated October 2006, we entered into a three-year $85,000,000 notional interest rate swap agreement (the “instrument”) that matures December 31, 2009. This amount equals half the principal balance of the Senior Secured Term loan at inception, and the notional amount reduces to $80,000,000 on December 31, 2007, and $75,000,000 on December 31, 2008 through the instrument’s maturity. Based on the terms of the instrument, we pay a fixed rate of 4.98% on the notional balance outstanding to the counterparty, and the counterparty pays a variable interest payment on the notional balance outstanding equal to LIBOR. The instrument effectively converts a portion (the notional amount) of our floating-rate debt to a fixed-rate basis until December 31, 2009, thus reducing the impact of interest-rate variability on future interest expense. The instrument does not hedge the applicable margin that the counterparty charges in addition to LIBOR (or 2.50% at December 31, 2006 and June 30, 2007).

This derivative instrument qualifies as a highly effective cash flow hedge under SFAS No. 133. As such, the fair market value of the derivative is recorded on the accompanying consolidated balance sheet as of December 31, 2006 and June 30, 2007. Changes in the fair market value of the derivative are recorded through accumulated other comprehensive income or loss. As of December 31, 2006, the market value of the derivative was an asset of approximately $91,000 ($56,000 net of tax). As of June 30, 2007, the market value of the derivative was an asset of approximately $535,000 ($328,000 net of tax) The asset is included in other long-term assets in the accompanying consolidated balance sheet, and the unrealized gain is recorded in other comprehensive income, net of tax, in the consolidated statement of stockholders’ deficiency. The unrealized gain will be reclassified into earnings in the period in which the swap becomes ineffective (based on the portion that becomes ineffective) or if the swap agreement is terminated.

On July 2, 2007, we amended our existing credit agreement and added $150,000,000 in to our existing Senior Term debt. Subsequent to this amendment, we entered into an additional interest rate swap with a notional amount of $75,000,000 which effectively converts a portion of the notional amount of the variable rate term loan to a fixed rate debt. See Note 15 for additional information related to this subsequent event.

Interest Rate Cap

As a result of the Senior Financing in March 2004, we entered into an interest rate cap in April 2004 at the cost of $125,000. The interest rate cap limits the applicable LIBOR rate at 4% on a notional debt balance

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

of $17,500,000. This notional coverage decreases on a quarterly basis. As of December 31, 2005, the notional coverage was $12,750,000. The credit agreement for the Company’s Senior Financing was amended in July 2005 and the interest rate cap continues to be effective. Changes in the fair value of the interest rate cap are reflected in interest expense. The interest rate cap expired on March 31, 2007.

7.	COMMITMENTS AND CONTINGENCIES

We lease certain office space and office equipment under operating leases. Future minimum rental payments under operating leases with initial or remaining non-cancelable lease terms of one year are as follows:

Operating
Year Ended December 31,	Lease
(In thousands)

2007	$2,797
2008	2,175
2009	1,763
2010	1,799
2011	1,636
Thereafter	2,413

$12,583

Rent expense for the year ended December 31, 2004, 2005 and 2006, was approximately $1,881,000, $2,496,000 and $3,432,000, respectively. Rent expense for the six months ended June 30, 2006 and 2007 was approximately $1,699,000 and $2,019,000.

Legal Proceedings

In August 2004, a medical device manufacturer (the “Plaintiff”) filed suit against one of our subsidiaries claiming damages based on its allegations. Our subsidiary (the “subsidiary”) denied the allegations and subsequently defended itself in this matter, and brought a countersuit against the Plaintiff.

In May 2006, the parties engaged in settlement discussions. We and our subsidiary determined that a settlement was in our best interest, and entered into a confidential settlement with the Plaintiff. As a result, the suit was dismissed. During 2005 and 2006, we incurred legal expenses related to this matter of approximately $5,698,000 and $8,629,000, including the payment of a confidential settlement amount. The settlement charge is included in Other expense for the year ended December 31, 2006.

We are not aware of any other significant litigation in which a financial outcome is either probable or estimable as of December 31, 2006 or June 30, 2007.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

8.	REDEEMABLE CONVERTIBLE PREFERRED STOCK

The following table summarizes the Preferred Stock of the Company at December 31, 2005 and 2006 and June 30, 2007:

					Total
					Redeemable
	Preferred Shares			Additional	Convertible
		Issued and	Par Value	Paid-In	Preferred	Dividend	Cumulative	Liquidation
Series	Authorized	Outstanding	($0.01/Share)	Capital	Stock	Rate	Dividends	Value
	(In thousands)

December 31, 2005
A	9,700	9,020	$90	$44,222	$44,312	8%	$17,256	$44,316
B	6,000	2,931	29	42,929	42,958	8%	16,589	42,968
B-2	4,000	2,055	21	28,679	28,700	8%	8,009	26,505
C	1,803	803	8	11,480	11,488	10%	3,776	11,005
C-1	1,000	1,000	10	9,648	9,658	10%	682	9,682
D	4,000	611	6	7,159	7,165	8%	1,690	7,190
E	200	200	2	2,035	2,037	4%	205	2,005
F	4,000	1,551	16	16,194	16,210	8%	2,268	16,223
G	833	833	8	7,108	7,116	0%	—	7,500
H	1,693	—	—	—	—	8%	—	—
Undesignated	6,504	—	—	—	—	—	—	—

	39,733	19,004	$190	$169,454	$169,644		$50,475	$167,394

					Total
					Redeemable
	Preferred Shares			Additional	Convertible
		Issued and	Par Value	Paid-In	Preferred	Dividend	Cumulative	Liquidation
Series	Authorized	Outstanding	($0.01/Share)	Capital	Stock	Rate	Dividends	Value
	(In thousands)

December 31, 2006
A	9,700	9,020	$90	$47,770	$47,860	8%	$20,801	$47,861
B	6,000	2,931	29	46,376	46,405	8%	20,026	46,405
B-2	4,000	2,055	21	30,799	30,820	8%	10,130	28,625
C	1,803	803	8	12,609	12,617	10%	4,905	12,134
C-1	1,000	1,000	10	10,633	10,643	10%	1,643	10,643
D	4,000	611	6	7,760	7,766	8%	2,266	7,767
E	200	174	2	2,151	2,153	4%	249	1,815
F	4,000	1,558	16	17,695	17,711	8%	3,569	17,588
G	833	833	8	7,492	7,500	0%	—	7,500
H	1,693	1,057	11	12,544	12,555	8%	930	12,555
Undesignated	6,504	—	—	—	—	—	—	—

	39,733	20,042	$201	$195,829	$196,030		$64,519	$192,893

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

					Total
					Redeemable
	Preferred Shares			Additional	Convertible
		Issued and	Par Value	Paid-In	Preferred	Dividend	Cumulative	Liquidation
Series	Authorized	Outstanding	($0.01/Share)	Capital	Stock	Rate	Dividends	Value
	(In thousands)

June 30, 2007 (Unaudited)
A	9,700	9,020	$90	$49,625	$49,715	8%	$22,656	$49,715
B	3,000	2,931	29	48,184	48,213	8%	21,834	48,213
B-2	2,055	2,055	21	31,915	31,936	8%	11,246	29,741
C	803	803	8	13,210	13,218	10%	5,506	12,735
C-1	1,000	1,000	10	11,152	11,162	10%	2,162	11,162
D	611	611	6	8,060	8,066	8%	2,566	8,066
E	200	174	2	2,187	2,189	4%	284	1,851
F	4,000	1,558	16	18,379	18,395	8%	4,253	18,271
G	833	833	8	7,492	7,500	0%	—	7,500
H	1,057	1,057	11	13,047	13,058	8%	1,432	13,058
I	1,712	1,712	17	29,347	29,364	8%	225	23,475
Undesignated	5,029	—	—	—	—		—	—

	30,000	21,754	$218	$232,598	$232,816		$72,164	$223,787

Notes Issued in Association with Series E Preferred Stock

In March 2003, we made loans totaling $450,000 to stockholders. The loans are evidenced by promissory notes which are secured by shares of our Series E Preferred Stock. The notes are deemed to have no recourse because the Series E Preferred Stock represents the only collateral supporting our risk in the notes. The stock is treated as an option since the stockholders have the option to either prepay the notes or put the stock back to us. Under EITF No. 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, the promissory notes should receive variable accounting and be marked to market value at each reported balance sheet date. As such, we recorded non-cash compensation expense to mark the notes to market value. For the years ended December 31, 2005 and 2006, we recorded $324,000 and $175,000 of compensation expense, respectively. No compensation expense was recorded in 2004 as the market value of the notes did not change materially as of December 31, 2004.

Other Stock Transactions

Series F Preferred Stock

During 2005 and 2006, certain holders of the Series F Preferred Stock Option Units exercised approximately 288,000 and 7,000 Series F Preferred Stock Option Units, respectively. As a result, we issued approximately 288,000 and 7,000 shares of our Series F Preferred Stock and 111,000 and 2,000 shares of our common stock for aggregate exercise proceeds of approximately $519,000 and $13,000, respectively.

During 2005, certain holders of the Series F Preferred Stock Warrant Units exercised approximately 101,000 Series F Preferred Stock Warrant Units. As a result, we issued approximately 101,000 shares of our Series F Preferred Stock and 39,000 shares of our common stock for aggregate exercise proceeds of approximately $182,000.

During 2005, approximately 4,000 Series F Preferred Stock Option Units were forfeited by former employees.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

Series G Preferred Stock

On June 30, 2003, we terminated and settled a prior agreement with a large customer and entered into a new agreement with a term of eight years and four months. The agreement requires the customer to deal exclusively with us for group purchasing services subject to certain cancellation penalties. The settlement of the prior agreement provided for the issuance of 833,333 shares of Series G Preferred Stock valued at approximately $4,208,000 to the customer. We have recognized the payment as a prepaid asset in the accompanying consolidated balance sheet and have amortized the amount into revenue share incentive over the period of expected benefit. We recorded amortization of approximately $1,228,000, $1,482,000 and $1,027,000 for the years ended December 31, 2004, 2005 and 2006, respectively. As of December 31, 2006, the prepaid asset has been fully amortized.

Amended and Restated Certificate of Incorporation

In May 2007, we amended and restated the provisions of our Certificate of Incorporation (the “Certificate”) thereby authorizing us to effectuate a 2,000-for-1 stock split of our shares of common stock at a conversion ratio of one share of common shares outstanding to two thousand new shares of common stock. See Note 9 for further discussion of this stock split. In addition, the amendment authorized 1,712,076 shares of Series I Convertible Preferred Stock. The Certificate created redemption rights for the holders of the Series I Preferred Stock that were similar to those of the Series H Preferred Stock (as amended in December 2005). The Series I Preferred Stock was subsequently issued in May 2007 to former owners of XactiMed. See Note 5 for further discussion regarding the acquisition of XactiMed. The Certificate also authorized 5,028,425 shares of Undesignated Preferred Stock.

In December 2006, we amended and restated the provisions of our Certificate thereby authorizing us to effectuate a 1-for-2,000 reverse stock split of our shares of common stock. See Note 9 for further discussion of this stock split.

In December 2005, we amended and restated the provisions of our Certificate thereby authorizing 1,693,182 shares of Series H Convertible Preferred Stock. This stock was subsequently issued in January 2006 to former owners of Avega. See Note 5 for further discussion regarding the acquisition of Avega. The Certificate also authorized 6,503,595 shares of Undesignated Preferred Stock.

The Certificate created redemption rights for the holders of the Series H Preferred Stock that were similar to those of the Series C and Series C-1 Preferred Stock (as amended in March 2005). The holders of the Series H Preferred Stock have an election right to put their shares back to us at a redemption price equal to the liquidation amount plus accrued and unpaid dividends upon the occurrence of (i) a decision by the Board of Directors to proceed with a public offering for the sale of common stock to the public in accordance with certain requirements covered by the Certificate; (ii) the majority vote of the holders of Series A, B, B-2, C, C-1, E, G, and H Preferred Stock as a single class to convert their shares to common stock; (iii) an election by the holders of Series G or the Senior Subordinated Preferred Stock requiring the Company to redeem such shares. Any of the events (i, ii, or iii) are considered a “Series H Redemption Triggering Event” as defined under the Certificate; or (iv) January 1, 2008, June 30, 2008, December 31, 2008, June 30, 2009, or December 31, 2009 at the option of the Series H “Electing Holders.”

Series C-1 (as modified in March 2005 and December 2005)

In March 2005, we amended and restated the provisions in our Certificate thereby authorizing 1,000,000 shares of Series C-1 Convertible Preferred Stock. This stock was subsequently issued to an investor in relation to a preceding Series C Preferred Stock put (see later discussion). The provisions within the amended Certificate for the Series C-1 Preferred Stock are substantially the same as those of the Series C Preferred Stock.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

The Certificate modified the redemption rights of the holders of Series C and Series C-1 Preferred Stock. The holders of Series C and Series C-1 Preferred Stock have an election right to put their shares back to us at a redemption price equal to the liquidation amount plus accrued and unpaid dividends upon the occurrence of (i) a decision by the Board of Directors to proceed with a public offering for the sale of common stock to the public in accordance with certain requirements covered by the Certificate; (ii) the majority vote of the holders of Series A, B, B-2, C, C-1, E, G, and H Preferred Stock as a single class to convert their shares to common stock; or (iii) an election by the holders of Series G, the Senior Subordinated Preferred Stock, or Series H requiring the Company to redeem such shares. Any of the above events are considered a “Series C Redemption Triggering Event” as defined under the Certificate.

Voting

As amended by the May 2007 amendment, the holders of the Preferred Stock (other than the Series G Preferred Stock) are entitled to one vote per share. The holders of Series A, Series B, and Series D Preferred Stock have rights voting separately as a class in respect to the election of Board of Directors and certain other matters. Each of Series A Preferred Stock and Series B Preferred Stock has the exclusive right, voting separately as a class, to elect two directors, and the Series D Preferred Stock has the exclusive right, voting separately as a class, to elect one director. In all other respects, the holders of Series A, Series B, Series B-2, Series C, Series C-1, Series D, Series E, Series F, Series H, and Series I Preferred Stock and common stockholders vote together as one single class.

Dividends

As amended by the May 2007 amendment, the holders of the Preferred Stock (other than the Series G Preferred Stock) are entitled to receive dividends, if declared by the Board of Directors. All Preferred dividends are compounded annually on the anniversary of the initial issuance date of such Preferred Stock and are cumulative whether or not declared. Dividends may not be paid on the Series A; Series B; Series B-2; Series D; Series E; Series F; Series H; or Series I Preferred Stock unless the Company has redeemed all shares of Series C or Series C-1 Preferred Stock as required by the Certificate of Incorporation. In addition, dividends up to an aggregate $45,700,000 may be paid on the Preferred stock and or common stock prior to any dividend payment to the Series I.

On October 30, 2006, the Board of Directors of the Company declared a special cash dividend in the aggregate amount of $70,000,000 payable to the holders of (i) shares of our common stock and (ii) shares of our Series A, Series B, Series B-2, Series C, Series C-1, Series D, Series E, Series F, and Series H Preferred Stock on an as-converted-to-common stock basis (collectively the “Participating Stockholders”). The dividend declared was payable to Participating Stockholders of record on November 21, 2006, and paid to those Participating Stockholders on December 1, 2006. On November 21, 2006, the total number of common shares and Preferred Stock shares participating in the dividend, on an as-converted-to-common stock basis was 32,806,814 equating to a per-share dividend payable of approximately $2.13 a share. The dividends were paid to the Participating Stockholders on December 1, 2006. The dividend increased our accumulated deficit as the additional paid-in capital carried no balance. The dividend did not reduce the liquidation value of the Company’s Preferred Stock.

As of December 31, 2005 no dividends had been declared by the Board of Directors or paid by us, with the exception of the Series C put transaction described below under “Redemption.”

Conversion

As amended by the May 2007 amendment, the Preferred Stock may be converted at any time, at the option of the holder, into the number of fully-paid and nonassessable shares of Common Stock obtained by dividing the relevant Liquidation Amount or Series C Stated Value, as applicable, by the Conversion Price

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

then in effect (the “Conversion Rate”). Conversion is automatic under certain circumstances, including a “qualified” initial public offering as defined in the Certificate of Incorporation. The conversion ratio is subject to certain antidilution adjustments if additional equity securities are issued. As of June 30, 2007, the conversion rate for each share of Series A, F, G, H, and I was one share of common stock for one share of Series A, F, G, H, and I Preferred Stock. The conversion rate for each share of Series B, B-2, C, and C-1 Preferred Stock was 1.013856 share of common stock; each share of Series D Preferred Stock was 1.007162 share of common stock; and each share of Series E Preferred Stock was 1.005250 share of common stock, as of June 30, 2007.

Liquidation

As amended by the May 2007 amendment, in the event of liquidation or dissolution, the holders of the Series C and Series C-1 Preferred Stock would be entitled to receive a liquidation payment prior to any distribution to the holders of any other Preferred Stock. The liquidation payment would be equal to $9 per share plus any cumulative dividends accrued and unpaid with respect to such share for Series C and Series C-1 Preferred Stock. After amounts required to be distributed to holders of Series C and Series C-1 Preferred Stock, the holders of Series A, Series B, Series B-2, Series D, Series E, Series F, Series G, and Series H Preferred Stock would be entitled to receive a liquidation payment prior to any distribution to common stockholders. The liquidation payment would be equal to $3 per share plus any cumulative dividends accrued and unpaid with respect to such share for Series A Preferred Stock; $9 per share plus any cumulative dividends accrued and unpaid with respect to such share for Series B, Series B-2, Series D, Series E, Series F, and Series G Preferred Stock; $11.00 per share plus any cumulative dividends accrued and unpaid with respect to such share for Series H Preferred Stock; and $13.58 per share plus any cumulative dividends accrued and unpaid with respect to such share for Series I Preferred Stock.

Redemption

In March and December 2005, we amended our Certificate of Incorporation which modified the redemption rights of the Series C and Series C-1 Preferred Stock holders, and set forth the redemption rights of the Series H Preferred Stock holders. The amendment in May 2007, set forth the redemption rights of the Series I Preferred Stock holders (see prior section within Note 8, “Amended and Restated Certificate of Incorporation”).

Series C Stock Put

In June 2004, we were notified by the holder of the Series C Preferred Stock of their intent to exercise the right to put 1,000,000 shares of the Series C Preferred Stock back to us as allowed by the Certificate of Incorporation. Under the Certificate of Incorporation, we are not required to redeem the Series C shares if it violates debt covenants or other laws. As a result of our adoption of SFAS No. 150 on January 1, 2005, we reclassified 1,000,000 shares of Series C Preferred Stock from Redeemable convertible preferred stock to a long-term liability on January 1, 2005. These shares were deemed mandatorily redeemable, as defined by SFAS No. 150. Subsequently, we recognized approximately $287,000 in interest expense for the accrual of dividends from January 1, 2005 through the date of redemption in March 2005.

In March 2005, the aforementioned Series C Preferred Stock redemption was transacted, and the holder of the Series C Preferred Stock put 1,000,000 shares to us in return for a $9,000,000 redemption payment to the holder. In relation to this distribution, we also paid $4,062,000 in accrued dividends to this holder. In a subsequent transaction, we immediately issued 1,000,000 shares of Series C-1 Preferred Stock to another investor in return for a $9,000,000 payment to the Company.

As no public offering of the Company’s stock had occurred prior to April 1, 2004, the holder of Series C Preferred Stock had redemption rights for the remaining shares of Series C Preferred Stock at a price equal to

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

$9 per share plus any cumulative dividends accrued and unpaid with respect to such share, as of December 31, 2004. The holder of Series C Preferred Stock had 1,803,223 shares outstanding as of December 31, 2004. In March 2005, the Company amended its Certificate of incorporation which modified the redemption rights of the Series C Preferred Stock holders, as previously discussed. Subsequent to the Series C Preferred stock put in March 2005, the holder of Series C Preferred Stock had 803,223 shares outstanding as of December 31, 2005 and 2006, and June 30, 3007, respectively.

Series G Preferred Stock

The holder of the Series G Preferred Stock will have the right to require us to redeem shares at any time after July 1, 2009 at a price per share equal to the liquidation amount, provided that such redemption would not violate applicable laws or any loan agreements in which we are a party. Additionally, we will not redeem shares of the Series G Preferred Stock if any shares of the Series A, Series B, Series B-2, Series D, Series E, Series F, and Series H Preferred Stock (referred to collectively as the “Senior Subordinated Preferred Stock”), or the Series C or C-1 Preferred Stock remain outstanding. If such redemption would violate any applicable laws or loan agreements, then we will redeem shares of the Series G Preferred Stock as soon thereafter as such redemption would not violate any applicable laws or loan agreements.

Senior Subordinated Preferred Stock

A majority of the holders of the Senior Subordinated Preferred Stock voting as a single class have the right to require us to redeem at a price per share equal to the liquidation amount plus any accrued but unpaid dividends at any time after March 31, 2004 (“the Redemption Date”), provided that no shares of the Series C or Series C-1 Preferred Stock are outstanding. In the event we are unable to redeem such shares on the Redemption Date, we will be required to pay cash in an amount equal to 16 2/3 percent of the aggregate redemption price to the holders of the Senior Subordinated Preferred Stock and deliver a promissory note (the “Redemption Note”) for 83 1/3 percent of the aggregate redemption price to effect redemption. The Redemption Note shall bear interest at eight percent annum, compound quarterly and be payable as follows: 33 1/3 percent on the first anniversary of the Redemption Date, 33 1/3 percent on the second anniversary of the Redemption Date, and 33 1/3 percent on the third anniversary of the Redemption Date.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

Subject to the limitations set forth in the Certificate of Incorporation and any loan agreements to which we are a party, the redemption values and dates are not fixed and determinable. The redemption values payable on all series of preferred stock are as follows, assuming total redemption as of December 31, 2006 and June 30, 2007:

	December 31,	June 30,
	2006	2007
	Redemption	Redemption
Series	Value	Value
		(Unaudited)
	(In thousands)

A	$47,861	$49,715
B	46,405	48,213
B-2	28,625	29,741
C	12,134	12,735
C-1	10,643	11,162
D	7,767	8,066
E	1,815	1,851
F	17,588	18,271
G	7,500	7,500
H	12,555	13,058
I	—	23,475
Undesignated	—	—

	$192,893	$223,787

As of December 31, 2006 and June 30, 2007, the Company has reserved approximately 20,160,000 and 21,853,000 shares of common stock, respectively, for the conversion of Series A, Series B, Series B-2, Series C, Series C-1, Series D, Series E, Series F, Series G, Series H and Series I Preferred Stock.

Accretion

We have accreted the value of preferred stock to increase the value of our Series A, Series B, Series D, Series E, Series F, and Series G Preferred Stock to its full redemption value as December 31, 2006. We have recognized approximately $671,000 in accretion to the Series A, Series B, Series C-1, Series D, Series E, Series F, and Series G Preferred Stock, respectively, through the year ended December 31, 2006.

9.	STOCKHOLDERS’ DEFICIT

Common Stock

Stock Splits

As previously stated under Note 1, we performed a 2,000-for-1 stock split on our shares of common stock in May 2007. As such, all references to the number of common shares and the per-common share amounts have been restated to give retroactive effect to the stock split for all periods presented.

We completed a 1-for-2,000 reverse stock split of our shares of common stock on December 26, 2006. As a result of the reverse split, the Board approved the retirement of all fractional common shares (less than one share) held subsequent to the reverse split. Subsequently, those fractional shares became redeemable for cash as of December 31, 2006 at the pre-reverse split fair value per our June 30, 2006 independent third party valuation. Only holders of less than 2,000 common shares prior to the reverse split held fractional shares subsequent to the split. Due to the new redemption rights of the fractional common share ownership and

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

immediate retirement of such fractional common shares, we retired approximately 68,000 common shares at a redemption value of approximately $529,000. We remitted payment to the former shareholders on January 31, 2007 to satisfy the share-based liability. No fractional common shares were held and outstanding as of December 31, 2006 or June 30, 2007. Additionally, the par value per share of the common stock did not change as a result of either stock split and remains at $.01 per share.

Other Stock Transactions

During 2005 and 2006, we issued approximately 1,214,000 and 2,156,000 shares of common stock, respectively, in connection with employee stock option exercises for aggregate exercise proceeds of approximately $1,137,000 and $4,127,000, respectively. In the six months ended June 30, 2007 we issued approximately 52,000 shares of common stock for such exercises with aggregate proceeds of approximately $137,000.

During 2005 and 2006, we issued approximately 65,000 and 20,000 shares, respectively, of restricted common stock to members of our advisory board in exchange for advisory services. The restricted shares of common stock vest over three years. The estimated fair value of the restricted common stock at the date of issuance was approximately $126,000 and $118,000, respectively. In the six months ended June 30, 2007 we issued approximately 10,000 shares restricted common stock for such services. The estimated fair value of the restricted common stock at the date of issuance was approximately $84,000.

During 2005, we issued approximately 10,000 shares of restricted common stock to a certain employee. The estimated fair value of the restricted common stock at the date of issuance was approximately $23,000.

During 2005 and 2006, we issued approximately 395,000 and 1,567,000 shares of common stock, respectively, in connection with common stock warrant exercises for aggregate exercise proceeds of approximately $64,000 and $90,000, respectively. In the six months ended June 30, 2007 we issued 10,000 shares of common stock in connection with a warrant exercises for aggregate proceeds of $84,000.

We have recorded non-cash share-based compensation expense of approximately $97,000, $25,000 and $9,000 for the years ended December 31, 2004, 2005 and 2006, respectively, related to various issuances of restricted shares of common stock issued to employees. The Company will recognize additional non-cash share-based compensation expense related to the restricted shares of common stock of approximately $4,000 for the year ending December 31, 2007.

We have recorded non-cash, non-employee share-based compensation expense of approximately $29,000, $56,000 and $63,000 and during the years ended December 31, 2004, 2005 and 2006, respectively; related to restricted shares issued in connection with advisory services. We will recognize additional non-cash, non-employee share-based compensation expense of approximately $132,000, $54,000, and $19,000 for the years ended December 31, 2007, 2008, and 2009, respectively, related to restricted shares issued for advisory services.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

A summary of changes in restricted shares during the year ended December 31, 2006 and six months ended June 30, 2007 is as follows:

		Weighted
		Average Grant
		Date
	Shares	Fair Value

Nonvested balance at January 1, 2006	88,000	$1.98
Change during the period:
Shares granted	20,000	5.89
Shares vested	(32,000)	1.85
Shares forfeited	(10,000)	2.29

Nonvested balance at December 31, 2006	66,000	$3.16
Change during the period:
Shares granted	10,000	8.35
Shares vested	(16,000)	1.46
Shares forfeited	—	—
Nonvested balance at June 30, 2007 (unaudited)	60,000	$4.50

10.	STOCK OPTIONS

Reverse Stock Option Split

Due to the reverse stock split discussed in Note 9, any option holders that were entitled to options to purchase only a fraction of a common share subsequent to the reverse split were entitled to cash payment in lieu of fractional option rights. The reverse stock split was effective for both vested and unvested fractional option rights. For those holders, we accelerated the full vesting of all their unvested outstanding options which resulted in additional share-based compensation expense of approximately $954,000 for the year ended December 31, 2006. The cash payment entitled to the fractional option holders equaled either: a) the intrinsic value of such options, prior to the reverse split (the per-share fair value of common stock as of June 30, 2006, less the exercise price of the option); or b) the Black-Scholes value of options held that had no intrinsic value, prior to the reverse split. As a result of this calculation, we reclassified approximately $991,000 of additional paid-in capital to a share-based payment liability as of December 31, 2006, and subsequently remitted this payment to the former option holders on January 31, 2007. This payment effectively terminated approximately 212,000 common stock options, which equated to the option rights to purchase approximately 212,000 common shares. No fractional option rights to purchase common shares remained outstanding as of December 31, 2006.

Share-Based Compensation

On January 1, 2006, we adopted SFAS No. 123(R) using the modified prospective method described in Note 1. Our consolidated financial statements as of and for the year ended December 31, 2006, reflect the impact of SFAS 123(R). In accordance with the modified prospective method, our consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R).

As share-based compensation expense recognized in the accompanying consolidated statement of operations for the year ended December 31, 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

estimated based on historical experience and management estimates. In our pro forma information required under SFAS No. 123 for the periods prior to fiscal year 2006, we accounted for stock option forfeitures as they occurred.

The following table illustrates the effect on net income and net income per share if we had applied the fair value recognition provisions of SFAS No. 123 for the year ended December 31, 2005 (in thousands, except per share data):

Net income attributable to common stockholders’, as reported	$2,155
Add:
Share-based employee compensation expense included in reported net income	43
Less:
Share-based employee compensation expense determined under fair value based method of all awards	(523)

Net income attributable to common stockholders’, pro forma as if the fair method had been applied	$1,675

Basic net income per share, as reported	$0.25

Pro forma as if the fair value method had been applied	$0.20

Diluted net income per share, as reported	$0.07

Pro forma as if the fair value method had been applied	$0.05

As of December 31, 2006, we had two share-based compensation plans, which are described below. The share-based compensation cost that has been charged against income for those plans was $3,479,000 and $99,000 for the years ended December 31, 2006 and 2005, respectively. The total income tax benefit recognized in the income statement for share-based compensation arrangements was $1,322,000 and $38,000 for the years ended December 31, 2006 and 2005, respectively. The share-based compensation cost that had been charged against income for those plans was $1,706,000 and $879,000 for the six months ended June 30, 2007 and 2006, respectively. The total income tax benefit recognized in the income statement for share-based compensation arrangements was $659,000 and $336,000 for the six months ended June 30, 2007 and 2006, respectively. The tax benefit realized by us reflects the exercise value of options and vesting of restricted shares. There were no capitalized share-based compensation costs at December 31, 2006 or June 30, 2007.

In April 2004, our Board adopted the 2004 Long Term Equity Incentive Plan. An aggregate of 3,900,000 shares of our common stock was initially reserved for issuance to the Company’s directors, employees, and others under this plan. The number of shares reserved for issuance is subject to increases from time to time as approved by the Board and stockholders of the Company. Effective April 2006, 4,000,000 additional shares were reserved for issuance under the plan. In June 2007, the Board recommended and stockholders approved an increase of 3,385,000 shares reserved under the plan. Our policy is to grant options with an exercise price equal to the fair market price of our stock on the date of grant; those option awards generally vest based on five years of continuous service and have ten-year contractual terms. Share awards generally vest over three years

In November 1999, our Board adopted the 1999 Stock Incentive Plan. An aggregate of 1,337,233 shares of our common stock was initially reserved for issuance to our directors, employees, and others under this plan. The number of shares reserved for issuance was subject to increases from time to time as approved by the Board. During the years 2000 through 2003, a total of 4,600,000 additional shares were reserved for issuance under the plan. Our policy with this plan, as with the 2004 Plan, was to grant options with an exercise price equal to the fair market price of our stock on the date of grant; those option awards generally

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

vest based on three to four years of continuous service and have ten-year contractual terms. Share awards generally vest over three years. We do not currently intend to issue any additional awards under this plan.

During the years ended December 31, 2005 and 2006, and the six months ended June 30, 2007, we granted options for the purchase of approximately 2,222,000, 2,718,000, and 823,000 shares, respectively, under the plans. The granted options have exercise prices of $2.29 for those issued in 2005, $7.74 and $4.03 for those issued in 2006, and $8.35 for those issued in the six months ended June 30, 2007. The granted options had the following vesting provisions: 1,150,000 shares vesting over three years, 4,441,000 shares vesting over five years, and 172,000 shares vesting at the end of seven years (subject to accelerated vesting based on criteria defined within the plan).

We have recorded non-cash employee share-based compensation expense of approximately $18,000 and $3,407,000 (inclusive of $954,000 related to incremental expense for the acceleration of non-vested options to holders of less than 2,000 aggregate options, prior to the reverse split) for the years ended December 31, 2005 and 2006, respectively.

A summary of changes in outstanding options during the year ended December 31, 2006 and the six months ended June 30, 2007, is as follows:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Term	Value

Options outstanding as of January 1, 2006	6,580,000	$2.02
Granted	2,718,000	5.45
Exercised	(2,156,000)	1.91
Forfeited	(574,000)	3.26
Cancelled	(212,000)	3.48

Options outstanding as of December 31, 2006	6,356,000	$3.37	8 years	$27,752,000
Granted	823,000	8.35
Exercised	(53,000)	2.62
Forfeited	(212,000)	3.05
Cancelled

Options outstanding as of June 30, 2007 (Unaudited)	6,914,000	$3.98	8 years	$30,182,000

Options exercisable as of December 31, 2006	1,396,000	$2.09	7 years	$7,888,000

Options exercisable as of June 30, 2007 (Unaudited)	2,019,000	$2.64	7 years	$11,524,000

The total intrinsic value of options exercised during the years ended December 31, 2005 and 2006, was $2,907,000 and $11,900,000, respectively. The total intrinsic value of options exercised during the six months ended June 30, 2007 was $278,000. Our policy for issuing shares upon share option exercise is to issue new shares of common stock.

As of December 31, 2006, we had approximately 2,014,000 shares reserved under our equity incentive plans available for grant. There was $5,292,000 of total unrecognized compensation cost related to the

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

outstanding stock options that will be recognized over a weighted average period of 1.81 years. The total fair value of the options vested during the year ended December 31, 2006 was $869,000.

As of June 30, 2007, we had approximately 4,586,000 shares reserved under our equity incentive plans available for grant. There was $6,695,000 of total unrecognized compensation cost related to the outstanding stock options that will be recognized over a weighted average period of 2.29 years. The total fair value of the options vested during the six months ended June 30, 2007 was $1,267,000.

The weighted-average grant-date fair value of each option granted during the years ended December 31, 2005 and 2006, and the six months ended June 30, 2007 was $0.40, $2.90 and $4.05, respectively.

The following table summarizes the exercise price range, weighted average exercise price, and remaining contractual lives for the number of options outstanding as of December 31, 2006 and June 30, 2007:

	December 31, 2006	June 30, 2007
		(Unaudited)

Range of exercise prices	$0.50 - $7.74	$0.50 - $8.35
Number of options outstanding	6,356,000	6,914,000
Weighted average exercise price	$3.37	$3.98
Weighted average remaining contractual life	8.0 years	7.8 years

The fair value of each option grant has been estimated as of the date of grant using the Black-Scholes-Merton option-pricing model with the following assumptions:

	December 31,		June 30,
	2005	2006	2007
			(Unaudited)

Range of calculated volatility	0%	43.9% - 49.3%	40.12%
Dividend yield	0%	0%	0%
Range of risk free interest rate	3.51% - 4.52%	4.55% - 5.19%	4.73%
Range of expected term	3 - 7 years	6 - 6.5 years	6.5 years

As a nonpublic entity, it is not practicable for us to estimate the expected volatility of its share price. In accordance with SFAS No. 123(R), we have estimated grant-date fair value of our shares using volatility calculated (“calculated volatility”) from an appropriate industry sector index of comparable entities. We identified similar public entities for which share and option price information was available, and considered the historical volatilities of those entities’ share prices in calculating volatility. Dividend payments were not assumed, as we did not anticipate paying a dividend at the dates in which the various option grants occurred during the, year. The risk-free rate of return reflects the weighted average interest rate offered for zero coupon treasury bonds over the expected term of the options. The expected term of the awards represents the period of time that options granted are expected to be outstanding. Based on its limited history, we utilized the “simplified method” as prescribed in Staff Accounting Bulletin No. 107, Share-based Payment, to calculate expected term. Compensation cost is recognized using an accelerated method over the vesting or service period and is net of estimated forfeitures.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

11.	INCOME TAXES

The provision for income tax (benefit) expense is as follows for the years ended December 31:

	2004	2005	2006
	(In thousands)

Current expense
Federal	$20	$289	$3,966
State	282	205	549

Total current expense	302	494	4,515
Deferred (benefit) expense
Federal	717	2,728	(5,943)
State	69	(128)	(1,355)

Total deferred (benefit) expense	786	2,600	(7,298)
Valuation allowance	(174)	(13,611)	(6,243)

Provision (benefit) for income taxes	$914	$(10,517)	$(9,026)

There are no reconciling differences between the overall provision (benefit) for income taxes and the income tax expense (benefit) relating to continuing operations for the years ended December 31, 2005 and 2006.

A reconciliation between reported income tax (benefit) expense and the amount computed by applying the statutory federal income tax rate of 35 percent is as follows at December 31, 2004, 2005 and 2006:

	2004	2005	2006
	(In thousands)

Computed tax (benefit) expense	$1,084	$2,082	$(145)
Permanent items	—	—	99
State taxes (net of federal benefit)	104	193	(998)
Change in valuation allowance	(174)	(13,611)	(7,517)
Net operating loss adjustments	—	—	(434)
Change in statutory rate	—	492	—
Alternative minimum tax	21	248	(29)

Other	(121)	79	(2)

Provision (benefit) for income taxes	$914	$(10,517)	$(9,026)

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows at December 31:

	2005	2006
	(In thousands)

Deferred tax asset, current
Accrued expenses	$1,010	$1,602
Accounts receivable	455	369
Returns and allowances	162	93
Net operating loss carryforwards	4,550	7,000
Other	254	90

Total deferred tax asset, current	6,431	9,154
Deferred tax asset non-current
Deferred compensation	363	1,258
Net operating loss carryforwards	5,754	17,003
Capital lease	645	890
Deferred revenue	9,449	2,044
AMT credit	497	497
Research and development credit	614	614
Other	—	—

Deferred tax asset, non-current	17,322	22,306
Valuation allowance	(9,378)	(3,135)

Total deferred tax asset, non-current	7,944	19,171
Deferred tax liability, non-current
Intangible assets	(3,815)	(1,407)
Prepaid expenses	—	(136)
Fixed assets	(182)	(685)
Capitalized software costs	(1,709)	(2,335)

Total deferred tax liability, non-current	(5,706)	(4,563)

Net deferred tax assets, non-current	$2,238	$14,608

We have historically maintained a valuation allowance on certain deferred tax assets. In assessing the ongoing need for a valuation allowance, we consider recent operating results, the scheduled reversal of deferred tax liabilities, projected future taxable benefits and tax planning strategies. As a result of this assessment and our recording of additional state net operating losses, we have reversed a net amount of approximately $6,243,000 of valuation allowance on certain deferred tax assets for the year ended December 31, 2006.

This net decrease to the valuation allowance was comprised of both a reversal of the valuation allowance of approximately $8,215,000 regarding a change in accounting method and an increase to the valuation allowance of approximately $1,972,000 related to state net operating loss carry forwards. As a result of the reversal of the valuation allowance of $8,215,000, we have realized a one time federal tax benefit of approximately $7,517,000 and a one time state benefit of approximately $698,000 included in “Income tax (benefit)” on the accompanying Statement of Operations related to the decrease in the valuation allowance. We

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

have recorded additional state net operating losses and consequently an additional valuation allowance of $1,972,000 related to state net operating losses. Our realization of these deferred tax assets is uncertain. We will continue to evaluate on an annual basis, in accordance with Financial Accounting Standards No. 109 “Accounting for Income Taxes” (“SFAS No. 109”), whether or not a continued valuation allowance is necessary.

We have federal net operating loss carry forwards available to offset future taxable income of approximately $26,118,000 and $56,624,000 at December 31, 2005 and 2006, respectively. These carry forwards expire at various dates through 2021. Previous changes to ownership as defined by Section 382 of the Code have limited the amount of net operating loss carry forwards we can utilize in any one year.

We incurred a net operating loss for the year ending December 31, 2006. However, in accordance with SFAS No. 123(R), a portion of the federal net operating loss generated in 2006 will not be recognized. SFAS No. 123(R) prescribes two methods in determining whether or not excess tax benefits are realized: the “With and Without Method” and the “Tax Law Method”. We elected to follow the Tax Law Method from this point forward. As a result of applying this method, we did not recognize for financial accounting purposes federal net operating losses of $1,891,000 and state net operating losses of $4,408,902. These net operating losses will be recognized in accordance with both SFAS No. 123(R) and SFAS No. 109 at such time the tax benefits are realized within the meaning of the Tax Law Method.

Cash paid for income taxes amounted to approximately $664,000 and $591,000 for the years ended December 31, 2005 and 2006, respectively.

We adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,” on January 1, 2007. As a result of the implementation of FIN 48, we recognized a cumulative-effect adjustment by reducing the January 1, 2007 balance of Retained earnings by $1,316,000 and increasing our liability for unrecognized tax benefits, interest, and penalties by $314,000 and reducing noncurrent deferred tax assets by $1,002,000. Included in our unrecognized tax benefits are $769,000 of uncertain tax positions that would impact our effective tax rate if recognized. We do not expect any significant increases or decreases to our unrecognized tax benefits within 12 months of this reporting date.

Upon adoption of FIN 48, we have elected an accounting policy to also classify accrued penalties and interest related to unrecognized tax benefits in our income tax provision. Previously, our policy was to classify penalties and interest as operating expenses in arriving at pretax income. At January 1, 2007, we accrued $197,000 for the potential payment of interest and penalties.

As a result of net operating loss carryforwards, our consolidated U.S. federal income tax returns for tax years 1999 to 2002 remain subject to examination by the Internal Revenue Service for net operating loss carryforward and credit carryforward purposes. For years 1999 to 2002 the statute for assessments and refunds has expired. The statute of limitations on our 2003 federal income tax return for assessments and refunds expires on September 15, 2007. Separate state income tax returns for our parent company and certain consolidated state returns remain subject to examination for net operating loss carryforward purposes. Separate state income tax returns for our most significant subsidiary for tax years 2003 to 2006 remain open. The statute of limitations on these 2003 state returns will expire on September 15, 2007.

We recorded additional interest expense of $40,000 and $39,000 during the first and second quarter of 2007, respectively.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

12.	INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted (loss) income per share in accordance with Statement of Financial Accounting Standards No. 128 for the years ended December 31, 2004, 2005 and 2006, and the six months ended June 30, 2006 and 2007. As previously discussed, we made a 2000-for-1 stock split in 2007. As a result, all per share results are presented based on the number of shares resulting from the stock split, and all per share results have been restated accordingly for comparative purposes.

	Years Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(Unaudited)
	(In thousands except per share amounts)
Numerator for Basic and Diluted (Loss) Income per Share
Net (loss) income attributable to common stockholders from continuing operations	$(11,224)	$2,155	$(6,102)	$(2,905)	$(1,484)
Discontinued operations	(191)	—	—	—	—

Net (loss) income attributable to common stockholders	(11,415)	2,155	(6,102)	(2,905)	(1,484)
Denominator
Denominator for basic income or loss per share weighted average shares	7,588	8,568	10,940	9,948	13,384
Effect of dilutive securities — convertible securities, stock options, and stock warrants	—	23,854	—	—	—

Denominator for diluted income or loss per share — adjusted weighted average shares and assumed conversions	7,588	32,422	10,940	9,948	13,384
Basic (loss) income per share
Net (loss) income attributable to common stockholders from continuing operations	$(1.47)	$0.25	$(0.56)	$(0.29)	$(0.11)
Discontinued operations	(0.03)	—	—	—	—

Basic (loss) income per share	$(1.50)	$0.25	$(0.56)	$(0.29)	$(0.11)
Diluted net (loss) income per share
Net (loss) income attributable to common stockholders from continuing operations	$(1.47)	$0.07	$(0.56)	$(0.29)	$(0.11)
Discontinued operations	(0.03)	—	—	—	—

Diluted net (loss) income per share	$(1.50)	$0.07	$(0.56)	$(0.29)	$(0.11)

The effect of dilutive securities has been excluded for the years ended December 31, 2004, December 31, 2006, June 30, 2006 and June 30, 2007 because the effect is anti-dilutive as a result of the net loss attributable to common stockholders. The total number of weighted average shares excluded from the diluted net loss per share calculation (relating to these potentially diluting securities) was approximately 23,086,000 and 24,980,000 shares for the years ended December 31, 2004 and 2006, respectively. Total weighted average shares excluded from the diluted net loss per share calculation for June 30, 2006 and June 30, 2007 were 23,163,000 and 23,064,000, respectively.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

13.	SEGMENT INFORMATION

SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information (“SFAS No. 131”), defines reportable segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing financial performance. SFAS No. 131 indicates that financial information about segments should be reported on the same basis as that which is used by the chief operating decision maker in the analysis of performance and allocation of resources. We deliver our solutions and manage our business through two reportable business segments, Revenue Cycle Management and Spend Management:

•	Revenue Cycle Management. Our Revenue Cycle Management segment provides a comprehensive suite of software and services spanning the hospital revenue cycle workflow — from patient admission, charge capture, case management and health information management through claims processing and accounts receivable management. Our workflow solutions, together with our data management and business intelligence tools, increase revenue capture and cash collections, reduce accounts receivable balances and increase regulatory compliance.

•	Spend Management. Our Spend Management segment provides a comprehensive suite of technology-enabled services that help our customers manage their non-labor expense categories. Our solutions lower supply and medical device pricing and utilization by managing the procurement process through our group purchasing organization portfolio of contracts, consulting services and business intelligence tools.

Our chief operating decision maker uses operating income and certain Non-GAAP measures to assess segment performance and to determine the allocation of resources. The calculation of operating income by segment includes expenses associated with sales and marketing, general and administrative, product development, and depreciation and amortization specific to the operation of the segment. General corporate expenses, costs and expenses that are general to the corporation and not to specific segments, are not included in the calculation of operating income by segment. Such expenses include corporate marketing, general and administrative expenses, and depreciation. The following table presents operating income and financial position information as utilized by our chief operating decision maker. A reconciliation of segment operating income to consolidated operating income before income taxes is included. General corporate expenses are included in the “Corporate” column. Other assets and liabilities are included to provide a reconciliation to total assets and total liabilities.

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

	Unaudited
	Six Months Ended June 30, 2007
	RCM	SM	Corporate	Total
	(In thousands)

Results of Operations:
Revenue:
Administrative fees	$—	$71,042	$—	$71,042
Revenue share obligation	—	(22,718)	—	(22,718)
Other service fees	30,008	6,992	—	37,000

Total net revenue	30,008	55,316	—	85,324
Total operating costs	27,280	34,235	7,317	68,832

Operating income	2,728	21,081	(7,317)	16,492
Interest expense	(3)	(1)	(7,383)	(7,387)
Other income (expense)	(20)	1	931	912

Income before income taxes	2,705	21,081	(13,769)	10,017

Financial Position:
Accounts receivable, net	$11,984	$14,681	$(1,168)	$25,497
Other assets	138,335	103,617	55,180	297,132
Total assets	150,319	118,298	54,012	322,629
Revenue share obligation	—	25,957	—	25,957
Deferred revenue	16,745	5,143	—	21,888
Other liabilities	12,207	11,041	186,411	209,659
Total liabilities	$28,952	$42,141	$186,411	$257,504

	Unaudited
	Six Months Ended June 30, 2006
	RCM	SM	Corporate	Total
	(In thousands)

Results of Operations:
Revenue:
Administrative fees	$—	$61,206	$—	$61,206
Revenue share obligation	—	(18,873)	—	(18,873)
Other service fees	22,665	6,871	—	29,536

Total net revenue	22,665	49,204	—	71,869
Total operating costs	28,953	30,350	9,746	69,049

Operating income	(6,288)	18,854	(9,746)	2,820
Interest expense	(5)	—	(4,695)	(4,700)
Other income (expense)	224	30	(3,428)	(3,174)

Income before income taxes	(6,069)	18,884	(17,869)	(5,054)

Financial Position:
Accounts receivable, net	$6,595	$20,578	$(6,550)	$20,623
Other assets	87,003	104,945	45,129	237,077
Total assets	93,598	125,523	38,579	257,700
Revenue share obligation	—	21,084	—	21,084
Deferred revenue	16,698	6,319	—	23,017
Other liabilities	5,726	15,701	105,815	127,242
Total liabilities	$22,424	$43,104	$105,815	$171,343

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

	Year Ended December 31, 2006
	RCM	SM	Corporate	Total
	(In thousands)

Results of Operations:
Revenue:
Administrative fees	$—	$125,202	$—	$125,202
Revenue share obligation	—	(39,424)	—	(39,424)
Other service fees	48,834	11,623	—	60,457

Total net revenue	48,834	97,401	—	146,235
Total operating costs	53,520	59,919	18,373	131,812

Operating income	(4,686)	37,482	(18,373)	14,423
Interest expense	(5)	(1)	(10,915)	(10,921)
Other income (expense)	206	92	(4,215)	(3,917)

Income before income taxes	$(4,485)	$37,573	$(33,503)	$(415)

Financial Position:
Accounts receivable, net	$9,871	$12,312	$(854)	$21,329
Other assets	86,017	102,416	67,594	256,027
Total assets	95,888	114,728	66,740	277,356
Revenue share obligation	—	22,588	—	22,588
Deferred revenue	16,059	7,764	—	23,823
Other liabilities	5,467	23,287	173,367	202,121
Total liabilities	$21,526	$53,639	$173,367	$248,532

	Year Ended December 31, 2005
	RCM	SM	Corporate	Total
	(In thousands)

Results of Operations:
Revenue:
Administrative fees	$—	$106,963	$—	$106,963
Revenue share obligation	—	(38,794)	—	(38,794)
Other service fees	20,650	9,821	—	30,471

Total net revenue	20,650	77,990	—	98,640
Total operating costs	20,980	48,758	15,122	84,860

Operating income	(330)	29,232	(15,122)	13,780
Interest expense	—	(7)	(6,988)	(6,995)
Other income (expense)	(9)	73	(901)	(837)

Income before income taxes	$(339)	$29,298	$(23,011)	$5,948

Financial Position:
Accounts receivable, net	$3,580	$13,945	$(1,439)	$16,086
Other assets	19,262	87,525	96,840	203,627
Total assets	22,842	101,470	95,401	219,713
Revenue share obligation	—	22,694	—	22,694
Deferred revenue	7,340	7,168	—	14,508
Other liabilities	3,478	13,013	97,110	113,601
Total liabilities	$10,818	$42,875	$97,110	$150,803

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

	Year Ended December 31, 2004
	RCM	SM	Corporate	Total
	(In thousands)

Results of Operations:
Revenue:
Administrative fees	$—	$80,928	$—	$80,928
Revenue share obligation	—	(27,810)	—	(27,810)
Other service fees	13,844	8,427	—	22,271

Total net revenue	13,844	61,545	—	75,389
Total operating costs	16,493	38,715	7,007	62,215

Operating income	(2,649)	22,830	(7,007)	13,174
Interest expense	—	(1,152)	(6,763)	(7,915)
Other income (expense)	39	79	(2,188)	(2,070)

Income before income taxes	$(2,610)	$21,757	$(15,958)	$3,189

Financial Position:
Accounts receivable, net	$4,473	$8,947	$(3,893)	$9,527
Other assets	17,108	96,301	38,820	152,229
Total assets	21,581	105,248	34,927	161,756
Revenue share obligation	—	19,100	—	19,100
Deferred revenue	5,447	3,300	1	8,748
Other liabilities	2,322	10,030	67,573	79,925
Total liabilities	$7,769	$32,430	$67,574	$107,773

14.	DIVESTITURE

Divestiture and Discontinued Operations of MedAssets Exchange

In June 2002, with approval from our Board, we adopted a plan to discontinue the operations of our wholly owned subsidiary, MedAssets Exchange, Inc. (“Exchange”).

During the year ended December 31, 2005, we had no remaining assets nor any income or loss from discontinued operations. During the year ended December 31, 2004, we finalized our disposition of Exchange and sold the remainder of its medical diagnostic imaging equipment fleet for consideration of approximately $869,000. As a result of the sale, we recorded a gain of $192,000 on the disposal of remaining assets. We also incurred $383,000 in losses from the operations of the discontinued business during the year ended December 31, 2004.

Operating results of the discontinued operations are reflected as “Loss from operations of discontinued business” and the gain on disposal of operations is reflected as “Gain on sale of discontinued business” in the accompanying consolidated statement of operations.

15.	SUBSEQUENT EVENTS

MD-X Acquisition

On July 2, 2007, we acquired all of the outstanding common stock of MD-X Solutions, Inc, MD-X Services, Inc., MD-X Strategies, Inc. and MD-X Systems, Inc. (aggregately referred to as “MD-X”) for an approximate purchase price of $80,548,000. We paid approximately $70,855,000 in cash inclusive of $745,000

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

in acquisition-related costs and we issued 552,282 shares of Series J Preferred Stock valued at approximately $9,693,000. The cash payment portion of the acquisition price was financed in part by the credit amendment described below.

MD-X services hospitals with a variety of products designed to improve the efficiency of a hospital’s revenue cycle and capture lost revenues due to unauthorized discounts and denied insurance claims. These products are primarily service oriented but include a software element that either interfaces directly with the client hospital or is used internally to support MD-X’s services offerings. The MD-X suite of product and services offerings is complimentary to our Revenue Cycle Management segment offerings and will allow us to provide an expanded suite of products and services to our existing customer base while introducing new customers to our existing base of product and services offerings. The results of MD-X will be included in our results of operations beginning in July 2007.

Credit Amendment

On July 2, 2007, we amended our existing credit agreement and added $150,000,000 in additional debt. The proceeds of the additional debt were used to (i) purchase all of the outstanding stock of MD-X, and XactiMed; (ii) for the dividend discussed below; and (iii) the paydown of $10,000,000 outstanding under our revolving credit facility. The additional debt shall be treated as senior for purposes of meeting certain financial covenants of the amended credit agreement. The amended agreement also includes certain modifications to existing financial covenant calculations. The maturity date of the additional debt loan is the same as in the existing credit agreement, or October 23, 2013. The additional debt is also collateralized by the Company’s assets. Interest payments are calculated at either LIBOR or Prime rate plus an applicable margin. Principal reduction payments will begin on September 30, 2007 with .05% amortizing quarterly with the remaining balance due on the maturity date.

Future maturities of principal on the additional financing are as follows:

Year	Amount
(In thousands)

2007	$1,602
2008	3,204
2009	3,204
2010	3,204
2011	3,204
Thereafter	135,582

$150,000

Subsequent to this amendment, we entered into an additional interest rate swap with a notional amount of $75,000,000 million which effectively converts a portion of the notional amount of the variable rate term loan to a fixed rate debt. We pay an effective fixed rate of 5.36% on the notional amount outstanding, before applying the applicable margin. The interest rate swap qualifies as highly effective cash flow hedge under SFAS No. 133. As such, we will record the fair market value of the derivative instrument on our consolidated balance sheet and the unrealized gain or loss will be recorded in other comprehensive income, net of tax, in our consolidated statement of stockholders’ deficiency. If we assess any portion of the instrument to be ineffective, we will reclassify the ineffective portion to current period earnings or loss accordingly.

Articles of Incorporation Amendment

On July 2, 2007, we amended and restated the provisions of our Certificate of Incorporation (the “Certificate”) authorizing 625,920 shares of Series J Convertible Preferred Stock. The Certificate created

MedAssets, Inc.

Notes to Consolidated Financial Statements — (Continued)

redemption rights for the holders of the Series J Preferred Stock that were similar to those of the Series I Preferred Stock (as amended in May 2007). We issued 552,282 shares of Series J Preferred Stock in connection with the acquisition of MD-X as discussed above.

Subsequent to the acquisition, we sold approximately 73,000 shares of our Series J Preferred Stock to an officer of MD-X for proceeds of approximately $1,000,000.

On July 23, 2007, we amended the provision of our Certificate of Incorporation to lower the price per share that is required for automatic conversion of all preferred stock under certain circumstances, including a “qualified” initial public offering as defined in the Certificate. The price was lowered from $18 per share to $14 per share.

Dividend Declaration

On July 23, 2007, our Board of Directors declared a special dividend of $70,000,000 to be paid to all shareholders of record as of August 13, 2007. The dividend is payable on August 30, 2007.

Series G Preferred Stock Conversion

On July 30, 2007, the holders of the Series G Preferred Stock exercised their rights as allowed under the Certificate of Incorporation and converted all 833,333 outstanding shares of Series G Preferred Stock into shares of common stock at a conversion ratio of one share of common stock for each share of Series G Preferred Stock.

16.	Valuation and Qualifying Accounts

We maintain an allowance for doubtful accounts that is recorded as a contra asset to our accounts receivable balance. We also maintain a sales return reserve related to our administrative fee revenues that is recorded as a contra revenue account. The following table sets forth the change in each of those reserves for the years ended December 31, 2004, 2005, and 2006.

Valuation and Qualifying Accounts

	Balance at		Writeoffs	Balance at
	Beginning	Charged to	Net of	End
Allowance for Doubtful Accounts	of Year	Bad Debt(1)	Recoveries	of Year
		(In thousands)

Year ended December 31, 2004	$911	$394	$(397)	$908
Year ended December 31, 2005	908	769	(485)	1,192
Year ended December 31, 2006	$1,192	$755	$(983)	$964

(1)	Includes allowance for doubtful accounts of acquired companies. Additions to the allowance account through the normal course of business are charged to expense.

	Balance at	Net Charged to	Balance at
	Beginning	Administrative Fee	End
Administrative Fee Sales Return Reserve	of Year	Revenue(2)	of Year
	(In thousands)

Year ended December 31, 2004	$225	$44	$269
Year ended December 31, 2005	269	154	423
Year ended December 31, 2006	$423	$(178)	$245

(2)	Includes allowance for administrative fee sales returns. Additions to the allowance through the normal course of business reduces administrative fee revenue.

MD-X Solutions, Inc. and Affiliates

Unaudited Combined Balance Sheets

	Six Months Ended June 30,
	2007	2006

ASSETS
Current
Cash and cash equivalents	$2,357,757	$1,217,465
Accounts receivable, net of allowance for doubtful accounts of $987,982 in 2007 and $2,688,632 in 2006	7,712,420	4,706,296
Prepaid expenses	300,139	176,299
Other receivables	—	2,291
Total Current Assets	10,370,316	6,102,351
Computers, furniture, and improvements, net	682,612	824,813
Capitalized software, net	679,277	282,779
Accounts receivable, long term	547,645	516,930
Stockholders loans receivable	—	877,108
Interest receivable	—	20,106
Security deposits	50,700	50,525

	$12,330,550	$8,674,612

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Notes payable-stockholders	$1,282,923	$1,282,923
Accounts payable and accrued expenses	5,423,621	1,660,925
Income taxes payable	13,548	16,645
Current portion of capital lease obligations	109,871	107,330

Total Current Liabilities	6,829,963	3,067,823
Capital lease obligations, net of current portion	260,401	387,731

Total Liabilities	7,090,364	3,455,554

COMMITMENTS AND CONTINGENCIES
Stockholders’ Equity	5,240,186	5,219,058

	$12,330,550	$8,674,612

See notes to combined financial statements (Unaudited).

MD-X Solutions, Inc. and Affiliates

Unaudited Combined Statements of Income

	For the Six Months Ended June 30,
	2007	2006

Revenue	$14,924,877	$10,096,183
Operating Expenses	(14,544,301)	(8,202,810)

Income From Operations	380,576	1,893,373

Other Income (Expense):
Interest income	51,376	14,341
Interest expense	(149,309)	(69,853)

Total Other Expense	(97,933)	(55,512)

Income Before Income Taxes	282,643	1,837,861
Provision For Income Taxes	(13,548)	(30,264)

Net Income	$269,095	$1,807,597

See notes to combined financial statements (Unaudited).

MD-X Solutions, Inc. and Affiliates

Unaudited Combined Statements of Changes in Stockholders’ Equity

		Additional	Treasury
	Common	Paid In	Stock	Retained
	Stock	Capital	(At Cost)	Earnings	Total

Balance, January 1, 2006	$2,826	$658,132	$(500,423)	$3,250,926	$3,411,461
Net income	—	—	—	$1,807,597	1,807,597

Balance, June 30, 2006	$2,826	$658,132	$(500,423)	$5,058,523	$5,219,058

Balance, January 1, 2007	$2,826	$721,460	$(500,423)	$6,547,228	$6,771,091
Stockholders’ distributions	—	—	—	(1,800,000)	(1,800,000)
Net income	—	—	—	269,095	269,095

Balance, June 30, 2007	$2,826	$721,460	$(500,423)	$5,016,323	$5,240,186

See notes to combined financial statements (Unaudited).

MD-X Solutions, Inc. and Affiliates

Combined Statements of Cash Flows

	For the Six Months Ended June 30,
	2007	2006

Cash Flows Provided By (Used For):
Operating Activities:
Net income	$269,095	$1,807,597
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	252,823	113,476
Bad debts	575,397	467,240
Stockholders’ loans forgiven	327,673	—
Accrued interest on notes payable — stockholders	—	51,317
Changes in certain assets and liabilities:
Accounts receivable	(2,305,012)	(404,939)
Prepaid expenses	(75,018)	(71,226)
Other receivables	4,296	(2,291)
Interest receivable	53,270	(6,661)
Accounts payable and accrued expenses	4,003,174	178,823
Income taxes payable	(23,329)	1,825

Net Cash Provided by Operating Activities	3,082,369	2,135,161

Investing Activities:
Purchase of equipment	(140,162)	(64,909)
Capitalized software	(224,367)	(140,060)
Repayment of stockholders’ loans	1,783,162	—
Loans to stockholders	(727,500)	(625,000)

Net Cash Provided by (Used for) Investing Activities	691,133	(829,969)

Financing Activities:
Repayment of line of credit, net	—	(220,000)
Stockholders’ distributions	(1,800,000)	—
Payments of capital lease obligations	(67,812)	(55,614)

Net Cash Used for Financing Activities	(1,867,812)	(275,614)

Net Increasing In Cash And Cash Equivalents	1,905,690	1,029,578
Cash and Cash Equivalents:
Beginning of period	452,066	187,887

End of period	$2,357,756	$1,217,465

Supplemental Cash Flows Disclosure:
Interest paid	$149,309	$18,536

Income taxes paid	$34,109	$12,969

See notes to combined financial statements (Unaudited).

MD-X Solutions, Inc. and Affiliates

Notes to (Unaudited) Combined Financial Statements

1.	ORGANIZATION AND NATURE OF OPERATIONS:

The accompanying combined financial statements include the accounts of MD-X Solutions, Inc. (“Solutions”) and its affiliates, MD-X Systems, Inc. (“Systems”), MD-X Services, Inc. (“Services”) and MD-X Strategies, Inc. (“Strategies”). As used herein the “Company” refers to Solutions, Systems, Services and Strategies, collectively. The Company is affiliated by common family ownership.

Solutions manages the operations, sales and marketing, finances, internal technology and administrative needs of Strategies, Systems and Services on a day-to-day basis. All of the employees that work for the Company are employed and compensated through Solutions’ payroll and employee benefit programs.

The Company provides services and software products to the healthcare provider industry throughout the United States from its primary base of operations located in Mahwah, New Jersey.

Systems provides services and software that hospital clients utilize to track, trend and ultimately overturn in-patient and out-patient denials.

Services provides a variety of accounts receivable services including collection of self-pay accounts, third party billing and reimbursement, complete business office outsourcing, as well as purchasing hospitals receivables.

Strategies provides “Silent PPO” services to assist hospital clients in the recovery of their incremental revenue. “Silent PPO” services include reviewing patient accounting data, managed care contracts and external data such as benefit plan designs and network practices to identify “Silent PPOs” and recover revenue on behalf of the clients.

2.	SALE OF COMMON STOCK:

On July 2, 2007, the stockholders of the Company sold their shares of common stock held to MedAssets, Inc., an unrelated third party. The stockholders received approximately $70,000,000 plus stock considerations of MedAssets, Inc. for the sale of their stock in Solutions, Systems, Services and Strategies.

As a result of the sale of the common stock of the Company, the holders of the stock options agreed to terminate their stock option plans in exchange for cash of approximately $2,700,000. The Company recognized a charge for such amount as compensation expense and the amount is included in accrued expenses in the combined financial statements as of June 30, 2007 (Note 12).

In addition, VRH Partners received approximately $1,500,000 in accordance with the terms of their contract with the Company (Note 15).

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Combination:

The combined financial statements include the accounts of MD-X Solutions, Inc. and its affiliates, Systems, Services, and Strategies. All significant inter-company transactions and balances have been eliminated in combination.

Cash and Cash Equivalents:

Cash and cash equivalents include all cash balances and highly liquid investments with an original maturity of three months or less when acquired.

MD-X Solutions, Inc. and Affiliates

Notes to (Unaudited) Combined Financial Statements — (Continued)

Accounts Receivable:

Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company performs ongoing credit evaluations of its customers’ financial condition, monitors its exposure for credit losses and maintains related allowances for doubtful accounts. Allowances are estimated based upon specific customer balances where a risk of default has been identified and also includes a provision for non-customer specific defaults based upon historical collection and write-off activity.

The Company has classified accounts receivable as a long term asset where they do not anticipate collection within one year.

Computers, Furniture and Improvements:

Computers, furniture and improvements are recorded at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease. When assets are sold or retired, their cost and related accumulated depreciation are removed, and any gain or loss is reflected in earnings. Routine repairs and maintenance are expensed as incurred.

Software Development Costs:

Costs incurred to develop computer software products to be sold, licensed, or otherwise marketed are capitalized, after technological feasibility is established, in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”. Capitalization ceases upon general release of the software. Software development costs are amortized to operating expenses on a straight-line basis over the estimated product life of the related software, which ranges from two to six years. As of June 30, 2007 and 2006, $828,021 and $372,750, respectively, of costs related to software development have been capitalized. Accumulated amortization at June 30, 2007 and 2006 was $148,744 and $89,971, respectively.

Costs of software for internal use either purchased or developed are capitalized in accordance with Statement of Position 98-1, “Accounting for Costs of Computer Software Developed or Obtained for Internal Use”. The costs are determined by the purchase price for externally developed software or costs incurred after the software has reached technical feasibility. These costs are included with computers, furniture and improvements.

Revenue Recognition:

The Company recognizes revenue in accordance with Staff Accounting Bulletin 104 (Revenue Recognition). Consequently, all revenue is recognized when 1) there is a persuasive evidence of an arrangement; 2) the fee is fixed and determinable; 3) services have been rendered and payment has been contractually earned, and 4) collectability is reasonably assured.

The Company’s revenue streams derive mainly from revenue services provided to clients and licensing of the Company’s internally developed web based software applications. Revenue services provided to clients include clinical and technical appeals performed on behalf of the client, recoveries of silent PPO claims, full business office outsourcing, consulting projects and physician insurance documentation training.

Clinical and technical appeal revenue and silent PPO revenue fees are earned in the month that the client receives the benefit from the services that the Company provided. These revenues are calculated as a percentage of the cash recoveries received by the client. Full business office outsourcing revenue is earned over the contract period and is calculated based on a percentage of cash collections received by the client during the contract period. Consulting project revenue and physician insurance documentation training fees are considered earned in the month that the services are provided. Software license revenue is recognized ratably over the period in which the services are expected to be performed or over the software support period,

MD-X Solutions, Inc. and Affiliates

Notes to (Unaudited) Combined Financial Statements — (Continued)

whichever is longer, beginning with the delivery and acceptance of the software, provided all other revenue recognition criteria are met.

Research and Development:

Research and development costs are expensed as incurred and amounted to $188,280 and $181,243 for the six months ended June 30, 2007 and 2006, respectively.

Advertising:

Advertising costs, which amounted to $101,676 and $147,310 for the six months ended June 30, 2007 and 2006, respectively, are expensed as incurred.

Incentive Stock-Based Compensation:

The Financial Accounting Standards Board issued SFAS No. 123(R), “Share Based Payments”, established standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This statement focuses primarily on accounting for transactions in which an entity obtains employee and third party services in share-based payment transactions. SFAS 123(R) requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. While SFAS 123(R) is generally effective for years beginning after December 31, 2005, the Company elected to adopt SFAS 123(R) effective January 1, 2005.

Income Taxes:

Solutions accounts for income taxes pursuant to the asset and liability method which requires deferred tax assets and liabilities be computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. At June 30, 2007 and 2006, deferred tax assets and liabilities are not considered material and are not recorded on the financial statements.

Systems, Services and Strategies, with the consent of their stockholders, have elected to be taxed as “S” Corporations under provisions of the Internal Revenue Code, as well as for state income tax purposes. In lieu of Federal corporate income taxes, the stockholders are taxed on the Company’s taxable income. Accordingly, no provision for Federal income taxes is reflected in the accompanying combined financial statements with respect to the operations of Systems, Services and Strategies. Under New Jersey “S” Corporation provisions, the majority of income taxes are also the responsibility of the individual stockholders. Corporate state income taxes, which are the Company’s responsibility, are provided at statutory rates.

Fair Value of Financial Instruments:

Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reflected in the combined financial statements at carrying values which approximate fair value because of the short-term maturity of these instruments. The carrying value of the Company’s long-term obligations approximate the fair value based on the current rates available to the Company for similar instruments.

Use of Estimates:

The preparation of combined financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of management estimates and assumptions that

MD-X Solutions, Inc. and Affiliates

Notes to (Unaudited) Combined Financial Statements — (Continued)

affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on historical experience and information that is available to management about current events and actions the Company may take in the future. Significant items subject to estimates and assumptions include the allowance for doubtful accounts, stock options, capitalized software costs, depreciation, and amortization. There can be no assurance that actual results will not differ from these estimates in the near term.

4.	SIGNIFICANT GOVERNING REGULATIONS:

The Health Insurance Portability and Accountability Act (“HIPAA”) has a material impact on the Company and the entire healthcare industry. Under HIPAA, the Company is required to maintain requisite levels of security and privacy with certain individually identifiable patient information in its possession. HIPAA also has mandated new standards for electronic data transmission of healthcare information necessary to complete the adjudication process of patient claims. The Company has invested considerable financial and human resources to comply with HIPAA. Government imposed penalties and fines for noncompliance are significant and the Company cannot determine if it has no exposure to such penalties or fines in the future.

5.	COMPUTERS, FURNITURE, AND IMPROVEMENTS:

At June 30, 2007 and 2006, computers, furniture and leasehold improvements consist of the following:

	2007	2006

Computers	$588,751	$475,339
Furniture and fixtures	171,224	440,232
Improvements	497,920	448,390

	1,257,895	1,363,961
Less: Accumulated depreciation and Amortization	575,283	539,148

Total, net	$682,612	$824,813

Depreciation and amortization expense for the six months ended June 30, 2007 and 2006 was $252,823 and $113,476, respectively.

6.	RELATED PARTY TRANSACTIONS:

Stockholders’ Loans Receivable:

Stockholders’ loans receivable represent cash advances bearing interest at 5% and are payable on demand. During 2007, the stockholders repaid $1,296,244 of the loans receivable balance at December 31, 2006. In addition, the stockholders paid $16,838 in interest. The remaining loans receivable balance of $327,674 and the remaining interest receivable balance of $73458, were forgiven in 2007.

For the six months ended June 30, 2007 and 2006, interest income on the stockholders loans was $34,119 and $19,913 respectively.

Notes Payable-Stockholder:

Notes payable-stockholder of $1,282,923 at June 30, 2007 and 2006 are payable on demand and bear interest at 8%. On July 2, 2007, the Company repaid the notes payable-stockholder and all related accrued interest.

MD-X Solutions, Inc. and Affiliates

Notes to (Unaudited) Combined Financial Statements — (Continued)

Interest expense related to these loans was $51,317 for each of the six months ended June 30, 2007 and 2006.

Consulting Fees:

During the six months ended June 30, 2007 and 2006, consulting fees amounting to $78,816 and $20,174, respectively, were paid to corporations owned by certain stockholders of the Company. These corporations are not part of the combined group.

7.	LINE OF CREDIT

The Company has a $2,500,000 line of credit with a banking institution that expired on May 31, 2007. The Company was granted an extension of the original expiration date to June 30, 2007. All interest is to be repaid monthly to the bank at the bank’s prime rate plus 1% (9.25% at June 30, 2007). Amounts outstanding are collateralized and secured by the Company’s receivables and limited personal guarantees of two stockholders. The line of credit agreement with the banking institution terminated on July 2, 2007.

Quarterly, the Company was required to pay a .025% fee on the unused portion of the line of credit up to a maximum of $6,250 for the year. At June 30, 2007 and 2006, there were no borrowings outstanding under the line of credit.

At June 30, 2007 and 2006, the Company was in compliance with the covenants of the line of credit.

8.	STOCKHOLDERS’ EQUITY:

At June 30, 2007 and 2006, common stock consists of the following:

	Shares
	Authorized	Issued	Amount

Solutions — $0.0001 par value	80,000,000	28,233,962	$2,823
Systems — $0.001 par value	10,000	1,000	1
Services — $0.001 par value	10,000	1,000	1
Strategies — $0.001 par value	10,000	1,000	1

Total			$2,826

At June 30, 2007 and 2006, treasury stock consists of 13,900,629 shares of Solutions.

9.	BUSINESS ECONOMIC INCENTIVE PROGRAM:

The Company has been approved by the State of New Jersey to be eligible for grant awards from the Business Economic Incentive Program (“BEIP”). The Company entered into a contract with an outside third party vendor to assist in the administrative requirements of the BEIP. In the event that the State awards any monies to the Company, the outside third party vendor is entitled to receive 15% of the total benefit received under the grant. No revenues or expenses related to this grant have been recorded as of June 30, 2007 and 2006.

10.	EMPLOYEE BENEFIT PLANS:

Phantom Stock Plan:

The Company maintains a phantom stock plan (“PSP”) that provides the PSP holders certain benefits based on a predetermined formula upon certain triggering events. The terms and selected participants of the PSP among other things, are determined at the sole discretion of the Company’s Board of Directors.

MD-X Solutions, Inc. and Affiliates

Notes to (Unaudited) Combined Financial Statements — (Continued)

Participation in the PSP does not constitute a guarantee or contract of employment between a participant and the Company. No units were granted under the PSP to date or during the six months ended June, 30 2007 and 2006. The PSP was terminated on July 2, 2007.

401(k) Savings Plan:

The Company sponsors a defined contribution 401(k) savings plan for the benefit of its eligible employees. The Company makes contributions to the plan at the discretion of management. There were no Company contributions to the plan during the six months ended June 30, 2007 and 2006.

Health Reimbursement Account:

In 2006 the Company modified its health benefit plan. Under the modified plan, the Company remains contingently liable for potential claims submitted by employees, ranging from $700 per employee with single coverage up to $1,400 per employee with dependent coverage. Effective January 1, 2007, the Company’s contingent liability for potential claims submitted by employees increased to $850 per employee with single coverage and up to $1,700 per employee with dependent coverage. The Company retains an independent outside third party to administrator claims submitted by employees. The Company’s maximum liability for claims submitted after June 30, 2007 is $10,683, which is included in accounts payable and accrued expenses at June 30, 2007.

11.	LEASE COMMITMENTS:

Facility Leases:

The Company leases office space under a non-cancelable lease which expired on April 30, 2007, and continues on a month to month basis. In addition to monthly rent, the Company is also required to pay its proportionate amount of utilities. The Company leased an additional operating facility in 2005, under the terms of an operating lease which expires on June 30, 2010. This lease contains an option to renew for an additional five years at the then fair market rental rate.

The Company signed a commercial non-cancelable lease for office space which is dated August 2007, and expires in August 2015. Upon completion of the interior build out, the Company will relocate a portion of its office to the new facility. In addition to monthly rent, the Company will be required to pay its proportionate amount of the facility’s utilities.

Rent expense for the existing leases is $254,160 and $320,775 for the six months ended June 30, 2007 and 2006, respectively.

The Company also has various operating leases for equipment expiring through January 2010. Equipment rental expense amounted to $60,558 and $108,661 for the six months ended June 30, 2007 and 2006, respectively.

MD-X Solutions, Inc. and Affiliates

Notes to (Unaudited) Combined Financial Statements — (Continued)

Future minimum payments required under the above non-cancelable operating leases and under capital lease obligations for the remaining terms of the leases subsequent to June 30, 2007 are as follows:

		Capital
	Operating	Lease
Year Ending June 30,	Leases	Obligations

2008	$359,401	$121,856
2009	601,213	132,934
2010	691,454	130,314
2011	484,989	8,458
2012	519,520	—
Thereafter	1,611,803	—

Total minimum lease payments	$4,268,380	393,562

Less: Amount representing interest		23,290

Present value of net minimum lease payments		370,272
Less: Current portion		109,871

Long-Term Portion		$260,401

The following is an analysis of the equipment under capital lease obligations at June 30, 2007:

Computer equipment	$67,127
Furniture and fixtures	273,586
Leasehold improvements	250,044

590,757
Less: Accumulated depreciation and amortization	231,803

Total	$358,954

Depreciation and amortization of assets held under capital leases is included in depreciation and amortization expense. The capital leases were paid in full on July 2, 2007.

12.	STOCK OPTIONS:

During January, March and June 2006, and April and December 2005, the Board of Directors for Strategies, Systems and Services adopted, six separate stock option plans and agreements. All options were granted to certain executives with exercise prices for each of the options based on the value of the underlying shares on the date of grant. While vesting criteria vary for each plan, options, generally, remain exercisable based on continued employment, up to December, 2014.

The first stock option plan and agreement adopted in April 2005 provides for the issuance of incentive stock options for the purchase up to 20 shares each in Strategies, Systems and Services. Vesting is contingent upon certain sales benchmarks. Although the Company believes it is probable that the targets will be met, the amount of compensation is formula driven and the amount is not determinable until the target is achieved.

The second stock option plan and agreement adopted in December 2005 provides for the issuance of incentive stock options for the purchase up to 13 shares each in Strategies, Systems and Services. The options vest immediately upon the granting.

The third stock option plan and agreement adopted in January 2006 provides for the issuance of incentive stock options for the purchase up to 3 shares each in Strategies and Systems Services. The options vest and

MD-X Solutions, Inc. and Affiliates

Notes to (Unaudited) Combined Financial Statements — (Continued)

become available for exercise in three equal increments of one share each for every twelve months service provided. Additionally, the Board of Directors for Strategies, Systems and Services adopted a separate Reimbursement Agreement for the same executive which was a former participant under the previously terminated incentive stock option plan of a company affiliated with the Company. The purpose of the Reimbursement Agreement is to provide additional compensation, up to $81,946, to the executive in the event of an approved sale of the majority of the Company.

The fourth stock option plan and agreement adopted in January 2006 provides for the issuance of incentive stock options for the purchase up to 20 shares each in Strategies, Systems and Services. The vesting of the options is based periods of service, which is accelerated upon certain events, including an approved sale of the majority of the Company.

The fifth and sixth stock option plans and agreements adopted in March and June 2006 provide for the issuance of incentive stock options up to 5 shares each in Strategies, Systems and Services. Vesting is contingent upon certain sales benchmarks certain time frames. In February 2007, the executive under the June 2006 option plan resigned his position. All options under the June 2006 plan have been treated as cancelled at December 31, 2006, and no compensation charge was recognized.

A summary of the status of the Company’s options outstanding as of June 30, 2007 and 2006, and changes in options outstanding during the six months then ended is presented below:

		Weighted
		Average
		Exercise
	Shares	Price

Outstanding, at January 1, 2006	99	$6,082
Granted	0
Cancelled	0
Settled for cash	0
Exercised	0

Outstanding, at June 30, 2006	99	$6,082

Outstanding, at January 1, 2007	180	$6,599
Granted	0
Cancelled	0
Settled for cash	0
Exercised	0

Outstanding, at June 30, 2007	180	$6,599

Exercisable, at June 30, 2007	41	$3,673

MD-X Solutions, Inc. and Affiliates

Notes to (Unaudited) Combined Financial Statements — (Continued)

The following table summarizes information about shares subject to the Company’s outstanding stock options at June 30, 2007:

	Outstanding Stock Options
			Weighted
			Average
			Years of		Stock Options
			Remaining	Weighted	Weighted
Exercise Price			Contractual	Average	Average Exercise
or Price Range	Shares		Life	Exercise Price	Shares	Price

$ 3,010	20	*	8	$3,010
1,259	13		8	1,259	13	$1,259
4,363	3		8	4,363	1	4,363
3,835	20	*	8	3,835
3,107	5	*	9	3,107
12,042	20	*	8	12,042
1	13		8	1	13	1
13,009	20	*	8	13,009
8,497	5		9	8,497
8,080	20	*	8	8,080
9,471	13		8	9,471	13	9,471
6,740	3		8	6,740	1	6,740
6,764	20	*	8	6,764
4,072	5	*	9	4,072

*	Non-vested options.

In accordance with SFAS No. 123(R) the fair value for each stock option has been estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions; risk free rate of 4.25%, expected lives ranging from two to three years, expected volatility of 79.4% and an expected dividend yield of zero.

On July 2, 2007, the stock option agreements and the reimbursement agreement were terminated. The Company paid the holders of the stock options and the executive to the reimbursement agreement approximately $2,700,000 in consideration of the stock options they held and under the terms of the reimbursement agreement (Note 2).

13.	CONCENTRATIONS OF CREDIT RISKS:

In the normal course of business, the Company extends unsecured credit to its customers. During the six months ended June 30, 2007 and 2006, two customers accounted for approximately 17% and 15% of revenue and three customers accounted for 22%, 13% and 13%, respectively. The accounts receivable balance due from these customers was approximately $172,000 and $1,681,000 at June 30, 2007 and 2006, respectively.

At June 30, 2007 and 2006, two customers accounted for approximately 20% and 13% of the accounts receivable balance and three customers accounted for approximately 34%, 11% and 10% of the accounts receivable balance at June 30, 2007 and 2006, respectively.

The Company, at various times during the year, maintained cash and cash equivalent balances in excess of federally insured limits.

MD-X Solutions, Inc. and Affiliates

Notes to (Unaudited) Combined Financial Statements — (Continued)

14.	COMMITMENTS AND CONTINGENCIES:

Litigation:

The Company, along with other co-defendants, one of which is the Company’s client, is named in a lawsuit brought against them by a small preferred provider organization and some of its current and former clients. This organization has entered into hospital reimbursement agreements with a number of hospitals throughout the State of New Jersey, including the Company’s client. The Company intends to aggressively defend against this action and seek summary judgment on all claims at the earliest stage feasible. In the opinion of management, the claims have no merit and will not have a material adverse effect on the Company’s combined financial condition or results of operations.

Client Contracts:

The Company enters into contracts with clients to provide services. The contracts are usually for a period of six months to two years.

Salary Commitment:

The Company had an employment contract with one of its senior executives. The contract covered such matters as base compensation, incentive plans, benefits, termination, and non-competition. The employment contract expired in April 2006.

Other:

The Company was obligated to pay a former stockholder on or prior to March 31, 2007 an amount equal to 3% of the profits generated by the Silent PPO Revenue Recapture and the Retrospective Denial Management Recovery Services product lines during the period beginning January 1, 2003 and ending December 31, 2006. At June 30, 2006, the Company has accrued $45,000 as settlement of this obligation. This obligation was paid in full in March, 2007.

15.	SUBSEQUENT EVENTS:

Broker Commitment:

The Company entered into a contractual agreement with an investment banking firm that assists middle market companies and private equity firms explore business opportunities. In the event that a business transaction were to occur, the investment banking firm would be entitled to $725,000 on the first $50 million of consideration received plus 3% of consideration received above $50 million.

On July 2, 2007, the stockholders paid the investment banking firm approximately $1,500,000 (Note 2).

Report Of Independent Registered Public Accounting Firm

To the Stockholders
MD-X Solutions, Inc. and Affiliates

We have audited the accompanying combined balance sheets of MD-X Solutions, Inc. and Affiliates as of December 31, 2006 and 2005, and the related combined statements of income, changes in stockholders’ equity, and cash flows for the years then ended. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects the financial position of MD-X Solutions, Inc. and Affiliates as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/  Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
August 4, 2007

MD-X Solutions, Inc. and Affiliates

Combined Balance Sheets

	December 31,
	2006	2005

ASSETS
Current:
Cash and cash equivalents	$452,066	$187,887
Accounts receivable, net of allowance for doubtful accounts of $378,947 in 2006 and $2,466,278 in 2005	6,151,898	4,709,275
Prepaid expenses	225,121	105,073
Other receivables	4,296	—

Total Current Assets	6,833,381	5,002,235
Computers, furniture, and improvements, net	652,816	790,071
Capitalized software, net	597,368	226,028
Accounts receivable, long term	378,552	627,570
Stockholders loans receivable	1,383,335	252,108
Interest receivable	53,270	13,445
Security deposits	50,700	50,525

	$9,949,422	$6,961,982

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Line of credit	$—	$220,000
Notes payable-stockholders	1,282,923	1,282,924
Accounts payable and accrued expenses	1,420,447	1,482,102
Income taxes payable	36,877	14,820
Current portion of capital lease obligations	117,244	112,591

Total Current Liabilities	2,857,491	3,112,437
Capital lease obligations, net of current portion	320,840	438,084

Total Liabilities	3,178,331	3,550,521

COMMITMENTS AND CONTINGENCIES
Stockholders’ Equity	6,771,091	3,411,461

	$9,949,422	$6,961,982

The accompanying notes are an integral part of these combined financial statements.

MD-X Solutions, Inc. and Affiliates

Combined Statements of Income

	Years Ended December 31,
	2006	2005

Revenue	$19,183,906	$15,744,512
Operating Expenses	(15,752,193)	(16,227,346)

Income From Operations	3,431,713	(482,834)

Other Income (Expense):
Interest income	64,296	20,640
Miscellaneous expense	—	(217)
Interest expense	(145,663)	(161,750)

Total Other Expense, Net	(81,367)	(141,327)

Income Before
Provision For Income Taxes	3,350,346	(624,161)
Provision For Income Taxes	(54,044)	(52,413)

Net Income	$3,296,302	$(676,574)

The accompanying notes are an integral part of these combined financial statements.

MD-X Solutions, Inc. and Affiliates

Combined Statements of Changes in Stockholders’ Equity

		Additional	Treasury
	Common	Paid In	Stock	Retained	Stockholders’
	Stock	Capital	(At Cost)	Earnings	Equity

Balance, January 1, 2005	$511,107	$—	$(500,423)	$3,995,302	$4,005,986
Restatement	(508,281)	576,377	—	(67,802)	294
Stock options issued for services rendered	—	81,755	—	—	81,755
Net loss	—	—	—	(676,574)	(676,574)

Balance, December 31, 2005	2,826	658,132	(500,423)	3,250,926	3,411,461

Stock options issued for services rendered	—	63,328	—	—	63,328
Net income	—	—	—	3,296,302	3,296,302

Balance, December 31, 2006	$2,826	$721,460	$(500,423)	$6,547,228	$6,771,091

The accompanying notes are an integral part of these combined financial statements.

MD-X Solutions, Inc. and Affiliates

Combined Statements of Cash Flows

	Years Ended December 31,
	2006	2005

Cash Flows Provided By (Used For):
Operating Activities:
Net income (loss)	$3,296,302	$(676,574)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	225,188	179,898
Bad debts	646,122	2,813,006
Accrued interest on notes payable — stockholder	59,870	102,634
Stock options issued for services rendered	63,328	81,755
Changes in certain assets and liabilities:
Accounts receivable	(1,845,305)	(1,799,906)
Prepaid expenses	(114,468)	166,089
Other receivables	(4,296)	—
Security deposits	(175)	58,751
Interest receivable	(39,825)	(13,445)
Accounts payable and accrued expenses	(121,526)	169,723
Income taxes payable	22,057	(26,689)

Net Cash Provided by Operating Activities	2,187,272	1,055,242

Investing Activities:
Purchase of equipment	(459,275)	(171,130)
Capitalized software	—	(227,690)
Issuance of stockholders loans	(1,131,227)	(96,823)
Repayment of stockholder loans	—	(51,333)

Net Cash Used for Investing Activities	(1,590,502)	(546,976)

Financing Activities:
Repayment of line of credit, net	(220,000)	(580,000)
Payments of capital lease obligations	(112,591)	(45,181)

Net Cash Used for Financing Activities	(332,591)	(625,181)

Net Increase (Decrease)
In Cash And Cash Equivalents	264,179	(116,915)
Cash And Cash Equivalents:
Beginning of year	187,887	304,802

End of year	$452,066	$187,887

Supplemental Cash Flows Disclosure:
Interest paid	$85,793	$59,116

Income taxes paid	$38,438	$27,000

Debt related to the purchase of equipment	$—	$590,757

MD-X Solutions, Inc. and Affiliates

Notes to Combined Financial Statements

1.	ORGANIZATION

The accompanying combined financial statements include the accounts of MD-X Solutions, Inc. (“Solutions”) and its affiliates, MD-X Systems, Inc. (“Systems”), MD-X Services, Inc. (“Services”) and MD-X Strategies, Inc. (“Strategies”). As used herein, the “Company” refers to family ownership.

Solutions manages the operations, sales and marketing, finances, internal technology and administrative needs of Strategies, Systems and Services on a day-to-day basis. All of the employees that work for the Company are employed and compensated through Solutions’ payroll and employee benefit programs.

The Company provides services and software products to the healthcare provider industry throughout the United States from its primary base of operations located in Mahwah, New Jersey.

Systems provides services and software that hospital clients utilize to track, trend and ultimately overturn in-patient and out-patient denials.

Services provides a variety of accounts receivable services including collection of self-pay accounts, third party billing and reimbursement, complete business office outsourcing, as well as purchasing hospitals receivables.

Strategies provides “Silent PPO” services to assist hospital clients in the recovery of their incremental revenue. “Silent PPO” services include reviewing patient accounting data, managed care contracts and external data such as benefit plan designs and network practices to identify “Silent PPOs” and recover revenue on behalf of the clients.

2.	SALE OF COMMON STOCK

On July 2, 2007, the stockholders of the Company sold the issued shares of common stock to MedAssets, Inc., an unrelated third party. The stockholders received approximately $70,000,000 plus stock considerations of MedAssets, Inc. for the sale of their stock in Solutions, Systems, Services and Strategies.

As a result of the sale of the common stock of the Company, the holders of the stock options agreed to terminate their stock options plans in exchange for cash of approximately $2,700,000 (Note 2 and Note 13).

In addition, VRH Partners received approximately $1,500,000 in accordance with their contract with the Company (Note 16).

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Combination

The combined financial statements include the accounts of MD-X Solutions, Inc. and its Affiliates. All significant inter-company transactions and balances have been eliminated in combination.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly-liquid investments with an original maturity of three months or less when acquired.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company performs ongoing credit evaluations of its customers’ financial condition, monitors its exposure for credit losses and maintains related allowances for doubtful accounts. Allowances are estimated based upon specific customer balances where a risk of default has been identified and also includes a provision for non-customer specific defaults based upon historical collection and write-off activity.

MD-X Solutions, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

The Company has classified accounts receivable as a long-term asset where they do not anticipate collection within one year.

Equipment, Furniture and Leasehold Improvements

Equipment, furniture and leasehold improvements are recorded at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease. When assets are sold or retired, their cost and related accumulated depreciation are removed, and any gain or loss is reflected in earnings. Routine repairs and maintenance are expensed as incurred.

Software Development Costs

Costs incurred to develop computer software products to be sold, licensed, or otherwise marketed are capitalized, after technological feasibility is established, in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed” (“SFAS 86”). Capitalization ceases upon general release of the software. Software development costs are amortized to operating expenses on a straight-line basis over the estimated product life of the related software, which ranges from two to six years. At December 31, 2006 and 2005, $604,214 and $227,690, respectively, of costs related to software development were capitalized. Accumulated amortization at December 31, 2006 and 2005 was $6,846 and $1,662, respectively.

Costs of software for internal use either purchased or developed are capitalized in accordance with Statement of Position 98-1, “Accounting for Costs of Computer Software Developed or Obtained for Internal Use”. The costs are determined by the purchase price for externally developed software or costs incurred after the software has reached technical feasibility. These costs are included with equipment, furniture and leasehold improvements.

Revenue Recognition

The Company recognizes revenue in accordance with Staff Accounting Bulletin 104 (Revenue Recognition). Consequently, all revenue is recognized when 1) there is a persuasive evidence of an arrangement; 2) the fee is fixed and determinable; 3) services have been rendered and payment has been contractually earned, and 4) collectability is reasonably assured.

The Company’s revenue streams derive mainly from revenue services provided to clients and licensing of the Company’s internally developed web based software applications. Revenue services provided to clients include clinical and technical appeals performed on behalf of the client, recoveries of silent PPO claims, full business office outsourcing, consulting projects and physician insurance documentation training.

Clinical and technical appeal revenue and silent PPO revenue fees are earned in the month that the client receives the benefit from the services that the Company provided. These revenues are calculated as a percentage of the cash recoveries received by the client. Full business office outsourcing revenue is earned over the contract period and is calculated based on a percentage of cash collections received by the client during the contract period. Consulting project revenue and physician insurance documentation training fees are considered earned in the month that the services are provided. Software license revenue is recognized ratably over the period in which the services are expected to be performed or over the software support period, whichever is longer, beginning with the delivery and acceptance of the software, provided all other revenue recognition criteria are met.

Research and Development

Research and development costs are expensed as incurred and amounted to $324,855 and $371,971 for the years ended December 31, 2006 and 2005, respectively.

MD-X Solutions, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

Advertising

Advertising costs, which amounted to $235,670 in 2006 and $203,329 in 2005, are expensed as incurred.

Incentive Stock-Based Compensation

The Financial Accounting Standards Board issued SFAS No. 123(R), “Share Based Payments”, established standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This statement focuses primarily on accounting for transactions in which an entity obtains employee and third party services in share-based payment transactions. SFAS 123(R) requires that the fair value of such equity instruments be recognized as an expense in the historical combined financial statements as services are performed. While SFAS 123(R) is generally effective for years beginning after December 31, 2005, the Company elected to adopt SFAS 123(R) effective January 1, 2005.

Income Taxes

Solutions accounts for income taxes pursuant to the asset and liability method which requires deferred tax assets and liabilities be computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. At December 31, 2006 and 2005, deferred tax assets and liabilities are not considered material and are not recorded on the combined financial statements.

Systems, Services and Strategies, with the consent of their stockholders, have elected to be taxed as “S” Corporations under provisions of the Internal Revenue Code, as well as for state income tax purposes. In lieu of Federal corporate income taxes, the stockholders are taxed on the Company’s taxable income. Accordingly, no provision for Federal income taxes is reflected in the accompanying combined financial statements with respect to the operations of Systems, Services and Strategies. Under New Jersey state “S” Corporation provisions, the majority of income taxes are also the responsibility of the individual stockholders. Corporate state income taxes, which are the Company’s responsibility, are provided at statutory rates.

Fair Value of Financial Instruments

Cash and equivalents, accounts receivable, accounts payable and accrued expenses are reflected in the combined financial statements at carrying values which approximate fair value because of the short-term maturity of these instruments. The carrying value of the Company’s long-term obligations approximate the fair value based on the current rates available to the Company for similar instruments.

Use of Estimates

The preparation of combined financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of management estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on historical experience and information that is available to management about current events and actions the Company may take in the future. Significant items subject to estimates and assumptions include the allowance for doubtful accounts, stock options, capitalized software costs, depreciation, and amortization. There can be no assurance that actual results will not differ from these estimates in the near term.

MD-X Solutions, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

4.	RESTATEMENT

The opening stockholders’ equity has been restated by approximately $1,200,000 due to certain accounts receivable that management has determined were uncollectible at December 31, 2005, the adoption of SFAS No. 123(R) effective January 1, 2005, capitalization of software costs in accordance with SFAS No. 86 and a reclassification between certain equity accounts.

5.	SIGNIFICANT GOVERNING REGULATIONS

The Health Insurance Portability and Accountability Act (“HIPAA”) has a material impact on the Company and the entire healthcare industry. Under HIPAA, the Company is required to maintain requisite levels of security and privacy with certain individually identifiable patient information in its possession. HIPAA also has mandated new standards for electronic data transmission of healthcare information necessary to complete the adjudication process of patient claims. The Company has invested considerable financial and human resources to comply with HIPAA. Government imposed penalties and fines for noncompliance are significant and the Company cannot guarantee that it has no exposure to such penalties or fines in the future.

6.  COMPUTERS, FURNITURE, AND IMPROVEMENTS

At December 31, 2006 and 2005, computers, furniture and leasehold improvements consist of the following:

	2006	2005

Computers	$498,123	$435,147
Furniture and fixtures	440,232	440,232
Leasehold improvements	448,390	428,674

	1,386,745	1,304,053
Less: Accumulated depreciation and amortization	733,929	513,982

Total, Net	$652,816	$790,071

Depreciation and amortization expense for the years ended December 31, 2006 and 2005 was $219,945 and $178,236, respectively.

7.	RELATED PARTY TRANSACTIONS

Stockholders’ Loans Receivable:

Stockholders’ loans receivable represent cash advances bearing interest at 5% and are payable on demand. During 2007, the stockholders repaid $1,296,244 of the loans receivable balance at December 31, 2006. In addition, the stockholders paid $16,838 in interest. The remaining loans receivable balance and the remaining interest receivable balance were forgiven in 2007.

For the years ended December 31, 2006 and 2005, interest income on the stockholders loans was $39,825 and $7,500, respectively.

Notes Payable — Stockholder:

Notes payable — stockholder of $1,282,923 at December 31, 2006 and 2005 are payable on demand and bear interest at 8%. On July 2, 2007, the Company repaid the notes payable -stockholder and all related accrued interest.

Interest expense related to these loans was $102,634 in each of the years ended December 31, 2006 and 2005.

MD-X Solutions, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

Consulting Fees:

During 2006, consulting fees amounting to $223,816 were paid to corporations owned by certain stockholders of the Company. These corporations are not part of the combined group.

8.	LINE OF CREDIT

The Company has a $2,500,000 line of credit with a banking institution that is set to expire on May 31, 2007. The Company was granted a one month extension of the original expiration date to June 30, 2007. All interest is to be repaid monthly to the bank at the bank’s prime rate plus 1% (9.25% at December 31, 2006). Amounts outstanding are collateralized and secured by the Company’s receivables and limited personal guarantees by two stockholders. The line of credit agreement with the banking institution terminated on July 2, 2007.

Quarterly, the Company was required to pay a .025% fee on the unused portion of the line of credit up to a maximum of $6,250 for the year. At December 31, 2006, there were no borrowings outstanding under the line of credit. At December 31, 2005, there was $220,000 outstanding under the line of credit.

At December 31, 2006 and 2005, the Company was in compliance with the covenants of the line of credit.

9.	STOCKHOLDERS’ EQUITY

At December 31, 2006 and 2005, common stock consists of the following:

	Shares
	Authorized	Issued	Amount

Solutions — $0.0001 par value	80,000,000	28,233,962	$2,823
Systems — $0.001 par value	10,000	1,000	1
Services — $0.001 par value	10,000	1,000	1
Strategies — $0.001 par value	10,000	1,000	1

Total			$2,826

At December 31, 2006 and 2005, treasury stock consists of 13,900,629 shares of Solutions.

10.	BUSINESS ECONOMIC INCENTIVE PROGRAM

The Company has been approved by the State of New Jersey to be eligible for grant awards from the Business Economic Incentive Program (“BEIP”). The Company entered into a contract with an outside third party vendor to assist in the administrative requirements of the BEIP. In the event that the State awards any monies to the company, the outside third party vendor is entitled to receive 15% of the total benefit received under the grant. No revenues or expenses related to this grant have been recorded as of December 31, 2006 and 2005.

11.	EMPLOYEE BENEFIT PLANS

Phantom Stock Plan

The Company maintained a phantom stock plan (“PSP”) that provides the PSP holders certain benefits based on a predetermined formula upon certain triggering events. The terms and selected participants of the PSP among other things, are determined at the sole discretion of the Company’s Board of Directors. Participation in the PSP does not constitute a guarantee or contract of employment between a participant and the Company. No units were granted under the PSP to date or during 2006 and 2005. The PSP was terminated on July 2, 2007.

MD-X Solutions, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

401(k) Savings Plan

The Company sponsors a defined contribution 401(k) savings plan for the benefit of its eligible employees. The Company makes contributions to the Plan at the discretion of management. There were no Company contributions to the Plan in 2006 and 2005.

Health Reimbursement Account

In 2006, the Company modified its health benefit plan. Under the modified plan, the Company remains contingently liable for potential claims submitted by employees, ranging from $700 per employee with single coverage up to $1,400 per employee with dependent coverage. The Company retains an independent outside third party to administer claims submitted by employees. All 2006 claims were required to be submitted on or prior to March 31, 2007 in order to be eligible for reimbursement under the Plan. The Company’s maximum liability for claims submitted after December 31, 2006 is $10,000, which is included in accounts payable and accrued expenses at December 31, 2006.

12.	LEASE COMMITMENTS

Facility Leases

The Company leases office space under a non-cancelable lease which expired on April 30, 2007, and continues on a month to month basis. In addition to monthly rent, the Company is also required to pay its proportionate amount of utilities. The Company leased an additional operating facility in 2005, under the terms of an operating lease which expires on June 30, 2010. This lease contains an option to renew for an additional five years at the then fair market rental rate.

Rent expense for these leases was $629,426 and $488,499 for the years ended December 31, 2006 and 2005, respectively.

The Company also has various operating leases for equipment expiring through January 2010. Equipment rental expense amounted to $178,224 and $265,746 for the years ended           December 31, 2006 and 2005, respectively.

Future minimum payments required under the above non-cancelable operating leases and under capital lease obligations for the remaining terms of the leases subsequent to December 31, 2006 are as follows:

		Capital
	Operating	Lease
Year Ending December 31,	Leases	Obligations

2007	$456,922	$132,942
2008	351,188	132,942
2009	351,188	132,942
2010	141,132	72,308

Total minimum lease payments	$1,300,430	471,134

Less: Amount representing interest		33,050

Present value of net minimum lease payments		438,084
Less: Current portion		117,244

Long-Term Portion		$320,840

MD-X Solutions, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

The following is an analysis of the equipment under capital lease obligations at December 31, 2006:

Computer equipment	$67,127
Furniture and fixtures	273,586
Leasehold improvements	250,044

590,757
Less: Accumulated depreciation and amortization	171,617

Total	$419,140

Depreciation and amortization of assets held under capital leases is included in depreciation and amortization expense.

The capital lease was paid in full on July 2, 2007.

13.	STOCK OPTIONS

During January, March and June 2006, and April and December 2005, the Board of Directors for Strategies, Systems and Services adopted, six separate stock option plans and agreements. All options were granted to certain executives with exercise prices for each of the options based on the value of the underlying shares on the date of grant. While vesting criteria vary for each plan, options generally remain exercisable based on continued employment up to December, 2014.

The first stock option plan and agreement adopted in April 2005 provides for the issuance of incentive stock options for the purchase up to 20 shares each in Strategies, Systems and Services. Vesting is contingent upon certain sales benchmarks. Although the Company believes it is probable that the targets will be met, the amount of compensation is formula driven and the amount is not determinable until the target is achieved.

The second stock option plan and agreement adopted in December 2005 provides for the issuance of incentive stock options for the purchase up to 13 shares each in Strategies, Systems and Services. The options vest immediately upon the granting.

The third stock option plan and agreement adopted in January 2006 provides for the issuance of incentive stock options for the purchase up to 3 shares each in Strategies and Systems Services. The options vest and become available for exercise in three equal increments of one share each for every twelve months service provided. Additionally, the Board of Directors for Strategies, Systems and Services adopted a separate Reimbursement Agreement for the same executive which was a former participant under the previously terminated incentive stock option plan of a company affiliated with the Companies. The purpose of the Reimbursement Agreement is to provide additional compensation, up to $81,946, to the executive in the event of an approved sale of the majority of the Companies.

The fourth stock option plan and agreement adopted in January 2006 provides for the issuance of incentive stock options for the purchase up to 20 shares each in Strategies, Systems and Services. The vesting of the options is based periods of service, which is accelerated upon certain events, including an approved sale of the majority of the Companies.

The fifth and sixth stock option plans and agreements adopted in March and June 2006 provide for the issuance of incentive stock options up to 5 shares each in Strategies, Systems and Services. Vesting is contingent upon certain sales benchmarks certain time frames. In February 2007, the executive under the June 2006 option plan resigned his position. All options under the June 2006 plan have been treated as cancelled at December 31, 2006, and no compensation charge was recognized.

MD-X Solutions, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

A summary of the status of the Company’s options outstanding as of December 31, 2006 and 2005, and changes in options outstanding during the years then ended is presented below:

		Weighted
		Average
	Shares	Exercise Price

Outstanding, at January 1, 2004	0
Granted	99	$6,082
Cancelled	0
Settled for cash	0
Exercised	0

Outstanding, at December 31, 2005	99	$6,082
Granted	96	$7,011
Cancelled	(15)	$5,830
Settled for cash	0
Exercised	0

Outstanding, at December 31, 2006	180	$6,599

Exercisable, at end of year	41	$3,673

The following table summarizes information about shares subject to the Company’s outstanding stock options at December 31, 2006:

	Outstanding Stock Options
			Weighted
			Average		Exercisable
			Years of	Weighted	Stock Options
			Remaining	Average	Weighted
Exercise Price			Contractual	Exercise	Average Exercise
or Price Range	Shares		Life	Price	Shares	Price

$3,010	20	*	8	$3,010	—	—
1,259	13		8	1,259	13	$1,259
4,363	3	*	8	4,363	1	4,363
3,835	20	*	8	3,835	—	—
3,107	5	*	9	3,107	—	—
12,042	20	*	8	12,042	—	—
1	13		8	1	13	1
13,009	20	*	8	13,009	—	—
8,497	5	*	9	8,497	—	—
8,080	20	*	8	8,080	—	—
9,471	13	*	8	9,471	13	9,471
6,740	3	*	8	6,740	1	6,740
6,764	20	*	8	6,764	—	—
4,072	5	*	9	4,072	—	—

*	Non-vested options.

In accordance with SFAS No. 123(R) the fair value for each stock option has been estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for the 2006 stock

MD-X Solutions, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

options; risk free rate of 4.25%, expected lives ranging from two to three years, expected volatility of 79.4% and an expected dividend yield of zero. The following assumptions were used for the 2005 stock options; risk free rate of 4.25%, expected life of three years, expected volatility of 93% and an expected dividend yield of zero. Accordingly, the Company has recognized a charge of approximately $63,000 and $82,000 in 2006 and 2005, respectively.

On July 2, 2007, the stock option agreements and the reimbursement agreement were terminated. The Company paid the holders of the stock options and the executive to the reimbursement agreement $2,726,002 in consideration of the stock options they held and under the terms of the reimbursement agreement.

14.	CONCENTRATIONS OF CREDIT RISKS

In the normal course of business, the Company extends unsecured credit to its customers. During the years ended December 31, 2006 and 2005, three customers accounted for approximately 20%, 16% and 15% of revenue and two customers accounted for approximately 15% and 12% of revenue, respectively. The accounts receivable balance due from these customers at December 31, 2006 and 2005 was approximately $2,343,000 and $1,608,000, respectively.

The Company, at various times during the year, maintained cash and equivalent balances in excess of insured limits.

15.	COMMITMENTS AND CONTINGENCIES

Litigation:

The Company, along with other co defendants, one of which is the Company’s client, is named in a lawsuit brought against them by a small preferred provider organization and some of its current and former clients. This organization has entered into hospital reimbursement agreements with a number of hospitals throughout the State of New Jersey, including the Company’s client. The Company intends to aggressively defend against this action and seek summary judgment on all claims at the earliest stage feasible. In the opinion of management, the claims have no merit and will not have a material adverse effect on the Company’s combined financial condition or results of operations.

Client Contracts

The Company enters into contracts with clients to provide services. The contracts are usually for a period of six months to two years.

Salary Commitment

The Company had an employment contract with one of its senior executives. The contract covered such matters as base compensation, incentive plans, benefits, termination, and non-competition. The employment contract expired in April 2006.

Other

The Company is obligated to pay a former stockholder on or prior to March 31, 2007 an amount equal to 3% of the profits generated by the Silent PPO Revenue Recapture and the Retrospective Denial Management Recovery Services product lines during the period beginning January 1, 2003 and ending December 31, 2006. At December 31, 2006, the Company has accrued $45,000 as settlement of this obligation. This obligation was paid in full in March, 2007.

MD-X Solutions, Inc. and Affiliates

Notes to Combined Financial Statements — (Continued)

16.	SUBSEQUENT EVENTS

Broker Commitment

In September 2006, the Company entered into a contractual agreement with an investment banking firm that assists middle market companies and private equity firms explore business opportunities. In the event that a business transaction were to occur, the investment banking firm would be entitled to $725,000 on the first $50 million of consideration received plus 3% of consideration received above $50 million. On July 2, 2007, the Company paid the investment banking firm $1,528,226 (Note 2).

Accounts Receivable Purchase

In February 2007, the Company entered into an agreement with a client to secure the purchase of its January 31, 2007 accounts receivable totaling approximately $8,300,000. In connection with the purchase of said receivables, the Company utilized $2,500,000 from the available credit line addressed in Note 7. Additionally, in February 2007, the Company signed a $5,400,000 revolving line of credit agreement with a banking institution. The maximum amount borrowed under this line for the purchase of the receivables was approximately $4,300,000. Amounts borrowed on the credit line and the revolving line of credit, were prepaid in May, 2007.

As addressed in Note 7, the credit line agreement along with the revolving line of credit agreement were terminated on July 2, 2007.

XactiMed, Inc.

Balance Sheet

March 31,
2007
(Unaudited)

ASSETS
Current:
Cash	$1,758,052
Accounts receivable, net	2,537,403
Prepaid expenses	261,396

Total current assets	4,556,851

Property And Equipment, Net	316,113
Other Assets
Goodwill	2,315,993
Prepaid expenses	262,866
Deposits and other assets	450,498

Total long-term assets	3,029,357

Total Assets	$7,902,321

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current:
Accounts payable	$584,371
Accrued expenses and other liabilities	782,114
Obligations under capital leases	10,708
Deferred revenue — current portion	1,170,769

Total current liabilities	2,547,962

Long-Term Liabilities
Obligation under capital leases, less current portion	6,121
Deferred rent — long term portion	137,968
Deferred revenue-long term portion	2,155,727

Total long-term liabilities	2,299,816

Stockholders’ Equity
Preferred stock — Series A, $.0001 par value; 10,000,000 shares authorized; 3,362,416 shares issued and outstanding	336
Common stock, $.0001 par value; 40,000,000 shares authorized; 17,293,250 shares issued and outstanding	1,730
Additional paid-in capital	7,395,478
Accumulated deficit	(4,343,001)

Total stockholders’ equity	3,054,543

Total Liabilities And Stockholders’ Equity	$7,902,321

The condensed notes to financial statements are an integral part of this statement

XactiMed, Inc.

Statements of Income

	Three Months Ended March 31,
	2007	2006
	(Unaudited)

Net Sales	$3,854,719	$2,879,623
Operating Expenses
Sales and marketing	529,512	476,409
General and administrative	2,731,310	2,054,439

Operating income	593,897	348,775
Other Income (Expenses)
Interest expense	(2,050)	(17,565)

Income before income taxes	591,847	331,210
Provision for income taxes	25,321	31,319

Net income	$566,526	$299,891

The condensed notes to financial statements are an integral part of these statements

XactiMed, Inc.

Unaudited Statement of Stockholders’ Equity

	Preferred Stock		Common Stock		Additional	Accumulated
	Shares	Amount	Shares	Amount	Paid-In Capital	Deficit	Total

Balance, December 31, 2006	3,362,416	$336	17,293,250	$1,730	$7,322,637	$(4,909,527)	$2,415,176
Stock compensation	—	—	—	—	72,841	—	72,841
Net income	—	—	—	—	—	566,526	566,526

Balance, March 31, 2007 (Unaudited)	3,362,416	$336	17,293,250	$1,730	$7,395,478	$(4,343,001)	$3,054,543

The condensed notes to financial statements are an integral part of this statement

XactiMed, Inc.

Statements of Cash Flows

	Three Months Ended March 31,
	2007	2006
	(Unaudited)
Cash Flows From Operating Activities
Net income	$566,526	$299,891
Adjustments to reconcile net income to net cash provided by operating activities:
Stock compensation expense	72,841	17,922
Depreciation and amortization	30,201	27,176
Changes in assets and liabilities, net:
Accounts receivable	(442,154)	65,890
Prepaid expenses	(17,593)	(15,620)
Deposits and other assets	(80,044)	(45,287)
Accounts payable	212,870	23,191
Deferred revenue	295,335	76,154
Accrued expenses and other liabilities	113,909	(75,673)

Net cash provided by operating activities	751,891	373,644

Cash Flows From Investing Activities
Purchase of property and equipment	(35,226)	(24,971)

Net cash used by investing activities	(35,226)	(24,971)

Cash Flows From Financing Activities
Net borrowing on line of credit	—	(107,988)
Payments on capital leases	(13,227)	(11,510)
Payments on notes payable	—	(50,000)

Net cash used by financing activities	(13,227)	(169,498)

Net increase in cash	703,438	179,175
Cash at beginning of the period	1,054,614	23,653

Cash at end of the period	$1,758,052	$202,828

Cash paid during the period for:
Interest	$2,050	$4,904

The condensed notes to financial statements are an integral part of these statements

XactiMed, Inc.

Condensed Notes to Financial Statements

1.	NATURE OF BUSINESS

XactiMed, Inc. (the “Company”) provides advanced, Internet based, revenue cycle software solutions and out-sourcing services to the healthcare industry to help reduce the administrative cost of managing the revenue cycle while enhancing overall net collections for their clients.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from these estimates.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. In the opinion of management, all adjustments, consisting of normal recurring adjustments, have been made that are necessary to present the financial position of the Company as of March 31, 2007, and the results of operations and cash flows for the three month periods ended March 31, 2007 and 2006. The results of operations for such periods are not necessarily indicative of the results expected for the full fiscal year or for any future period. These financial statements should be read in conjunction with our audited financial statements and notes as of and for the year ended December 31, 2006.

2.	SUBSEQUENT EVENT

On May 18, 2007, XactiMed, Inc. sold all of the outstanding stock of the company for cash consideration of approximately $20,415,000 and $1,712,076 shares of preferred stock of the acquiring company.

XactiMed, Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
XactiMed, Inc.

We have audited the accompanying balance sheets of XactiMed, Inc. (Company) as of December 31, 2006 and 2005, and the related statements of income, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our report dated April 19, 2006 on the 2005 financial statements, we stated we were unable to obtain sufficient evidential matter for the fair value of the Company’s common stock used as a basis to account for stock compensation under a stock option plan. Our report also noted two departures from accounting principles generally accepted in the United States of America: (1) the Company had not tested goodwill for impairment and (2) the Company did not disclose the pro forma effect on reported net income of compensation costs related to stock options issued using a fair value method. However, since the date of our report, we were able to obtain sufficient evidential matter for the fair value of the Company’s common stock used to account for stock compensation under the stock option plan, and, as described in Note 8, the Company has accounted for or disclosed, as applicable, the compensation costs related to stock options issued using a fair value based method and has restated its 2005 financial statements to conform with accounting principles generally accepted in the United States of America. As described in Note 2, the Company has tested goodwill for potential impairment on an annual basis. Accordingly, our present opinion on the 2005 financial statements, as presented herein, is different from that expressed in our previous report.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of XactiMed, Inc. as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, in 2006 the Company adopted Statement of Financial Accounting Standards No. 123(R), “Share Based Payment.”

/s/  WEAVER AND TIDWELL, L.L.P.
Dallas, Texas
August 15, 2007

XactiMed, Inc.

Balance Sheets

	December 31,
	2006	2005

ASSETS
Current:
Cash	$1,054,614	$23,653
Accounts receivable, net	2,095,249	1,934,328
Prepaid expenses	107,271	99,563

Total current assets	3,257,134	2,057,544

Property And Equipment, Net	311,088	230,516

Other Assets
Goodwill	2,315,993	2,315,993
Prepaid expenses	399,398	385,564
Deposits and other assets	370,454	108,910

Total long-term assets	3,085,845	2,810,467

Total Assets	$6,654,067	$5,098,527

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current:
Current maturities of long-term debt	$—	$349,265
Accounts payable	371,501	322,453
Accrued expenses and other liabilities	659,886	428,852
Interest payable — related parties	—	128,124
Obligations under capital leases	21,063	60,994
Deferred revenue — current portion	1,241,724	1,261,876

Total current liabilities	2,294,174	2,551,564

Long-Term Liabilities
Line of credit	—	107,988
Obligation under capital leases, less current portion	8,992	23,040
Deferred rent — long term portion	146,288	—
Deferred revenue — long term portion	1,789,437	1,591,190

Total long-term liabilities	1,944,717	1,722,218

Stockholders’ Equity
Preferred stock — Series A, $.0001 par value; 10,000,000 shares authorized; 3,362,416 shares issued and outstanding	336	336
Common stock, $.0001 par value; 40,000,000 shares authorized; 17,293,250 and 17,293,000 shares issued and outstanding at December 31, 2006 and 2005, respectively	1,730	1,730
Additional paid-in capital	7,322,637	7,250,761
Accumulated deficit	(4,909,527)	(6,428,082)

Total stockholders’ equity	2,415,176	824,745

Total Liabilities And Stockholders’ Equity	$6,654,067	$5,098,527

The notes to financial statements are an integral part of these statements

XactiMed, Inc.

Statements of Income

	Years Ended December 31,
	2006	2005

Net Sales	$13,176,313	$11,151,114
Operating Expenses
Sales and marketing	2,138,818	1,757,058
General and administrative	9,348,057	8,987,120

Operating income	1,689,438	406,936
Other Income (Expenses)
Interest expense	(45,606)	(97,321)

Income before taxes	1,643,832	309,615
Income Tax Expense	125,277	—

Net income	$1,518,555	$309,615

The notes to financial statements are an integral part of these statements

XactiMed, Inc.

Statements of Stockholders’ Equity
Years Ended December 31, 2006 and 2005

	Preferred Stock		Common Stock		Additional	Accumulated
	Shares	Amount	Shares	Amount	Paid-In Capital	Deficit	Total

Balance, December 31, 2004	3,362,416	$336	17,286,000	$1,729	$7,247,262	$(6,737,697)	$511,630
Sale of common stock	—	—	7,000	1	3,499	—	3,500
Net income	—	—	—	—	—	309,615	309,615

Balance, December 31, 2005	3,362,416	$336	17,293,000	$1,730	$7,250,761	$(6,428,082)	$824,745
Sale of common stock	—	—	250	—	187	—	187
Stock compensation	—	—	—	—	71,689	—	71,689
Net income	—	—	—	—	—	1,518,555	1,518,555

Balance, December 31, 2006	3,362,416	$336	17,293,250	$1,730	$7,322,637	$(4,909,527)	$2,415,176

The notes to financial statements are an integral part of these statements

XactiMed, Inc.

Statements of Cash Flows

	Years Ended December 31,
	2006	2005

Cash Flows From Operating Activities
Net income	$1,518,555	$309,615
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	120,972	95,269
Stock compensation	71,689	—
Changes in assets and liabilities, net:
Accounts receivable	(160,921)	(306,556)
Prepaid expenses	(21,542)	(229,988)
Deposits and other assets	(261,544)	(18,243)
Accounts payable	49,048	(128,525)
Deferred revenue	178,095	883,670
Accrued expenses and other liabilities	249,199	92,653

Net cash provided by operating activities	1,743,551	697,895

Cash Flows From Investing Activities
Purchase of property and equipment	(192,676)	(116,057)

Net cash used by investing activities	(192,676)	(116,057)

Cash Flows From Financing Activities
Proceeds from sale of common stock	187	3,500
Net borrowing on line of credit	(107,988)	(459,012)
Payments on capital leases	(62,848)	(39,640)
Payments on notes payable	(349,265)	(156,839)

Net cash used by financing activities	(519,914)	(651,991)

Net (decrease) increase in cash	1,030,961	(70,153)
Cash at beginning of year	23,653	93,806

Cash at end of year	$1,054,614	$23,653

Cash paid during the year for:
Interest	$161,477	$54,983

Supplemental non-cash information:
Capitalized leased equipment and corresponding obligation under capital leases	$8,869	$123,675

The notes to financial statements are an integral part of these statements

XactiMed, Inc.

Notes to Financial Statements

1.	NATURE OF BUSINESS

XactiMed, Inc. (the “Company”) provides advanced, Internet based, revenue cycle software solutions and out-sourcing services to the healthcare industry to help reduce the administrative cost of managing the revenue cycle while enhancing overall net collections for their clients.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Cash

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The Company maintains its cash balances in a financial institution which at times may exceed insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.

Accounts Receivable

Accounts receivable is reported in the balance sheet at net receivable value. An allowance for doubtful accounts is recognized by management based upon review of customer balances, historical losses (bad debts) and general economic conditions. Allowance for doubtful accounts totaled $351,526 and $444,445 as of December 31, 2006 and 2005, respectively.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives by both accelerated and straight-line methods. Major repairs or replacements of property and equipment are capitalized. Maintenance, repairs and minor replacements are charged to operations as incurred.

Goodwill

In April 2000, the Company purchased Electronic Claim Service, Inc. (ECS). Goodwill represents the excess purchase price of ECS over the fair value of the net assets of ECS. In accordance with Statement of Financial Accounting Standards No. 142 (“SFAS 142”) issued in June 2001, goodwill is no longer amortized, but the Company is required to evaluate the goodwill on an annual basis for potential impairment.

The Company performs an impairment test of goodwill annually. If an impairment of the carrying value has occurred, the amount of the impairment recognized in the financial statements is determined by estimating the fair value of the assets and recording a loss for the amount that the carrying value exceeds the estimated fair value.

The Company had no impairment charges of its goodwill as of December 31, 2006 and 2005. As of December 31, 2006 and 2005 goodwill was $2,315,993.

Estimates

In preparing the Company’s financial statements, management is required to make estimates and assumptions that affect the reported amounts of asset and liabilities, the disclosure of contingent assets and

XactiMed, Inc.

Notes to Financial Statements — (Continued)

liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

The Company recognizes revenue for license fees over the term of the contracts. If a specific contract has an automatic renewal term, the life of the contract is estimated and the license fee revenue is recognized over the estimated life of the contract. The Company considers estimates of contract lives to be a significant estimate. Account maintenance and support revenue is recognized when earned under the terms of the contracts.

Deferred Revenue

Deferred revenue represents the portion of revenue for which the revenue recognition process is incomplete.

Commission Expense Recognition

The Company recognizes commission expense related to revenue for license fees over the term of the related contracts. If a specific contract has an automatic renewal term, the life of the contract is estimated and the related commission expense is recognized over the estimated life of the contract. Commission expense related to account maintenance and support revenue is recognized when earned under the terms of the contracts. Commissions earned/paid and not recognized as expense are included in prepaid expenses in the balance sheet.

Compensated Absences

The Company’s policy is to recognize the cost of compensated absences when actually paid to employees. Additionally, the Company requires all compensated absences earned during the year be taken before December 31, except where mandated by state law. Accordingly, no liability for compensated absences has been recorded in the accompanying financial statements.

Share Based Compensation

On January 1, 2006, the Company adopted the fair value recognition provisions of Financial Accounting Standards Board (“FASB”) Statement No. 123(R), “Share — Based Payment”, (“SFAS 123(R)”). Prior to January 1, 2006, the Company accounted for share-based payments under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related Interpretations, as permitted by FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). In accordance with APB 25, no compensation cost was required to be recognized for options granted that had an exercise price equal to the market value of the underlying common stock on the date of grant.

The Company adopted SFAS 123(R) using the modified prospective method. Under this transition method, compensation cost recognized in 2006 and future reporting periods includes: (1) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and (2) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). The results for the prior periods have not been restated.

XactiMed, Inc.

Notes to Financial Statements — (Continued)

Advertising Costs

Advertising costs are charged to operations when incurred. Advertising expense for the years ended December 31, 2006 and 2005 was $180,173 and $30,004, respectively.

Research and Development

Research and development costs are expensed as incurred. Amounts charged to expense totaled $758,829 and $1,203,609 for the years ended December 31, 2006 and 2005, respectively.

Recent Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for years beginning after December 15, 2006. The Company is in the process of determining the impact of this Interpretation on the Company’s financial statements.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements.” This statement defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. SFAS No. 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007, and will apply to the Company starting on its 2008 fiscal year. The Company anticipates no material effect from the adoption of SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159 “Fair Value Option for Financial Assets and Financial Assets and Financial Liabilities.” This statement’s objective is to reduce both complexity in accounting for financial instruments and volatility in earnings caused by measuring related assets and liabilities differently. This statement also requires information to be provided to the readers of financial statements to explain choice to use fair value on earnings and to display the fair value of the assets and liabilities chosen on the balance sheet. This statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company anticipates no material effect from the adoption of SFAS No. 159.

3.	PROPERTY AND EQUIPMENT

Major classifications of property and equipment and their estimated service lives are summarized below as of December 31, 2006 and 2005:

	2006	2005

Computer equipment	$591,876	$477,894	2-5 Years
Computer software	223,805	189,506	5 Years
Office furniture and fixtures	196,577	144,948	7 Years
Office equipment	20,022	20,022	5-7 Years
Leasehold improvements	58,123	56,490	7 Years
Telephone equipment	75,127	75,127	5 Years

	1,165,530	963,987
Accumulated depreciation and amortization	854,442	733,471

	$311,088	$230,516

XactiMed, Inc.

Notes to Financial Statements — (Continued)

4.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following at December 31, 2006 and 2005:

	2006	2005

Accrued salaries	$—	$70,569
Accrued payroll taxes	—	26,725
Sales tax payable	458,637	1,218
Deferred rent — current	28,079	31,050
Property tax payable	11,322	11,676
Accrued commissions	77,090	165,785
Other	84,758	121,829

	$659,886	$428,852

5.	LINE OF CREDIT

Under the terms of the line of credit agreement and subsequent amendments, the Company was granted a $1,000,000 line of credit with a maturity date of July 31, 2007 and was collateralized by all the assets of the Company. Interest, which accrued at prime (8.25% at December 31, 2006) plus 1.5%, was payable monthly. On May 18th, 2007 the Company terminated its line of credit agreement as part of the transaction in which the Company sold all of its outstanding stock as discussed in Note 13.

The maximum amount outstanding under the line of credit is limited to the lesser of (a) $1,000,000, or (b) the amount of the borrowing base. The borrowing base is defined as 80% of eligible accounts receivable as defined by the agreement.

The line of credit agreement contains various provisions including subordination of certain indebtedness to officers, and providing monthly financial statements and borrowing base reports to the bank. Under the line of credit agreement the Company had $0 and $107,988 outstanding at December 31, 2006 and 2005, respectively.

6.	NOTES PAYABLE

Notes payable consist of the following at December 31, 2006 and 2005:

	2006	2005

Convertible note payable to an individual. Unpaid principal and interest at 8% was due in 2006. The note was unsecured.	$—	$100,000
Subordinated related party note payable to an individual. All unpaid principal and interest at 8% was due June 30, 2006. The note was unsecured.	—	20,000
Subordinated related party notes payable to an individual. All unpaid principal and interest at 8% was due June 30, 2006. The notes were unsecured.	—	229,265

	—	349,265
Current maturities	—	(349,265)

Total long-term portion	$—	$—

XactiMed, Inc.

Notes to Financial Statements — (Continued)

7.	STOCKHOLDERS’ EQUITY

Preferred Stock

The Series A Convertible Preferred Stock may be converted into shares of common stock at the option of the holder at an initial price of $1.487 per share as adjusted by the Series A Preferred Stock Certificate of Designations (the “Conversion Price”). The Series A Convertible Preferred Stock is also subject to mandatory conversion at the Conversion Price immediately upon the close of the sale of the Company’s common stock in an underwritten public offering registered under the Securities Act of 1933, as amended, of which (a) the aggregate proceeds to the Company and/or any selling stockholders equal or exceed $20,000,000 and (b) the per share price of the Company’s common stock is equal to or exceeds $3 per share.

Holders of the Series A Convertible Preferred Stock are entitled to receive an annual dividend at the rate of $.119 per share per annum, payable in cash in arrears in quarterly installments. Dividends on the Series A Convertible Preferred Stock are cumulative and accrue, without interest, from the date of issuance of each such share. Accumulated undeclared dividends total $2,658,625 ($0.79 per share) and $2,258,498 ($0.67 per share) at December 31, 2006 and 2005 respectively.

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Series A Convertible Preferred Stock are entitled to receive out of the assets of the Company available for distribution to its stockholders, before any distribution is made to common stockholders or any other such junior stock, and an amount equal to $1.487 per share (the “Liquidation Preference”) as adjusted for any stock dividends, combinations or splits plus an amount equal to all accrued or declared but unpaid dividends on the shares of Series A Convertible Preferred Stock to the date of final distribution. After payment of the full amount of the Liquidation Preference and such dividends, the holders of shares of Series A Convertible Preferred Stock will not be entitled to any further distribution of assets by the Company.

8.	STOCK OPTIONS

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123(R) (“SFAS 123(R)”), Share-Based Payment. This statement requires companies to recognize the cost (expense) of all share-based payment transactions in the financial statements. The Company expenses employee share-based compensation using fair value based measurement over an appropriate requisite service period on a straight-line basis. As stock-based compensation expense recognized in the statement of income for the year ended December 31, 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were based on actual experience and management estimates. The Company generally bases the fair value of its stock awards on the appraised value of the Company’s common stock.

The Company has adopted the provisions of SFAS 123(R) effective January 1, 2006 under the “modified-prospective” method. Under this treatment method, the Company has only applied the provisions of SFAS 123(R) to share-based payments granted on or subsequent to January 1, 2006, and to the unvested portion of outstanding share-based payments existing on January 1, 2006.

For the year ended December 31, 2005, the Company measured non-cash compensation expense for its employee stock-based compensation plans using the intrinsic value method in accordance with the provisions of Accounting Principles Board Statement No. 25, Accounting for Stock Issued to Employees (“APB 25”) and provided pro forma disclosures of net income as if a fair value-based method had been applied in measuring compensation expense in accordance with the provisions of SFAS No. 123.

XactiMed, Inc.

Notes to Financial Statements — (Continued)

The following table illustrates the effect on net income if the Company had applied the fair value recognition provisions of SFAS No. 123 for the year ended December 31, 2005:

Net income, as reported	$309,615
Add:
Stock-based employee compensation expense included in reported net income	—
Less:
Stock-based employee compensation expense determined under fair value based method of all awards	(116,128)

Net Income:
Pro forma as if the fair value method had been applied	$193,487

The Company has a qualified stock option plan (Plan) authorizing the granting to key employees options to purchase shares of common stock at exercise prices greater than or equal to the fair market value of the common stock on the date of grant. Options generally become exercisable one-third annually beginning one year after the grant and expire ten years after grant with a three month post termination exercise period. The Company recorded compensation cost of $71,689 and $0 for the years ended December 31, 2006 and 2005, respectively.

During the years ended December 31, 2006 and 2005, the Company granted options for the purchase of 265,300 and 242,400 shares, respectively, under the plan at exercise prices of $.75 and $1.00 in 2006, and $.75 in 2005, with 120,300 shares vesting immediately after grant and 387,400 shares vesting over three years.

A summary of changes in outstanding options during the years ended December 31, 2005 and 2006, are as follows:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number	Exercise	Contractual	Intrinsic
	of Shares	Prices	Term	Value

Options outstanding at December 31, 2004	3,268,256	$0.57
Granted	242,400	$0.75
Exercised	(7,000)	$0.50
Forfeited	(112,855)	$0.54
Cancelled	(272,251)	$0.54

Options outstanding at December 31, 2005	3,118,550	$0.59	6.18	$762,897

Options exercisable at December 31, 2005	2,785,801	$0.58	5.98	$722,094
Options outstanding at December 31, 2005	3,118,550	$0.59
Granted	265,300	$0.91
Exercised	(250)	$0.75
Forfeited	(69,668)	$0.64
Cancelled	(124,382)	$0.34

Options outstanding at December 31, 2006	3,189,550	$0.61	5.42	$879,623

Options exercisable at December 31, 2006	2,892,184	$0.58	5.09	$867,710

XactiMed, Inc.

Notes to Financial Statements — (Continued)

The total intrinsic value of options exercised during the years ended December 31, 2006 and 2005, was $15 and $560, respectively. The Company’s policy for issuing shares upon share option exercise is to issue new shares of common stock.

The weighted-average grant-date fair value of each option granted during the years ended December 31, 2006 and 2005 was $71,689 and $116,128 respectively.

The following table summarizes information about the options outstanding at December 31, 2006:

	Number	Average	Number
Exercise	Outstanding at	Remaining	Exercisable at
Prices	December 31, 2006	Contractual Life	December 31, 2006

$1.00	165,000	9 years	—
0.75	93,650	9 years	61,983
0.75	186,467	8 years	89,934
0.75	62,500	7 years	58,333
0.50	2,496,433	5 years	2,496,434
1.50	185,500	3 years	185,500

	3,189,550		2,892,184

The following table summarizes the exercise price range, weighted average exercise price, and remaining contractual lives for the number of options outstanding as of December 31, 2006 and December 31, 2005:

	2006	2005

Range of exercise prices	$0.75-$1.00	$0.75
Number of options outstanding	3,189,550	3,118,550
Weighted avg. exercise price	$0.61	$0.59
Weighted avg. remaining contractual life	0.5 years	1.5 years

The fair value of each option grant has been estimated as of the date of grant using the Black-Scholes-Merton option-pricing model with the following assumptions:

	2006	2005

Calculated volatility	56%	67%
Dividend yield	0%	0%
Range of risk free interest rate	4.50% - 4.88%	3.89% - 4.33%
Expected term	6 years	6 years

As a nonpublic entity, it is not practicable for the Company to estimate the expected volatility of its share price. In accordance with SFAS 123(R), the Company has estimated grant-date fair value of its shares using volatility calculated (“calculated volatility”) from an appropriate industry sector index of comparable entities. The Company identified similar public entities for which share and option price information was available, and considered the historical volatilities of those entities’ share prices in calculating volatility. Dividend payments were not assumed, as the Company did not anticipate paying a dividend at the dates in which the various option grants occurred during the year. The risk-free rate of return reflects the weighted average interest rate offered for zero coupon treasury bonds over the expected term of the options. The expected term of the awards represents the period of time that options granted are expected to be outstanding. Based on its limited history, the Company utilized the “simplified method” as prescribed in Staff Accounting Bulletin No. 107, “Share-based Payment”, to calculate expected term. Compensation cost is recognized ratably over the vesting or service period and is net of actual, experienced forfeitures. As of December 31, 2006, the Company has approximately $109,000 of total unrecognized compensation cost related to non-vested options

XactiMed, Inc.

Notes to Financial Statements — (Continued)

granted under the Company’s stock option plan. That cost is expected to be recognized during 2007 as such options immediately vest upon sale of the Company (see Note 13). Since the Company has a net operating loss carry-forward as of December 31, 2006, no excess tax benefits for the tax deductions related to share-based awards were recognized in the statement of income. Additionally, no incremental tax benefits were recognized from stock options exercised in 2006 that would have resulted in a reclassification to reduce net cash provided by operating activities with an offsetting increase in net cash provided by financing activities.

9.	EMPLOYEE BENEFIT PLAN

The Company has established a salary deferral plan under Section 401(k) of the Internal Revenue Code. The Plan allows eligible employees to defer a portion of their compensation. Such deferrals accumulate on a tax-deferred basis until the employee withdraws the funds. The Plan provides for contributions by the Company in such amounts as the Board of Directors may determine. The Company’s contributions to the Plan were $91,049 and $89,438 for the years ended December 31, 2006 and 2005 respectively.

10.	INCOME TAXES

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the currently enacted tax rates. Deferred tax expense or benefit is the result of the changes in deferred tax assets and liabilities. Deferred income taxes arise principally from net operating loss carry forwards, deferred revenue, prepaid commissions and accrued liabilities.

The provision for income taxes is comprised of the following:

	2006	2005

Current	$125,277	$—
Deferred	—	—

	$125,277	$—

The provision for income taxes varies from the federal statutory rate (34%) as follows:

	2006	2005

Taxes at federal statutory rate	$558,903	$105,269
Permanent differences	9,198	6,313
State income taxes, net	111,519	—
Alternative minimum tax	37,497	—
Change in valuation allowance	(652,630)	(120,088)
Other	60,790	8,506

	$125,277	$—

XactiMed, Inc.

Notes to Financial Statements — (Continued)

The deferred tax assets/liabilities include the following components:

	2006	2005

Fixed assets	$(11,898)	$—
Prepaid commissions	(126,151)	(131,092)
Deferred revenue	254,381	905,255
Accrued liabilities	171,554	76,224
Allowance for doubtful accounts	130,792	151,111
Tax credits	37,497	—
Net operating loss carryforward	910,287	1,049,607
Stock options	26,673	—
Other	5,340	—
Valuation allowance	(1,398,475)	(2,051,105)

Deferred tax asset, net	$—	$—

Utilization of the deferred tax asset is dependent on future taxable income. The Company recorded a valuation allowance for all of the net deferred tax asset due to the uncertainty of whether the Company will generate sufficient taxable income during the carry forward period to realize the benefit of its net deferred tax asset. The net operating loss carry forward totals $2,446,550 at December 31, 2006 and begins to expire in 2020.

The Company’s tax net operating loss carry forwards may be subject to an annual limitation which could reduce or defer the utilization of these losses if a change in ownership is deemed to have occurred as defined in Section 382 of the Internal Revenue Code.

11.	CAPITAL LEASES

The Company leases certain computer equipment under agreements that are classified as capital leases. The cost of equipment under capital leases is included in property, plant, and equipment and totaled $132,545 and $123,675 at December 31, 2006 and 2005, respectively. Accumulated amortization of the leased equipment was $105,097 and $44,204 at December 31, 2006 and 2005, respectively. Amortization of assets under capital leases is included in depreciation expense.

The future minimum lease payments required under the capital leases and the present value of the net minimum lease payments as of December 31, 2006, are as follows:

Year Ending December 31,

2006	$22,453
2007	8,445
2008	568
Total	31,466
Amounts representing interest	(1,411)

Present value of minimum lease payments	30,055
Current portion	(21,063)

Long-term obligations under capital leases	$8,992

XactiMed, Inc.

Notes to Financial Statements — (Continued)

12.	COMMITMENTS AND CONTINGENT LIABILITIES

The Company conducts operations from leased premises. The Company also leases certain equipment under operating leases. Total rental expense for the years ended December 31, 2006 and 2005 was approximately $245,000 and $348,000, respectively.

At December 31, 2006, approximate minimum rental commitments under all non-cancelable leases having terms in excess of one year are as follows:

Year Ending December 31,	Amount

2007	$220,401
2008	217,123
2009	219,147
2010	218,391
2011	181,993

Total minimum lease payments	$1,057,055

13.	SUBSEQUENT EVENT

On May 18, 2007, XactiMed, Inc. sold all of the outstanding stock of the Company for cash consideration of approximately $20,415,000 and 1,712,076 shares of preferred stock of the acquiring company.

Independent Auditors’ Report

Board of Directors
Avega Health Systems, Inc. Alpharetta, Georgia

We have audited the accompanying balance sheets of Avega Health Systems, Inc. as of December 31, 2005 and 2004 and the related statements of income (loss), stockholders’ deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avega Health Systems, Inc. at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/  BDO Seidman, LLP

September 8, 2006

Avega Health Systems, Inc.

Balance Sheets

	December 31,
	2005	2004
	(In thousands)

ASSETS
Current
Cash and cash equivalents	$1	$10,850
Accounts receivable, net of allowances of $309 and $289	3,260	2,077
Prepaid expenses and other current assets	298	186
Deferred income taxes	70	71

Total current assets	3,629	13,184

Property and equipment, net	599	364
Deferred income taxes	206	170
Other assets	272	305

	$4,706	$14,023

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$538	$93
Accrued expenses	2,669	2,166
Deferred revenue, current	13,415	11,069

Total current liabilities	16,622	13,328
Deferred revenue, less current portion	815	4,123

Total liabilities	17,437	17,451

Stockholders’ deficit
Common stock, no par-1,000 authorized; 1,000 issued and outstanding	—	—
Additional paid in capital	37	37
Deficit	(12,768)	(3,465)

Total stockholders’ deficit	(12,731)	(3,428)

	$4,706	$14,023

The accompanying notes are an integral part of these financial statements.

Avega Health Systems, Inc.

Statements of Income

	Years Ended December 31,
	2005	2004
	(In thousands)

Revenue
Software license and support	$14,984	$11,786
Services and other	10,472	7,974

Total revenue	25,456	19,760

Expenses
Cost of revenues	5,430	7,062
Product support	2,030	1,981
Research and development	6,225	5,803
Sales and marketing	2,972	3,600
General and administrative	3,304	2,340

Total expenses	19,961	20,786

Income (loss) from operations	5,495	(1,026)

Other income
Interest income	221	80

Income (loss) before income taxes	5,716	(946)
Provision (benefit) for income taxes	52	(162)

Net income (loss)	$5,664	$(784)

The accompanying notes are an integral part of these financial statements.

Avega Health Systems, Inc.

Statements of Stockholders Deficit
Years Ended December 31, 2005 and 2004

		Additional	(Deficit)	Total
	Common	Paid in	Retained	Stockholders’
	Stock	Capital	Earnings	Deficit
	(In thousands)

Balance, December 31, 2003	$—	$37	$4,884	$4,921
Contributions to parent	—	—	(7,565)	(7,565)
Net loss	—	—	(784)	(784)

Balance, December 31, 2004	—	37	(3,465)	(3,428)
Contributions to parent	—	—	(14,967)	(14,967)
Net income	—	—	5,664	5,664

Balance, December 31, 2005	$—	$37	$(12,768)	$(12,731)

The accompanying notes are an integral part of these financial statements.

Avega Health Systems, Inc.

Statements of Cash Flows

	Years Ended December 31,
	2005		2004
	(In thousands)

Cash flows from operating activities
Net income (loss)		$5,664	$(784)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization		292	2,972
Provisions for losses on accounts receivable		20	72
Deferred income taxes		(35)	(60)
Changes in operating assets and liabilities:
Accounts receivable		(1,203)	1,084
Prepaid expenses and other current assets		(112)	187
Other assets		33	(1)
Accounts payable		445	30
Accrued expenses		503	167
Deferred revenue		(962)	4,492

Net cash provided by operating activities		4,645	8,159

Cash flows from investing activity
Purchase of property and equipment		(527)	(197)

Cash flows from financing activities
Payments on notes receivable from stockholders		—	122
Contributions to parent		(14,967)	(3,845)

Net cash used in financing activities		(14,967)	(3,723)

Increase (decrease) in cash and cash equivalents		(10,849)	4,239

Cash and cash equivalents, beginning of year		10,850	6,611

Cash and cash equivalents, end of year		$1	$10,850

Supplemental cash flow information
Conversion of notes receivable from stockholders to distribution		$—	$3,981

Decrease in accrued bonuses to stockholders from distribution	$		$(261)

The accompanying notes are an integral part of these financial statements.

Avega Health Systems, Inc.

Notes to Financial Statements

1.	DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Avega Health Systems, Inc. (“Avega” or the “Company”) is a wholly owned subsidiary of Avega Partners, Inc. The Company develops, manufactures, markets and distributes computer software that assists healthcare organizations to manage their businesses. The software products are used to integrate, analyze and better understand key operational, financial, administrative and clinical data obtained from transaction-based healthcare information systems. In particular, the Company provides assistance in budgeting, cost accounting, contract management, clinical analysis and enterprise reporting. Product support and other services, including consulting, advanced product services and education are also provided.

On January 1, 2006, Avega Partners, Inc. sold all of the outstanding stock of the Company to MedAssets, Inc. See Note 11.

Use of Estimates

The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). These accounting principles require certain estimates, judgments and assumptions to be made. The Company believes that the estimates, judgments and assumptions used in these financials are reasonable based upon information available at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. These financial statements would be affected to the extent there are material differences between these estimates and actual results. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting any available alternative would not produce a materially different result.

Revenue Recognition

Revenues are derived from three primary sources: (1) software licenses, (2) software support, and (3) services, which include consulting, advanced product services and training programs. In general, all revenue is recognized when 1) persuasive evidence of an arrangement exists, 2) delivery has occurred, 3) the fee is fixed or determinable, and 4) collectibility is probable and acceptance criteria, if any, have been met. If any of these criteria are not met, revenue recognition is deferred until such time as all of the criteria are met. Revenue involving software license arrangements is generally recognized in accordance with the American Institute of Certified Public Accountants Statement of Position No. 97-2, Software Revenue Recognition (“SOP 97-2”).

Most of the Company’s software license agreements contain multiple elements. These elements typically consist of software (both the Company’s and that of third parties), hardware (principally servers), installation services, training services, software support services and consulting implementation services. The software license arrangements generally include acceptance provisions tied to software installation and testing. Generally all software and hardware elements of the multi-element software license agreements are delivered prior to installation and testing. The Company generally does not have vendor specific objective evidence of the fair value of software elements since they are not sold separately.

The Company generally does not have vendor specific evidence of the fair value of its consulting services element of an arrangement since the services are offered at varying discounts and sold at varying prices when sold separately. Similarly, the Company generally does not have vendor specific evidence of the fair value of software support services element as the vast majority of software licenses are for a term of one year and vendor specific objective evidence is not determinable for timed based software licenses with duration of one year or less.

Avega Health Systems, Inc.

Notes to Financial Statements — (Continued)

The vast majority of the software license arrangements are bundled with one year of software support. Most of the Company’s customers renew their software rights annually. Software support services include access to technical content, as well as Internet and telephone access to technical support personnel. Software support also provides customers with rights to unspecified software product upgrades, maintenance releases and patches released during the term of the support period.

Given that the Company cannot objectively determine the fair value for all of the undelivered elements offered in its multi element arrangements and the undelivered elements are services which would otherwise qualify to be accounted for separately as service transactions under SOP 97-2, the entire arrangement fee is recognized ratably over the period in which the services are expected to be performed or over the software support period, whichever is longer, beginning with the delivery and acceptance of the software, provided all other revenue recognition criteria are met.

Contract accounting as described in the American Institute of Certified Public Accountants Statement of Position No. 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (“SOP 81-1”) is applied to any arrangements (1) that include milestones or customer specific acceptance criteria that may affect collection of the software license fees, (2) where services include significant modification or customization of the software, (3) where significant consulting services are provided for in the software license contract without additional charge, or (4) where the software license payment is tied to the performance of consulting services.

Revenues for consulting services sold separate from a software license arrangement are generally recognized as the services are performed. If there is a significant uncertainty about the consulting project completion or receipt of payment for the consulting services, revenue is deferred until the uncertainty is sufficiently resolved. The Company estimates the percentage of completion on contracts with fixed or “not to exceed” fees on a monthly basis utilizing hours incurred to date as a percentage of total estimated hours to complete the project. If there is not sufficient basis to measure progress towards completion, revenue is recognized when final acceptance is received from the customer. The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent with the application of the percentage of completion method of accounting affect the amounts of revenue and related expenses reported in our consolidated financial statements. A number of internal and external factors can affect the estimates, including labor rates, utilization and efficiency variances, and specification and testing requirement changes.

Advanced product services are earned by providing services to customers that include remote database administration, performance monitoring and tuning, annual on-site technical support services and outsourcing. Outsourcing services include multi-featured software management and maintenance services for our software. Training service revenues include instructor-led, media-based and Internet-based training in the use of the products. Revenues for advanced product services and training services that are sold separate from a software license arrangement are recognized over the term of the service contract, which is generally one year.

Amounts recognized as revenue in advance of billing are recorded as unbilled receivables and generally involve software support and service revenues. Accounts receivable include unbilled revenue of approximately $842,000 and $485,000 as of December 31, 2005 and 2004, respectively.

Allowances for Doubtful Accounts and Returns

The Company makes judgments as to its ability to collect outstanding receivables and provide allowances for a portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices.

Avega Health Systems, Inc.

Notes to Financial Statements — (Continued)

Cost of Revenues

Cost of revenues consists of cost of license revenues and cost of product support and service revenues. Cost of license revenues includes royalties to third parties for software embedded in the Company’s products, royalties for the resale of third-party software to the Company’s customers and the cost of documentation, delivery and packaging. Cost of product support and service revenues include salaries and other personnel-related costs for implementation and training services, customer support organization, travel, bonuses, facility costs, costs of third parties contracted to provide implementation services to the Company’s customers and associated overhead expenses. Cost of revenues also includes amortization of intangible assets (see Note 4).

Income Taxes

The Company is treated as an S Corporation under the Internal Revenue Code. An S Corporation is not subject to income taxes at the corporate level (with exceptions under certain state income tax laws). Deferred income taxes are provided for temporary differences between the financial statement and income tax bases of our assets and liabilities, based on enacted state income tax rates applicable to S Corporations. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

Cash and Cash Equivalents

All highly liquid investments with maturities of three months or less when purchased are assumed to be cash equivalents.

Other Assets

Other assets consist of security deposits of approximately $272,000 and $275,000 as of December 31, 2005 and 2004, respectively, and an equity investment in a public company of approximately $0 and $30,000 as of December 31, 2005 and 2004, respectively. The equity investment is classified as available for sale. The gain on the investment was not significant for 2005 and 2004.

Concentration of Credit Risk

Financial instruments that are potentially subject to credit risk principally consist of cash, cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high credit quality institutions. In addition, investment policies have been implemented that limit investments to investment grade securities. Two customers represent 20.5% and 22.0% and 10.2% and 14.1% of total revenues in 2005 and 2004, respectively. Two customers represent 35.9% and 6.9% and 6.3% and 11.7% of gross accounts receivable at December 31, 2005 and 2004, respectively.

The Company’s policies generally do not require collateral on accounts receivable, as its customers are generally large, well established companies. The Company periodically performs credit evaluations of its customers and maintains reserves for potential credit losses.

Research and Development

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, software costs are expensed as incurred until technological feasibility of the software is determined and the recovery of the cost can reasonably be expected, after which any additional costs are capitalized. The Company has expensed all software development costs because the establishment of technological feasibility of products and their availability for sale have substantially coincided.

Avega Health Systems, Inc.

Notes to Financial Statements — (Continued)

Impairment of Long-Lived Assets

The Company reviews long-lived assets and identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. These assets are assessed for impairment based on estimated undiscounted future cash flows from these assets. If the carrying value of the assets exceeds the estimated future undiscounted cash flows, a loss is recorded for the excess of the asset’s carrying value over the fair value. The Company did not recognize any impairment loss for long-lived assets or identifiable intangible assets in 2005 and 2004.

2.	IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS 123(R), Share-Based Payment. SFAS 123(R) requires companies to expense share-based payments to employees, including stock options, based on the fair value of the award at the grant date. SFAS 123(R) also eliminates the intrinsic value method of accounting for stock options permitted by APB Opinion No. 25, which is currently followed. SFAS 123(R) becomes effective for us for the year that begins January 1, 2006. The Company does not expect the impact of SFAS 123(R) to be material to its financial statements.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which replaces APB Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements-an amendment of APB Opinion No. 28. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company believes the adoption of SFAS No. 154 will not have a material effect on the Company’s financial condition or results of operations.

3.	PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is provided for using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the lease terms or the useful lives of the improvements.

The major classes of property and equipment for the years ended December 31, 2005 and 2004, are as follows:

	Useful
	Lives	2005	2004
	(In thousands)

Computer and related equipment	2-3 years	$816	$386
Furniture and fixtures	3-5 years	970	1,035
Leasehold improvements	5 years	189	189

Total cost		1,975	1,610
Less accumulated depreciation		(1,376)	(1,246)

Total		$599	$364

Depreciation expense related to property and equipment is approximately $292,000 and $412,000 for the years ended December 31, 2005 and 2004, respectively.

Avega Health Systems, Inc.

Notes to Financial Statements — (Continued)

4.	INTANGIBLE ASSETS

The Company’s intangible assets consisted of software, consulting contracts, and maintenance contracts. The intangible assets were fully amortized as of December 31, 2004. The Company recorded amortization expense of approximately $2,560,000 for the year ended December 31, 2004.

5.	COMMITMENTS AND CONTINGENCIES

The Company leases certain facilities and equipment under noncancelable operating leases through fiscal 2007. As of December 31, 2005, future minimum annual operating lease payments were as follows:

Year	Amount
(In thousands)

2006	$713
2007	403
2008	7

$1,123

Rent expense was approximately $954,000 and $941,000 in 2005 and 2004, respectively, prior to any reductions from sublease income of approximately $57,000 and $55,000 in 2005 and 2004.

6.	EMPLOYEE BENEFIT PLAN

The Company has a 401(k) employee benefit plan covering eligible employees whereby employee contributions are matched up to an amount generally determined annually by the Board of Directors. Contributions to the plan were approximately $256,000 and $236,000 for the years ended December 31, 2005 and 2004, respectively.

7.	DEFERRED REVENUE

Deferred revenues at December 31, 2005 and 2004 are approximately $14,230,000 and $15,192,000, respectively. Deferred revenues consist of product support, services and software licenses. Deferred product support revenues represent customer payments made in advance for annual support contracts. Product support services are typically billed on a per annum basis in advance, and revenue is recognized ratably over the support period. Deferred service revenues include prepayments for consulting, advanced product services and education services. Revenue for these services is recognized as the services are performed.

Deferred software license revenues typically result from undelivered products or specified enhancements, acceptance provisions or software license transactions that are not segmentable from consulting services.

8.	GUARANTEES

The Company’s software license agreements generally include certain provisions for indemnifying customers against liabilities if our software products infringe a third party’s intellectual property rights. To date, the Company has not incurred any material costs as a result of such indemnifications and has not accrued any liabilities related to such obligations in these financial statements as the fair value of such agreements is minimal.

The Company’s software license agreements also generally include a warranty that the software products will substantially operate as described in the applicable program documentation during the product support term. Product support periods typically have a duration of 12 months. The Company also warrants that services performed will be provided in a manner consistent with industry standards for a period of 90 days

Avega Health Systems, Inc.

Notes to Financial Statements — (Continued)

from performance of the service. To date, no material costs associated with these warranties have been incurred.

9.	RELATED PARTIES

The Company is a wholly owned subsidiary of Avega Partners, Inc. The Company paid distributions to Avega Partners, Inc. of approximately $14,967,000 and $3,845,000 during the years ended December 31, 2005 and 2004, respectively. The payments primarily related to transfer of excess cash on hand as well as principal payments made in connection with debt maintained at Avega Partners, Inc. and have been reflected as contributions to parent in the financial statements.

The Company also classifies payments made to the parent as notes receivable until such time that the Company’s Board of Directors approves the payments as dividends. At December 31, 2005 and 2004 there were no outstanding note receivables from stockholders. During 2004 the Company’s Board of Directors approved the conversion of $3,981,000 of various notes receivable including accrued interest as dividends to parent. This amount was offset by approximately $(261,000) related to bonus amounts accrued for stockholders of the parent. These amounts have also been reflected as contributions to parent.

10.	INCOME TAXES

The provision for income tax expense (benefit) are as follows for the year ended December 31:

	2005	2004
	(In thousands)

Current expense
State	$86	$86

Total current expense	86	86

Deferred benefit
State	(34)	(248)

Total deferred benefit	(34)	(248)

Provision (benefit) for income taxes	$52	$(162)

A reconciliation between reported income tax expense (benefit) and the amount computed by applying the statutory state income tax rate is as follows at December 31:

	2005	2004
	(In thousands)

State taxes	$52	$(126)
Research and development credit	—	(36)

	$52	$(162)

Avega Health Systems, Inc.

Notes to Financial Statements — (Continued)

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows at December 31:

	2005	2004
	(In thousands)

Current deferred tax assets
Accrued expenses	$23	$22
Research and development credit	54	54

Total current deferred tax assets	77	76

Current deferred tax liabilities
Prepaid expenses	(7)	(5)

Total current deferred tax liabilities	(7)	(5)

Net current deferred tax asset	70	71

Noncurrent deferred tax assets	211	219
Fixed assets
Research and development credit	25	1

Total noncurrent deferred tax assets	236	220

Noncurrent deferred tax liabilities	(30)	(50)

Deferred revenue
Total noncurrent deferred tax liabilities	(30)	(50)

Net noncurrent deferred tax asset	$206	$170

11.	SUBSEQUENT EVENT

On January 1, 2006 Avega Partners, Inc. sold all of the outstanding stock of the company for cash consideration of approximately $51,307,000 and Preferred Stock of the acquiring company valued at approximately $11,625,000 for total consideration of $62,932,000.

MedAssets, Inc.

UNAUDITED PRO FORMA CONSOLIDATED
BALANCE SHEET

The following unaudited pro forma consolidated balance sheet data as of June 30, 2007 give effect to the acquisition of MD-X, the 2007 Financing and the 2007 Dividend as if they had occurred on June 30, 2007.

The unaudited pro forma consolidated balance sheet is presented for illustrative purposes only and is not necessarily indicative of the financial position that would have actually been reported had these events occurred on June 30, 2007, nor are they necessarily indicative of future financial positions. The pro forma consolidated balance sheet includes pro forma adjustments that are based upon available information and certain assumptions which we believe are reasonable under the circumstances. The acquisition of MD-X was accounted for under the purchase method of accounting. The allocation of the purchase price was based upon the estimated fair value of the acquired assets and liabilities in accordance with Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations (“SFAS No. 141”).

	As of June 30, 2007
			Pro Forma
		MD-X	MD-X		Other Pro Forma		Pro
	MedAssets	Solutions	Adjustments		Adjustments		Forma
	(Unaudited)	(Unaudited)					(Unaudited)
	(In thousands)

ASSETS
Current Assets:
Cash and cash equivalents	$23,036	$205	$(70,855	)(a)	$69,638	(b)	$22,024
Restricted cash	20	—	—		—		20
Accounts receivable	25,497	7,713	(750	)(c)	—		32,460
Deferred tax asset, current	9,148	—	—		—		9,148
Prepaid expenses & other current assets	4,858	300	—		—		5,158

Total current assets	62,559	8,218	(71,605)		69,638		68,810
Property and equipment	28,012	1,362	—		—		29,374
Other long term assets
Goodwill	168,318	—	65,901	(d)	—		234,219
Intangible assets, net	52,573	—	20,120	(d)	—		72,693
Deferred tax asset	6,050	—	—		—		6,050
Other	5,117	598	—		1,362	(e)	7,077

Total long term assets	232,058	598	86,021		1,362		320,039

Total assets	$322,629	$10,178	$14,416		$71,000		$418,223

	As of June 30, 2007
			Pro Forma
		MD-X	MD-X		Other Pro Forma		Pro
	MedAssets	Solutions	Adjustments		Adjustments		Forma
	(Unaudited)	(Unaudited)					(Unaudited)
	(In thousands)

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$6,254	$1,075	$—		$—		$7,329
Accrued revenue share incentives and rebates	25,957	—	—		—		25,957
Accrued payroll and benefits	8,961	3,215	125	(f)	—		12,301
Other accrued expenses	4,664	324	—		—		4,988
Deferred revenue, current portion	16,647	176	(176	)(f)	—		16,647
Current portion of notes payable	1,726	—	—		1,500	(b)	3,226
Current portion of finance obligation	237	—	—		—		237

Total current liabilities	64,446	4,790	(51)		1,500		70,685
Notes payable, less current portion(l)	178,173	—	—		138,500	(b)	316,673
Finance obligations, less current portion	8,844	—	—		—		8,844
Deferred revenue, less current portion	5,241	—	—		—		5,241
Other long term liabilities	800	(50)	10,212	(g)	—		10,962

Total liabilities	257,504	4,740	10,161		140,000		412,405
Redeemable convertible preferred stock	232,816	—	9,693	(h)	1,292	(i)	243,801
Stockholders’ equity (deficit)
Common stock	135	3	(3	)(j)	—		135
Additional paid in capital	0	721	(721	)(j)	—		—
Notes receivable from stockholders	(933)	0	—		—		(933)
Treasury stock	—	(500)	500	(j)	—		—
Other comprehensive income/deferred compensation	328	—	—		—		328
Retained earnings (accumulated deficit)	(167,221)	5,214	(5,214	)(j)	(70,292	)(k)	(237,513)

Total stockholders’ equity (deficit)	(167,691)	5,438	(5,438)		(70,292)		(237,983)

Total Liabilities and Stockholders’ Equity (Deficit)	$322,629	$10,178	$14,416		$71,000		$418,223

(a)	This adjustment represents cash used in the acquisition of MD-X.

Cash consideration	$(70,110)
Transaction costs	(745)

Net adjustment	$(70,855)

(b)	This adjustment represents proceeds from the 2007 Financing and from the issuance of series J preferred equity to an officer of MD-X, net of debt issuance costs, the 2007 Dividend and the repayment of indebtedness under our revolving loan facility with proceeds from the 2007 Financing.

Proceeds from 2007 Financing	$150,000
Issuance of series J preferred equity	1,000
2007 Dividend	(70,000)
Repayment of revolving loan facility	(10,000)
Debt issuance costs	(1,362)

Net adjustment	$69,638

The short-term portion of the $150,000 term loan is $1,500; long-term portion, net of repayment of the revolving loan facility of $10,000, is $138,500.

(c)	This adjustment represents the adjustment of accounts receivable of MD-X to fair value in connection with the acquisition of MD-X and to conform with company policy.

(d)	Goodwill represents the excess of the purchase price paid in the acquisition of MD-X over the fair value of the net tangible and intangible assets acquired. Identified intangible assets were valued using assistance from an external valuation firm. See the Notes to Unaudited Pro Forma Consolidated Financial Statements.

(e)	This adjustment represents the debt issuance costs of $1,362 incurred in connection with the 2007 Financing.

(f)	These adjustments represent the adjustment of deferred revenue and accrued expenses of MD-X to fair value in connection with the acquisition of MD-X.

(g)	This adjustment primarily represents a deferred tax liability recognized upon the acquisition of MD-X.

(h)	This adjustment represents the fair value of the series J preferred stock issued in connection with the acquisition of MD-X.

(i)	This represents the following adjustments to redeemable preferred equity:

Issuance of series J preferred equity	$1,000
Accretion of series J preferred equity to fair value	292

Net adjustment	$1,292

(j)	These adjustments represents the elimination of pre-acquisition MD-X equity accounts balances due to the application of purchase accounting.

(k)	This adjustment represents the following adjustments to retained earnings:

2007 Dividend payment	$(70,000)
Accretion of series J preferred equity to fair market value	(292)

Net adjustment	$(70,292)

(1)	We have contractual obligations under our credit agreement. The following table summarizes our long-term contractual debt future maturities as of June 30, 2007 including the additional maturities associated with the 2007 Financing:

	Payments Due by Period
		Less
		Than	1-3	3-5	After 5
	Total	1 Year	Years	Years	Years
	(In millions of dollars)

Bank credit facility — 2006 Financing	$169.2	$1.7	$3.4	$3.4	$160.7
Bank facility amendment — 2007 Financing	150.0	1.5	3.0	3.0	142.5

Total bank facility	$319.2	$3.2	$6.4	$6.4	$303.2

MedAssets, Inc.

UNAUDITED PRO FORMA CONSOLIDATED
STATEMENT OF INCOME

The following unaudited pro forma consolidated statement of income for the six months ended June 30, 2007 has been prepared to give effect to the acquisitions of XactiMed and MD-X and the 2007 Financing as if these events had occurred on January 1, 2007.

This unaudited pro forma consolidated statement of income is presented for illustrative purposes only and is not necessarily indicative of the results of operations that would have actually been reported had the acquisitions and 2007 Financing occurred on January 1, 2007, nor are they necessarily indicative of future results of operations. The pro forma combined condensed consolidated statement of income includes pro forma adjustments based upon available information and certain assumptions that we believe are reasonable under the circumstances. Certain non-recurring transactions have been excluded from the statements of income. The acquisitions were accounted for under the purchase method of accounting. The allocation of the purchase price was based upon the estimated fair value of the acquired assets and liabilities in accordance with SFAS No. 141.

	Six Months Ended June 30, 2007
		MedAssets			XactiMed			MD-X
		Pro Forma		XactiMed	Pro Forma			Pro Forma		Pro Forma
	MedAssets	Adjustments		(a)	Adjustments		MD-X(a)	Adjustments		Combined
	(Unaudited)			(Unaudited)			(Unaudited)			(Unaudited)
	(In thousands, except per share data)

Gross administrative fees	$71,042	$—		$—	$—		$—	$—		$71,042
Other fees	37,000	—		6,343	(239	)(b)	14,925	—		58,029

Total fees	108,042	—		6,343	(239)		14,925	—		129,071
Less: revenue share obligations	(22,718)	—		—	—		—	—		(22,718)

Total net revenue	85,324	—		6,343	(239)		14,925	—		106,353
Operating expenses
Cost of revenue	9,039	—		—	1,318	(c)(d)	—	5,017	(c)	15,374
Product development expenses	3,691	—		—	368	(c)(d)	—	352	(c)	4,411
Selling and marketing expenses	18,696	—		963	(183	)(c)(d)	—	999	(c)	20,475
General and administrative expenses	26,367	—		5,236	(2,309	)(c)(e)(d)	14,291	(9,293	)(c)(e)(f)	34,292
Depreciation	3,476	—		29	—		253	—		3,758
Amortization of intangibles	6,368	—		13	1,129	(g)	—	2,042	(g)	9,552
Impairment of PP&E and intangibles	1,195	—		—	—		—	—		1,195

Total operating expenses	68,832			6,241	323		14,544	(883)		89,057
Operating income	16,492	—		102	(562)		381	883		17,296
Other income (expense)
Interest expense	(7,387)	(2,750	)(h)	(3)	(295	)(i)	(149)	(2,751	)(i)	(13,335)
Other income (expense)	912	—		(14)	—		51	—		949

Income (loss) before income taxes	10,017	(2,750)		85	(857)		283	(1,868)		4,910
Income tax (benefit)	3,854	(1,062	)(j)	20	208	(j)	14	202	(j)	3,236

Net income (loss)	6,163	(1,688)		65	(1,065)		269	(2,070)		1,674
Preferred stock dividends and accretion	(7,647)	—		—	(697	)(k)	—	(300	)(k)	(8,644)

Net (loss) income attributable to common stockholders	$(1,484)	$(1,688)		$65	$(1,762)		$269	$(2,370)		$(6,970)
Income per share — basic	$(0.11)									$(0.52)
Income per share — diluted	$(0.11)									$(0.52)
Shares used in per share calculation — basic	13,384									13,384
Shares used in per share calculation — diluted	13,384									13,384

(a)	The XactiMed statement of income data is for the period from January 1, 2007 through May 18, 2007, the date of the acquisition. The MD-X statement of income data is for the period from January 1, 2006 through June 30, 2007 (date of acquisition was July 2, 2007).

(b)	Adjusts revenue related to the reduction of the XactiMed deferred revenue balance as a result of the January 1, 2007 acquisition date assumption. The deferred revenue balance is assumed to be reduced, in accordance with purchase accounting requirements, to adjust assets and liabilities to fair market value at the date of acquisition. Our valuation methodology is to estimate the costs required to deliver contractual requirements plus a historical profit margin to estimate the fair value of deferred revenue balances at the acquisition date.

(c)	These adjustments reflect reclassifications of acquired company operating expenses to be consistent with our statement of income presentation.

(d)	This adjustment eliminates $1.1 million of XactiMed one-time special employee bonuses paid in connection with the acquisition.

(e)	These adjustments reflect share-based compensation from common stock options issued to acquiree’s employees immediately subsequent and directly related to the acquisition. The remaining vesting period of unvested employee stock options is 60 months.

(f)	This adjustment eliminates $3.3 million of MD-X acquisition-related expenses relating primarily to accounting fees and one-time special employee bonuses paid in connection with the acquisition.

(g)	These adjustments reflect estimated amortization of identified intangible assets resulting from acquisition purchase accounting.

(h)	This adjustment reflects the interest expense associated with the 2007 Financing used to fund the 2007 Dividend to shareholders using a 7.86% interest rate. A 1/8% sensitivity applied to our current interest rate would yield an approximate $0.3 million impact to the interest expense for six months ended June 2007.

(i)	These adjustments reflect interest expense on debt incurred in connection with the acquisitions. MD-X acquisition debt of $70.0 million and the XactiMed acquisition debt of $10.0 million assume a current interest rate of 7.86%. A 1/8% sensitivity applied to this interest rate would yield an approximate $0.4 million impact to the interest expense for the six months ended June 2007.

(j)	This adjustment reflects provision for taxes to reflect the impact of the acquired entity’s net income and the pro forma adjustments. The pro forma adjustment for income taxes was determined based upon the statutory tax rate for the period.

(k)	These adjustments reflect 8% accumulated dividends on preferred stock issued in connection with the acquisitions.

MedAssets, Inc.

UNAUDITED PRO FORMA CONSOLIDATED
STATEMENT OF INCOME

The following unaudited pro forma consolidated statement of income for the year ended December 31, 2006 has been prepared to give effect to the acquisitions of MD-X and XactiMed, the 2006 Financing and the 2007 Financing as if these events had been completed at January 1, 2006.

The unaudited pro forma consolidated statement of income is presented for illustrative purposes only and is not necessarily indicative of the results of operations that would have actually been reported had the acquisitions, the 2006 Financing and the 2007 Financing occurred on January 1, 2006, nor are they necessarily indicative of future results of operations. The pro forma consolidated statement of income includes pro forma adjustments based upon available information and certain assumptions that we believe are reasonable under the circumstances. The acquisitions were accounted for under the purchase method of accounting. The allocation of the purchase price was based upon the estimated fair value of the acquired assets and liabilities in accordance with SFAS No. 141.

	Year Ended December 31, 2006
		MedAssets			XactiMed			MD-X
		Pro Forma			Pro Forma			Pro Forma		Pro Forma
	MedAssets	Adjustments		XactiMed	Adjustments		MD-X	Adjustments		Combined
										Unaudited
	(In thousands, except per share data)

Gross administrative fees	$125,202	$—		$—	$—		$—	$—		$125,202
Other fees	60,457	—		13,176	(652	)(a)	19,184	—		92,165

Total fees	185,659	—		13,176	(652)		19,184	—		217,367
Less: revenue share obligations	(39,424)	—		—	—		—	—		(39,424)

Total net revenue	146,235	—		13,176	(652)		19,184	—		177,943
Operating expenses:
Cost of revenue	14,960	—		—	3,284	(b)	—	6,260	(b)	24,504
Product development expenses	7,176	—		—	1,205	(b)	—	637	(b)	9,018
Selling & marketing expenses	32,293	—		2,139	—		—	1,965	(b)	36,397
General & administrative expenses	55,556	—		9,348	(3,782	)(b)(c)	15,752	(8,388	)(b)(c)	68,486
Depreciation	4,907	—		—	—		—	225	(b)	5,132
Amortization of intangibles	12,398	—		—	3,012	(d)	—	4,084	(d)	19,494
Impairment of PP&E & intangibles	4,522	—		—	1,195	(e)	—	—		5,717

Total operating expenses	131,812			11,487	4,914		15,752	4,783		168,748
Operating income	14,423			1,689	(5,566)		3,432	(4,783)		9,195
Other income (expense):
Interest expense	(10,921)	(9,941	)(f)	(45)	(787	)(g)	(146)	(5,502	)(g)	(27,342)
Other income (expense)	(3,917)	—		—	—		64	—		(3,853)

(Loss) income before income taxes	(415)	(9,941)		1,644	(6,353)		3,350	(10,285)		(22,000)
Income tax (benefit)	(9,026)	(3,839)		125	(555	)(h)	54	(2,125	)(h)	(15,366)

Net income (loss)	8,611	(6,102)		1,519	(5,798)		3,296	(8,160)		(6,634)
Preferred stock dividends and accretion	(14,713)	—		—	(1,860	)(i)	—	(600	)(i)	(17,173)

Net (loss) income attributable to common stockholders	$(6,102)	$(6,102)		$1,519	$(7,658)		$3,296	$(8,760)		$(23,807)
Income per share — Basic	$(0.56)									$(2.18)
Income per share — Diluted	$(0.56)									$(2.18)
Shares used in per share calculation — Basic	10,940									10,940
Shares used in per share calculation — Diluted	10,940									10,940

(a)	This adjustment reflects an adjustment to revenue related to the reduction of the XactiMed deferred revenue balance. The deferred revenue balance is assumed to be reduced, in accordance with purchase accounting requirements, to adjust assets and liabilities to fair market value at the date of acquisition. Our valuation methodology is to estimate the costs required to deliver contractual requirements plus a historical profit margin to estimate the fair value of deferred revenue balances at the acquisition date.

(b)	These adjustments reflect reclassification of acquired company operating expenses to be consistent with our statement of income presentation.

(c)	These adjustments reflect stock based compensation from common stock options issued to acquiree’s employees immediately subsequent and directly related to the acquisition. The remaining vesting period of unvested employee stock options is 60 months.

(d)	These adjustments reflect amortization of identified intangible assets resulting from acquisition purchase accounting.

(e)	This adjustment reflects the impairment of in-process research and development intangibles acquired in the acquisition of XactiMed.

(f)	These adjustments reflect the interest expense associated with the 2006 Financing and 2007 Financing used to fund the December 2006 and August 2007 special dividend to shareholders ($140 million in total) using a 7.86% interest rate. A 1/8% sensitivity applied to our current interest rate would yield approximately $1.4 million change to the interest expense for year ended December 2006.

(g)	These adjustments reflect interest expense on debt incurred in connection with each acquisition. The MD-X acquisition debt of $70 million and the XactiMed acquisition debt of $10 million assume an interest rate of 7.86%. A 1/8% sensitivity applied to our current interest rate would yield approximately $.8 million change to the interest expense for year ended December 2006.

(h)	These adjustments reflect a provision for taxes to reflect the impact of the acquired entity’s net income and the pro forma adjustments. The pro forma adjustment for income taxes was determined based upon the statutory tax rate for the period.

(i)	These adjustments reflect 8% accumulated dividends on preferred stock issued in connection with each acquisition.

MedAssets, Inc.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
FINANCIAL STATEMENTS

1.	Basis of Pro Forma Presentation

The unaudited pro forma consolidated financial statements of MedAssets for the periods ended December 31, 2006 and June 30, 2007 are presented as if the acquisitions of MD-X and XactiMed, the 2006 Financing and the 2007 Financing, as applicable, had been consummated on January 1, 2006 and June 30, 2007, respectively.

XactiMed, Inc.

The total purchase price was $50.4 million, comprised of approximately $20.4 million in cash and series I preferred stock valued at approximately $29.1 million. The total purchase price of the XactiMed acquisition and the allocation of the total purchase price to XactiMed’s net tangible and intangible assets based upon their estimated fair value at the acquisition date are as follows (in thousands):

(Unaudited)
Cash consideration	$20,414
Transaction costs	867
Fair value of stock issued	29,140

Aggregate purchase price	50,421
Goodwill	34,260
Identified intangible assets	17,992
Net tangible assets	(1,831)

Aggregate purchase price	$50,421

		Estimated
	Fair Value	Useful Life

Customer base	$6,800	8
Developed technology	8,777	5
Employment agreement	600	3
Tradename	620	3
In-process research and development	1,195

Total identified intangible assets	$17,992

Acquired identified intangible assets were valued using assistance from an external valuation firm. Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. In accordance with SFAS No. 142 “Goodwill and Other Intangible Assets,” (“SFAS No. 142”), goodwill will not be amortized and will be tested for impairment at least annually.

MedAssets, Inc.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

MD-X Solutions, Inc.

The total purchase price was $80.5 million, comprised of approximately $70.1 million in cash and series J preferred stock valued at approximately $9.7 million. The total purchase price of the MD-X acquisition and the allocation of the total purchase price to MD-X’s net tangible and intangible assets based upon their estimated fair value at the acquisition date are as follows (in thousands):

Unaudited

Cash consideration	$70,110
Transaction costs	745
Fair value of stock issued	9,693

Aggregate purchase price	80,548
Goodwill	65,901
Identified intangible assets	20,120
Net tangible assets	(5,473)

Aggregate purchase price	$80,548

		Estimated
	Fair Value	Useful Life

Customer base	$14,182	7
Developed technology	4,217	3
Employment agreement	187	3
Employment agreement	235	1.5
Tradename	1,299	3

Total identified intangible assets	$20,120

Acquired identified intangible assets were valued using assistance from an external valuation firm. Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. In accordance with SFAS No. 142, goodwill will not be amortized and will be tested for impairment at least annually.

2.	Pro Forma Combined Weighted Average Common Shares Outstanding

Shares used to calculate unaudited pro forma net income per basic share were not adjusted to reflect shares issued in exchange each acquisition to MedAsset’s weighted average common shares outstanding given our net loss attributable to common shareholders at December 31, 2006 and June 30, 2007. Shares issued in connection with the acquisition were preferred shares (series I and J) convertible to common shares on a one to one basis. Inclusion of these shares would have an antidilutive impact to our earnings per share.

	Shares At	Shares At
	December 31,	June 30,
	2006	2007

XactiMed, Inc. (series I preferred stock)	1,712,076	1,712,076
MD-X Solutions, Inc. (series J preferred stock)	552,283	552,283

Total acquisition shares issued	2,264,359	2,264,359
Shares sold to an officer of MD-X (series J preferred stock)	73,637	73,637
MedAssets’ weighted average common shares outstanding	10,940,000	13,384,000
Pro forma MedAssets’ weighted average common shares outstanding	10,940,000	13,384,000

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

Set forth below is a table of the registration fee for the SEC, the filing fee for the National Association of Securities Dealers, Inc., the listing fees for the Nasdaq Global Select Market and estimates of all other expenses to be incurred in connection with the issuance and distribution of the securities described in the Registration Statement, other than underwriting discounts and commissions:

SEC registration fee		$7,061.00
NASD fee		23,500.00
Nasdaq Global Select Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers

We are a Delaware corporation. Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions), or (iv) for any transaction from which a director derived an improper personal benefit.

Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

Our certificate of incorporation and by-laws generally eliminate the personal liability of our directors for breaches of fiduciary duty as a director and indemnify directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

We maintain an insurance policy providing for indemnification of our officers, directors and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

Item 15.	Recent Sales of Unregistered Securities

Set forth below is information regarding shares of common stock and preferred stock issued, and options and warrants granted, by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such shares, options and warrants and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

Series C-1 Convertible Preferred Stock

In March 2005, we sold an aggregate of 1,000,000 shares of our series C-1 convertible preferred stock to an investor at a price of $9.00 per share for an aggregate purchase price of $9,000,000.

Series H Convertible Preferred Stock

In January 2006, we sold an aggregate of 1,056,818 shares of our series H convertible preferred stock in connection with our acquisition of the outstanding stock of Avega.

Series I Convertible Preferred Stock

In May 2007, we sold an aggregate of 1,712,076 shares of our series I convertible preferred stock in connection with our acquisition of XactiMed.

Series J Convertible Preferred Stock

In July 2007, we sold an aggregate of 625,920 shares of our series J convertible preferred stock in connection with our acquisition of the outstanding shares of MD-X, inclusive of 73,637 shares issued to an officer of MD-X for $1,000,000.

Warrants

In March 2005, warrants to purchase 101,197 shares of series F convertible preferred stock and 38,923 shares of common stock (treated as single unit) were exercised at an exercise price of $1.80 per unit for an aggregate exercise price of $182,154.60.

In May 2007, we sold warrants to purchase 10,000 shares of common stock to Capital Health Group, a healthcare industry lobbying firm, for professional services. The warrants had an exercise price of $8.35 per share for an aggregate price of $83,500. The warrants were exercised on June 30, 2007.

Since July 1, 2004, warrants to purchase an aggregate of 2,005,967 shares of common stock have been exercised, at exercise prices ranging from $0.01 to $8.35 per share for an aggregate exercise price of $238,024.63.

The sales of the above securities were deemed to be exempt from registration in reliance on Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering. All recipients were accredited investors, as those terms are defined in the Securities Act and the regulations promulgated thereunder. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

Stock Options and Restricted Stock Awards

Since July 1, 2004, we issued 454,813 shares of series F convertible preferred stock and 174,926 share of common stock (treated as single unit) pursuant to the exercise of unit options at an exercise price of $1.80 per unit for aggregate consideration of $818,663.40.

Since July 1, 2004, we granted options to purchase an aggregate of 5,763,340 shares of common stock to employees, consultants and directors under our 1999 Stock Incentive Plan and 2004 Long-Term Incentive Plan at exercise prices ranging from $2.29 to $8.35 per share for an aggregate exercise price of $26,782,110.73.

Since July 1, 2004, we issued an aggregate of 3,549,369 shares of common stock to employees, consultants and directors pursuant to the exercise of stock options issued pursuant to the exercise of stock options under our 1999 Stock Incentive Plan and 2004 Long-Term Incentive Plan at exercise prices ranging from $0.50 to $7.74 per share for an aggregate consideration of $5,859,634.81.

Since July 1, 2004, 95,000 shares of restricted stock were granted to members of our advisory board.

The sales of the above securities were deemed to be exempt from registration in reliance in Rule 701 promulgated under Section 3(b) under the Securities Act as transactions pursuant to a compensatory benefit plan or a written contract relating to compensation.

Item 16.	Exhibits

Exhibit
No.		Description of Exhibit

1	.1*	Form of Underwriting Agreement
3	.1*	Amended and Restated Certificate of Incorporation of MedAssets, Inc.
3	.2*	Amended and Restated By-laws of MedAssets, Inc.
4	.3*	Form of common stock certificate
4	.4*	Amended and Restated Registration Rights Agreement
5	.1*	Opinion of Willkie Farr & Gallagher LLP
10.1		MedAssets Inc. 2004 Long-Term Incentive Plan (as amended)
10.2		1999 Stock Incentive Plan (as amended)
10.3		Credit Agreement, dated as of October 23, 2006 among the MedAssets, Inc., its domestic subsidiaries, Bank of America, N.A., BNP Paribas, CIT Healthcare LLC, and the other lenders party thereto, as amended by the First Amendment to Credit Agreement and Waiver dated as of March 15, 2007 and the Second Amendment to Credit Agreement dated as of July 2, 2007.
10.4		Employment Agreement, dated as of August 21, 2007, by and between MedAssets, Inc. and John A. Bardis
10.5		Employment Agreement, dated as of August 21, 2007, by and between MedAssets, Inc. and Rand A. Ballard
10.6		Employment Agreement, dated as of August 21, 2007, by and between MedAssets, Inc. and Jonathan H. Glenn
10.7		Employment Agreement, dated as of August 21, 2007, by and between MedAssets, Inc. and Scott E. Gressett
10.8		Employment Agreement, dated as of August 21, 2007, by and between MedAssets, Inc. and L. Neil Hunn
21		Subsidiaries of MedAssets, Inc.
23	.1*	Consent of Willkie Farr & Gallagher LLP (included in the opinion to be filed as Exhibit 5.1 hereto)
23.2		Consent of BDO Seidman, LLP with respect to the consolidated financial statements of MedAssets, Inc.
23.3		Consent of BDO Seidman, LLP with respect to the combined financial statements of Avega, Inc
23.4		Consent of Sobel & Co. with respect to the combined financial statements of MD-X Solutions, Inc.
23.5		Consent of Weaver & Tidwell, L.L.P. with respect to the financial statements of XactiMed, Inc.
23.6		Consent of Pearl Meyer & Partners with respect to its role as compensation consultant
24		Powers of Attorney (included on the signature page)

*	To be filed by amendment.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

(a) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alpharetta, State of Georgia on August 24, 2007.

MEDASSETS, INC.

By:	/s/ John A. Bardis
Name: John A. Bardis

Title:	Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates stated. Each person whose signature appears below constitutes and appoints John Bardis, L. Neil Hunn and Scott Gressett and each of them severally, as his or her true and lawful attorney-in-fact and agent, each acting along with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) and exhibits to the Registration Statement on Form S-1, and to any registration statement filed under Commission Rule 462, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ John A. Bardis John A. Bardis	Chairman of the Board and Chief Executive Officer (principal executive officer)	August 24, 2007

/s/ L. Neil Hunn L. Neil Hunn	Chief Financial Officer (principal financial officer)	August 24, 2007

/s/ Scott E. Gressett Scott E. Gressett	Chief Accounting Officer (principal accounting officer)	August 24, 2007

/s/ Rand A. Ballard Rand A. Ballard	Director	August 24, 2007

/s/ Harris Hyman Harris Hyman	Director	August 24, 2007

/s/ Terrence J. Mulligan Terrence J. Mulligan	Director	August 24, 2007

Signature	Title	Date

/s/ Earl H. Norman Earl H. Norman	Director	August 24, 2007

/s/ Lance Piccolo Lance Piccolo	Director	August 24, 2007

/s/ John C. Rutherford John C. Rutherford	Director	August 24, 2007

/s/ Samantha Trotman Burman Samantha Trotman Burman	Director	August 24, 2007

/s/ Bruce F. Wesson Bruce F. Wesson	Director	August 24, 2007

EXHIBIT LIST

Exhibit
No.		Description of Exhibit

1	.1*	Form of Underwriting Agreement
3	.1*	Amended and Restated Certificate of Incorporation of MedAssets, Inc.
3	.2*	Amended and Restated By-laws of MedAssets, Inc.
4	.3*	Form of common stock certificate
4	.4*	Amended and Restated Registration Rights Agreement
5	.1*	Opinion of Willkie Farr & Gallagher LLP
10.1		MedAssets Inc. 2004 Long-Term Incentive Plan (as amended)
10.2		1999 Stock Incentive Plan (as amended)
10.3		Credit Agreement, dated as of October 23, 2006 among the MedAssets, Inc., its domestic subsidiaries, Bank of America, N.A., BNP Paribas, CIT Healthcare LLC, and the other lenders party thereto, as amended by the First Amendment to Credit Agreement and Waiver dated as of March 15, 2007 and the Second Amendment to Credit Agreement dated as of July 2, 2007.
10.4		Employment Agreement, dated as of August 21, 2007, by and between MedAssets, Inc. and John A. Bardis
10.5		Employment Agreement, dated as of August 21, 2007, by and between MedAssets, Inc. and Rand A. Ballard
10.6		Employment Agreement, dated as of August 21, 2007, by and between MedAssets, Inc. and Jonathan H. Glenn
10.7		Employment Agreement, dated as of August 21, 2007, by and between MedAssets, Inc. and Scott E. Gressett
10.8		Employment Agreement, dated as of August 21, 2007, by and between MedAssets, Inc. and L. Neil Hunn
21		Subsidiaries of MedAssets, Inc.
23	.1*	Consent of Willkie Farr & Gallagher LLP (included in the opinion to be filed as Exhibit 5.1 hereto)
23.2		Consent of BDO Seidman, LLP with respect to the consolidated financial statements of MedAssets, Inc.
23.3		Consent of BDO Seidman, LLP with respect to the combined financial statements of Avega, Inc
23.4		Consent of Sobel & Co. with respect to the combined financial statements of MD-X Solutions, Inc.
23.5		Consent of Weaver & Tidwell, L.L.P. with respect to the financial statements of XactiMed, Inc.
23.6		Consent of Pearl Meyer & Partners with respect to its role as compensation consultant
24		Powers of Attorney (included on the signature page)

*	To be filed by amendment.